191ST ANNUAL REPORT 2008

Defining great customer experience

BMO Financial Group

I appreciate a bank that can help my company in good times and bad.

Thanks for giving me the advice
that makes sense for me.

Defining great customer experience begins with
making
sense
of it all.
BMO’s vision – to be the bank that defines great customer experience – galvanizes our organization and encourages every one of our 37,000 employees to help us succeed.
In everything we do, we define great customer experience. We do so by helping our customers make sense of their financial lives, and by bringing clarity to the complexities of money.

BMO gratefully acknowledges our customers who so generously gave their time and portraits to this annual report.

Adolphe A. Tinling President and Principal Designer Adolphe Anthony T. Design International and Associates Montreal, Quebec	Linda Knight CEO, CarePartners Waterloo, Ontario	Scott Saxberg President and CEO, Crescent Point Energy Trust Calgary, Alberta	Maria Monreal-Cameron President and CEO, Hispanic Chamber of Commerce of Wisconsin Milwaukee, Wisconsin

Who We Are

A Canadian-based North American bank, established in 1817, BMO® Financial Group is highly diversified. We work with millions of personal, commercial, corporate and institutional customers through our operating groups: Personal and Commercial Banking Canada, Personal and Commercial Banking U.S., Private Client Group and BMO Capital Markets. Our 37,000 employees are dedicated to making BMO the bank that defines great customer experience. Our approach is relationship-driven. In every business, our focus is on customers – and on always improving our overall performance. We are proud of what we do and where we work. And we believe in giving back. This is who we are.

Our Operating Groups

Personal and Commercial Banking Canada (P&C Canada) Serving more than seven million personal and commercial customers, we partner with other BMO businesses to deliver a full range of products and services. We do this through our integrated network of branches, automated banking machines and specialized sales forces, and through direct banking by phone and online.
Personal and Commercial Banking U.S. (P&C U.S.) Serving more than 1.2 million customers, together with other Harris and BMO businesses, we deliver a full range of products and services. We do this through our integrated network of branches, automated banking machines, and direct banking by phone and online. Our distribution capabilities, combined with our local knowledge, allow us to effectively deliver the highest level of service to our customers.	Private Client Group (PCG) Operating under the BMO brand in Canada and Harris in the United States, we deliver a broad range of wealth management products and solutions to client segments ranging from mainstream to ultra-high net worth individuals, as well as institutions.	BMO Capital Markets® (BMO CM) From offices on five continents, we serve corporate, institutional and government clients in North America and internationally, drawing on our expertise in investment and corporate banking, debt and equity research, treasury and market risk management.

Our Dividend Record
BMO has a strong dividend growth record and our target payout ratio is at 45% to 55% of earnings. We have a long-standing commitment to enhancing shareholder value while maintaining a strong capital position that allows us to execute our growth strategies.

Contents

Business Review
Who We Are	IFC
Numbers That Matter	IFC
2008 Highlights	4
President and Chief Executive Officer’s Message	5
Our Strategy at a Glance	6
The Vision Driving our Strategy	7
Management Process	8
Management Committee	9
Progress Report
Defining Great Customer Experience	10
Momentum Across the Enterprise	12
Refining Risk Management for the Global Market	14

Governance Review
Chairman’s Message	16
Corporate Governance	17
Board of Directors	19

Corporate Responsibility Review
Corporate Responsibility
Embracing our Responsibilities	20
Developing our People	20
Helping our Communities	22
Environment	24

Financial Review
Management’s Discussion and Analysis	25
Financial Performance and Condition at a Glance	26
Supplemental Information	90
Consolidated Financial Statements	104
Notes to Consolidated Financial Statements	108

Directories and Resources
Principal Subsidiaries	152
Performance Committee	153
Glossary	154
Shareholder Information	156
Where to Find More Information	IBC

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal together with its subsidiaries.

Numbers That Matter

Financial Performance		Customer Service

Shareholder Return
Product/Service Excellence
•   BMO Bank of Montreal received a gold medal from the Canadian Public Relations Society (Toronto) for the best use of communications tools for the Business Coach podcast series.
•   For the second year in a row, BMO Mutual Funds® was awarded the Dalbar Mutual Fund Service Award for best overall customer service.
•   BMO InvestorLine® was recognized as Canada’s fastest online brokerage web site by Gómez Canada, and rated number one bank-owned online brokerage in The Globe and Mail’s 10th annual online brokerage ranking.
•   BMO Capital Markets was named Best Investment Bank in Canada by Global Finance magazine.
•   BMO Capital Markets ranked as the top Equity Research Group in Canada for the 28th consecutive year in the Brendan Wood International Survey of Institutional Investors.
•   Four funds managed by Private Client Group received a 2008 Lipper Award for excellence in fund performance: BMO Resource Fund, BMO Dividend Fund, BMO Guardian Global Technology Fund and Phoenix Insight Value Equity Fund.

Employees	Our Communities

2008 HIGHLIGHTS
2008 Highlights
BMO’s annual report provides our shareholders with the information they need to make sense of our business. The following chart presents a snapshot of our financial performance and business growth, customer satisfaction and risk management, as well as corporate governance and responsibility. It also refers readers to more detailed information within the annual report.

   FINANCIAL PERFORMANCE

•	Net income of $1,978 million compared with $2,131 million a year ago.

•	Earnings per share of $3.76 compared with $4.11 a year ago.

•	Return on equity of 13.0% compared with 14.4% a year ago.

   BUSINESS GROWTH

•	P&C Canada earned $1,320 million with higher revenues and earnings in each quarter of the year, demonstrating tangible progress on our strategic agenda.

•	P&C U.S. earned $96 million by growing revenues and effectively managing costs. We successfully completed the integration of our Wisconsin acquisitions.

•	PCG earned $395 million, matching the record results of a year ago despite difficult markets. We continue to invest for future growth while actively managing expenses.

•	BMO Capital Markets earned $692 million in a very difficult capital market environment with good results in a number of our core businesses.

   CUSTOMER SATISFACTION

•	P&C Canada grew our customer base, improved customer loyalty scores and established individual performance scorecard standards to measure our success.

•	P&C U.S.’s multi-year transformation program is enhancing the customer experience and improving front-line and operating efficiency. We increased our market presence by expanding our commercial sales force, and increased our number of branches to over 280.

•	PCG expanded the number of sales and sales support roles, invested in technology, and expanded our asset management capabilities by completing the acquisition of U.K.-based Pyrford International plc.

•	BMO Capital Markets continued to identify growth opportunities for our core clients; enhanced the expertise we offer to our clients as demonstrated through the acquisition of Griffin, Kubik, Stephens & Thompson, Inc., a Chicago-based municipal bond dealer; and expanded our international presence, opening an office in Mumbai[1], India. We now operate in locations across North America, Europe, Asia, Australia and South America.

   RISK MANAGEMENT

•	Strengthened risk management capabilities as part of our Risk Evolution Initiative.

•	Acted to reduce risk in some of our capital markets businesses.

•	Maintained strong capital ratios that are well in excess of our target levels.

   CORPORATE GOVERNANCE

•	We remain committed to conducting our business honestly and transparently, acting in accordance with our framework for sound corporate governance. FirstPrinciples, our code of business conduct and ethics, is the foundation of our employee governance framework.

•	BMO is effectively positioned to meet regulatory requirements and respond to emerging compliance risks on a timely basis.

•	For the sixth consecutive year, BMO Financial Group was recognized for its leadership in corporate social responsibility, ranked by Corporate Knights as one of the Best 50 Corporate Citizens.

   CORPORATE RESPONSIBILITY

•	One of two Canadian banks named in the Carbon Disclosure Leadership Index, signifying distinction in the level of awareness of the risks and opportunities associated with climate change.

•	Released BMO’s Environmental Policy and Action Plan.

1  Office in Mumbai opened in November 2008.
4  |  BMO Financial Group 191st Annual Report 2008

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE
Update to Shareholders
In reflecting on the 2008 fiscal year, my starting point must be to recognize that it has been a period of fundamental instability in financial markets – a time when many of the world’s economies were pushed into recession. The impact on financial markets has been pervasive, affecting the cost of funds and liquidity. It has also affected our customers and much of the hard work of the bank in 2008 was directed to helping them respond to this changing environment.
The conditions affected us as well. But, at the same time, this year confirmed the strength and diversity of BMO Financial Group’s businesses.
We turned in a solid financial performance with close to $2 billion in net income and a Tier 1 Capital Ratio of 9.77 per cent – and we improved customer loyalty and market share in key product lines. Equally important, we made significant progress against our stated agenda and, as a result, we are better positioned – both for a period of low or negative economic growth and for the ultimate recovery.
The earning power of our company is driven by customers.
The actions we have taken to look at banking and the impact of the changing environment through our customers’ eyes represent a fundamental shift underway at BMO. We enhanced the clarity of our position in the marketplace with a well-defined promise – to help our customers make sense of their finances and to take away complexity.
Our consistent approach to customers will allow us to continue to grow customer loyalty and market share –and, as a result, grow earnings and maintain our strong balance sheet.
We began dealing early and effectively with the challenges
of the current environment.
Eighteen months ago we launched a review of how we measure and manage risk at BMO. The work we did confirmed significant strengths – particularly with respect to the management of credit risk.
We also identified opportunities for improvement and immediately embarked on a program that focuses on areas of emerging risk and builds our capabilities for the future.
Under the direction of our newly appointed Chief Risk Officer we increased our capability and people skills and realigned the entire risk organization – we did this with the businesses. The risk team worked on building ownership with more clearly defined accountabilities. Risk transparency was emphasized throughout the organization with improved reporting of the performance of business units.
BMO Financial Group 191st Annual Report 2008 | 5

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE
 Our strategy at a glance

HOW WE WILL ACHIEVE IT

OUR GOVERNING OBJECTIVE To maximize the total return to BMO shareholders and generate, over time, top-quartile total shareholder return relative to our Canadian and North American peer groups.	We will maintain our medium-term financial objectives to, over time:
•   Increase EPS by an average of 10% per year
•   Earn average annual ROE of between 17% and 20%
•   Achieve average annual cash operating leverage of at least 2%
•   Maintain a strong regulatory capital position

OUR STRATEGY Grow our core Canadian businesses and accelerate our expansion in the United States.	To strengthen our performance, we will focus on three core elements of our business:
•   Customer – Define who we are and what we do in our customers’ terms
•   Pace – Identify and capture opportunities quickly; prioritize, and execute rapidly
•   Growth – Grow earnings consistently and manage capital within our capital management framework

OUR STRATEGIC PRIORITIES
1. Build a superior Canadian personal banking business.	• Deliver a differentiated customer experience, further enhance our performance management system and launch attractive and compelling new offerings that drive results
• Further leverage our successful credit card offerings to provide the right choices by understanding and addressing the needs of our customer segments

2. Further strengthen commercial banking to continue being a leading player.
•   In Canada, enhance the quality and consistency of the customer experience for commercial and small business segments by focusing on customer needs and embedding strong performance management discipline

• In the U.S., grow our commercial businesses and become the leading player in our markets through aggressively building our capabilities and strengthening our focus on this segment

3. Grow our wealth management businesses and capture increasing market share.
•   Provide best-in-class wealth management solutions with a focus on helping our clients invest and plan for their retirement years
•   Enhance our business models and invest selectively to create incremental value

4. Deliver strong, stable returns in BMO Capital Markets.	• Maintain a diversified, dynamic portfolio of businesses that serve the evolving needs of our core clients • Continue to optimize our businesses to generate appropriate risk-adjusted returns

5. Improve our performance and expand our network in the U.S. to lead in the U.S. Midwest.
•   Continue to expand our distribution network through a combination of acquisitions and expansion, taking advantage of recent market and industry events
•   Deliver a differentiated customer experience, being helpful in unexpected ways and responsive to evolving customer needs and preferences

6. Build a high-performing, customer-focused organization.	• Provide a differentiated customer experience by making customer benefit the focus of decision-making, and streamlining processes to deliver value and take away complexity
• Manage the performance of our businesses, core assets and employees with excellence
• Hire and develop results-focused leaders, who act as role models in our customer culture and deliver results

6  |  BMO Financial Group 191st Annual Report 2008

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

The vision driving
our strategy
At the core of our strategy is a
customer-focused vision for bringing
clarity to our customers. Our vision
galvanizes all 37,000 of our employees
and empowers every individual to play
a role in achieving our strategic goals.

OUR VISION
To be the bank that defines great customer experience.
OUR VALUES
Take Pride
In what we do and where we work
Keep Your Word
Never waver from our commitments to our customers and each other
Embrace Diversity
Gain strength through our people and our perspectives
Do the Right Thing
Demonstrate respect for all and earn trust through the integrity of our actions
Have the Courage to Win
Focus on what makes us successful
OUR PROMISE TO CUSTOMERS
We will provide the clarity you need to make the right decisions with your money.

The active steps we took during the year to manage and reduce exposure in securitized asset and structured debt programs enabled us to make significant progress in reducing risk in this area. Our strategy going forward is to balance the objectives of continuing to reduce the size of these programs while preserving asset value.
In each group we have a defined business
strategy built around our customers and
our strengths.
Throughout the pages of this report, we have illustrated the performance of our four principal operating groups.
Personal and Commercial Banking Canada (P&C Canada) reported very good results in 2008, with revenue and net income improving each quarter. The group grew revenues at a higher rate than in 2006 and nearly twice the 2007 rate. We are in a period of strategic spending – executing deliberate plans and investing to improve our competitive position. But in the current environment, we are also highly mindful of making every dollar count. Expenses are being tightly controlled, as they are across the enterprise.
Customers are experiencing newer branches, improved service, innovative retail offerings and, in the fall of 2008, we increased our advertising in major urban centres in both Canada and the United States.
Personal and Commercial Banking U.S. is recognized for very high loyalty scores and strong customer relationships. Fiscal 2008 brought many new customers to Harris – customers seeking a strong and stable financial institution. We also continued to expand our branch network. While conscious of the realities of today’s markets and the importance of maintaining financial strength, we see opportunities ahead to increase our share of the U.S. Midwest market.
Private Client Group earnings in 2008 reflect the depth of our offerings and the quality of our relationships. It is notable that 2008 net income equalled 2007’s record results. This business offers products that are highly attractive to customers and help them to plan and invest for their retirement years – and it’s tied to our entire commercial and personal distribution platform in Canada and the United States, which provides further opportunity to grow.
BMO Capital Markets earnings in 2008 flowed from strong performance in our interest-rate-sensitive and foreign exchange businesses. This strength served to offset softness in some of our fee-based businesses. The emphasis going forward will be on customer relationships, advice and execution.

BMO Financial Group 191st Annual Report 2008 | 7

PRESIDENT AND CHIEF EXECUTIVE OFFICER’S MESSAGE

BMO’s Management Process
BMO’s cross-functional management process focuses on aligning execution to our strategic goals and leading the drive to top performance. Membership in all committees is reviewed annually.

Enterprise-wide, economic recovery will present significant opportunities for all our businesses.
P&C Canada has been successfully building share by focusing on relationships. As consumer confidence recovers and activity levels increase, we are well-positioned for above-average revenue growth. In the U.S. Midwest, where the competitive landscape has changed dramatically, Harris has become the natural home for more consumers and businesses. In Private Client Group, we succeed with our full range of award-winning offerings and our industry-recognized leadership in how we serve customers. In BMO Capital Markets, our focus on customer relationships positions us to benefit from increased mergers and acquisitions and advisory work as a number of our corporate clients – among them many of Canada’s largest and strongest companies – will be poised for growth when the recovery begins.
For investors looking to 2009 and beyond, there are compelling reasons BMO Financial Group represents a good investment: our retail-oriented customer focus is working and generating higher earnings; we have enhanced our risk management capabilities; and, we have excellent opportunities to leverage our strong capital position to grow our business.
To give credit where credit is due, many of our strategies and programs are implemented on the front lines, literally one customer at a time. So thank you, in particular this year, to the people who work with our customers every day.
I concluded last year’s annual report message saying: “The creation of value for our shareholders flows directly from the value we deliver to our customers. We know that the best way to do that is to bring the strength of our entire company to our customers, to help them make the choices that are best for them. Every time.” This continues to be our commitment.

William A. Downe
President and Chief Executive Officer

8 | BMO Financial Group 191st Annual Report 2008

MANAGEMENT COMMITTEE

Management Committee 15 members	Performance Committee 54 members	Leadership Council Approximately 300 members
	• 15 Management Committee members • 39 heads of lines of business and functional groups	• All BMO executives

RESPONSIBLE FOR SETTING AND MANAGING ENTERPRISE STRATEGY AND PERFORMANCE	RESPONSIBLE FOR DRIVING ENTERPRISE RESULTS AND DELIVERING ON CORPORATE PRIORITIES	RESPONSIBLE FOR UNDERSTANDING ENTERPRISE AND GROUP STRATEGIES AND ALIGNING ALL BMO EMPLOYEES AROUND THEM
•   Review enterprise and group strategies
•   Approve mergers and acquisitions
•   Approve financial targets and plans and review results
•   Approve culture and diversity goals
•   Monitor strategic initiatives and track performance
•   Govern investment in initiatives across the enterprise
    Meets biweekly
• Drive enterprise results • Perform peer review of performance against established targets • Problem-solve and take action on initiatives relating to BMO’s strategic priorities Meets quarterly
•   Engage employees and align them around key strategies/plans
•   Problem-solve on major enterprise and business issues
•   Communicate key messages and model behaviours to BMO community at large
•   Build problem-solving and peer-to-peer review capabilities
    Meets annually

Management Committee*

1	William A. Downe, President and Chief Executive Officer, BMO Financial Group, is responsible for providing leadership and vision for BMO Financial Group, and is accountable to shareholders through the Board of Directors for defining, communicating and implementing strategic and operational goals that will maximize shareholder value. The President and CEO has responsibility for our enterprise-wide performance and financial results, including Profit & Loss, Balance Sheet and Shareholder Value metrics. Joined BMO in 1983; in role since March 2007.

OPERATING GROUPS

Personal and Commercial Banking Canada

2	Frank Techar, President and Chief Executive Officer, Personal and Commercial Banking Canada, oversees the strategic direction for delivery of our banking services through BMO Bank of Montreal to more than seven million customers across Canada. Joined BMO in 1984; in role since July 2006.

3	Sandra Hanington, Executive Vice-President, Customer Strategies and Marketing, Personal and Commercial Banking Canada, is accountable for the development and implementation of customer strategies to achieve a differentiated position for BMO Bank of Montreal in the Canadian market. Joined BMO in 1999; in role since August 2006.

4	Maurice Hudon, Senior Executive Vice-President, Personal and Commercial Banking Canada, is accountable for long-term development initiatives and the cards and retail payments, insurance and broker services lines of business. Joined BMO in 1978; in role since August 2006.

Personal and Commercial Banking U.S.

5	Ellen Costello, President and Chief Executive Officer, Harris Financial Corp., is responsible for the strategic direction of our U.S. personal and commercial banking business, driving profitable business growth both organically and through acquisition. Joined BMO in 1983; in role since August 2006.
Private Client Group

6	Gilles Ouellette, President and Chief Executive Officer, Private Client Group, is responsible for BMO Financial Group’s North American wealth management businesses. He is also deputy chair, BMO Nesbitt Burns. Joined BMO in 1979; in role since May 1999.

7	Dean Manjuris, Head of Full Service Brokerage Line of Business and President and Director, Private Client Division, BMO Nesbitt Burns, is responsible for the strategic direction of the Private Client Division within our wealth management business. Joined BMO in 1983; in role since November 1999.

8	Graham Parsons, Executive Vice-President, Global Private Banking and End-to-End Strategic Initiatives, BMO Financial Group, is responsible for the strategic direction of BMO Financial Group’s trust and estate, customized banking, investment management, family office and philanthropic advisory services, which are delivered through 50 offices in North America. Joined BMO in 1992; in role since May 2002.

BMO Capital Markets**

9	Tom Milroy, Chief Executive Officer, BMO Capital Markets, is responsible for all of BMO Financial Group’s businesses serving corporate, institutional and government clients in North America and around the world. Joined BMO in 1993; in role since March 2008.

10	Eric Tripp, President, BMO Capital Markets, is responsible for BMO Financial Group’s dealings with corporate, institutional and government clients, which encompass investment and corporate banking as well as trading products and treasury operations. Joined BMO in 1983; in role since March 2008.
CORPORATE FUNCTIONS Finance***

11	Russel Robertson, Interim Chief Financial Officer, BMO Financial Group, is responsible for BMO Financial Group’s financial strategy, financial reporting and planning, treasury, investor relations and enterprise-wide group strategy development and management. Joined BMO in 2008; in role since March 2008.

Legal, Corporate and Compliance

12	Simon Fish, Executive Vice-President and General Counsel, BMO Financial Group, is the Bank’s chief legal officer responsible for providing advice to the Board of Directors and management on a variety of matters including banking, mergers and acquisitions, compliance and securities laws. Joined BMO in 2008; in role since May 2008.

Enterprise Risk and Portfolio Management

13	Tom Flynn, Executive Vice-President and Chief Risk Officer, BMO Financial Group, is responsible for enterprise-wide risk and portfolio management at BMO Financial Group. Joined BMO in 1992; in role since March 2008.

Human Resources and Corporate Communications

14	Rose Patten, Senior Executive Vice-President, Head of Human Resources and Senior Leadership Advisor, BMO Financial Group, is responsible for BMO Financial Group’s strategies and functions in Human Resources, Corporate Communications and Change Management across the enterprise. As Senior Leadership Advisor, she provides advice and counsel to BMO’s most senior leaders and directs all leadership development and succession planning. Joined BMO in 1995; in role since July 2006.

Technology and Operations

15	Barry Gilmour, Group Head, Technology and Operations, BMO Financial Group, is responsible for managing, maintaining and providing governance related to information technology, operations services, real estate and sourcing for BMO Financial Group. Joined BMO in 1978; in role since November 2006.

    * As of October 31, 2008. See photo on page 8.
  ** Yvan Bourdeau, Vice-Chair, BMO Capital Markets, retired as of October 31, 2008.
*** Karen Maidment, Chief Financial and Administrative Officer, is currently on leave.
BMO Financial Group 191st Annual Report 2008 | 9

PROGRESS REPORT
Defining great customer
experience
We understand that financial performance is linked to our ability to deliver what customers want – less complexity and easier access to the help they need to make their financial decisions.
Customers told us they want less complexity and more help in making financial decisions – and that banks can do better. At BMO, we saw an opportunity: to remove that complexity and help people make sense of their finances. Our commitment – to make money make sense – is our response to the fundamental reason customers walk through our doors: to realize their ambitions, to build their financial futures and to manage risk.
Today more than ever, people bank and invest with us for the experience and insights we bring to the table. Making sense of financial challenges and opportunities means that when customers walk out our doors, they have a sense of confidence. They are confident in their financial futures and they are confident they have chosen the right bank. This is critical to BMO’s long-term growth and competitiveness.
Focusing on our customers
When we launched the first phase of our customer commitment two years ago, all employees, from head office to the front line, sharpened their focus on the customer. We introduced Net Promoter Score (NPS) – a measure of customer loyalty – to many more of our businesses. Today, NPS helps us gauge how we are doing with customers across most of the enterprise and points of contact. In 2008, we introduced a program that defines service fundamentals and promotes the consistent delivery of the service our customers expect.
From small and large businesses to investors and institutions, we’re working across BMO to raise every customer’s expectations. This is why our advertising campaigns in Canada and the United States now carry simple but provocative statements that directly address customer concerns.
These programs have played a critical role in preparing us to be the bank that defines great customer experience.
Everyone’s on board
BMO’s vision is a point of pride for our employees. It puts the energy, strength and intelligence of the entire organization squarely behind our customers. And we’re signalling this commitment with performance measures that link all employees’ compensation at BMO to our success with customers.
Expanding our branch network
At the same time, we have been enhancing our community presence with a campaign to add or redevelop branches in prime locations across Canada. The redesign will increase the street-level visibility of BMO’s distinctive blue – one of the most recognizable corporate colours in Canada. And to provide a wider range of customers with a more comprehensive offering, we’re placing a full complement of retail and commercial bankers, as well as wealth management professionals, in more of our locations. Similarly, at Harris we are primarily growing our branch network through acquisitions. Under the Harris banner, we have grown 44% over the past three years and now operate over 280 branches in three states in the U.S. Midwest.

10  |   BMO Financial Group 191st Annual Report 2008

PROGRESS REPORT
Products that meet customers’ needs
Our commitment to the customer is more than a promise: it’s a deliverable. It’s backed with compelling offerings that deliver what customers want, and we are going to keep on raising this bar.

   2008 COMPELLING OFFERS

Homeowner ReadiLine®	BMO LifeStage Plus Funds

Customers told us they want more control over their financial affairs. In Canada, we responded with “the only loan you will ever need” – a combination of a mortgage and a secured line of credit. As the customer pays down the mortgage, the line of credit increases. It’s a big reason why personal loans grew 18.7% in 2008 and our market share was up 89 basis points.
In response to customers’ desire for investment options that combine growth potential with a principal guarantee, these funds were launched in June 2007 and reached $1 billion in net contributions in September 2008. In a year of volatility in economies and markets around the world, this product has delivered on a core need of our customers – reducing their worry by protecting their investments.

Online Account Application	Financial Planning Software Tool

In June, Harris launched an online account application that takes about eight minutes to complete. As a result, online account openings at Harris increased 160% in 2008. Next project: shorten the time for online applications for commercial deposits and business accounts. As of October 2008, Canadian customers can also apply online to BMO Bank of Montreal for a personal banking account.
We have invested in an industry-leading enterprise-wide financial planning tool to bring unparalleled clarity to our clients’ financial pictures. This new software will be used by all financial planning professionals across BMO Financial Group. Regardless of customer location or point of contact, the financial planning software will help ensure consistency and portability in clients’ plans.

Tax-Free Savings Account	Business Coach Podcast Series

In 2008, the Government of Canada announced the creation of the new Tax-Free Savings Accounts (TFSA). Canadians can now invest up to $5,000 a year for life by opening a TFSA at BMO, and save money without paying any tax on investment earnings or withdrawals. TFSAs are a great, flexible option for our customers to help them achieve their financial goals.
We introduced additional topics in our award-winning Business Coach podcast series, which features audio information segments with external experts offering timely advice for small business owners.

Push to Talk	Equity Research

We’ve added Push to Talk links to more key pages of our Harris web site to engage online visitors who may be considering Harris’ services and solutions, applying for an account or a loan online, or using Harris’ online banking services. With one click, visitors can quickly connect with our call centre and speak to a customer service representative. In 2008, Harris conducted almost 77,000 Push to Talk conversations.
By merging our award-winning Canadian and U.S. equity research teams into a single operating group, we have around 60 analysts covering nearly 800 public companies – and we’re in a position to offer sector-specific equity strategies to money managers who are increasingly taking a global approach to their business.

BMO Mosaik® MasterCard®1	Global Treasury Management Solutions

We launched a new Shell®2 Mosaik MasterCard, which delivers superior customer loyalty rewards. Our customers can also choose the BMO Gold AIR MILES®3 MasterCard and get an exclusive 20% discount on the number of AIR MILES reward miles required for all flights worldwide to over 500 destinations and with no blackout periods. These offers are part of the reason our card balances are up 13.8% in 2008.
We’re offering our business customers access to markets across the United States, Canada and Europe, and helping them navigate an array of options and requirements through one banking relationship and a single point of contact.

BMO Financial Group 191st Annual Report 2008 | 11

PROGRESS REPORT
Momentum across the enterprise
We continue to invest strategically for growth. Across our lines of business, we’re seizing opportunities that enhance our competitive position. And we’re aligning strategies at the enterprise level to gain efficiencies that ensure every dollar counts.
To maintain our focus on improving BMO’s core business performance, we’re investing strategically in people, processes, distribution channels and product offerings. These are the drivers of growth, particularly in our retail, commercial and wealth management businesses. To enable us to fast-track investments according to their potential value for shareholders and customers, we’re assessing initiatives at the enterprise level using a single set of measures. And we’re continuing to enhance service by identifying and removing costly and unnecessary steps.

Momentum in 2008
We are focused on building momentum in our core businesses in all of our operating groups.
In P&C Canada, for example, results indicate that our customer and growth strategies are working. By improving our service standards and introducing performance scorecards at the individual employee level, we’ve strengthened customer relationships – a trend clearly indicated by our growing customer base and rising customer loyalty scores. BMO’s retail and commercial bankers and wealth professionals are bringing a team approach to our customers, delivering integrated strategies that apply the full range of our expertise to their financial opportunities. Customers are experiencing higher service standards – consistently – at all points of contact. And for key decisions in their financial lives – a first account, mortgage or financial plan – we’ve raised our game, delivering expertise and advice that have set a new benchmark in our company. These developments are reflected in our financial results. Revenue grew in each of our Personal, Commercial and Cards businesses.
We are building momentum in our commercial business, where BMO ranks second in business banking lending market share. Two years ago, we created three commercial banking districts in Toronto, Montreal and Vancouver, and appointed some of our most experienced leaders to run them. In the past year, we launched a performance management program that tracks portfolio growth, customer retention, revenue and profitability. This helps us recognize our best employees and provides all employees with informed feedback on opportunities for improvement. We also enhanced our market offerings and we are taking a more comprehensive approach to our commercial customers’ needs. As a result of these and other initiatives, loans were up by 9.5% in 2008, and market share improved by 67 basis points. Customer loyalty scores for our commercial business were also up in 2008.
Momentum is also building in P&C U.S., where our customer focus, performance-driven culture and the ongoing expansion of Chicago’s “home town” bank are combining to provide opportunities today and

12  |  BMO Financial Group 191st Annual Report 2008

PROGRESS REPORT

for the future. Supported by a branch network now 44% larger than it was in 2005, the Harris brand has increased visibility in markets across three Midwestern states. At the same time, Harris’ multi-year transformation program is enhancing customers’ experience and improving front-line and operating efficiency. Harris’ reputation as a pillar of the Midwest financial community was important to its success in capturing market share, as customers refinancing their mortgages in this year’s challenging environment moved their business to the trusted Harris brand. Our U.S. commercial banking business also benefited from Harris’ solid reputation. We expanded our sales force, hiring a number of the region’s most experienced and highly regarded commercial bankers, increasing Harris’ competitive presence as well as future growth potential.
Despite challenging conditions this year, our wealth management businesses showed we’re not standing still. Private Client Group stayed focused on its established targets and delivered strong results. In 2008, to reach more clients and improve service, we expanded our customer service and sales forces at BMO Nesbitt Burns®*, BMO Harris Private Banking and BMO InvestorLine. We invested in technology, for example, enhancing our financial planning capabilities with the goal of providing clients with clear, meaningful and personal financial plans. Additionally, we continued to expand our asset management capabilities, completing the acquisition of U.K.-based Pyrford International plc, extending the reach of PCG’s institutional asset management beyond North America, and announcing an agreement to make a strategic investment in Virtus Investment Partners, Inc.
BMO Capital Markets’ leadership team undertook a comprehensive review that focused on optimizing performance through capital allocation and achieving a better balance of risk and return. The plan is built on strengthening our stable, profitable base and identifying attractive growth opportunities for our core clients.
In 2008, we more than doubled the size of our municipal bond business in the United States by acquiring Griffin, Kubik, Stephens & Thompson, Inc., a Chicago-based municipal bond dealer. With our national presence in municipal banking and a solid and well-diversified investor base, this now gives a competitive advantage as more U.S. municipalities seek to finance their infrastructure needs.
We are also expanding our international footprint, opening an office in Mumbai1, India, that will help our clients access international markets. BMO Capital Markets now operates in 12 locations across Europe, Asia, Australia and South America, in addition to 14 offices in North America. BMO Capital Markets was also named Best Investment Bank in Canada in 2008 by Global Finance magazine.

How we’re differentiating BMO to drive performance and growth
•	Our customer culture: We are streamlining our processes to ensure we deliver extraordinary value to our customers – and take away complexity. Our brand is compelling because it promises a differentiated experience.

•	Excellence in performance: We’re managing our people, processes and assets across the enterprise for productivity. Our culture emphasizes results, customer focus, accountability and leadership development.
•	Building leadership in risk management:
We’re making investments in our risk management capabilities, assessing performance based on risk-adjusted returns to ensure that the risks we assume are being appropriately rewarded and are generating shareholder returns.

1 Office in Mumbai opened in November 2008.
BMO Financial Group 191st Annual Report 2008 | 13

PROGRESS REPORT
Refining risk management
for the global market
We believe disciplined risk management is essential to building competitive advantage. The past year has confirmed the value of consistent leadership in the management of risk and we continue to make significant progress in evolving our risk management programs and making the most effective use of our balance sheet in creating value.
BMO was and remains proactive. For us, risk management has a twofold objective: to provide appropriate and independent risk oversight across the enterprise, and to partner with all of our lines of business in generating sustainable shareholder returns.
Eighteen months ago, we launched a review of how we measure and manage risk at BMO. This exercise confirmed some significant strengths, particularly in credit risk, where we have outperformed our peers for some years. The review also identified opportunities for improvement, and we embarked on a program of change immediately.
The agenda of our Risk Evolution Initiative is centred on four themes: ownership and accountability, transparency, optimizing risk-return and building partnerships (see table at right).
We have made significant progress on all of these, including the appointment of a new Chief Risk Officer (CRO), reporting to the Chief Executive Officer.
Our Risk Evolution Initiative is focused on managing risk in the current environment and building our capabilities for the future.
In the current environment, this means taking steps to reduce volatility, limiting our activity in some areas and managing credit more actively.
With respect to building our capabilities, we are adding seasoned risk leaders in select areas, enhancing risk education across the enterprise, clarifying accountabilities for managing risk among the business units, risk management and other control functions, focusing on greater risk transparency and more rigorous reporting, and improving the quality and the frequency of the dialogue we have about risk in all of our lines of business.
At the same time, we’ve appointed chief risk officers to support each of the main businesses. This will ensure an integrated view of risk at the business unit level, as well as a solid partnership with business unit leaders in managing the risk they undertake.
In strengthening our risk management practices and culture, we’re making solid progress toward our objective of consistent leadership in the management of risk.

14 | BMO Financial Group 191st Annual Report 2008

PROGRESS REPORT
BMO and the global economy
For more than a year, BMO and the other Canadian banks have been involved in a concerted effort to ensure the orderly functioning of financial markets in Canada – and, by extension, helping maintain confidence in global financial markets. This is something we will continue to do. Based upon performance before the current market uncertainty and the initiatives taken during the past year, the World Economic Forum’s most recent Global Competitiveness Report rated Canada as having the soundest banking system in the world.
It is now widely recognized that the global economy and financial markets have been affected by the U.S. mortgage market situation, along with fluctuations in currencies, commodities and equities. Earlier, it was thought that the economies of rapidly growing emerging-market nations, including China, India, Brazil and Russia, might not be notably affected by the weakening U.S. economy. These nations have accounted for much of the growth in demand for commodities – which has in turn been an important driver for Canada’s economy. And indeed, the prices of oil, metals and agricultural products continued to climb through mid-year.
However, as weak economic conditions spread from North America to Japan and much of Europe, export-dependent emerging markets are also experiencing slower rates of growth. This has led to a sharp downward correction in commodity prices. Given continued uncertainty as to when financial markets will recover and stronger global economic performance will return, most markets now face a period of substantial volatility.
At BMO, we are actively managing our businesses to navigate through this environment as it continues to change. This is a time for prudent and consistent management. Our stability, our record of standing behind our customers, the quality of our advice and our financial strength – these are what matter most to our customers right now.

BMO’s Risk Evolution Initiative is building on our existing strengths. We are systematically investing in our risk management to further enhance our capabilities:

BMO’S RISK EVOLUTION INITIATIVE
1. Building ownership and accountability	• Lines of business, risk management groups and control functions work closely together, with clearly defined structures and accountabilities
• Businesses represent the first line of defence in risk management, the Risk Management Group the second line and Internal Audit the third
• We are instilling a strong sense of ownership and accountability for risk

2. Building risk transparency	• Bottom-up process ensures we identify, monitor and manage key risks
• Enhanced top-down view focuses on significant top-line risks and emerging risks
• Improved risk reporting provides greater transparency and facilitates more effective risk discussions

3. Optimizing risk-return	• Performance of business units is assessed according to risk-adjusted returns
• Exiting activities that do not have attractive risk-return profiles to address opportunities that will optimize risk-return

4. Building partnerships	• Partner with each business to enhance risk transparency and risk-return performance
• Encourage open and effective dialogue about risk across the enterprise

BMO Financial Group 191st Annual Report 2008  |  15

CHAIRMAN’S MESSAGE

It was a good year to be chairman of a Canadian bank. Despite uncertainty in global credit markets, Canada’s banking system has lived up to its international reputation for safety and soundness.

Meeting the challenge
We were presented with challenges in 2008 that none of us had faced in our lifetimes. The confluence of events over the past year levelled a harsh blow to the global economy.
Credit markets around the world dried up. Interest rate spreads widened significantly. Lending between financial institutions became more guarded. Confidence wavered.
Through it all, Canadian banks persevered. And as Chairman of the Board of Bank of Montreal, I can report to my fellow shareholders that your company and its management team performed well in these challenging times.
Adapting to a new world
Challenging times are also the test of a board of directors. The Board was strengthened in 2008 with what proved to be the particularly timely appointment of Don Wilson III, previously Chief Risk Officer at J.P. Morgan Chase. At the same time, we are disappointed to be losing the services of Stephen Bachand and Eva Lee Kwok. Neither will be standing for re-election to the Board at our 2009 Annual Meeting of Shareholders; they have been outstanding directors and we will miss their wise counsel.
Banking has always been about managing risk – and, for the past year, risk management has been at the top of the Board’s agenda. Along with management, we have learned some lessons. We spent many hours examining the complexities of our business and working with management to respond to rapidly changing markets.
We are convinced that management has been prudent and has succeeded in managing risk. Our capital base remains strong and our lines of business continue to grow. Personal and Commercial Banking is stronger across the board. Private Client Group continues to produce impressive results, and we have succeeded in reducing risk across BMO Capital Markets. Bill Downe and his team have done well. Your Board has complete confidence in them to lead us through these difficult times.
2008 presented challenges, and there will be more to come, but we are confident about the future.

David A. Galloway
Chairman of the Board

16 | BMO Financial Group 191st Annual Report 2008

CORPORATE GOVERNANCE
Doing what is right
BMO is committed to doing what is right. By conducting our business honestly and transparently, acting in accordance with our framework for sound corporate governance and our code of ethical conduct, we best serve the interests of our many stakeholders – and our business.

Board of Directors
Bank of Montreal’s Board of Directors is responsible for the supervision and oversight of the management of our company, with the objective of enhancing shareholder value. This mandate can best be achieved by upholding high standards of corporate governance, which reflect not only all applicable legal and regulatory requirements, but also emerging best practices.
FirstPrinciples
FirstPrinciples, our code of business conduct and ethics, is the foundation of our governance framework and reflects our commitment to doing what is fair, right and legal. All BMO directors and employees must abide by the code. Each year, our Corporate Compliance department conducts a rigorous review of FirstPrinciples, benchmarking our code against best practices within the global financial industry and the regulatory environment, and presents its findings to the Board for review, action and approval. All BMO employees are required annually to read FirstPrinciples and answer a series of questions designed to ensure that they understand its requirements – and are observing them. We also make sure that our major suppliers are aware of our code.
Compliance Culture
Sound corporate governance involves rigorous oversight of regulatory compliance. Complying with applicable laws, rules and regulations wherever we operate is a key part of doing what is right. BMO’s Chief Compliance Officer independently oversees the operation of an effective compliance framework. This positions us to satisfy regulatory requirements and respond to emerging compliance risks on a timely basis worldwide. The Audit Committee receives regular reports from the Chief Compliance Officer on issues and trends affecting our compliance framework.
Whistleblowers
We encourage any BMO employee who has concerns relating to a breach or potential breach of FirstPrinciples, or any laws, regulations or BMO policy, to immediately report the concern, confidentially and anonymously, to any of the persons (including BMO’s General Counsel, Chief Compliance Officer

FOR MORE INFORMATION
Additional information about corporate governance at BMO is posted on our web site.
Notice of Annual Meeting of Shareholders
Shareholders are invited to attend our annual meeting on March 3, 2009, in St. John’s, Newfoundland and Labrador, or view a webcast of the event. Details of the webcast are available on our web site.
Corporate Governance
Our web site contains information on our corporate governance practices, including FirstPrinciples (our code of conduct), our Code of Ethics for the CEO and Senior Financial Officers, our Director Independence Standards and the Board and Committee Charters.
Proxy Circular
BMO’s annual proxy circular contains information on each of the directors, Board committee reports and a discussion of our corporate governance practices.
BMO Corporate Responsibility Report and Public
Accountability Statement
This annual report documents our corporate citizenship activities throughout the year. The 2008 report will be released in February 2009.
New York Stock Exchange Governance Requirements
Our web site provides a summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards.
Each of the documents referred to above is available in print to any shareholder upon request.
or Ombudsman) or departments listed on our FirstPrinciples web site. The Chair of the Audit Committee is notified of all concerns relating to accounting or auditing matters and then determines any next steps. The Board believes that by providing a forum for employees and officers to raise concerns about ethical conduct, and by then treating all complaints with the appropriate level of seriousness, we foster a culture of ethical conduct and responsibility.

BMO Financial Group 191st Annual Report 2008  |  17

CORPORATE GOVERNANCE
Board Committees

COMMITTEE	MEMBERS		RESPONSIBILITIES

Audit Committee	Philip S. Orsino (Chair) Robert Chevrier Ronald H. Farmer David A. Galloway (ex officio) Eva Lee Kwok	Jeremy H. Reitman Guylaine Saucier	Oversees the integrity of our financial reporting, internal controls, disclosure controls and internal audit function. Also oversees our compliance with legal and regulatory requirements and auditor independence requirements. Monitors transactions involving related parties, conflicts of interest, the use and disclosure of confidential and personal information, and standards of business conduct.

Governance and Nominating Committee	J. Robert S. Prichard (Chair) Robert M. Astley Stephen E. Bachand	David A. Galloway Bruce H. Mitchell Philip S. Orsino	Develops, reviews and assesses corporate governance principles and systems on an ongoing basis. Responsible for director succession, orientation and compensation.

Human Resources and Management Compensation Committee	Robert M. Astley (Chair) Stephen E. Bachand David R. Beatty Ronald H. Farmer	David A. Galloway Martha C. Piper J. Robert S. Prichard	Assists the Board in its oversight of human resources strategies, executive compensation, senior executive performance assessments and management succession.

Risk Review Committee	Bruce H. Mitchell (Chair) Robert M. Astley David R. Beatty George A. Cope David A. Galloway (ex officio) Harold N. Kvisle Philip S. Orsino (ex officio)	Guylaine Saucier Nancy C. Southern Don M. Wilson III	Oversees the identification, documentation, measurement and management of significant risks. Monitors compliance with risk-related regulatory requirements and with internal risk management policies and procedures.

BMO’s corporate governance structure:
Anti-Money Laundering
BMO’s Anti-Money Laundering and Anti-Terrorist Financing Policy helps safeguard the integrity of the international banking system. BMO will not knowingly do business with individuals, entities or governments attempting to turn “dirty” money into “clean” money. Nor will we knowingly conduct any type of business transaction relating to property owned or controlled by, or on behalf of, a terrorist group. In 2008, the Canadian government revised its anti-money laundering and anti-terrorist financing regulations in order to bring Canada’s regulatory regime into line with new international standards. In the United States, regulatory authorities have stepped up their oversight of anti-money laundering and anti-terrorist financing provisions. We are assigning resources to meet the increased expectations of regulators, particularly in Canada and the United States, with respect to anti-money laundering and anti-terrorist financing.

For the sixth consecutive year, BMO Financial Group was recognized for its leadership in corporate social responsibility, ranked by Corporate Knights as one of the Best 50 Corporate Citizens.

18  |  BMO Financial Group 191st Annual Report 2008

BOARD OF DIRECTORS

Directors*

1	Robert M. Astley
Former President and Chief Executive Officer, Clarica Life Insurance Company and former President, Sun Life Financial Canada
 Board/Committees Governance and Nominating, Human Resources and Management Compensation (Chair), Risk Review
Director since 2004

2	Stephen E. Bachand**
Corporate Director and retired President and Chief Executive Officer, Canadian Tire Corporation, Limited
Board/Committees Governance and Nominating, Human Resources and Management Compensation
Other public boards George Weston Limited
Director since 1999

3	David R. Beatty, O.B.E.
Chairman and Chief Executive Officer, Beatinvest Limited
Board/Committees Human Resources and Management Compensation, Risk Review
Other public boards FirstService Corporation, Inmet Mining Corporation
Director since 1992

4	Robert Chevrier, F.C.A.
President, Société de gestion Roche Inc.
Board/Committees Audit, The Pension Fund Society of the Bank of Montreal (Chair)
Other public boards Cascades Inc., CGI Group Inc., Compagnie de Saint-Gobain, Richelieu Hardware Ltd.
Director since 2000

5	George A. Cope President and Chief Executive Officer, BCE Inc. and Bell Canada Board/Committees Risk Review Other public boards BCE Inc., Bell Aliant, NII Holdings, Inc. Director since 2006

6	William A. Downe President and Chief Executive Officer, BMO Financial Group Board/Committees Attends all Committee meetings as an ex-officio (non-voting) member Director since 2007

*	As of October 31, 2008.

**	Stephen E. Bachand and Eva Lee Kwok will not be standing for re-election at the 2009 Annual Meeting of Shareholders to be held on March 3, 2009.

7	Ronald H. Farmer Managing Director, Mosaic Capital Partners Board/Committees Audit, Human Resources and Management Compensation Director since 2003

8	David A. Galloway
Chairman of the Board
Board/Committees Governance and Nominating, Human Resources and Management Compensation. Attends Audit Committee, Risk Review Committee and The Pension Fund Society of the Bank of Montreal meetings as an ex-officio (non-voting) member
Other public boards Scripps Networks Interactive, Inc., Toromont Industries Ltd.
Director since 1998

9	Harold N. Kvisle
President and Chief Executive Officer, TransCanada Corporation
Board/Committees Risk Review
Other public boards TransCanada Corporation, TransCanada PipeLines Limited
Director since 2005

10	Eva Lee Kwok**
Chair and Chief Executive Officer, Amara International Investment Corp.
Board/Committees Audit, The Pension Fund Society of the Bank of Montreal
Other public boards Cheung Kong Infrastructure Holdings Ltd., CK Life Sciences Int’l. (Holdings) Inc., Husky Energy Inc.
Director since 1999

11	Bruce H. Mitchell
Chairman and Chief Executive Officer, Permian Industries Limited
Board/Committees Governance and Nominating, Risk Review (Chair)
Other public boards Garbell Holdings Limited
Director since 1999

12	Philip S. Orsino, O.C., F.C.A.
Corporate Director and former President and Chief Executive Officer, Masonite International Corporation (formerly Premdor Inc.)
Board/Committees Audit (Chair), Governance and Nominating. Attends Risk Review Committee meetings as an ex-officio (non-voting) member
Other public boards Clairvest Group Inc.
Director since 1999

13	Dr. Martha C. Piper, O.C., O.B.C.
Corporate Director, former President and Vice-Chancellor, The University of British Columbia
Board/Committees Human Resources and Management Compensation
Other public boards Shoppers Drug Mart Corporation, TransAlta Corporation
Director since 2006

14	J. Robert S. Prichard, O.C., O.Ont.
President and Chief Executive Officer, Torstar Corporation
Board/Committees Governance and Nominating (Chair), Human Resources and Management Compensation
Other public boards George Weston Limited, Onex Corporation, Torstar Corporation
Director since 2000

15	Jeremy H. Reitman
President and Chief Executive Officer, Reitmans (Canada) Limited
Board/Committees Audit, The Pension Fund Society of the Bank of Montreal
Other public boards Reitmans (Canada) Limited
Director since 1987

16	Guylaine Saucier, C.M., F.C.A. Corporate Director Board/Committees Audit, Risk Review Other public boards Areva, Petro-Canada Director since 1992

17	Nancy C. Southern
President and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited
Board/Committees Risk Review, The Pension Fund Society of the Bank of Montreal
Other public boards Akita Drilling Ltd., ATCO Ltd., Canadian Utilities Limited, CU Inc.
Director since 1996

18	Don M. Wilson III Corporate Director Board/Committees Risk Review Director since 2008
Honorary Directors
Charles F. Baird
Skillman, NJ, United States
Ralph M. Barford
Toronto, ON
Matthew W. Barrett, O.C., LL.D.
London, England
Peter J.G. Bentley, O.C., LL.D.
Vancouver, BC
Claire P. Bertrand
Montreal, QC
Frederick S. Burbidge, O.C.
Frelighsburg, QC
Tony Comper
Toronto, ON
Pierre Côté, C.M.
Quebec City, QC
C. William Daniel, O.C., LL.D.
Toronto, ON
Graham R. Dawson
Vancouver, BC
Louis A. Desrochers, C.M., c.r.
Edmonton, AB
A. John Ellis, O.C., LL.D., O.R.S.
Vancouver, BC
John F. Fraser, O.C., LL.D.
Winnipeg, MB
Thomas M. Galt
Toronto, ON
Richard M. Ivey, C.C., Q.C.
Toronto, ON
Senator Betty Kennedy, O.C., LL.D.
Campbellville, ON
J. Blair MacAulay
Oakville, ON
Ronald N. Mannix, O.C.
Calgary, AB
Robert H. McKercher, Q.C.
Saskatoon, SK
Eric H. Molson
Montreal, QC
Jerry E.A. Nickerson
North Sydney, NS
Lucien G. Rolland, O.C.
Montreal, QC
Joseph L. Rotman, O.C., LL.D.
Toronto, ON
Mary Alice Stuart, C.M., O.Ont., LL.D.
Toronto, ON

BMO Financial Group 191st Annual Report 2008  | 19

CORPORATE RESPONSIBILITY
Embracing our
responsibilities
Our search for solutions to the complex social and environmental challenges we face today begins with corporate responsibility. We believe that pursuing a path of sustainability helps BMO best serve those whose lives are touched by our business – our customers, employees, shareholders and communities.
Our approach to corporate responsibility is broad, as we believe it must be. We act ethically and with integrity as we contribute to economic well-being. We make it a priority to provide our employees with a diverse and supportive workplace as we partner with external organizations to ensure healthy, resilient communities. As well, we practice environmental stewardship.
In the following pages, we report on three areas of corporate responsibility that are of particular relevance to our stakeholders and our company: our employees, our community and the environment. For a more detailed account of BMO’s approach to corporate responsibility and how we are making a difference, please refer to our 2008 Corporate Responsibility Report and Public Accountability Statement, to be released in February 2009, or visit our web site.

Dow Jones
Sustainability Index
For the fourth consecutive
year, BMO was selected
for inclusion in the Dow
Jones Sustainability North
America Index, a testament
to our leadership in
corporate responsibility
and sustainability.

Developing our people
Ensuring we have a talented, engaged and diverse workforce is of the highest priority for BMO Financial Group. To reach this goal, we focus on the strategic development and management of our employees.
Achieving High Performance
In 2008, we continued to pursue our objectives of improving performance and placing our customers at the centre of everything we do. One of the major human resources strategies we pursued was an assessment of how best to provide the learning opportunities that will enable our 37,000 employees to achieve higher performance as well as their own career goals.
Investing in Our People
Our Institute for Learning is at the centre of all our training, education and development activities. This world-class learning environment stands as a strong and tangible symbol of our commitment to investing in our people, evident in our average of six training days annually per employee – leading against external benchmarks.
After a complete reassessment of our training, we identified four strategic priorities aligned with our change agenda. These are intake and orientation, sales and service, leadership and management development and risk management. Changes are now underway to ensure that the training we provide in these important disciplines is customer-centric, relevant and easily accessible, equipping our employees with the best business knowledge and tools to perform.

20 | BMO Financial Group 191st Annual Report 2008

CORPORATE RESPONSIBILITY

Focus on Leadership
With renewed focus on our customers, a high-performance culture and excellence in talent development, the effectiveness of our leaders is paramount to our success. With this in mind, we have launched a new Advanced Leadership Program in partnership with the Rotman School of Management.

The content of this nine-day course, which is structured to help our leaders excel at managing change in these challenging times, is customized and incorporates the latest research. The program applies the best business education and problem-solving techniques to address our specific business issues. It allows our senior management to share their perspectives and analyze, discuss and debate innovative approaches to our customers and our business.
Talent Management
In parallel with our focus on leadership development, we pursue excellence in talent management through the ongoing review and assessment of our employees’ performance at all levels.
We conduct rigorous and disciplined talent reviews and leadership round tables across the enterprise. In 2008, we conducted 30 round tables for executive leaders to assess talent across several dimensions, ensuring that a balanced consideration of each individual’s potential and their demonstrated results is achieved.

Engaging Our Employees
Our Annual Employee Survey continues to demonstrate the success of our human resources strategies – and confirm BMO’s reputation as an employer of choice. In 2008, our employee engagement score remained notably high compared to other large industries surveyed.
We will continue to pursue these human resources strategies in 2009. They directly reflect BMO’s priorities – high performance, excellence in leadership and development of the best talent throughout our company – all of which have, at their core, our customers.

Over the past year, we have succeeded in expanding the pool of emerging leaders, identified early in their careers, by 20%, and we strive to better represent diversity across all talent segments.
Our emerging leaders and executives continue to find value in the feedback they receive in our 360-degree feedback process. Our coaching and mentoring activities have also been expanded to accelerate leadership development.
Achieving higher performance is dependent not only on the development of all employees but also on ensuring the best performance management practices are in place. Across our company, we now have a system that aligns employee and team objectives, so that all employees understand their role in achieving individual, team and enterprise goals.
A Leader in Diversity
BMO continues to be a leader in diversity, a key component of our recruitment and employee development strategy. By embracing many diverse experiences and cultures, we reflect the communities where we work and live, and we also create an opening for ideas and insights that can inform our decision-making. Diversity will help us be the bank that defines great customer experience. In 2008, we continued to actively partner with community and government agencies to recruit talented people from our communities, including people from groups that are underrepresented in our workforce.

BMO Financial Group 191st Annual Report 2008 | 21

CORPORATE RESPONSIBILITY

Helping our communities thrive
Contributing to the well-being of our communities has long been a way of life, and business, at BMO. Helping strengthen the neighbourhoods, towns and regions where we operate creates a healthy, resilient and robust society in which our customers, their families, our employees and our business can thrive.
BMO continues to be one of Canada’s largest corporate donors. In 2008, we contributed $55.9 million in donations, sponsorships and events to support communities and many charities and not-for-profit organizations in Canada and the United States. Our contributions are directed to a wide range of activities in many areas, including education, health, arts and culture, community development and sports and athletics.

Community Development:
Fundamental to Well-Being
BMO invests in organizations that strengthen our communities. We contributed $2 million to help renew infrastructure at Kids Help Phone®4, Canada’s only toll-free, bilingual, anonymous counselling, referral and information service for children and youth. We also became title sponsor of BMO Boo-la-thon, an annual national bowling fundraising event launched 17 years ago by BMO employees.
BMO also helped celebrate the 400th anniversary of Quebec City by partnering with la Commission de la capitale natio-nale du Québec to create La Fresque BMO de la capitale nationale du Québec, a 450-square-metre trompe-l’œil mural depicting politicians and events central to the city’s history.
We continue to support communities in times of need. Last spring, BMO Financial Group and BMO Employee Charitable Foundation made a joint contribution of $30,000 to Canadian Red Cross relief efforts for flood victims in New Brunswick. For its part, Harris donated US$50,000 to the American Red Cross Disaster Relief Fund to help residents of Illinois, Indiana and Wisconsin affected by floods and tornadoes. BMO also donated $150,000 to the Red Cross to support its efforts to assist victims of natural disasters in China and Myanmar, and both BMO and Harris matched an additional $100,000 in employee donations.
22 | BMO Financial Group 191st Annual Report 2008

Education: A Core Focus
Education is a core focus of our contributions program. In 2008, we announced a $550,000 donation to the University of Victoria for construction of its First Peoples House. This educational facility will be a centre for cultural and academic support programs that assist Aboriginal students in accessing and completing a post-secondary education.
Promoting access to education is also the goal of our $150,000 donation to the University of Winnipeg Opportunity Fund. The program assists students from areas traditionally underrepresented at university, including Aboriginal communities and inner city neighbourhoods. In Barrie, Ontario, we contributed $170,000 to Georgian College to help fund its health sciences program.
2008 also marked the fourth year of BMO Capital Markets’ Equity Through Education®* initiative. On September 17, all of the institutional equity trading commissions earned in Canada and the United States were donated to charitable organizations that provide scholarships to students from four specific groups: women, people with disabilities, Aboriginals and visible minorities. Since its inception, Equity Through Education has helped nearly 2,000 students and raised a total of $6.6 million.

BMO Capital Markets’ Equity Through Education charitable initiative won an inaugural Strategic Philanthropy Award for best program in financial services from The Journal of Financial Advertising & Marketing.
Sports and Athletics:
Making Life More Enjoyable
Our support for sports and athletics is strong at BMO, and it enhances our relationship with our customers and our communities. In 2008, we expanded our support for soccer across Canada. As well as being the lead sponsor of Toronto FC, naming sponsor of BMO FieldTM in Toronto and associate sponsor of the Vancouver Whitecaps FC, we have increased the number of house league teams we sponsor to 275 and we are the presenting sponsor of over 200 tournaments across the country.
BMO also supports skating. We are the presenting sponsor of CanSkate®5, Skate Canada’s Learn-to-Skate program, and the title sponsor of the national figure skating championships. In January, at the 2008 BMO Canadian Figure Skating Championships in Vancouver, Bill Downe, our President and CEO, presented $100,000 to the Skate Canada Athlete Fund, which was accepted by Jeffrey Buttle, a former CanSkater and the 2008 World Figure Skating Champion.
Our long-standing involvement in equestrian sport in Canada also proved particularly gratifying in 2008, when the Canadian show jumping team, led by veteran equestrian star Ian Millar, won a silver medal at the 2008 Summer Olympics. BMO is the founding sponsor of the $350,000 BMO Financial Group Nations’ Cup competition, held at Spruce Meadows in Calgary each September.

CORPORATE RESPONSIBILITY

Health: Supporting the Most Vulnerable
BMO announced substantial contributions to health care organizations in 2008. In many instances, we directed our support toward society’s most vulnerable. In Toronto, we made a $2 million donation to establish the BMO Financial Group Chair in Cardiology at The Hospital for Sick Children, which will support research and contribute to the understanding of congenital heart disease. In Vancouver, we donated $2 million to the B.C. Children’s Hospital Foundation to support the construction of a new children’s hospital. We also donated $60,000 to help expand the John McGivney Children’s

Harris: A Long History of Community Involvement
In the United States, Harris continued to build on our long history of involvement with our communities. In 2008, Harris made a US$200,000 multi-year contribution to the Chicago Urban League (CUL). Founded in 1916, the CUL works for economic, educational and social progress for African Americans. Harris’ contribution will support the League’s Entrepreneurship Center, and its mandate to strengthen and increase the number of businesses owned by African Americans. In addition, Harris committed US$1 million to support the city of Chicago’s bid to host the 2016 Summer Olympics. In June, the city was named one of four finalists for the Games. Harris and BMO Capital Markets continued a long relationship with the United Way of Metropolitan Chicago in 2008, contributing US$1.7 million in partnership with our employees.
Harris and BMO Capital Markets employees are also engaged in their communities. When Harris held the second Annual Volunteer Day last June, more than 750 employees took to the streets across the United States to help make a difference for over 30 community organizations.

Centre in Windsor, Ontario, which provides rehabilitative services to children and youth with disabilities and special needs.
Over the past year, we committed $2 million to create the BMO Vulnerable Populations Unit within the Centre for Research on Inner City Health at St. Michael’s Hospital in Toronto. We also committed $2 million to the Montreal Heart Institute Foundation’s Heart Beat for the Future campaign.
Arts and Culture: Enriching Our Lives
For many years, BMO has championed arts and culture. In 2008, we announced a new three-year partnership with the Art Gallery of Ontario (AGO). BMO was the lead inaugural partner at the grand reopening of the AGO, which has been transformed by celebrated architect Frank Gehry. We also became the AGO’s signature partner for the Canadian Collection Program.
BMO Employees: A Tradition of Giving
For more than 30 years, BMO employees have been part of a proud tradition – giving their time, money and talent to support United Way and Centraide chapters, as well as thousands of national and local charities and those in need in communities across Canada. In 2008, through the national BMO Employee Charitable Foundation, our people raised an astonishing $8.7 million. We are proud to support our employees’ and pensioners’ contributions by covering 100% of the administrative costs of BMO Employee Charitable Foundation.
BMO also corporately supports the generosity of our people through our Matching Gift Program for Higher Education, which provides matching funding for donations to eligible institutions of higher learning, and our Volunteer Grants Program, which provides funds to organizations where our employees and pensioners are active volunteers.

BMO Financial Group 191st Annual Report 2008  |  23

CORPORATE RESPONSIBILITY

Environment
Our goal is to deliver economic growth while practicing environmental stewardship.
BMO is committed to playing a leadership role when it comes to climate change – an important issue for our customers, employees, shareholders and communities. We continue to work with our many stakeholders to assess the environmental implications of our actions and determine the best way to minimize their long-term effects. At the same time, we are actively integrating environmental best practices into our business practices.
Our Priorities

•	Reduce our operational impact.

•	Maintain responsible lending practices.

•	Work with stakeholders to deepen our understanding of current environmental issues.
Our Sustainability Plan in Action

MANAGING THE ENVIRONMENTAL IMPACT OF OUR OPERATIONS
ACTIVITY	GOAL	ACTION PLAN HIGHLIGHTS
1. Energy Consumption	Realize optimal energy consumption reductions and efficiencies	BMO Energy Reduction and Efficiency Program
•  Increase purchase of green power
•  Build new LEED-certified branches
•  Achieve BOMA Go Green certification in office towers
• Measure and reduce energy consumption
2. Transportation	Minimize environmental impacts of transportation	BMO Sustainable Transport Program • Encourage employee use of public transit • Replace service vehicles with more fuel-efficient alternatives • Reduce commercial air travel for meetings
3. Material Consumption	Reduce unnecessary use of materials and use materials more efficiently	BMO Sustainable Material Program • Reduce paper use • Offer an online customer statement option • Use more recycled content in building construction
4. Waste Generation	Reduce waste going to landfills and promote recycling	BMO Waste Management Program • Strengthen waste reduction programs already in place • Improve tracking of waste and recycling
5. Procurement	Take environmental and social considerations into account in the procurement process	BMO Sustainable Procurement Program
•  Use BMO’s new sustainable procurement questionnaire and criteria
•  Purchase office paper produced from responsibly managed forests
•  Work with key suppliers to communicate sustainability requirements

BMO ECO5 Strategy
In 2008, we updated our Environmental Policy and introduced the BMO ECO5 Strategy (see table above). Each of the five areas identified in the strategy – energy consumption, transportation, material consumption, waste generation and procurement – is addressed by a corresponding program that will be managed, documented and periodically reviewed by BMO’s Environmental Sustainability Office. This new strategy will enable us to more systematically report on our environmental performance, and to better measure our company-wide greenhouse gas emissions and achieve our reduction targets.
Recognized as a Leader in Climate Disclosure
BMO is one of two Canadian banks included in the 2008 Carbon Disclosure Leadership Index. Index members are distinguished by their demonstration of an awareness of the risks associated with climate change, as well as the quality and effectiveness of programs they have in place to reduce their overall greenhouse gas emissions.
Saving Energy
We are reducing our consumption of non-renewable energy. In Ontario and Alberta, we have opened 55 new branches powered from renewable sources of electricity, including wind and low-impact water power. In 2008, BMO contracted with Bullfrog Power an additional 3,300 MWh of clean energy, raising the total to more than 8,300 MWh per year. This makes BMO the leading purchaser of renewable energy among Canadian financial institutions on the bullfrogpoweredTM1 Green Index. At Harris, construction of our first two Leadership in Energy and Environmental Design (LEED) certified buildings was completed in October 2008.
Travelling Smarter
We are reducing our impact on the environment by changing the way we travel. Employees are encouraged to choose teleconferencing over travel, and to use public transit when possible. We are working to ensure we use the most fuel-efficient vehicles possible. In Chicago, Harris employees make use of a fleet of hybrid vehicles. In Canada, we have mandated that all newly leased sedans must be hybrids.
Commitment to Carbon Neutrality
In September, we announced our intention to achieve carbon neutrality relative to energy consumption and transportation across our enterprise, worldwide, by 2010. We also committed to cut our greenhouse gas emissions by 5% by 2010. With our purchases of green power and ongoing energy saving initiatives, we are making significant progress toward these objectives.

Tracking Our Performance
Our commitment to providing comprehensive performance data will allow BMO stakeholders to track our progress in reducing our carbon footprint.

24  |  BMO Financial Group 191st Annual Report 2008

Management’s Discussion and Analysis
BMO’s President & Chief Executive Officer and Interim Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in this Annual Report. The statement, which can be found on page 102, also explains the roles of the Audit Committee and Board of Directors in respect of financial information in the Annual Report.
          Management’s Discussion and Analysis (MD&A) comments on BMO’s operations and financial condition for the years ended October 31, 2008 and 2007. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2008. The MD&A commentary is as of November 25, 2008, except for peer group comparisons, which are as of December 5, 2008. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
          Certain prior year data has been reclassified to conform with the current year’s presentation, including reclassifications arising from transfers of certain businesses between operating groups.

Index

26	Financial Performance and Condition at a Glance		Operating Group Review outlines the visions and strategies of our operating groups, the paths they choose to differentiate their businesses and the major business risks they face, along withtheir strengths, competencies and key value drivers. It also includesa summary of their achievements in 2008, their priorities for 2009 and a review of their financial performance for the year.
provides a snapshot of our results on 11 key financial performance and condition measures used by management to monitor performance relative to our peer groups.

28	Who We Are provides an overview of BMO Financial Group, explains the links between our objectives and our overall visionand presents key performance data to help answer the question“Why invest in BMO?”
		44	Summary
		45	Personal and Commercial Banking
		46	Personal and Commercial Banking Canada
		49	Personal and Commercial Banking U.S.
29	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our strategic priorities.	52	Private Client Group
		55	BMO Capital Markets
		58	Corporate Services, including Technology and Operations

30	Caution Regarding Forward-Looking Statements warns readersabout the limitations and inherent risks and uncertainties of forward-looking information.	Financial Condition Review discusses our assets and liabilities bymajor balance sheet category. It reviews our capital adequacy and ourapproach to ensuring we optimize our capital position to support ourbusiness strategies and maximize returns to our shareholders. It also discusses off-balance sheet arrangements and financial instruments.
    Summary Balance Sheet
    Enterprise-Wide Capital Management
    Financial Instruments in the Difficult Credit Environment
Off-Balance Sheet Arrangements

30	Factors That May Affect Future Results outlines certain industry and company-specific factors that investors should consider when assessing BMO’s earnings prospects.	58 60 62 68

32	Economic Developments includes commentary on the impact ofeconomic developments on our businesses in 2008 and expectations for the Canadian and U.S. economies in 2009.

Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2008 and for future periods. It also discusses our evaluation of disclosure controls and procedures and internal control over financial reporting.
Value Measures reviews financial performance on the four keymeasures that assess or most directly influence shareholder return.

33	Total Shareholder Return
34	Earnings per Share Growth	69	Critical Accounting Estimates
35	Return on Equity	71	Changes in Accounting Policies in 2008
35	Net Economic Profit Growth	71	Future Changes in Accounting Policies
		72	Disclosure Controls and Procedures and Internal Control over Financial Reporting
36	2008 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes a summary of notable items affectingresults and the impacts of business acquisitions and sales andchanges in foreign exchange rates.
		72	Pre-Approval of Shareholders’ Auditors’ Services and Fees

		73	Enterprise-Wide Risk Management outlines our approach tomanaging the key financial risks and other related risks we face.

		85	Non-GAAP Measures includes explanations of non-GAAP measuresand their reconciliation to their GAAP counterparts.

		85	Review of Fourth Quarter Performance, Quarterly Earnings Trendsand 2007 Financial Performance Review provide commentary onresults for relevant periods other than fiscal 2008.

		90	Supplemental Information presents many useful financial tablesand provides more historical detail.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A, audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders & Proxy Circular, are available on our web site at www.bmo.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov. BMO’s President and Chief Executive Officer and Interim Chief Financial Officer each certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements and MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and internal control over financial reporting.

BMO Financial Group 191st Annual Report 2008 | 25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Performance and Condition at a Glance

Our Performance (Note 1)	Peer Group Performance

Total Shareholder Return (TSR)	Five-Year TSR (%)
•     BMO shareholders have earned an average annual return of 0.9% over the past five years.
•     The one-year TSR in 2008 was –27.9%, reflecting the difficult economic and market conditions. BMO's one-year return was slightly better than the comparable indices.

•      The Canadian peer group average annual five-year TSR was 6.4%.
•      The one-year TSR in 2008 of –22.7% reflected economic and market conditions.
•      The North American peer group average annual five-year TSR of 3.0% and one-year TSR of –28.4% were lower than the Canadian average as the major U.S. banks were more severely affected by the difficult capital markets environment.

Further details are provided on page 33.

Earnings per Share (EPS) Growth	EPS Growth (%)
•     EPS fell 8.5% to $3.76 in 2008.
•     The net impact of notable items (see page 36) reduced EPS by $1.16 in 2008 and $1.55 in 2007.
•     Personal and Commercial Banking Canada earned higher revenue in 2008 and its net income rose in each quarter of the year.
•     Private Client Group net income matched the record results of a year ago.

•     The Canadian peer group average EPS decreased 41% in 2008 as all banks were affected by notable items this year and last.
•      EPS growth for the North American peer group was
–127%, reflecting the more difficult market environment for the U.S. banks.

Further details are provided on page 34. Graph not to scale.

Return on Equity (ROE)	ROE (%)
•     ROE was 13.0% in a difficult year, reflecting BMO’s relative strength and stability among global financial institutions, as the industry felt the effects of higher credit losses and difficulties in credit and capital markets.
•     ROE of 13% or better has been achieved for 19 consecutive years, distinguishing BMO as the only bank in its North American peer group with this level of earnings consistency.

•     The Canadian peer group average ROE of 11.6% reflected lower returns.
•     ROE for the North American peer group was –3.9%, with every bank recording lower returns this year and five of the 15 banks recording negative returns.

Further details are provided on page 35.

Net Economic Profit (NEP) Growth	NEP Growth (%)
•     NEP, a measure of added economic value, fell to $405 million from $603 million in the prior year.
•     The decrease was driven by higher credit losses.
•     NEP remained positive in the difficult economic environment, supported by strong earnings in P&C Canada, stable earnings in Private Client Group and improved results in BMO Capital Markets.

•     The Canadian peer group average NEP growth was
–80% as NEP decreased for five of the six banks, reflecting the overall EPS decline for the group.
•     NEP growth for the North American peer group was
–358%, with every bank recording a decrease.

Further details are provided on page 35. Graph not to scale.

Revenue Growth	Revenue Growth (%)
• Revenue increased $856 million or 9.2% in 2008 to a record $10,205 million. • There was growth in each operating group.
•     Revenue growth for the Canadian peer group averaged –10.8%.
•     Retail banking in Canada and the United States contributed good positive growth but revenues were reduced by a decline in wholesale banking revenue.
•     Revenue growth for the North American peer group was –13.4%.

Further details are provided on page 38. Graph not to scale.

Productivity Ratio (Expense-to-Revenue Ratio)	Productivity Ratio (%)
• The productivity ratio was 67.6% and improved 300 basis points from 2007. Similarly, the cash productivity ratio also improved 300 basis points, to 67.1%.
•     The Canadian peer group average productivity ratio was 71.4%, a deterioration of 870 basis points from 62.7% last year, with four banks deteriorating and two improving.
•     The cash productivity ratio for the peer group deteriorated by 830 basis points to 70.1%.
•     The average productivity ratio for the North American peer group was 79.9%, a deterioration of more than 22 percentage points.

Further details are provided on page 42.

Note 1. Results stated on a cash basis as well as NEP are non-GAAP measures. Please see page 85 for a discussion of the use of non-GAAP measures.
Certain BMO and peer group prior year data has been restated to conform with the current year’s basis of presentation.

Results are as at or for the years ended October 31 for Canadian banks and as at or for the years ended September 30 for U.S. banks, as appropriate.

26 | BMO Financial Group 191st Annual Report 2008

Our Performance (Note 1)	Peer Group Performance

Credit Losses	Provision for Credit Losses as a % of Average Net Loans and Acceptances
•     The provision for credit losses (PCL) was $1,330 million, comprised of $1,070 million of specific provisions and a $260 million increase in the general allowance.
•     PCL as a percentage of average net loans and acceptances was 60 basis points, reflecting higher provisions for credit losses at this point in the credit cycle.

•     The Canadian peer group average PCL represented 41 basis points of average net loans and acceptances, up from 23 basis points in 2007.
•     The North American peer group average PCL of 220 basis points was up from 75 basis points last year as the U.S. banks were more affected by deterioration in the real estate market and the broader economy.

Further details are provided on pages 41 and 76. Graph not to scale.

Impaired Loans	Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses
•     Gross impaired loans and acceptances (GIL) were $2,387 million, up from $720 million in 2007, and represented 11.3% of equity and allowances for credit losses, compared with 4.1% a year ago.
•     The global economy slowed significantly in 2008. Formations of new impaired loans and acceptances, a key driver of provisions for credit losses, were $2,506 million, up from $588 million in 2007, primarily reflecting exposures to the manufacturing, oil and gas and U.S. residential and commercial real estate sectors.

•     GIL for the Canadian peer group were 102% higher than last year and represented 7.5% of equity and allowances for credit losses, up from 4.5% last year.
•     For the North American peer group, GIL were 179% higher and represented 8.6% of equity and allowances for credit losses, up from 3.5% last year.

Further details are provided on pages 41 and 76.

Cash and Securities-to-Total Assets	Cash and Securities-to-Total Assets (%)
•     The cash and securities-to-total assets ratio remained strong at 29.1%, down from 33.1% in 2007 but remaining at its second-highest level in five years.
•     Our liquidity position remains sound and is supported by our large base of customer deposits and our strong capital position.

•     The cash and securities-to-total assets ratio for the Canadian peer group of 27.8% was down from 31.7% in 2007. Total assets, driven by organic lending growth and acquisitions, grew faster than cash and securities as trading activity slowed.
•     The North American peer group average ratio was 29.0% in 2008, down from 31.5% last year.

Further details are provided on page 81.

Capital Adequacy	Capital Adequacy
•     The Tier 1 Capital Ratio was strong at 9.77%, well above our minimum target of 8.0%.
•     The Total Capital Ratio was 12.17%.
•     A new framework, Basel II, was adopted in 2008. Basel II and Basel I methodologies are not comparable.
•     BMO has $3.4 billion of excess capital relative to our targeted minimum Tier 1 Capital Ratio.
• The Canadian peer group average Tier 1 Capital Ratio was 9.44% in 2008 under Basel II rules. • The basis for computing capital adequacy ratios is not comparable in Canada and the United States.

Further details are provided on pages 60 to 62.

Credit Rating
• BMO’s credit ratings, as assessed by the four major ratings agencies listed below, were unchanged in 2008 with a stable outlook. All four ratings are considered high-grade and high quality.
•     The Canadian peer group median credit ratings were unchanged in 2008 with no change in the ratings of any of the individual Canadian banks. Each of the average Canadian peer group ratings is considered high-grade and high quality.
•     The North American peer group median credit ratings were also unchanged, although there was some change in the ratings of certain of our U.S. peers. The Canadian peer group ratings are as at October 31, 2008 and the U.S. peer group ratings are as at September 30, 2008.

Further details are provided on page 82.

The Canadian peer group averages are based on the performance of Canada’s six largest banks: BMO Financial Group, Canadian Imperial Bank of Commerce, National Bank of Canada, RBC Financial Group, Scotiabank and TD Bank Financial Group. The North American peer group averages are based on the performance of North America’s largest banks, consisting of 15 of the largest banks in North America. It includes the Canadian peer group, except National Bank of Canada, as well as Bank of America Corporation, Citigroup Inc., J.P. Morgan Chase & Co., KeyCorp, National City Corporation, The PNC Financial Services Group Inc., SunTrust Banks Inc., U.S. Bancorp, Wachovia Corporation, and Wells Fargo & Company. Due to recent market developments, the U.S. Banks included in our North American peer group are expected to change in 2009.

BMO Financial Group 191st Annual Report 2008 | 27

MANAGEMENT’S DISCUSSION AND ANALYSIS
Who We Are
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services provider. With total assets of $416 billion and more than 37,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. We serve clients across Canada through our Canadian retail arm, BMO Bank of Montreal, and through our wealth management businesses, BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides banking and investment services. BMO Financial Group comprises three operating groups: Personal and Commercial Banking, Private Client Group and BMO Capital Markets.
Our Financial Objectives
BMO’s overall governing objective and medium-term financial objectives for selected important performance measures are set out in the adjacent chart. Although our success in achieving our governing objective of delivering top-quartile total shareholder return is dependent on the relative performance of our peer groups, we believe that we will deliver top-quartile total shareholder return by meeting our medium-term financial objectives of increasing earnings per share (EPS) by an average of 10% per year over time, by earning an average annual return on equity (ROE) of 17% to 20% over time, and by maintaining strong regulatory capital ratios. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual cash operating leverage (defined as the difference between the revenue and cash-based expense growth rates) of at least two percentage points over time. In light of our outlook for economic and market conditions, we have adjusted our medium-term targets as they relate to ROE. In managing our operations, we balance current profitability with the need to invest for future growth.
          In 2008, we achieved one of our five annual financial targets, as our Tier 1 Capital Ratio was higher than 8%. We did not achieve our other financial targets (growing EPS by 10% to 15% from a base of $5.24; achieving ROE of 18% to 20%; a specific provision for credit losses of $475 million or less; and cash operating leverage of at least two percentage points) as conditions in credit markets and capital markets were more difficult than we anticipated when the targets were established.
          BMO has a rigorous business planning process that considers many potential economic scenarios. There is clear and direct accountability for performance against internal benchmarks and progress against strategic priorities which is aligned with our medium-term objectives. However, the weak economic environment, as well as difficult credit and capital market conditions, create added uncertainty in the estimation of future financial performance. Therefore, we are not disclosing annual financial targets for 2009.

Our Vision To be the bank that defines great customer experience.

Our Governing Objective To maximize the total return to BMO shareholders and generate, over time, top-quartile total shareholder return relative to our Canadian and North American peer groups.

Our Medium-Term Financial Objectives
Over time, increase EPS by an average of 10% per year, earn average annual ROE of between 17% and 20%, achieve average annual cash operating leverage of at least two percentage points, and maintain a strong regulatory capital position.

Why Invest in BMO?

BMO represents an attractive investment opportunity.
•	Consistent and focused North American growth strategy with a strong Canadian retail platform and an established franchise in the U.S. Midwest
•	Balanced and prudent approach to capital management
•	Strong senior debt ratings
•	Industry-leading targeted dividend payout ratio
•	Strong and disciplined credit risk management capabilities and processes

As at or for the periods ended October 31, 2008 (%)	1-year	5-year	10-year

Compound annual total shareholder return	(27.9)	0.9	6.7
Compound growth in annual EPS	(8.5)	1.8	5.1
Average annual ROE	13.0	17.0	16.1
Compound growth in annual dividends declared per share	3.3	15.9	13.3
Dividend yield at October 31, 2008	6.5	na	na
Price-to-earnings multiple	11.4	na	na
Market value/book value (per share)	1.34	na	na
Dividend payout ratio	74.0	49.9	45.2
Tier 1 Capital Ratio	9.77	na	na

na – not applicable

The section above, Our Financial Objectives, as well as Enterprise-Wide Strategy and Economic Developments, two sections that follow, contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 30 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

28 | BMO Financial Group 191st Annual Report 2008

Enterprise-Wide Strategy
Vision
To be the bank that defines great customer experience.

Our Enterprise-Wide Strategy in Context
BMO’s strategies are built on three core elements of our business – customers, rapid pace of execution and sustained growth.

Our Perspective	Our Strategic Priorities and Progress in 2008

Competition in the Canadian personal banking market continues to intensify, from both traditional bank competitors and niche product and service providers. This increased competition underscores the strategic importance of a strong personal banking business operating through a focused sales and distribution network that can provide Canadians with a differentiated customer experience and the clarity they need to make their finances less complex.
Build a superior Canadian personal banking business to ensure that we can meet all of our customers’ financial needs:
•  Enhanced our branch network by opening 16 new branches in high-growth areas, redeveloping 19 branches and renovating 15 others. Grew personal loans by 18.7% year over year, and increased market share by 89 basis points.
•  Strengthened performance management by introducing integrated branch and individual employee performance scorecards across Canada, which resulted in improvements in our customer loyalty measure, the Net Promoter Score, in all divisions.

Commercial banking is attractive and growing, particularly in the small business segment of the market. A financial institution that provides a differentiated customer experience, an experienced sales force and leading credit and risk management can achieve a leadership position on both sides of the border.
Further strengthen our commercial banking businesses to continue to be a leading player everywhere we compete:
•  In Canada, commercial loan growth was 9.5% and national Net Promoter Score exceeded our target, driven by improvements in 90% of commercial districts.
•  In the United States, closed loans increased 62% year over year and client count grew by 6% in our commercial mid-market segment. We also took advantage of market disruptions to increase our business banking sales force.

As demographics and wealth distribution shift and demand for advisory services grows, wealth management provides a number of attractive opportunities for growth. A strong brand, a focus on customer experience, deep capabilities and a full range of offerings provide a unique opportunity to grow and outperform the market.
Grow our wealth management businesses, capturing an increasing share of this high-growth market:
•  Private Client Group earned $395 million, matching record 2007 results in a difficult market and increasing market share in most businesses.
•  Invested for growth in our sales forces and businesses, including an industry-leading financial planning tool and acquisitions that expand our asset management capabilities, such as our acquisition of Pyrford International plc and our recent announcement concerning our strategic investment in Virtus Investment Partners, Inc.

Delivering strong, stable returns in today’s capital markets requires a focus on core clients and areas of competitive advantage, supported by a strong risk management framework.	Drive strong returns and disciplined growth in our North American capital markets business:
•  Increased our focus on core clients by emphasizing our areas of strength in niche North American and global markets.
•  Continued to optimize our businesses to generate appropriate risk-adjusted returns.
•  Invested in businesses where we can be competitively differentiated, including the acquisition of Griffin, Kubik, Stephens & Thompson to double our U.S. municipal bonds capability.

Financial institutions in the United States with strong customer loyalty and financial fundamentals as well as a differentiated business model have an excellent base from which to capture profitable growth opportunities resulting from the structure of the U.S. financial services industry and recent market and industry events.
Improve our U.S. performance and expand our network to become the leading personal and commercial bank in the U.S. Midwest:
•  Further improved the customer experience and sales force productivity, raising our Net Promoter Score to meet our target while our competitors’ scores fell, and increasing referrals per sales representative 21% year over year.
•  Completed acquisitions of Ozaukee Bank and Merchants and Manufacturers Bancorporation, contributing to the 44% growth of our branch network over the past three years.

Great customer experience must be supported by efficient processes, effective technologies and leading risk management capabilities. Fundamentally committing to customers requires excellent performance management and strong, results-focused leadership.
Build a high-performing, customer-focused organization supported by a world-class foundation of productive technologies, efficient processes, disciplined performance management, and sound risk management and governance:
•  Aligned internal and external communications with BMO’s customer commitment, presenting our vision, values and brand positioning with greater clarity.
•  Strengthened our risk management capabilities, including enhanced risk transparency and reporting.

BMO Financial Group 191st Annual Report 2008 | 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this Annual Report, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2009 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this Annual Report not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion below, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
     Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality and risk of default and losses on default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations regarding the structured investment vehicles discussed in this document, including the amount to be drawn under the BMO liquidity facilities, whether consolidation will be required and the expectation that the first-loss protection provided by the subordinate capital notes will exceed future losses. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios, and that the level of defaults and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.
     Assumptions about the level of defaults and losses on defaults were material factors we considered when establishing our expectations of the future performance of the transactions that Apex Trust has entered into. Key assumptions included that the level of defaults and losses on defaults would be consistent with historical experience. Material factors that were taken into account when establishing our expectations of the future risk of credit losses in Apex Trust included industry diversification in the portfolio, initial credit quality by portfolio and the first-loss protection incorporated into the structure.
     Assumptions about the performance of the Canadian and U.S. economies in 2009 and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives, and our outlook for our businesses. Key assumptions included that the Canadian and U.S. economies will contract in the first half of 2009, and that interest rates and inflation will remain low. We also assumed that housing markets in Canada will weaken in 2009 and strengthen in the second half of the year in the United States. We assumed that capital markets will improve somewhat in the second half of 2009 and that the Canadian dollar will strengthen modestly relative to the U.S. dollar. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Factors That May Affect Future Results
As noted in the above Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, general and specific, which may cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these risks and uncertainties are discussed in this section.
General Economic and Market Conditions in the Countries in which We Conduct Business
We conduct business in Canada, the United States and other countries. Factors such as interest rates, foreign exchange rates, consumer spending, business investment, government spending, the health of capital markets, the rate of inflation and the threat of terrorism affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and the local economic and business conditions may have an effect on our revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity.
Currency Rates
The Canadian dollar equivalents of our revenues and expenses denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to such currencies. Such fluctuations may affect our overall business and financial results. Our most significant exposure is to fluctuations in the value of the Canadian dollar relative to the U.S. dollar due to the size of our operations in the United States. Increases in the value of the Canadian dollar relative to the U.S. dollar have affected our results in prior years and the U.S. dollar was weaker, on average, in 2008 than in 2007. However, it strengthened appreciably in the fourth quarter of 2008. An appreciation of the Canadian dollar relative to the U.S. dollar would decrease the translated value of U.S.-dollar-denominated revenues, expenses and earnings. Refer to the Foreign Exchange section on page 37 and the discussion of Market Risk on pages 77 to 81 for a more complete discussion of our foreign exchange risk exposures.

30 | BMO Financial Group 191st Annual Report 2008

Monetary Policy
Bond and money market expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the discussion of Market Risk on pages 77 to 79 for a more complete discussion of our interest rate risk exposures.
Level of Competition
The level of competition among financial services companies is high. Furthermore, non-financial companies are increasingly offering services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. A deterioration in these factors or a loss of market share could adversely affect our earnings.
Changes in Laws and Regulations
Regulations are in place to protect our clients, investors and the public interest. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect our earnings by allowing more competition for our products and services and by increasing the costs of compliance. In addition, our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our reputation and earnings.
Judicial or Regulatory Judgments and Legal
and Regulatory Proceedings
We take reasonable measures to ensure compliance with the laws and regulations of the jurisdictions in which we conduct business. However, there can be no assurance that we will always be in compliance or be deemed to be in compliance. As a result, it is possible that we could receive a judicial or regulatory judgment or decision which results in fines, damages or other costs that would have a negative impact on earnings and damage our reputation. We are also subject to litigation arising in the ordinary course of our business. The unfavourable resolution of any litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about legal and regulatory matters we currently face is provided in Note 29 on page 146 of the financial statements.
Accuracy and Completeness of Customer
and Counterparty Information
When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We also may rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers and counterparties is materially misleading.
Execution of Strategic Plans
Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline.
Acquisitions
We perform thorough due diligence before completing an acquisition. However, it is possible that we might make an acquisition that does not subsequently perform in line with our financial or strategic objectives. Changes in the competitive and economic environment as well as other factors may lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings could also adversely affect our earnings after an acquisition. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.
Critical Accounting Estimates
We prepare our financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The application of GAAP requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available. Our financial results would be affected in the period in which any new circumstances or information became apparent, and the amount of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 69.
Operational and Infrastructure Risks
We are exposed to many types of operational risks that affect all large corporations. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. We also face the risk that computer or telecommunications systems could fail, despite our efforts to maintain these systems in good working order. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and successfully rectified. Shortcomings or failures of our internal processes, employees or systems, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which we do business.
Other Factors
Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 30. Additional risks, including credit and counterparty, market, liquidity and funding, operational, business, model, strategic, reputation and environmental risks, are discussed in the Enterprise-Wide Risk Management section starting on page 73.
          We caution that the preceding discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to BMO, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect future results. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

BMO Financial Group 191st Annual Report 2008 | 31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Economic Developments
Canadian and U.S. Economic and Financial Services Developments in 2008
The Canadian economy grew at a modest pace in 2008, as exports continued to decline in response to weak U.S. demand. Growth in consumer spending moderated from last year’s rapid pace, as employment growth and confidence weakened. Business investment also slowed in response to persistent uncertainty about the impact of the global credit crisis on the economy. Housing sales declined from last year’s record levels, reflecting reduced affordability. The softer economy led to some slowing in residential mortgages and business and personal credit in the second half of the year, although growth remained relatively brisk. Rising commodity prices in the first half of the year lifted inflation to the highest level in five years; however, most prices continue to rise modestly and in some cases, such as motor vehicles, are falling. The Bank of Canada reduced overnight lending rates 225 basis points in the fiscal year to address the economic slowdown, the recent downturn in commodity prices and credit concerns in the market.
          The U.S. economy grew modestly in the first half of 2008 and likely contracted in the second half, despite aggressive monetary and fiscal stimulus and strong export gains. The worsening credit market environment and housing slump, coupled with record-high energy costs, significantly affected consumers and businesses. Interbank lending spreads widened to all-time highs in early October amid the government-assisted recapitalization and consolidation of a number of banks and Wall Street brokers, severely curtailing the availability of credit and raising borrowing costs for businesses and consumers. While the downward trend in housing sales appears to have stabilized, the large number of unsold homes continues to weigh on prices. Growth in residential mortgages and personal and business loans slowed in 2008. The Federal Reserve aggressively reduced interest rates and expanded its liquidity provisions to support bank lending and the economy.
Economic and Financial Services Outlook for 2009
The Canadian economy is expected to contract moderately in the first half of 2009 as exports decline further, before recovering modestly in the second half of the year in response to low interest rates and recent weakness in the currency. The unemployment rate is expected to climb more than one percentage point by late 2009 to above 7%, still a historically low level. Consumer and business spending will likely remain soft, further moderating credit growth. Housing activity is expected to continue to decline, dampening demand for residential mortgages. The Bank of Canada is expected to reduce interest rates further as inflation falls. The Canadian dollar is expected to strengthen modestly relative to the U.S. dollar in the second half of the year, supported by steadier commodity prices.
          The U.S. economy is expected to continue contracting in the first half of 2009, before improving slightly as the housing market stabilizes and credit conditions ease. Personal and business credit and residential mortgage demand will likely remain weak, at least in the first half of the year. U.S. unemployment has climbed steadily in the past year and is expected to rise about two percentage points to 9% in 2009, well above Canada’s rate. The Federal Reserve may continue to reduce interest rates to support the economy. Weakness in capital markets is expected to extend into early 2009, with some improvement expected in the second half of the year as the economy recovers and housing prices stabilize.

32 | BMO Financial Group 191st Annual Report 2008

Value Measures

Highlights

•   Total shareholder return (TSR) – Lower equity valuations have reduced the average annual return to 0.9% over the past five years. Our one-year TSR in 2008 was -27.9%, slightly better than comparable indices.
•    Earnings per share (EPS) growth – EPS fell 9% from 2007 in difficult market conditions, due primarily to higher credit losses.
•    Net income was $2.0 billion, with P&C Canada and Private Client Group earning very solid net income. BMO Capital Markets results were up sharply from a year ago. Results were impacted by higher provisions for credit losses at this point in the credit cycle and by weaker capital markets.

•   Return on equity (ROE) – BMO’s ROE was 13.0%, reflecting the core strengths and benefits our diversified businesses provide in difficult market conditions. BMO has earned ROE of 13% or more for 19 consecutive years, distinguishing BMO as the only bank in its North American peer group with this level of earnings consistency, the value of which was especially apparent in 2008.
•   The quarterly dividend declared per common share remained the same in 2008 but total dividends paid in 2008 of $2.80 per share increased 6.5% over the 2007 total. Dividends paid have increased at an average annual rate of 16.8% over the past five years.

Total Shareholder Return
BMO’s governing objective is to maximize the total return to our shareholders and generate, over time, top-quartile total shareholder return (TSR) relative to our Canadian and North American peer groups.
          The five-year average annual TSR is a key measure of shareholder value and is the most important of our financial performance and condition measures, since it assesses our success in achieving our governing objective of maximizing return to shareholders. Over the past five years, shareholders have earned an average annual TSR of 0.9% on their investment in BMO common shares. This return was lower than the 7.0% average annual return for the S&P/TSX Composite Total Return Index and the 1.8% return for the S&P/TSX Financial Services Total Return Index, but higher than the 0.3% return for the S&P 500 Total Return Index. The table below summarizes dividends paid on BMO common shares over the past five years and the appreciation in BMO’s share price. An investment of $1,000 in Bank of Montreal common shares made at the beginning of fiscal 2004 would have been worth $1,048 at October 31, 2008, assuming reinvestment of dividends, for a total return of 4.8%. Dividends paid over the five-year period have increased at an average annual compound rate of 16.8%. Dividends paid were $0.70 per common share in each quarter of 2008 and increased 6.5% from 2007 to $2.80 per share in 2008, following a 23% increase in 2007.
          The average annual TSR of 0.9% for the most recent five-year period decreased from the 14.2% average annual return for the five years ended October 31, 2007. The averages are affected by the one-year TSRs included in the calculations.
          Page 26 provides further comment on total shareholder return and includes peer group comparisons.
The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Five-Year Average Annual	One-Year Total
Total Shareholder Return (%)	Shareholder Return (%)

Average annual returns have been affected by results in 2008.	Equity markets were weak in 2008; BMO’s returns were slightly better than the comparable indices.

Total Shareholder Return

						Five-year
For the year ended October 31	2008	2007	2006	2005	2004	CAGR	(1)

Closing market price per common share ($)	43.02	63.00	69.45	57.81	57.55	(2.7)
Dividends paid ($ per share)	2.80	2.63	2.13	1.80	1.50	16.8
Dividends paid (%) (2)	4.4	3.8	3.7	3.1	3.0
Increase (decrease) in share price (%)	(31.7)	(9.3)	20.1	0.5	16.7
Total annual shareholder return (%)	(27.9)	(5.8)	24.1	3.7	20.0

     Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
     (1) Compound annual growth rate (CAGR) %.
     (2) As a percentage of the closing market price in the prior year.
BMO Financial Group 191st Annual Report 2008 | 33

MANAGEMENT’S DISCUSSION AND ANALYSIS
Earnings per Share Growth
The year-over-year percentage change in earnings per share (EPS) is our key measure for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.
          EPS was $3.76, down $0.35 or 9% from $4.11 in 2007. Certain notable items affected results in 2008 and 2007, reducing EPS by $1.16 in 2008 and $1.55 in 2007. Our annual target for 2008 was to grow EPS by 10% to 15% from a base of $5.24, a base that excluded the impact in 2007 of changes in the general allowance for credit losses, restructuring charges and charges related to the deterioration in the capital markets environment. When our target was established in 2007, we did not anticipate the magnitude of the difficulties that have emerged in credit and capital markets, the extent and duration of the weakness in U.S. housing markets and the weakness in North American and global economies. We recorded elevated provisions for credit losses in 2008 as well as charges for the notable items, and fell short of our target as a result. As explained in the Our Financial Objectives section on page 28, the difficult credit and capital markets conditions create added uncertainty in the estimation of future financial performance and, as a result, we have chosen not to provide annual financial targets for 2009.
          Our five-year compound average annual EPS growth rate was 1.8%, below our medium-term objective of 10% because of low earnings in 2008 related to the impact of the difficult credit and capital markets conditions.
          The notable items that reduced net income by $585 million or $1.16 per share in 2008 were:
•	charges for certain trading activities and valuation adjustments related to the deterioration in capital markets of $625 million ($419 million after tax and $0.83 per share) recorded primarily in BMO Capital Markets; and

•	an increase in the general allowance for credit losses of $260 million ($166 million after tax and $0.33 per share) recorded in Corporate Services.
In 2007, the four notable items that reduced net income by $787 million or $1.55 per share were:
•	losses in our commodities trading business of $853 million ($440 million after tax and associated performance-based compensation, and $0.86 per share) recorded in BMO Capital Markets;

•	charges for certain trading activities and valuation adjustments related to the deterioration in capital markets of $318 million ($211 million after tax and $0.42 per share), also recorded in BMO Capital Markets;

•	restructuring charges of $159 million ($103 million after tax and $0.20 per share) recorded in Corporate Services; and

•	an increase in the general allowance for credit losses of $50 million ($33 million after tax and $0.07 per share) recorded in Corporate Services.
Notable items are detailed on page 36.
          Net income was $1,978 million in 2008, down $153 million or 7% from $2,131 million a year ago. As explained above, net income was reduced in both 2008 and 2007 by certain notable items and in 2008 by higher provisions for credit losses. BMO earned record net income in each of the four years leading up to 2006. Specific provisions for credit losses increased $767 million ($516 million after tax) and were the primary factor in the reduction of net income relative to a year ago. The impact of the notable items on net income in 2008 totalled $202 million after tax less than in 2007. Revenues in 2008 increased $856 million or 9% to a record $10,205 million, notwithstanding the capital markets charges and the weaker business environment. A reduction in the impact of notable items accounted for $546 million or 6 percentage points of revenue growth. The remaining increase was primarily attributable to business growth. Non-interest expense increased $293 million or 4%.

Earnings per share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 26 on page 143 of the financial statements.

EPS ($)	EPS Annual Growth (%)

EPS declined due to higher credit losses.	EPS was down 9% in a more difficult market environment.

          In Personal and Commercial Banking, results in 2008 marked a fourth consecutive year of solid net income. Earnings in Private Client Group matched those of 2007, which marked three consecutive years of record results. BMO Capital Markets net income was sharply higher than in 2007 in large part due to reduced charges in the year, but remained well below the levels of 2006, which marked a second consecutive year of record net income. Corporate Services net income was significantly lower than in 2007 due to higher provisions for credit losses charged to the group under BMO’s expected loss provisioning methodology.
          Personal and Commercial Banking (P&C) net income rose $33 million or 2% from a year ago to $1,416 million. The P&C group combines our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). P&C Canada net income rose by $53 million or 4% to $1,320 million. The improvement was attributable to volume-driven revenue growth, as revenues and expenses increased at comparable rates. P&C Canada results are discussed in the operating group review on page 46. P&C U.S. net income decreased $20 million or 17% to $96 million, and $12 million or 11% to $95 million on a U.S. dollar basis. Volumes and revenues were up appreciably but costs increased at a higher rate due to increased integration and other costs, including the impact of managing in the difficult credit environment. P&C U.S. results are discussed in the operating group review on page 49.
          Private Client Group (PCG) net income was unchanged from $395 million a year ago, having been affected by a $19 million after-tax charge for supporting U.S. clients in the difficult capital markets environment. Otherwise, results were up from last year’s record performance largely due to higher deposit balances. PCG results are discussed in the operating group review on page 54. BMO Capital Markets (BMO CM) net income increased $275 million or 66% to $692 million. The improvement was attributable to lower charges in 2008, recoveries of prior-year income taxes and improved income from interest-rate-sensitive businesses and trading businesses. Merger and acquisition fees and underwriting activities decreased. BMO CM results are discussed in the operating group review on page 57.
          Corporate Services net loss increased $461 million to $525 million due to higher provisions for credit losses, largely recorded in Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the operating group review on page 58.

34 | BMO Financial Group 191st Annual Report 2008

          Revenue increased $856 million or 9% to $10,205 million; as noted above, approximately one-third of the increase related to business growth and the remainder to a reduction in the impact of notable items. Business acquisitions added $76 million to revenue growth, while the weaker U.S. dollar reduced revenue growth by $63 million, as explained on page 37. P&C Canada revenue increased 6% largely due to volume growth. Excluding the impact of certain unusual items in 2007, discussed on page 48, revenue grew 5%. P&C U.S. revenue grew 15% on a U.S. dollar basis, largely due to acquisitions, loan growth and a gain on Visa Inc.’s initial public offering, partially offset by reductions in net interest margins.
          PCG revenue increased $15 million or 1%, as growth was lowered 1 percentage point by the charges outlined above.
BMO CM revenue increased $443 million or 23%, rising $577 million because of lower charges. There was growth in revenues from interest-rate-sensitive businesses and trading activities. BMO’s total revenue growth is discussed further on page 38.
          Provisions for credit losses totalled $1,330 million, consisting of $1,070 million of specific provisions and a $260 million increase in the general allowance for credit losses. In 2007, provisions for credit losses totalled $353 million, consisting of $303 million of specific provisions and a $50 million increase in the general allowance. The provision for credit losses is discussed further on page 41.
          Non-interest expense increased $293 million or 4% to $6,894 million. Non-interest expense is discussed further on page 42.

Return on Equity
Return on equity (ROE) is another key value measure. BMO has generated an ROE of 13% or better in each of the past 19 years, the only bank in its North American peer group to have done so. The value of such earnings consistency is readily apparent in the context of the large losses reported by our peers and other large financial institutions in North America and globally. We achieved an ROE of 13.0% in 2008, down from 14.4% in 2007. This reduction in the return was attributable to the $153 million decrease in net income. We achieved this 13.0% return in spite of higher credit losses and weakness in credit and capital markets. The 13.0% return was below our annual target of 18% to 20%. Our medium-term objective commencing in 2009 is to achieve an average annual ROE of 17% to 20%, over time. Table 3 on page 91 includes ROE statistics for the past 10 years. Page 26 provides further comment on ROE and includes peer group comparisons.

ROE (%)	Return on common shareholders’ equity (ROE)
is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
ROE was 13% in 2008 despite charges related to the capital markets environment and higher provisions for credit losses.

Net Economic Profit Growth
The last of our four key value measures is net economic profit (NEP) growth. NEP was $405 million, down from $603 million in the prior year. The decrease was primarily the result of reduced earnings due in large part to higher credit losses, as well as a modest increase in shareholders’ equity. NEP remained positive even in the difficult credit and capital markets conditions as we earned more than our cost of capital. Page 26 provides further comment on NEP growth and includes peer group comparisons.

NEP ($ millions)	Net economic profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure. See page 85.
NEP remained positive but decreased due to lower earnings.

Net Economic Profit ($ millions, except as noted)

	For the year ended October 31	2008	2007	2006	2005	2004

	Net income available to common shareholders	1,905	2,088	2,633	2,366	2,264
	After-tax impact of the amortization of intangible assets	35	38	36	74	78

	Cash net income available to common shareholders	1,940	2,126	2,669	2,440	2,342
	Charge for capital*	(1,535)	(1,523)	(1,439)	(1,325)	(1,230)

	Net economic profit	405	603	1,230	1,115	1,112

	Net economic profit growth (%)	(33)	(51)	10	—	58

*	Charge for capital
	Average common shareholders’ equity	14,612	14,506	13,703	12,577	11,696
	Cost of capital (%)	10.5	10.5	10.5	10.5	10.5

	Charge for capital	(1,535)	(1,523)	(1,439)	(1,325)	(1,230)

BMO Financial Group 191st Annual Report 2008 | 35

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 Financial Performance Review
This section provides a review of our enterprise financial performance for 2008 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 104. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2007 is outlined on page 89.

Highlights

•   Revenue increased $856 million or 9.2% in 2008 to a record $10.2 billion despite difficult capital markets conditions.
•   Revenue growth in P&C Canada was primarily attributable to volume growth across its three lines of business. P&C U.S. revenue growth was attributable to acquisitions, a gain on Visa’s initial public offering and improved core revenues. Private Client Group revenues increased despite difficult market conditions, certain charges and the weaker U.S. dollar. BMO Capital Markets revenues were up significantly due to strength in interest-rate-sensitive businesses in 2008 and commodities losses in 2007.

•   The provision for credit losses increased to $1,330 million from $353 million in 2007. Specific provisions were up $767 million to $1,070 million and there was a $260 million increase in the general allowance, compared with a $50 million increase a year ago. Credit market conditions were much weaker in 2008.
•   Non-interest expense increased 4.4% in 2008, growing at slightly less than half the rate of revenue growth. Expenses reflected the addition of front-line staff and business initiatives.
•   The effective income tax rate was a recovery of 3.6%, compared with 7.9% in 2007. The reduced rate was due to a relatively higher proportion of income from lower-tax-rate jurisdictions and recoveries of prior-year income taxes.

Notable Items
We have designated certain charges as notable items to assist in discussing their impact on our financial results. These items reduced net income by $585 million in 2008 and $787 million in 2007, as set out in the adjacent table.
          In 2008, revenue was reduced by charges of $625 million related to difficulties in the capital markets environment. These charges reduced trading non-interest revenues by $212 million, securities gains by $347 million and other income by $66 million. In 2007, revenue was reduced by $318 million of such charges and by losses of $853 million recorded in our commodities trading business. The charges in 2007 reduced trading revenue by $1,156 million and securities gains by $15 million.
          Charges in 2008 included: $230 million ($80 million in 2007) in respect of BMO’s investment in notes issued by Apex Trust, a Canadian credit protection vehicle, and a related total return swap (see page 65); $158 million ($nil in 2007) in respect of exiting positions related to monoline insurer ACA Financial Guarantee Corporation in the first quarter of 2008; $70 million ($54 million in 2007) related to third-party Canadian asset-backed commercial paper (see page 64); $57 million ($15 million in 2007) for capital notes in the Links Finance Corporation and Parkland Finance Corporation structured investment vehicles (see page 65); and $110 million ($169 million in 2007) in respect of certain other trading activities and valuation adjustments, including $29 million for other-than-temporary impairment in respect of securities transferred from the trading to the available-for-sale portfolio. This transfer is explained more fully in the Trading-Related Revenues section on page 40. Further details on the effects of notable items can be found on page 34.
Notable Items

($ millions)	2008	2007	2006

Charges related to deterioration in capital markets environment	625	318	—
Related income taxes	206	107	—

Net impact of charges related to deterioration in capital markets environment (a)	419	211	—

Commodities losses (1)	—	853	—
Performance-based compensation	—	(120)	—
Related income taxes	—	293	—

Net impact of commodities losses (b)	—	440	—

Increase (decrease) in general allowance	260	50	(35)
Related income taxes	94	17	(12)

Net impact of increase (decrease) in general allowance (c)	166	33	(23)

Restructuring charge (1)	—	159	—
Related income taxes	—	56	—

Net impact of restructuring (d)	—	103	—

Total reduction (increase) in net income (a+b+c+d)	585	787	(23)

(1)	Further charges were recorded for commodities losses in 2008 but those losses were more modest at $18 million and as such have been excluded from notable items in 2008. For the same reason, a modest recovery of restructuring charges of $8 million in 2008 has also been excluded.

36 | BMO Financial Group 191st Annual Report 2008

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, income taxes and provision for credit losses in 2008 and 2007 were lowered relative to the preceding year by the weakening of the U.S. dollar. The adjacent table indicates average Canadian/U.S. dollar exchange rates in 2008, 2007 and 2006 and the impact of lower average rates. At October 31, 2008, the Canadian dollar traded at $1.2045 per U.S. dollar, as the U.S. dollar strengthened appreciably in the fourth quarter, particularly in October.
          At the start of each quarter, BMO enters into hedging transactions that are designed to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuations on earnings for the year. Hedging transactions resulted in an after-tax loss of $11 million in 2008 ($14 million gain in 2007).
          The gain or loss from hedging transactions in future periods will be determined by both future exchange rate fluctuations and the amount of the underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months. The effect of exchange rate fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section on page 43.
          BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. Rate movements affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit
Effects of the Weaker U.S. Dollar
on BMO’s Results

	2008 vs.	2007 vs.
($ millions, except as noted)	2007	2006

Canadian/U.S. dollar exchange rate (average)
2008	1.032
2007	1.093	1.093
2006		1.132

Reduced net interest income	(48)	(39)
Reduced non-interest revenue	(15)	(48)

Reduced revenues	(63)	(87)
Reduced expenses	93	57
Reduced provision for credit losses	28	9
Reduced (increased) income taxes	(6)	5

Increased (reduced) net income	52	(16)

losses arise. If future results are consistent with the range of the past three years, U.S.-dollar-denominated income before income taxes would range from a loss of US$900 million to income of US$700 million. On that basis, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change net income before income taxes by between $9 million, at the lower end of the range, and – $7 million at the higher end. An increase of one cent would have the opposite effect.

Impact of Business Acquisitions and Sales
BMO Financial Group has selectively acquired a number of businesses in advancing our North American growth strategy. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines acquisitions by operating group and their impact on BMO’s revenues, expenses and net income for 2008 relative to 2007 and 2007 relative to 2006, to assist in analyzing changes in results.
          In respect of fiscal 2008 results relative to fiscal 2007, for the acquisitions completed in fiscal 2008, the incremental effects are the revenues and expenses of those businesses that are included in results for fiscal 2008. For the acquisition completed in fiscal 2007, the incremental effects on results for 2008 relate to the inclusion of 12 months of results in 2008 and a lesser number of months in 2007.
          In respect of fiscal 2007 results relative to fiscal 2006, for the acquisition completed in fiscal 2007, the incremental effects are the revenues and expenses of that business that are included in results for fiscal 2007. For the acquisitions completed in fiscal 2006, the incremental effects on results for 2007 relate to the inclusion of 12 months of results in 2007 and a lesser number of months in 2006.
Impact of Business Acquisitions on Year-over-Year Comparisons*
($ millions)

	Increase (decrease) in:

			Net	Cash net
Business acquired/sold	Revenue	Expense	income	income

Personal and Commercial Banking
Incremental effects on results for: 2008	51	46	(1)	3
2007	52	46	2	5
Merchants and Manufacturers Bancorporation, Inc.
Acquired February 2008 for $135 million
Ozaukee Bank
Acquired February 2008 for $180 million
First National Bank & Trust
Acquired January 2007 for $345 million
bcpbank Canada
Acquired December 2006 for $41 million
Villa Park Trust and Savings Bank
Acquired December 2005 for $76 million

Private Client Group
Incremental effects on results for: 2008	11	12	(1)	–
Pyrford International plc
Acquired December 2007 for $41 million

BMO Capital Markets
Incremental effects on results for: 2008	14	16	(1)	(1)
Griffin, Kubik, Stephens & Thompson, Inc.
Acquired May 2008 for $31 million

BMO Financial Group
Incremental effects on results for: 2008	76	74	(3)	2
2007	52	46	2	5
Purchases of businesses in 2008
for $387 million

* The impact excludes integration costs.

BMO Financial Group 191st Annual Report 2008 | 37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue
Revenue increased $856 million or 9% in 2008 to a record $10,205 million. Revenue was reduced by charges of $625 million related to the impact of the capital markets environment in 2008. In 2007, revenue was reduced by $1,171 million of notable items, consisting of charges of $853 million related to our commodities trading business and charges of $318 million for certain trading activities and valuation adjustments related to the deterioration in capital markets. The lower charges in 2008 accounted for $546 million of the revenue increase. There was solid revenue growth in each of the operating groups. The weaker U.S. dollar reduced overall revenue growth by $63 million or 0.7 percentage points, while the net impact of acquired businesses increased growth by $76 million or 0.8 percentage points.
          Effective in 2008, BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the financial statements rather than on a taxable equivalent basis (teb), consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. The teb adjustments for fiscal 2008 totalled $195 million, up from $180 million in 2007.
          P&C Canada revenue increased $293 million or 6%. The segment’s revenue growth was increased by $38 million or 0.8 percentage points by certain items that reduced its revenues in 2007. These included a $185 million adjustment to increase our liability for future redemptions related to our customer loyalty rewards program net of a $107 million gain on sale of MasterCard International Inc. (MasterCard) shares and $40 million of other items. There was good volume growth in the three lines of business. P&C U.S. revenue increased US$126 million or 15% as a result of acquisitions, a gain recognized on Visa’s initial public offering and core performance improvement. Private Client Group revenue increased $15 million or 1%, its growth having been reduced $31 million or 1% by notable items recorded in the fourth quarter of 2008. Growth was attributable to improved net interest income. BMO Capital Markets revenue increased $443 million or 23%, as charges for notable items fell $577 million from 2007. There was considerable growth in net interest income due to strong returns from interest-rate-sensitive businesses and trading revenues.
Net Interest Income
Net interest income for the year was $5,087 million, an increase of $244 million or 5% from 2007. The net effect of businesses acquired increased net interest income by $48 million, while the impact of the weaker U.S. dollar reduced net interest income by $47 million. All the operating groups achieved strong volume growth, and average earning assets increased $22 billion. The resulting growth in net interest income was partly offset by a reduction in Corporate Services due to higher net funding costs. BMO’s overall net interest margin was slightly lower in 2008 due to reduced earnings in Corporate Services. P&C Canada’s margin was relatively unchanged. The two main drivers of BMO’s overall net interest margin are the individual group margins and changes in the magnitude of each operating group’s assets.
Taxable equivalent basis (teb)
Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.
Net interest margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points.
Revenue ($ millions)

For the year ended October 31	2008	2007	2006	2005	2004

Net interest income	5,087	4,843	4,744	4,787	4,798
Year-over-year growth (%)	5.0	2.1	(0.9)	(0.2)	0.4
Non-interest revenue	5,118	4,506	5,241	5,052	4,551
Year-over-year growth (%)	13.6	(14.0)	3.8	11.0	7.8

Total revenue	10,205	9,349	9,985	9,839	9,349
Year-over-year growth (%)	9.2	(6.4)	1.5	5.3	3.9

Revenue and Annual Growth	Revenue by Country (%)

BMO earned record revenue despite difficult capital markets conditions.	U.S. revenues rebounded from commodities losses recorded in 2007.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)				Average earning assets				Net interest margin
	($ millions)		Change		($ millions)		Change		(in basis points)
For the year ended October 31	2008	2007	$	%	2008	2007	$	%	2008	2007	Change

P&C Canada	3,236	3,066	170	6	121,381	115,147	6,234	5	267	266	1
P&C U.S.	748	730	18	3	24,913	21,658	3,255	15	300	337	(37)

Personal and Commercial Banking (P&C)	3,984	3,796	188	5	146,294	136,805	9,489	7	272	277	(5)
Private Client Group (PCG)	671	612	59	9	7,474	6,352	1,122	18	898	966	(68)
BMO Capital Markets (BMO CM)	1,179	974	205	21	176,080	162,309	13,771	8	67	60	7
Corporate Services, including Technology and Operations	(747)	(539)	(208)	(39)	(3,045)	(995)	(2,050)	(+100)	nm	nm	nm

Total BMO (1)	5,087	4,843	244	5	326,803	304,471	22,332	7	156	159	(3)

nm – not meaningful
(1) Total BMO net interest margin is stated on a GAAP basis. The operating groups net interest margins are stated on a teb basis.
38 | BMO Financial Group 191st Annual Report 2008

          In P&C Canada, there was a solid increase in net interest income. Volume growth remained strong for all major product categories except mortgages, where we had chosen in 2007 to exit mortgage broker channels. In P&C U.S., there was solid loan growth enhanced by acquisitions, but the contribution to total growth in net interest income was reduced by the weaker U.S. dollar. The net interest margin in Canada was up 1 basis point as higher volumes in more profitable products were offset by increased funding costs. In P&C U.S., the net interest margin was lower largely due to the 22 basis point impact of a transfer of a portfolio from Corporate Services, higher levels of non-performing loans and the highly competitive environment. The overall decline in net interest margin was mitigated by pricing actions in certain loan and deposit categories.
          Private Client Group net interest income increased strongly, primarily due to increased deposit balances in our brokerage businesses and term investment products. The group’s net interest margin is significantly higher than other groups, as the net interest margin calculation represents net interest income as a percentage of average earning assets. The group’s primary source of net interest income is term investment products, which are liabilities.
          BMO Capital Markets net interest income increased $205 million or 21%. Revenues from interest-rate-sensitive businesses were significantly higher and trading net interest income also increased, partially offset by lower corporate banking net interest income and increased funding costs. The group’s average earning assets increased $14 billion. Corporate banking assets increased during the year, primarily due to clients accessing undrawn commitments. Corporate banking revenues were lower as a result of higher funding costs and reduced cash collections from impaired loans, partially offset by increased revenues due to higher asset volumes. The group’s net interest margin was higher than in the previous year due to increased trading net interest income and higher spreads in interest-rate-sensitive businesses.
          Corporate Services net interest income decreased due to higher net funding costs. Its net interest income also fluctuates in response to activities related to certain balance sheet positions and BMO’s overall asset-liability position.
          Table 9 on page 94 and table 10 on page 95 provide further details on net interest income and net interest margin.
Non-Interest Revenue
Non-interest revenue, which comprises all revenues other than net interest income, was $5,118 million in 2008, an increase of $612 million or 14% from 2007. Lower charges in respect of notable items added $546 million or 12% to growth in 2008. The net impact of acquired businesses increased 2008 non-interest revenue by $29 million, while the impact of the weaker U.S. dollar reduced non-interest revenue by $15 million.
          Securities commissions and fees decreased $40 million or 3%. These fees consist largely of full-service and online brokerage commissions within Private Client Group, which account for about two-thirds of the balance, and institutional equity trading commissions within BMO Capital Markets. The decrease was due to reductions in equity market valuations and client trading volumes in full-service investing in Private Client Group, as well as competitive pricing pressures, partially offset by strong growth in transaction volumes in direct investing.
          Deposit and payment service charges increased $28 million or 4%, largely due to volume growth. Approximately $17 million of the growth was attributable to P&C Canada, two-thirds of which related to a one-time adjustment.
          Lending fees increased $23 million or 6%.
          Card fees increased $184 million to $291 million. The increase reflected the $185 million adjustment to P&C Canada’s customer loyalty rewards program liability recorded in 2007. Card fees also reflected higher activity levels and increased Moneris revenues, largely offset by reductions related to increased securitization activity.

Average Earning Assets and Net Interest Margin	Net Interest Income and Non-Interest Revenue ($ billions)

There was balanced asset growth across the operating groups, with a relatively stable net interest margin.	Non-interest revenue returned to earlier levels and net interest income increased.
Assets under Administration ($ billions)	Assets under Management ($ billions)

The U.S. dollar appreciated 27% relative to the Canadian dollar in 2008, driving growth in asset levels.	Asset levels were affected by weakness in equity markets.
* Reflects the sale of Harrisdirect in 2005.
Non-Interest Revenue ($ millions)

				Change from 2007
For the year ended October 31	2008	2007	2006	$	%

Securities commissions and fees	1,105	1,145	1,051	(40)	(3)
Deposit and payment service charges	756	728	729	28	4
Trading revenues	546	(487)	718	1,033	+100
Lending fees	429	406	337	23	6
Card fees	291	107	396	184	+100
Investment management and custodial fees	339	322	298	17	5
Mutual fund revenues	589	576	499	13	2
Securitization revenues	513	296	100	217	73
Underwriting and advisory fees	353	528	407	(175)	(33)
Securities gains (losses)	(315)	246	145	(561)	(+100)
Foreign exchange, other than trading	80	132	102	(52)	(39)
Insurance income	222	230	204	(8)	(3)
Other	210	277	255	(67)	(24)

Total	5,118	4,506	5,241	612	14

          Investment management and custodial fees increased $17 million or 5%, primarily due to higher investment and trust revenue in North American Private Banking. Growth was reduced by the weaker U.S. dollar.
          Mutual fund revenues increased $13 million or 2%, after having increased 14% to 16% annually in each of the past three years. The increase was attributable to a switch to a fixed administration fee that had the effect of increasing both revenues and costs. Fees were affected by reduced managed asset values in the difficult market conditions.

BMO Financial Group 191st Annual Report 2008 | 39

MANAGEMENT’S DISCUSSION AND ANALYSIS

          Securitization revenues increased $217 million or 73% to $513 million. The increase was attributable to $107 million from securitizing credit card loans and $115 million from securitizing residential mortgages net of a $5 million decline from securitizing other loans. Revenues included gains of $136 million on the sale of loans for new securitizations, up $125 million from 2007, and gains of $284 million on sales of loans to revolving securitization vehicles, up $93 million from 2007. The securitization of assets results in the recognition of less interest income ($234 million less in 2008), reduced credit card fees ($211 million less in 2008) and lower provisions for credit losses ($52 million less in 2008). As such, securitizations increased pre-tax income by approximately $120 million in 2008. We securitize loans for capital management purposes and to obtain alternate sources of funding. In 2008, we securitized $8.5 billion ($3.4 billion in 2007) of residential mortgage loans and $3.2 billion ($nil in 2007) of credit card loans. Securitization revenues are detailed in Note 8 on page 118 of the financial statements.
          Underwriting and advisory fees decreased $175 million or 33% from the record levels of 2007, after having increased 30% in 2007 and 14% in 2006. Merger and acquisition fees and equity underwriting fees were particularly low. Debt underwriting fees decreased but more modestly. Lower levels of investment banking activity became apparent in the fourth quarter of fiscal 2007.
          Securities gains decreased $561 million to a net loss of $315 million in 2008. The notable items discussed on page 36 included charges of $347 million related to the deterioration in the capital markets environment that were recorded in securities gains (losses). They included certain charges related to Apex, other-than-temporary impairments and investments in capital notes of the structured investment vehicles (SIVs). Securities gains in 2007 included a $107 million gain on the sale of MasterCard shares.
          Income from foreign exchange, other than trading, decreased $52 million or 39% due to unusually high gains in 2007 and the effects of high volatility in the fourth quarter of 2008.
          Insurance income decreased $8 million or 3% after having increased in recent years. The decrease was attributable to a one-time gain of $26 million in 2007. Volumes and premiums increased in 2008.
          Other revenue includes various sundry amounts and fell $67 million or 24%.
          Table 7 on page 92 provides further details on revenue and revenue growth.
Trading-Related Revenues
Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients, who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably neutralizing, within prescribed limits, the overall risk of the net positions. BMO also assumes proprietary positions with the goal of earning trading profits.
          The capital markets environment was extremely unsettled in 2008, having been affected by significantly diminished business and investor confidence that reduced liquidity in the marketplace, widened credit spreads and resulted in significant reductions in both fixed income and equity valuations. The Notable Items section on page 36 outlines charges related to difficulties in the capital markets environment that reduced trading revenue by $212 million and total revenue by $625 million in 2008. The section also outlines similar charges totalling $318 million recorded in the fourth quarter of 2007 that were largely applied to non-interest revenue. The section also refers readers to Financial Instruments in the Difficult Credit Environment, which starts on page 62 and provides detailed information on a number of the instruments on which losses were recorded in the year.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Interest and Non-Interest Trading-Related Revenues ($ millions)

				Change from 2007
For the year ended October 31	2008	2007	2006	$	%

Interest rates	176	15	227	161	+100
Foreign exchange	379	273	204	106	39
Equities	110	189	173	(79)	(42)
Commodities	(18)	(852)	124	834	98
Other	18	42	22	(24)	(57)

Total	665	(333)	750	998	+100

Reported as:
Net interest income	119	154	32	(35)	(23)
Non-interest revenue – trading revenues	546	(487)	718	1,033	+100

Total	665	(333)	750	998	+100

          As explained in Note 3 to the financial statements, during the fourth quarter of 2008 the CICA amended accounting and reporting rules applicable to financial instruments. As a result of the amendments, we elected to transfer certain securities from our trading portfolio to our available-for-sale portfolio. We subsequently recorded mark-to-market charges on these securities totalling $212 million ($143 million after tax), of which $29 million ($20 million after tax) was charged to earnings as part of the other-than-temporary impairments outlined in the Notable Items section on page 36, and $183 million ($123 million after tax) was charged to other comprehensive income rather than to trading revenues (losses) in the statement of income.
          Losses in the commodities trading business totalled $18 million in 2008, reflecting risk reduction in the portfolio. In 2007, we recorded $853 million of losses in our commodities trading business. On November 18, 2008, a number of proceedings were commenced by securities, commodities, banking and law enforcement authorities against certain parties that were involved in activities related to the 2007 commodities trading losses. BMO is not a party to these proceedings.
          Trading-related revenues increased $998 million from the particularly weak results in 2007, largely due to the commodities losses in the prior year.
          Excluding the $212 million impact of notable items in the current year and the $1,156 million impact of notable items in the prior year included in trading revenues, trading-related revenues increased $54 million. Fixed income trading revenues were very volatile during the year, with strong revenues in the first and third quarters. Foreign exchange trading revenues were strong throughout the year, with particularly robust growth in the fourth quarter. Equities trading revenues began the year very weak but improved appreciably in the second and third quarters, before falling significantly in the fourth quarter with the substantial decreases in valuations in global equity markets.
          The Market Risk section on page 77 provides more information on trading-related revenues.

40 | BMO Financial Group 191st Annual Report 2008

Provision for Credit Losses
Credit conditions during 2008 were difficult as the U.S. housing market softened significantly and the North American economic environment weakened.
          BMO recorded a $1,330 million provision for credit losses in 2008, consisting of $1,070 million of specific provisions and a $260 million increase in the general allowance for credit losses. These amounts compare to the $353 million provision recorded in 2007, comprised of specific provisions of $303 million and a $50 million increase in the general allowance. The 2008 increase in the general allowance was primarily due to credit deterioration within the loans portfolio and to the weakening economy.
          As illustrated in the adjoining table, specific provisions for credit losses during the year were higher than in prior periods. The 2008 specific provisions included provisions of $336 million for two corporate accounts related to the U.S. housing market that were identified as impaired during the year. The size of these provisions reflected the continued weakness in the U.S. residential real estate market and the specific nature of the underlying loans. One of the accounts provided funding to a company that was in the business of buying distressed mortgages and the other was related to the residential real estate development business.
          The most significant factor influencing the provision for credit losses is the level of formations of new impaired loans – identified as additions to impaired loans and acceptances in the adjacent Changes in Gross Impaired Loans and Acceptances table. As with specific provisions, impaired loan formations increased from the low levels of 2007 and 2006, totalling $2,506 million in 2008, up from $588 million in 2007. Exposures related primarily to the manufacturing, oil and gas and U.S. residential real estate sectors increased formations in 2008. In 2008, formations of $621 million were attributable to the U.S. commercial real estate sector and $426 million to the manufacturing sector.
           BMO’s credit portfolio showed the effects of some erosion of loan quality, primarily in the U.S. markets, with gross impaired loans increasing this year to $2,387 million from $720 million in 2007. Factors contributing to the change are outlined in the accompanying table.
          In 2008, sales of gross impaired loans totalled $16 million, with related reversals and recoveries of $3 million. This compares with sales of $28 million and related reversals and recoveries of $5 million in 2007.
          The total allowance for credit losses increased $692 million in 2008 to $1,747 million, comprised of a specific allowance of $426 million and a general allowance of $1,321 million.
          The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and has increased $423 million from the end of the previous fiscal year. Of this, $260 million was due to increases in the allowance recorded during the year, with the remainder attributable to the impact of changes in the Canadian/U.S. dollar exchange rate and the acquisition of Merchants and Manufacturers and Ozaukee. The general allowance remains adequate and, as at October 31, 2008, represented 0.69% of risk-weighted assets.
          Overall, BMO’s loan book continues to be comprised primarily of the more stable consumer and commercial portfolios that, excluding securities borrowed or purchased under resale agreements, represented 73.8% of the loan portfolio at year-end, declining from 78.6% in 2007 on strong growth in the corporate portfolio. Residential mortgages represented 21.5% of the portfolio, down from 24.4% in 2007. Business and government loans represented 44.4% of the portfolio, up from 38.6% in 2007. We continue to monitor industry sectors that we consider to be of most concern in the current economic conditions, including the automotive, real estate and forestry sectors. BMO’s exposure to these sectors remains within acceptable levels.
Provision for (Recovery of) Credit Losses (PCL)
($ millions, except as noted)

For the year ended October 31	2008	2007	2006	2005	2004	2003	2002

New specific provisions	1,242	460	410	407	510	846	1,063
Reversals of previous allowances	(58)	(66)	(87)	(121)	(312)	(303)	(175)
Recoveries of prior write-offs	(114)	(91)	(112)	(67)	(131)	(88)	(68)

Specific provisions for credit losses	1,070	303	211	219	67	455	820
Increase in (reduction of) general allowance	260	50	(35)	(40)	(170)	–	–

Provision for (recovery of) credit losses	1,330	353	176	179	(103)	455	820

PCL as a % of average net loans and acceptances (%)	0.60	0.17	0.09	0.11	(0.07)	0.30	0.56

Changes in Gross Impaired Loans (GIL) and Acceptances ($ millions, except as noted)

	2008	2007	2006	2005	2004	2003	2002

GIL, beginning of year	720	666	804	1,119	1,918	2,337	2,014
Additions to impaired loans and acceptances	2,506	588	420	423	607	1,303	1,945
Reductions in impaired loans and acceptances (1)	131	(143)	(220)	(319)	(936)	(1,156)	(738)
Write-offs	(970)	(391)	(338)	(419)	(470)	(566)	(884)

GIL, end of year	2,387	720	666	804	1,119	1,918	2,337

GIL as a % of gross loans and acceptances (%)	1.10	0.36	0.35	0.46	0.71	1.30	1.54

(1)	Includes the impact of foreign exchange and write-offs of consumer loans included in additions to impaired loans in the period.

Gross Impaired Loans and Acceptances as a % of Equity and Allowances for Credit Losses	Specific Provision for Credit Losses as a % of Average Net Loans and Acceptances

Fiscal 2008 marked a sharp return to the weaker phase of the credit cycle.	Provisions have increased in conjunction with the levels of impaired loans.
          Looking forward, we expect the credit environment to continue to be challenging through 2009 given the probability of continuing economic contraction.
          Credit risk management is discussed further on page 76. Note 4 on page 113 of the financial statements and Tables 11 to 19 on pages 96 to 99 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.

BMO Financial Group 191st Annual Report 2008 | 41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Non-Interest Expense
Non-interest expense increased $293 million or 4.4% to $6,894 million in 2008. The factors contributing to the increase are set out in the Contribution to Non-Interest Expense Growth table. Notable items in 2007 included $159 million in restructuring charges and a $120 million reduction in performance-based compensation.
          As explained on page 37, the net effect of businesses acquired in 2008 and 2007 increased expenses in 2008 relative to 2007 by $74 million (1.1%). As further explained on page 37, the weaker U.S. dollar reduced costs in 2008 by $93 million (–1.4%). The change in restructuring charges reduced expenses by $167 million (–2.5%).
          Higher performance-based compensation costs increased expenses by $22 million (0.3%). An increase in BMO Capital Markets was largely offset by a reduction in Private Client Group.
          The dollar and percentage changes in expenses by category are outlined in the Non-Interest Expense table. Table 8 on page 93 provides more detail on expenses and expense growth.
          Other employee compensation expense, which includes salaries and employee benefits, was $129 million or 5% higher than in 2007 due to increased salaries expense. Salaries expense changed little in 2006 and 2005 as staffing levels were relatively constant in those years (see page 93). However, staffing increased in the latter part of 2007 and in 2008 with the addition of front-line sales and service staff in P&C Canada, growth in Private Client Group’s sales force and business acquisitions in P&C U.S. Our staffing levels increased in 2008 by more than 1,200 or 3.5% to 37,073 full-time equivalent staff. In P&C U.S., cost increases primarily reflected acquisition-related expenses. In Private Client Group, there were increased investments in our sales force.
          Premises and equipment costs increased $79 million or 6%, primarily due to higher computer and equipment costs related to increased consulting, project and service bureau costs.
          Other expenses increased $234 million or 18%. Communication costs increased due to a new fixed administration fee in BMO Mutual Funds. Effective December 1, 2007, Private Client Group absorbed the operating expenses of its funds in return for a fixed administration fee. The effect was an increase in both non-interest revenue and expenses. There were higher professional fees, primarily due to our Basel II and Anti-Money Laundering compliance projects and other business initiatives. Travel and business development expense increased, primarily due to higher costs in P&C Canada related to AIR MILES rewards associated with our debit card initiative.
Productivity
The productivity ratio (expense-to-revenue ratio) improved by 300 basis points to 67.6% in 2008. BMO’s overall ratio in any year is affected by the relative strength of the revenues in each operating group. The productivity ratio of each group over the years has typically been quite different because of the nature of their businesses as well as the external environment. There was convergence in 2008, however.
          P&C Canada is BMO’s largest operating segment, and its productivity ratio of 55.4% improved by 30 basis points from last year, after having improved by 40 basis points in 2007. The productivity ratio for Private Client Group in 2008 deteriorated by 110 basis points to 71.5%, almost entirely due to the effects of the notable items that affected revenues. The productivity ratio in P&C U.S. deteriorated by 470 basis points largely because revenues and expenses were impacted by the difficult U.S. credit market conditions as well as increased acquisition integration costs. BMO Capital Markets’ productivity ratio improved substantially, moving 730 basis points. Excluding the notable items that affected results in both 2008 and 2007, BMO’s productivity ratio deteriorated by 130 basis points to 63.7%, reflecting the difficult capital market conditions.

The productivity ratio (or expense-to-revenue ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. See page 85.
The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses. See page 85.
Contribution to Non-Interest Expense Growth (%)

For the year ended October 31	2008	2007	2006

Businesses acquired (sold)	1.1	0.7	(3.1)
Restructuring charge	(2.5)	2.5	–
Currency translation effect	(1.4)	(0.9)	(1.6)
Performance-based compensation	0.3	(0.7)	0.6
Other factors	6.9	2.3	4.4

Total non-interest expense growth	4.4	3.9	0.3

Non-Interest Expense ($ millions)

				Change from 2007
For the year ended October 31	2008	2007	2006	$	%

Performance-based compensation	1,297	1,275	1,322	22	2
Other employee compensation	2,679	2,550	2,502	129	5

Total employee compensation	3,976	3,825	3,824	151	4
Premises and equipment	1,382	1,303	1,211	79	6
Restructuring charge	(8)	159	–	(167)	(+100)
Other	1,502	1,268	1,274	234	18
Amortization of intangible assets	42	46	44	(4)	(9)

Total	6,894	6,601	6,353	293	4

Expenses and Annual Expense Growth	Productivity Ratio by Group (teb) (%)

Higer front-line staffing and compliance projects drove the expense increase.	Better productivity in P&C Canada and BMO CM drove improved BMO productivity.

          BMO’s cash productivity ratio was 67.1%, a 300 basis point improvement from 70.1% in 2007, largely due to the lower amount of notable items charged to revenue in 2008.
          Examples of initiatives to enhance productivity are outlined in the 2008 Review of Operating Groups Performance, which starts on page 44. Our medium-term goal is to achieve average annual cash operating leverage of at least 2%, increasing revenues each year by an average of at least two percentage points more than the rate of cash-based expense growth. We plan to achieve this by driving revenues through an increased customer focus and ongoing expense management, and by working to create greater efficiency and effectiveness in all support functions, groups and business processes that support the front line.

42 | BMO Financial Group 191st Annual Report 2008

Provision for Income Taxes
The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 25 on page 142 of the financial statements.
          In 2008, we discontinued reporting on a taxable equivalent basis when reporting consolidated results, as explained further on pages 38 and 85. However, we continue to assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and to report their results accordingly.
          The recovery of income taxes was $71 million in 2008, compared with income taxes of $189 million charged against earnings in 2007. The effective tax rate in 2008 was a recovery rate of 3.6%, compared with a tax expense rate of 7.9% in 2007. The low effective rate is mainly attributable to the recovery of prior-period income taxes and a higher proportion of income from lower-tax-rate jurisdictions. Excluding the impact of the notable items listed on page 36, tax recoveries and a higher proportion of income from lower-tax-rate jurisdictions, the effective rate for fiscal 2008 would be in our expected sustainable range of 16% to 20%. The components of variances between the effective and statutory Canadian tax rates are outlined in Note 25 on page 142 of the financial statements.
          The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior-period income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate. Our current estimate is that the sustainable effective tax rate for 2009 will be between 16% and 20% due to statutory rate reductions.
          BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the investments in U.S. operations has given rise to income tax recoveries in shareholders’ equity of $881 million for the year, compared with a $575 million income tax charge in 2007. Refer to the Consolidated Statement of Changes in Shareholders’ Equity on page 106 of the financial statements for further details.
          Table 8 on page 93 details the $431 million of total net government levies and income tax recovery incurred by BMO in 2008. The reduction in 2008 was primarily due to income tax recoveries on the hedging loss.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers. A select suite of customer loan and mortgage products is offered to our employees at rates normally accorded to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.
          Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are discussed in Note 28 on page 146 of the financial statements.

The foregoing Provision for Credit Losses, Non-Interest Expense and Provision for Income Taxes sections and the following 2008 Review of Operating Groups Performance and Quarterly Earnings Trends sections of this Annual Report contain certain forward-looking statements, in particular regarding our outlook for certain aspects of the Canadian and U.S. business environments in 2009, effective income tax rates and our strategies and priorities for 2009. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 30 of this Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.
BMO Financial Group 191st Annual Report 2008 | 43

MANAGEMENT’S DISCUSSION AND ANALYSIS
2008 Review of Operating Groups Performance

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, visions, strategies, strengths, challenges, key value drivers, achievements and outlooks.
Personal and Commercial Banking (P&C) (pages 45 to 51)
Net income was $1,416 million in 2008, an increase of $33 million or 2% from 2007.
Private Client Group (PCG) (pages 52 to 54)
Net income was $395 million in 2008, unchanged from 2007.
BMO Capital Markets (BMO CM) (pages 55 to 57)
Net income was $692 million in 2008, an increase of $275 million or 66% from 2007.
Corporate Services, including Technology and Operations (page 58)
The net loss was $525 million in 2008, compared with a net loss of $64 million in 2007.
The basis for the allocation of results geographically and among operating groups is outlined in Note 27 on page 144 of the financial statements. Certain prior-year data has been restated, as explained on page 25.

Net Income by Operating Group	Net Income by Country

BMO CM results improved and Corporate Services results reflect higher provisions for credit losses.	Higher provisions for credit losses reduced the contribution from the United States in 2008.

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location
($ millions, except as noted)

	Personal and Commercial			Private			BMO			Corporate Services, including			Total
	Banking			Client Group			Capital Markets			Technology and Operations			Consolidated

For the year ended
October 31	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	59.1	60.5	54.9	20.2	21.9	19.0	23.6	21.1	27.8	(2.9)	(3.5)	(1.7)	100	100	100
Expenses	52.1	50.6	51.1	21.4	21.9	21.5	25.4	23.8	25.4	1.1	3.7	2.0	100	100	100
Net income	71.6	64.9	48.0	20.0	18.5	12.8	35.0	19.6	32.0	(26.6)	(3.0)	7.2	100	100	100
Average assets	38.4	39.6	44.1	2.1	2.0	2.1	58.8	57.4	52.3	0.7	1.0	1.5	100	100	100

Total Revenue
Canada	4,904	4,598	4,455	1,818	1,781	1,612	1,148	1,402	1,390	(257)	(323)	(143)	7,613	7,458	7,314
United States	990	908	905	219	264	276	1,217	492	1,309	(135)	(152)	(134)	2,291	1,512	2,356
Other countries	133	146	125	30	7	6	47	75	81	91	151	103	301	379	315

	6,027	5,652	5,485	2,067	2,052	1,894	2,412	1,969	2,780	(301)	(324)	(174)	10,205	9,349	9,985

Total Expenses
Canada	2,769	2,637	2,560	1,224	1,180	1,088	884	740	780	134	231	98	5,011	4,788	4,526
United States	802	693	678	237	265	274	740	689	715	(69)	9	28	1,710	1,656	1,695
Other countries	21	7	9	16	1	1	128	145	117	8	4	5	173	157	132

	3,592	3,337	3,247	1,477	1,446	1,363	1,752	1,574	1,612	73	244	131	6,894	6,601	6,353

Net Income
Canada	1,204	1,080	1,027	389	390	333	399	527	506	16	(54)	128	2,008	1,943	1,994
United States	96	116	117	(10)	–	2	296	(71)	352	(566)	(109)	—	(184)	(64)	471
Other countries	116	187	133	16	5	6	(3)	(39)	(6)	25	99	65	154	252	198

	1,416	1,383	1,277	395	395	341	692	417	852	(525)	(64)	193	1,978	2,131	2,663

Average Assets
Canada	125,391	118,748	113,901	5,778	4,787	4,160	105,454	94,125	74,284	(128)	(1,088)	(416)	236,495	216,572	191,929
United States	26,924	23,477	21,890	2,385	2,299	2,379	97,054	80,580	61,220	2,897	4,794	4,828	129,260	111,150	90,317
Other countries	372	416	463	74	5	6	31,365	32,379	26,307	43	53	109	31,854	32,853	26,885

	152,687	142,641	136,254	8,237	7,091	6,545	233,873	207,084	161,811	2,812	3,759	4,521	397,609	360,575	309,131

44 | BMO Financial Group 191st Annual Report 2008

Personal and Commercial Banking
Personal and Commercial Banking net income was $1,416 million in 2008, up $33 million or 2% from a year ago. Personal and Commercial Banking (P&C) combines our two retail and business banking operating segments, Personal and Commercial Banking
Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking (Canadian $ in millions, except as noted)

	P&C					P&C Canada					P&C U.S.

				Change					Change					Change
	Fiscal	Fiscal	Fiscal	from 2007		Fiscal	Fiscal	Fiscal	from 2007		Fiscal	Fiscal	Fiscal	from 2007
As at or for the year ended October 31	2008	2007	2006	$	%	2008	2007	2006	$	%	2008	2007	2006	$	%

Net interest income (teb)	3,984	3,796	3,680	188	5	3,236	3,066	2,941	170	6	748	730	739	18	3
Non-interest revenue	2,043	1,856	1,805	187	10	1,801	1,678	1,639	123	7	242	178	166	64	36

Total revenue (teb)	6,027	5,652	5,485	375	7	5,037	4,744	4,580	293	6	990	908	905	82	9
Provision for credit losses	384	358	344	26	7	341	323	314	18	6	43	35	30	8	23
Non-interest expense	3,592	3,337	3,247	255	8	2,790	2,644	2,569	146	6	802	693	678	109	16

Income before income taxes and non-controlling interest in subsidiaries	2,051	1,957	1,894	94	5	1,906	1,777	1,697	129	7	145	180	197	(35)	(19)
Income taxes (teb)	635	574	617	61	11	586	510	537	76	15	49	64	80	(15)	(23)

Net income	1,416	1,383	1,277	33	2	1,320	1,267	1,160	53	4	96	116	117	(20)	(17)

Amortization of intangible assets (after tax)	30	33	31	(3)	(10)	2	8	7	(6)	(69)	28	25	24	3	12

Cash net income	1,446	1,416	1,308	30	2	1,322	1,275	1,167	47	4	124	141	141	(17)	(12)

Net economic profit	678	692	653	(14)	(2)
Return on equity (%)	20.0	20.8	20.9		(0.8)
Cash return on equity (%)	20.4	21.3	21.4		(0.9)
Cash operating leverage (%)	(1.1)	0.3	1.0		nm	0.4	0.7	1.7		nm	(7.0)	(1.7)	(2.4)		nm
Productivity ratio (teb) (%)	59.6	59.0	59.2		0.6	55.4	55.7	56.1		(0.3)	81.0	76.3	74.9		4.7
Cash productivity ratio (teb) (%)	59.0	58.4	58.5		0.6	55.3	55.6	56.0		(0.3)	77.5	72.8	71.6		4.7
Net interest margin on earning assets (%)	2.72	2.77	2.82		(0.05)	2.67	2.66	2.66		0.01	3.00	3.37	3.67		(0.37)
Average common equity	6,849	6,461	5,994	388	6
Average earning assets	146,294	136,805	130,576	9,489	7	121,381	115,147	110,433	6,234	5	24,913	21,658	20,143	3,255	15
Average loans and acceptances	144,067	136,907	130,937	7,160	5	122,156	116,033	111,499	6,123	5	21,911	20,874	19,437	1,037	5
Average deposits	66,672	64,752	61,980	1,920	3	47,407	45,966	43,998	1,441	3	19,265	18,786	17,982	479	3
Assets under administration	37,122	33,258	14,978	3,864	12	23,502	14,160	12,741	9,342	66	13,620	19,098	2,237	(5,478)	(29)
Full-time equivalent staff	20,697	20,294	19,353	403	2	16,549	16,734	15,825	(185)	(1)	4,148	3,560	3,528	588	17

nm – not meaningful
P&C U.S. Selected Financial Data (US$ in millions)

As at or for the year ended October 31

Total revenue											959	833	799	126	15
Non-interest expense											773	634	599	139	22
Net income											95	107	104	(12)	(11)
Cash net income											121	130	125	(9)	(7)
Average earning assets											24,103	19,855	17,797	4,248	21
Average loans and acceptances											21,203	19,136	17,175	2,067	11
Average deposits											18,657	17,218	15,885	1,439	8

BMO Financial Group 191st Annual Report 2008 | 45

MANAGEMENT’S DISCUSSION AND ANALYSIS
Personal and Commercial Banking Canada (P&C Canada)

Who We Are
We serve more than seven million customers. Working in partnership with other BMO businesses, we offer a full range of products and services. These include solutions for everyday banking, financing, investing, credit cards and insurance as well as a full suite of integrated commercial and capital markets products and financial advisory services. P&C Canada manages an integrated national network of BMO Bank of Montreal branches, telephone banking, online banking, mortgage specialists, financial planners and more than 2,000 automated banking machines.

“We are committed to
making sure that every time
a customer interacts
with us, their experience
is a great one.”

FRANK TECHAR
PRESIDENT AND CHIEF EXECUTIVE
OFFICER, PERSONAL AND
COMMERCIAL BANKING CANADA
Strengths and Value Drivers
•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $5 million and below.
•	Superior risk management that provides our customers with consistent access to financing solutions in all economic conditions.
•	Comprehensive range of everyday banking and payment capabilities, combined with our AIR MILES customer loyalty program.
•	Competitive electronic transaction processing business through Moneris Solutions, which serves approximately 40% of the Canadian market.
•	Integrated technology platform and customer data management capabilities that support our effective sales and service model.
•	Effective performance management system, encompassing planning, tracking, assessment and coaching.
Challenges
•	Global credit environment has materially increased funding costs.
•	Increased pace of change and innovation provides customers with easy access to an expanding array of alternative products and services.
•	Strong competition for deposit accounts is pressuring deposit margins and customer retention.
•	Competition to attract and retain highly qualified employees has increased in high-growth sectors and regions.
•	Demand continues to grow for resources to meet regulatory, compliance, information security and fraud management requirements.
Our Lines of Business

Personal Banking provides financial solutions for everyday banking, financing, investing and insurance needs. We serve approximately 20% of Canadian households. Our national integrated multi-channel sales and distribution network offers customers convenience and choice in meeting their banking needs.
Commercial Banking provides our small business, medium-sized enterprise and mid-market banking clients with a broad range of banking products and services. We offer a full suite of integrated commercial and capital markets products and financial advisory services.
Cards and Payments Services provides flexible, secure payment options to our customers. We are the largest MasterCard issuer in Canada.

VISION
To be the bank that defines great customer experience.
PATH TO DIFFERENTIATION
•	Excel at sales leadership and performance management.
•	Leverage customer insights to develop offers and drive marketing program results.
•	Focus investments and allocate resources to capitalize on highest-value sales and distribution opportunities.
•	Redesign core processes and leverage technology to improve the customer experience, free up front-line capacity and reduce operating costs.
•	Build best-in-class human resources capabilities and develop strong line leaders.
STRATEGIES
We will succeed in the Canadian market through the quality and consistency of our customer experience and through the productivity of our sales and distribution network. Our main strategies are:
•	In personal banking, deliver a differentiated customer experience and further enhance the performance management system.
•	In commercial banking, enhance the quality and consistency of the customer experience for commercial and small business customer segments by focusing on the needs of the customer and embedding a strong performance management discipline.
•	Further leverage our successful credit card product offering to provide the right choices by understanding and addressing the needs of customer segments.

Key Performance Metrics and Drivers	2008	2007	2006

Personal banking, insurance and other revenue ($ millions)	2,565	2,464	2,370
Personal loan growth (%) (1)	5.0	4.3	10.9
Personal deposit growth (%)	1.1	0.3	0.4

Commercial banking revenue ($ millions)	1,364	1,351	1,274
Commercial loan growth (%) (1)	9.5	8.1	6.4
Commercial deposit growth (%)	5.6	10.0	7.6

Cards revenue ($ millions)	1,108	929	936
Cards loan growth (%)	13.8	12.0	7.0

Operating leverage (%)	0.7	0.7	1.8
Revenue growth (%)	6.2	3.6	6.0
Employee engagement index (%) (2)	73	75	73

(1)	Includes consumer loans, mortgages, acceptances and securitized loans.
(2)	Source: BMO’s Annual Employee Survey, conducted by Burke Inc., an independent research company.

46 | BMO Financial Group 191st Annual Report 2008

Loans* and Loan Growth (includes acceptances and securitized loans)	Deposits* and Deposit Growth	Cash Productivity Ratio and Revenue Growth	Net Income Growth and Return on Equity (ROE)

Loan growth was driven by consumer loans. *Loans on balance sheet were $122 billion, $116 billion and $111 billion in 2008, 2007 and 2006.	Deposit growth was fuelled by commercial deposits. *Including PCG term balances, total deposits were $86 billion, $82 billion and $79 billion in 2008, 2007 and 2006.	There was a slight productivity improvement as revenue growth exceeded expense growth.	Revenue growth drove higher net income and ROE.

2008 Group Objectives and Achievements
Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	We’ve created a customer-focused mindset across the organization. We have a sharper focus on the customer experience, with well-defined standards that promote specific, consistent front-line behaviours. Our customer loyalty continues to improve, our customer base is growing and we are strengthening our customer relationships.
Further improve our performance management systems to deliver stronger revenue growth and greater customer loyalty.
•	We have brought greater rigour to performance management in a clear, concise and simple way. Scorecards have been introduced at the individual level so that all employees understand their role in achieving the organization’s goals, and all customer-facing employees are held accountable for financial success and improving the customer experience.
Launch attractive and compelling customer offers that drive results.
•	We are bringing new offerings to market faster and we’re becoming more visible in the marketplace. We introduced a number of compelling new offerings, including AIR MILES reward miles on Debit, the new Shell Mosaik MasterCard and the Mosaik Gold AIR MILES MasterCard. HomeOwner Readiline has been an important part of our personal loan growth.
Continue to invest in our sales and distribution network so we have the best opportunities to attract more business.
•	We continued to invest in our sales and distribution network, with better site selection, timing and execution for our entry into new markets. We opened 16 branches in high-growth areas, redeveloped 19 branches and renovated 15 others.
Redesign core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.
•	We have been systematically identifying opportunities to improve our customers’ experience with BMO, updating our processes to make them more customer-friendly, reducing cycle time and improving our customer satisfaction levels.
•	We simplified our account opening process, making it quicker and more efficient for the customer and allowing us to focus more of our time on value-added conversations.
•	Through an end-to-end review of our lending process, we improved the effectiveness of booking lending products through our direct channel.

2009 Group Objectives
•	Continue to enhance the customer experience and create a differentiated position in the Canadian market.
•	Leverage improvements in our performance management system to deliver stronger revenue growth and greater customer loyalty.
•	Launch attractive and compelling new offerings that drive results.
•	Improve productivity of our sales and distribution network.
•	Redesign core processes and technologies to achieve a high-quality customer experience, create capacity for customer-facing employees and reduce costs.

BMO Financial Group 191st Annual Report 2008 | 47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Canadian Business Environment and Outlook
Weakening employment rates, unsettled financial markets and the effects of a global economic downturn characterized the Canadian business environment in 2008. While domestic economic activity, on balance, has been stronger in Canada than in the United States, growth is expected to slow. Meanwhile, residential mortgage balances continued to grow in 2008, despite a softer housing market. Personal deposit growth in 2008 reflected an upturn in disposable income early in the year, a slightly higher savings rate and marked aversion to risk among investors. In commercial banking, robust business activity early in the year contributed to growth in business loans, while there was easing in commercial deposit growth.
          Looking forward to 2009, we anticipate weak business growth. In personal banking, declining rates of growth in employment and income are likely to dampen growth in personal deposits, personal loans and credit card loans. The residential real estate market is expected to moderate as housing starts decline and new home prices soften. Residential mortgage growth is likely to slow as a result. In commercial banking, non-residential mortgages and business loans will likely fall sharply from 2008 levels as North American economic growth slows, while business deposit growth is also expected to moderate.

P&C Canada Financial Results
P&C Canada net income was $1,320 million, up $53 million or 4% from a year ago. Net income in 2007 was increased $52 million by the net impact of: a $107 million ($83 million after tax) gain on the sale of MasterCard shares, a $57 million recovery of prior-year income taxes, a $26 million ($23 million after tax) insurance gain and a $14 million ($9 million after tax) gain on an investment security, less a $185 million ($120 million after tax) adjustment to increase the liability for future redemptions related to our customer loyalty rewards program in our credit card business. Excluding the impact of the above items, net income increased $105 million or 9%.
          Revenue increased $293 million or 6% to $5,037 million. Excluding the impact of the applicable items above, revenue grew by $255 million or 5%.
          In our personal banking business, revenue increased $101 million or 4%. Adjusted for the $26 million insurance gain in 2007, revenue increased $127 million or 5%. The increase was driven by volume growth in personal loans, branch-originated mortgages and personal deposits, favourable product mix, higher securitization revenue and one extra day in 2008, partially offset by lower mortgage refinancing fees and lower insurance revenue.
          In our commercial banking segment, revenue increased $13 million or 1%. Adjusted for the 2007 gain on an investment security, revenue increased $27 million or 2%. The increase was attributable to volume growth, partially offset by net investment securities losses in 2008 and the impact of increased funding costs.
          Cards and payment services revenue increased $179 million or 19%. Adjusted for the $78 million net impact of the gain on the sale of MasterCard shares and the increase in the liability for our customer loyalty rewards program, revenue increased $101 million or 10%. The increase was attributable to growth in credit card transactions and accelerating balance growth, as well as higher Moneris revenues. Moneris is our 50% owned joint venture and one of North America’s leading processors of debit and credit payment transactions.
          During the year, we entered into an agreement to transfer the liability associated with our credit card customer loyalty rewards program to Loyalty Management Group Canada Inc. (LMGCI), our associate in the AIR MILES Reward Miles program. There was no significant gain on the transfer. In addition, we have renegotiated and extended the terms of our agreement with LMGCI for the issuance of AIR MILES reward miles. Under the terms of the agreement, we no longer retain a liability for future AIR MILES reward miles redemptions and as a result no longer have exposure to changing redemption patterns. We have incurred a negligible change in run-rate costs as a result of the agreement.
          P&C Canada’s overall net interest margin was 2.67%, 1 basis point higher than in the prior year, as better volumes in more profitable products were offset by increased funding costs.
          Non-interest expense was $2,790 million, up $146 million or 6% from 2007 due to initiatives spending, including expansion and renovation of the branch network and debit and credit card chip technology, as well as higher operating costs and higher Moneris expenses. Our cash productivity ratio improved by 30 basis points from 2007 to 55.3%, as revenue growth exceeded expense growth.

48 | BMO Financial Group 191st Annual Report 2008

Personal and Commercial Banking U.S. (P&C U.S.)

Who We Are
“We are here to help” – serving more than 1.2 million customers and working together with other Harris and BMO businesses in select U.S. Midwest markets. We respond to their needs in the way they prefer – online, in person or over the phone. Our emphasis on being an active part of the community allows us to use our local knowledge, specialized sales force and integrated distribution network of over 280 branches, our call centre, online banking and more than 640 automated banking machines to effectively deliver the highest level of service to our customers.

“We provide the help that enables our customers to have confidence in their financial decisions.”
ELLEN COSTELLO PRESIDENT AND CHIEF EXECUTIVE OFFICER HARRIS FINANCIAL CORP.
Strengths and Value Drivers
•	A rich heritage of over 125 years across the U.S. Midwest with the established Harris brand and a commitment to service excellence.

•	Strong market coverage, with over 280 branches conveniently located in communities in the Chicago area, Indiana and Wisconsin, allowing our customers to conduct transactions at any location as well as online and through our call centre.

•	Deep relationships with local communities, businesses and leaders.

•	A community banking business approach focused on delivering a differentiated customer experience, with competitive product offerings, an effective distribution network, including our call centre, online banking and ABMs, and strong sales management and marketing capabilities.

•	Opportunity to leverage the capabilities and scale of BMO Financial Group while emphasizing local authority, accountability, knowledge and commitment.
Challenges
•	The economic environment is very difficult, with contracting credit markets, a changing regulatory environment and persistent uncertainty over the strength of the overall economy.

•	Chicago-area market dynamics remain intensely competitive within a consolidating U.S. marketplace as banks compete aggressively on price to achieve deposit growth.
Our Lines of Business
P&C U.S. offers a full range of products and services to consumers and businesses, including deposit and investment services, mortgages, consumer credit, business lending, cash management and other banking services.
VISION
To be the bank that defines great customer experience.
PATH TO DIFFERENTIATION
•	A culture focused on being helpful to customers in unexpected ways and providing customers with the information and proactive guidance they need to make the right financial decisions and feel confident about choosing Harris as their financial services provider.

•	Strong, dynamic leaders with the knowledge, relationships, skills and authority to act decisively and responsibly.

•	Ongoing training and coaching philosophy that develops the capabilities of our front-line sales and service employees to exceed expectations.

•	A disciplined and transparent performance management system, aligned with our objectives, that rewards top performers and motivates underperformers.

•	Highly effective community outreach and targeted marketing that combines strong, centralized expertise with local market insight.
STRATEGIES
•	Deliver a differentiated customer experience, being helpful in unexpected ways and responsive to evolving customer needs and preferences.

•	Deliver an integrated and differentiated experience for our customers with wealth management needs, in partnership with Private Client Group.

•	Grow our commercial businesses and become the leading player in our markets through aggressively building our capabilities and strengthening our focus on this segment.

•	Continue to expand our distribution network through a combination of acquisitions and organic expansion, taking advantage of recent market and industry events.

•	Improve productivity through a performance-driven culture, putting the best people in key positions with clear accountabilities for results.

Key Performance Metrics and Drivers	2008	2007	2006
Average US$ loan growth (%)	10.8	11.4	15.2
Average US$ deposit growth (%)	8.4	8.4	3.4
Cash operating leverage (%)	(7.0)	(1.7)	(2.4)
Number of branches	281	232	202
Employee engagement index (1)	74	72	69
Retail Net Promoter Score (2)	42	41	39

(1)	Source: BMO’s Annual Employee Survey, conducted by Burke Inc., an independent research company.

(2)	A measure of the strength of customer loyalty.

BMO Financial Group 191st Annual Report 2008 | 49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Loans and Loan Growth	Deposits and Deposit Growth	Retail Net Promoter Score	Number of Branches

Loan growth has moderated in a softer real estate market.	Deposit growth reflects increases in both personal and commercial deposits.	Customer loyalty continued to strengthen.	The acquisitions of Merchants and Ozaukee added significantly to our branch network.

2008 Group Objectives and Achievements
Improve financial performance by growing revenue and effectively managing costs.
•	Revenues increased by 15%; however, cash productivity excluding integration costs deteriorated 370 bps, reflecting the challenging economic and competitive environment.
Continue to refine our customer experience, providing excellent service to retain existing customers, expand our relationships and attract new business.
•	Continued to increase our retail Net Promoter Score, from 41 to 42, while the average scores of both network banks and community banks declined.

•	Increased referral volumes by 27% under One Harris, a program to encourage the sale of products across all lines of business.

•	Launched customer experience standards to better define and deliver great customer experience.
Improve sales force productivity across all our lines of business.
•	Internal referrals per service representative increased 21% year over year.

•	Commercial mid-market closed loans increased 62% year over year.
Expand our commercial sales force in Chicago and surrounding areas.
•	Added more than 40 new hires to business banking.

•	Grew our commercial mid-market client count by 6% in a flat market.
Continue our expansion in the U.S. Midwest.
•	Completed the integration of our Wisconsin acquisitions, increasing our branch count to over 280.

•	Both one-time integration costs and operating expense efficiencies expected to be superior to original business case.
2009 Group Objectives
•	Improve financial performance by growing revenue and effectively managing costs.

•	Continue to leverage our leadership position in the Chicago area and increase our presence and visibility in all other markets where we compete.

•	Deliver a differentiated customer experience that fosters customer advocacy, as measured by our retail Net Promoter Score.

50 | BMO Financial Group 191st Annual Report 2008

U.S. Business Environment and Outlook
Chicago’s financial services marketplace remains one of the most fragmented in the United States, encompassing more than 250 banks. Harris and the two other largest banks have together held 25% to 30% of the personal and commercial deposit market since 1997. The Chicago area remains a highly contested market because of its fragmentation and the growth opportunities it presents. Competitors are attempting to capture market share through acquisitions, aggressive pricing and significantly increased brand marketing. Bank of America’s acquisition of LaSalle Bank, J.P. Morgan Chase’s acquisition of Washington Mutual and PNC’s acquisition of National City will shift the competitive dynamic by further consolidating the market.
          We expect the local Chicago economy and credit markets to remain weak in 2009, consistent with the broader U.S. economy. The implementation of tighter lending practices and declining home prices will likely continue to dampen demand for residential mortgages and home equity loans. The level of consumer spending remains low and is at risk of weakening further if home prices continue to decline.
          In 2009, we plan to continue to grow our distribution network through organic expansion and possible acquisitions, opportunistically taking advantage of the current market disruption. We will strive to improve our financial performance by focusing on revenue growth and effectively managing costs. By building our business around enduring client relationships, we expect to continue to enhance our reputation as a high-quality, client-focused bank.

P&C U.S. Financial Results
P&C U.S. net income was $96 million in 2008, a $20 million or 17% decline from 2007. On a U.S. dollar basis, net income decreased $12 million or 11%. The remainder of this discussion is on a U.S. dollar basis.
          Revenue increased $126 million or 15% to $959 million. The increase was largely driven by acquisitions ($51 million) and the gain on sale of a portion of our investment in Visa upon its successful initial public offering (IPO) ($38 million). The remaining increase reflected volume and deposit spread improvement as well as stronger fee revenues, partially offset by the impact of difficulties in credit markets.
          Net interest margin fell 37 basis points, largely due to the 22 basis point impact of a transfer of a portfolio from Corporate Services, higher levels of non-performing loans and the highly competitive environment. The overall decline in net interest margin was mitigated by pricing actions in certain loan and deposit categories.
          Non-interest expense increased $139 million or 22% to $773 million. Excluding a Visa litigation reserve of $24 million related to the IPO and operating and integration costs of acquired businesses of $55 million, expense increased $60 million or 9.5%. The remaining increase reflected our continued targeted investment and expansion efforts, including the cost of previously committed new branches, sales force expansion and advertising, increased costs related to the difficult credit market environment and costs associated with higher business volumes. These factors were partially offset by the impact of our expense management initiatives.
          The P&C U.S. cash productivity ratio deteriorated by 470 basis points to 77.5%. Excluding acquisition integration costs of $23 million, the cash productivity ratio was 75.1%.

BMO Financial Group 191st Annual Report 2008 | 51

MANAGEMENT’S DISCUSSION AND ANALYSIS
Private Client Group (PCG)

Who We Are
Private Client Group brings together all of BMO Financial Group’s wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service and online brokerage in Canada, and private banking and investment products in Canada and the United States.

“We are defining great client experience in the wealth management industry by simplifying financial matters, creating innovative solutions and providing personalized, expert advice.”
GILLES OUELLETTE PRESIDENT AND CHIEF EXECUTIVE OFFICER PRIVATE CLIENT GROUP
Strengths and Value Drivers
•	Prestige, recognition and trust of the BMO, BMO Nesbitt Burns and Harris brands.

•	Strong national presence in Canada.

•	Strategic presence in the Chicago area and select high-growth wealth management markets across the United States.

•	Full range of award-winning client offerings and industry-recognized leadership in client service.

•	Access to BMO’s broad client base and distribution network in Canada and the United States.
Challenges
•	Sensitivity to financial markets and a changing regulatory environment.

•	Accelerating growth and improving performance in a consolidating U.S. wealth management marketplace.

•	Adding to our first-class sales force in an extremely competitive market.
Our Lines of Business
Full-Service Investing offers a comprehensive range of investment and wealth advisory services through BMO Nesbitt Burns. We are focused on becoming the top-performing full-service brokerage firm in North America. BMO Nesbitt Burns drives investment growth by leveraging our high level of client satisfaction, the strength and breadth of our product offerings and our performance-driven culture.

VISION
To be the wealth management solutions provider that defines great customer experience, helping our clients to accumulate, protect and grow their assets.
PATH TO DIFFERENTIATION
•	Deliver an exceptional client experience and simplify complex financial matters.

•	Collaborate effectively within PCG and across BMO Financial Group.

•	Attract, develop and retain superior talent.
STRATEGIES
We will succeed by delivering an exceptional client experience that meets our clients’ wealth management needs and by continuing to improve the productivity of our sales forces through:
•	Providing best-in-class wealth management solutions with a focus on helping our clients invest and plan for their retirement years.

•	Enhancing our business models and investing selectively to create incremental value.

•	Building a culture of innovation.

Key Performance Metrics and Drivers	2008	2007	2006
Increase (decrease) in assets under management (%) (1) (2)	(16.2)	9.0	14.1
Increase (decrease) in assets under management, assets under administration and term deposits (%) (1) (2) (3)	(9.7)	7.4	12.9
Increase (decrease) in full-time employees (%) (4)	4.2	3.9	(0.9)

(1)	Excludes the impact of changes in the Canadian/U.S. dollar exchange rate.

(2)	Excludes the impact of the transfer of institutional trust and custody assets to P&C U.S. in 2007.

(3)	Historical figures have been adjusted for a reclassification of assets under administration to assets under management and for an increase in assets under administration to reflect a change in valuation.

(4)	Excludes businesses sold/transferred: Harrisdirect, Retirement Plan Services, Harris Insight Funds.

Online Brokerage operates as BMO InvestorLine in Canada, providing self-directed investors with the ability to plan, research and manage their investing decisions in their own way. We are focused on providing a superior client experience, understanding and anticipating our clients’ investing needs and helping them to be financially successful. By providing an innovative and comprehensive online offering to key client segments, we will acquire new clients as well as increase investing activity among existing clients.
North American Private Banking operates as BMO Harris Private Banking in Canada and Harris Private Bank in the United States. We are focused on capitalizing on our comprehensive wealth management capabilities and continuing to build our integrated value proposition, which delivers a unique client experience to the high and ultra-high net worth client segments, with offerings ranging from specific individual solutions to complex team-based wealth management strategies.
Investment Products consists of Retail Investment Products and BMO Asset Management. Retail Investment Products includes BMO Mutual Funds, BMO Guardian and BMO Term Investments. We help our clients build a confident future by providing trusted, long-term investment solutions, by understanding our clients, competitors and industry and by having a robust multi-channel distribution capability. BMO Mutual Funds offers a targeted, comprehensive product line and supports specialized life stage advice for key Canadian client segments. BMO Guardian provides investment products and services delivered to retail investors through financial intermediaries –primarily the advisory channel. BMO Term Investments is focused on providing innovative principal-protected solutions and advice to the retail investment market. BMO Asset Management, which includes Jones Heward Investment Counsel and HIM Monegy in Toronto, Harris Investment Management in Chicago and Pyrford International in London, U.K., is focused on providing Monegy institutional and retail investment management solutions to external and internal clients.
52 | BMO Financial Group 191st Annual Report 2008

Assets under Management and Administration including Term Deposits ($ billions)	Cash Productivity Ratio (%)	Net Income and Return on Equity	2008 Revenue by Line of Business (%)

Assets decreased 9.7%, excluding the impact of the stronger U.S. dollar, reflecting softer market conditions.	Cash productivity rose to 71.2%, but excluding notable items was stable at 70.2%, as we balanced investing for the future with revenue challenges in the current market environment.	Net income was $414 million, excluding notable items, up from record results a year ago in a difficult market environment.	U.S. wealth management represented 12%, excluding notable items, of total Private Client Group revenues.

2008 Group Objectives and Achievements
Enhance the client experience by streamlining our processes and providing enhanced tools and solutions designed to assist our clients in achieving their financial goals.
•	Continued to invest in an Investment Advisor technology platform to drive operational efficiencies and support increased client satisfaction and sales force productivity.

•	Invested in a new financial planning software tool to provide an enterprise-wide common technology platform supporting the delivery of an exceptional client experience.
Satisfy our clients’ needs by continuing our high level of internal collaboration and referrals.
•	Our Canadian and U.S. sales forces delivered consistently strong referral volumes that were above the high levels attained in the previous year.

•	Continued to partner with P&C Canada and P&C U.S. to identify opportunities to better align the complexity of clients’ needs with the appropriate solutions.

•	In partnership with P&C U.S., launched six new wealth branches in the Chicago area which combine traditional retail banking with wealth services.
Expand our sales force and innovate within sales channels to drive revenue growth.
•	PCG increased full-time equivalent staff by 173 in 2008, the majority in sales and sales support roles.
–	Full-Service Investing added Investment Advisors and related support staff.

–	BMO InvestorLine added call centre and sales staff to support the retail branches.

–	BMO Harris Private Banking added Private Wealth Consultants, Investment Counsellors and Private Bankers as well as sales support staff.
•	Partnered with P&C Canada to expand the retail investment sales force in select markets.
Other Achievements
•	For the second consecutive year, BMO Mutual Funds was awarded the Dalbar, Inc. Mutual Fund Service Award for best overall customer service in the English and French language categories.

•	BMO InvestorLine was recognized as Canada’s fastest online brokerage web site by Gómez Canada and was named the number one bank-owned online brokerage in The Globe and Mail‘s 10th annual online brokerage ranking.

•	Four funds managed by Private Client Group received a 2008 Lipper Award, recognizing excellence in fund performance: BMO Resource Fund, BMO Dividend Fund, BMO Guardian Global Technology Fund and Phoenix Insight Value Equity Fund (sub-advised by Harris Investment Management).

•	BMO Guardian won the 2007 Canadian Investment Award for its Science and Technology Equity Fund.

•	Completed the purchase of Pyrford International plc, a United Kingdom-based institutional asset manager, expanding the group’s international asset management capabilities outside of North America.

•	Announced an agreement with Phoenix Companies, Inc. under which Harris would take an equity position in Virtus Investment Partners, Inc., Phoenix’s wholly owned asset management subsidiary, to further expand PCG’s asset management capabilities.

2009 Group Objectives
•	Satisfy our clients’ needs by continuing our high level of internal collaboration and referrals.

•	Expand our sales force and improve its productivity to drive revenue growth.

•	Innovate within sales channels and enhance products and solutions to satisfy clients’ needs.

BMO Financial Group 191st Annual Report 2008 | 53

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Environment and Outlook
Canadian and U.S. stock markets declined through 2008 and experienced significant volatility at the end of the year. Accordingly, the overall investment climate was unfavourable for much of the year. This translated into a decline in client assets and an increase in cash holdings as clients waited for markets to stabilize.
          We expect the Canadian economy to recover modestly in the latter half of 2009 and the U.S. economy to continue contracting in the first half before improving slightly as housing markets stabilize and credit conditions ease. Recent difficulties in credit markets and weakness in the U.S. housing market will likely contribute to continued volatility in equity markets.
          Despite the current market volatility, the North American wealth management industry remains an attractive business over the long term, with the high net worth and aging baby boomer segments becoming increasingly significant.

Private Client Group Financial Results
Private Client Group net income of $395 million matched the record results of 2007. Current year results included $31 million ($19 million after tax) of charges associated with actions taken to support U.S. clients in the difficult capital markets environment. Adjusting for the impact of the charges, net income increased $19 million or 5% to $414 million in a challenging economic environment.
          Revenue of $2,067 million increased $15 million or 1% and $46 million or 2%, excluding the impact of the charges. Net interest income increased $59 million or 9%, primarily due to higher deposit balances in the brokerage businesses and term investment products. Non-interest revenue decreased $44 million or 3%, and $13 million or 1% adjusted for the charges, primarily due to lower commission revenue in the brokerage businesses. This was partially offset by higher trust and investment revenue in North American Private Banking. Effective December 1, 2007, BMO Mutual Funds began absorbing the operating expenses of its funds in return for a fixed administration fee. This had the effect of increasing both non-interest revenue and expenses. The weaker U.S. dollar reduced revenue growth by $19 million or 1 percentage point.
          Non-interest expense of $1,477 million increased $31 million or 2%. The increase in expenses was primarily attributable to the impact of the fixed mutual fund administration fee, partially offset by lower revenue-based costs in line with lower revenue. The group continues to focus on expense management in the current market environment, balanced with investments in the sales force and supporting technology to drive future revenue growth. The weaker U.S. dollar reduced expense growth by $12 million or 1 percentage point.
          Adjusted for the charges, the group’s cash productivity ratio was relatively unchanged from the prior year.
          All amounts in the following paragraph are stated in U.S. dollars.
          U.S. operations recorded a net loss of US$6 million in 2008.
Adjusted for the charges related to support for U.S. clients, net income was US$9 million, an improvement of US$9 million from the prior year. Revenue, adjusted for the charges, was relatively unchanged in a difficult market environment. Trust and investment revenue in Harris Private Bank grew 4% over the prior year, the impact of which was offset by lower fee-based revenue in Harris Investment Management. Net interest income remained relatively unchanged from the prior year as strong growth in loans was offset by a decline in loan spreads. Expenses declined US$13 million, primarily due to lower incentive compensation and active expense management.
Private Client Group (Canadian $ in millions, except as noted)

Reported				Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Net interest income (teb)	671	612	570	59	9
Non-interest revenue	1,396	1,440	1,324	(44)	(3)

Total revenue (teb)	2,067	2,052	1,894	15	1
Provision for credit losses	4	3	3	1	32
Non-interest expense	1,477	1,446	1,363	31	2

Income before income taxes	586	603	528	(17)	(3)
Income taxes (teb)	191	208	187	(17)	(9)

Net income	395	395	341	–	–

Amortization of intangible assets (after tax)	4	4	5	–	–

Cash net income	399	399	346	–	–

Net economic profit	281	273	221	8	3
Return on equity (%)	36.4	34.0	29.4		2.4
Cash return on equity (teb) (%)	36.7	34.3	29.8		2.4
Cash operating leverage (%)	(1.6)	2.2	2.0		nm
Productivity ratio (teb) (%)	71.5	70.4	71.9		1.1
Cash productivity ratio (teb) (%)	71.2	70.2	71.6		1.0
Net interest margin on earning assets (%)	8.98	9.66	9.99		(0.68)
Average earning assets	7,474	6,352	5,703	1,122	18
Average loans and acceptances	6,726	5,637	5,114	1,089	19
Average deposits	50,440	45,304	43,323	5,136	11
Assets under administration	131,289	139,060	153,859	(7,771)	(6)
Assets under management	99,428	106,174	105,425	(6,746)	(6)
Full-time equivalent staff	4,535	4,362	4,202	173	4

nm – not meaningful

U.S. Business Selected Financial Data (US $ in millions)
				Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Total revenue	217	243	243	(26)	(11)
Non-interest expense	230	243	242	(13)	(6)
Net income	(6)	–	1	(6)	(+100)
Cash net income	(5)	2	3	(7)	(+100)
Average earning assets	2,142	1,945	1,932	197	10
Average loans and acceptances	2,120	1,903	1,889	217	11
Average deposits	1,155	1,128	1,314	27	2

54 | BMO Financial Group 191st Annual Report 2008

BMO Capital Markets (BMO CM)

Who We Are
BMO Capital Markets combines all of our businesses serving a broad range of corporate, institutional and government clients domestically and internationally. We serve clients from our offices in Canada, the United States, the United Kingdom, Europe, Australia, Asia and South America. We offer complete financial solutions, drawing upon our expertise in areas including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions (M&A) advisory services, merchant banking, securitization, treasury and market risk management, foreign exchange, derivatives, debt and equity research and institutional sales and trading.

“We excel at using our knowledge, skills and ideas to clarify financial matters and develop and deliver solutions that help our clients realize their ambitions.”
TOM MILROY CHIEF EXECUTIVE OFFICER BMO CAPITAL MARKETS
Strengths and Value Drivers
•	Well-established franchise with a leadership position in certain industries and products and a reputation for quality advice.
•	Top-tier equity research, sales and trading capabilities.
•	Significant investment and corporate banking presence in the U.S. Midwest.
•	Cross-border capabilities with the ability to leverage North American expertise.
Challenges
•	Continuation of the volatility and distress in the global credit markets.
•	Slowing of the global economy due to a recession and the uncertainty of the financial system restructuring.
•	Mature and competitive Canadian financial markets.
•	Highly competitive landscape of the U.S. and international markets.
Our Major Lines of Business
Investment and Corporate Banking services include strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as providing valuation and fairness opinions. We provide capital-raising services through debt and equity underwriting. We also provide a full range of loan and debt products, balance sheet management solutions and treasury management services. In support of our clients’ international business activities, we provide trade finance and risk mitigation services. We also offer a wide range of banking and other operating services to international and domestic financial institutions.
Trading Products services include sales, trading and research activities. We provide integrated debt, foreign exchange, interest rate, credit, equity, securitization and commodities solutions to wholesale, commercial and retail clients. In addition, we provide efficient funding and liquidity management to BMO Financial Group and its clients, as well as new product development, proprietary trading and origination.

VISION
To be the investment and corporate bank that defines great customer experience by enabling our clients to fulfill their ambitions.
PATH TO DIFFERENTIATION
•	Ability to serve a broad range of core Canadian issuer and investor client needs with an integrated capital markets offering.
•	Successful, stable and trustworthy universal North American banking model.
•	Ability to serve U.S. mid-market clients with an integrated offer, given the restructuring of the U.S. financial market.
•	Ability to leverage capabilities to be a leading competitor in niche markets in North America and globally.
•	Nimble and responsive execution, with an ability to react quickly to evolving market and client needs.
STRATEGIES
•	Increase focus on core clients by emphasizing our areas of strength in niche North American and global markets.
•	Maintain a diversified, dynamic portfolio of businesses that serves the evolving needs of our core clients.
•	Better serve clients by creating a more focused and integrated North American capital markets business.
•	Continue to optimize our businesses to generate appropriate risk-adjusted returns.
•	Build strong risk management capabilities through solid partnerships and enhanced risk transparency.

Key Performance Metrics and Drivers	2008	2007	2006

Trading products revenue($ millions)	993	281	1,370
Equity block trading dollar value($ billions)	118	116	92
Investment and Corporate Banking and other revenue($ millions)	1,419	1,688	1,410
Equity underwriting participation (deals) (1)	140	276	267
Debt underwriting participation (deals) (1)	121	110	143
Average loans and acceptances ($ billions)	85.0	69.6	55.0
Canadian equity research ranking (2)	#1	#1	#1

(1) Canadian issuers in North America.
(2) Brendan Wood International survey.
BMO Financial Group 191st Annual Report 2008 | 55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Mergers and Acquisitions (M&A) Market (1)	U.S. Revenues	North American Debt Underwriting — Canadian Issuers ($ billions)	Return on Equity (%)

M&A activity decreased due to market conditions.	Solid performance in U.S. businesses despite difficult market conditions.	Continued strong participation in corporate debt markets.	ROE reflected the deterioration in capital markets.

2008 Group Objectives and Achievements
Continue to grow BMO Capital Markets U.S. revenues by increasing product penetration, improving cross-selling to the U.S. client base, expanding trading activities and enhancing client coverage of key segments, with a focus on growing fee-based revenues.
•	Configured our U.S. lending business to focus on our core clients, emphasizing our profitable, multi-product relationships.

•	Advised United States Sugar Corporation on multi-billion-dollar land sale to support Florida Everglades restoration.

•	Named by StarMine in February 2008 as the number-two stock picker in the United States for 2007, based on coverage of stocks in the S&P 500.
Implement a number of high-value initiatives to drive earnings growth in our Trading Products line of business.
•	Reorganized our Canadian and U.S. equity products and research group to provide an integrated North American research, sales and trading platform to our global client base.

•	Demonstrated what can be achieved by bringing together the strengths of BMO Financial Group for the benefit of our clients and shareholders by partnering with BMO Mutual Funds in the creation of the BMO Lifestages Plus Fund, raising over $1 billion in 14 months. We also led multiple notable transactions in 2008 including the $130 million initial public offering of Cymbria Corporation.

•	Doubled the size of our U.S. municipal bonds business through the acquisition of Griffin, Kubik, Stephens & Thompson Inc.
Maintain Canadian leadership in the high-return fee businesses of mergers and acquisitions, equity and debt underwriting and securitization.
•	Named Best Investment Bank in Canada by Global Finance magazine.
•	Hosted 17th annual BMO Capital Markets Global Metals & Mining conference, which attracted more than 1,200 attendees from six continents.

•	Bookrunner on the IPO of Franco-Nevada by Newmont Mining, the largest-ever mining IPO in North America.
Other Achievements
•	Ranked as the top Equity Research Group in Canada for the 28th consecutive year in the Brendan Wood International Survey of Institutional Investors.

•	We will be opening our first subsidiary in India, located in Mumbai. Our expanded presence in India will help to facilitate strategic dialogue between issuers in high-growth regions and our core clients and markets, primarily in North America.

•	Participated in 162 corporate and government debt transactions that raised $126 billion. Raised $45 billion through participation in 197 equity transactions.

•	Advised on 54 completed mergers and acquisitions in North America totalling $46 billion.
2009 Group Objectives
•	Increase our focus on core profitable clients.

•	Optimize our capital.

•	Improve our risk-return profile.

•	Improve our return on equity while securing our future growth.

Business Environment and Outlook
Fiscal 2008 was very challenging for BMO Capital Markets. The difficulties and related volatility in global credit markets that began in August 2007 continued to negatively affect our earnings. As capital markets conditions deteriorated, we recorded losses related to certain trading activities and valuation adjustments. The North American economy weakened sharply and, given the uncertain economic outlook, investment banking volumes declined from the higher levels of recent years. Despite difficult market conditions, there was very strong performance in our interest-rate-sensitive businesses and foreign exchange trading businesses during the year. We also reduced the size and risk profile of our commodities portfolio, which had incurred large losses in the previous year. Further, in our efforts to improve the risk-return profile of our businesses, we also reduced the size and risk exposure of our core credit trading business, securitization business and structured investment vehicles (SIVs). During the year, corporate banking assets continued to grow, mainly due to clients accessing undrawn commitments. In our lending business, approximately 20% of our U.S. authorizations were designated as non-core in the third quarter and we

56 | BMO Financial Group 191st Annual Report 2008

continue to pursue reduction opportunities. As a result of these initiatives, we eliminated a number of positions within BMO Capital Markets.
          Following the bankruptcy of Lehman Brothers Holdings Inc. (Lehman Brothers), the largest bankruptcy in U.S. history, equity markets declined dramatically in October 2008, reflecting difficult credit market conditions, massive deleveraging in hedge funds and financial institutions, and redemptions in the mutual fund industy. The current weakness in financial markets will slow global economic growth, and it is uncertain how long these conditions will last.
          Looking forward, we expect a recession in the United States, which will likely spread to Canada, with only a modest recovery anticipated in the latter half of 2009. The economic slowdown has dampened demand for commodities, affecting the formerly thriving commodity-related sectors of our economy and weakening the Canadian dollar. Volatility in the currency markets should be favourable to our currency trading businesses. Weakness in capital markets will likely extend into the first half of 2009, which will prove challenging to our fee-based businesses. The cost of capital remains high, reducing the attractiveness of acquisitions and leveraged buyouts, and this will impact the level of mergers and acquisitions activity. Our focus in 2009 will be to improve performance by maintaining a diversified, dynamic portfolio of businesses serving the needs of our core clients. Growth in fiscal 2009 will depend on the performance of financial and commodity markets, as well as general economic activity and business confidence.

BMO Capital Markets Financial Results
BMO Capital Markets net income increased $275 million to $692 million. Results in 2008 were affected by charges of $594 million ($400 million after tax) related to the deterioration in capital markets. Results in 2007 were affected by charges of $318 million ($211 million after tax) related to the capital markets environment as well as charges of $853 million ($440 million net of compensation adjustments and taxes) related to commodities losses.
          During the year, we refocused our businesses with the goal of improving our risk-return profile and concentrating on core profitable client relationships.
          Revenue increased $443 million or 23% to $2,412 million. The weaker U.S. dollar reduced revenue by $20 million. Non-interest revenue increased $238 million or 24% over the previous year. Trading revenues were significantly higher, driven by improvements in commodities trading as management successfully reduced the size and risk profile of the commodities portfolio. However, gains in trading were partially offset by lower investment banking revenues, particularly lower merger and acquisition fees and equity underwriting fees. The market environment was much more favourable in the prior year and conditions remain challenging for our fee-based businesses. Net securities gains declined from a year ago due to large losses recorded in the current year, including write-downs on Apex and our capital notes in the SIVs.
          Net interest income increased $205 million or 21%. Revenues from our interest-rate-sensitive businesses were significantly higher and trading net interest income also increased, partially offset by lower corporate banking net interest income and increased funding costs. Corporate banking assets grew during the year, primarily due to clients accessing undrawn commitments. Corporate banking revenues were lower as a result of higher funding costs and reduced cash collections from impaired loans, partially offset by increased revenues due to higher asset volumes. Net interest margin was higher than a year ago due to increased trading net interest income and higher spreads in our interest-rate-sensitive businesses.
          The provision for credit losses was $117 million, compared with $77 million in 2007, largely due to asset growth in the loan portfolio. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provisioning methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.
          Non-interest expense increased $178 million or 11% to $1,752 million, primarily due to increased employee costs and higher allocated costs. Included in employee compensation costs was severance of $28 million ($19 million after tax) in the third quarter. The weaker U.S. dollar reduced expense by $40 million.
BMO Capital Markets (Canadian $ in millions, except as noted)

Reported			Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Net interest income (teb)	1,179	974	773	205	21
Non-interest revenue	1,233	995	2,007	238	24

Total revenue (teb)	2,412	1,969	2,780	443	23
Provision for credit losses	117	77	79	40	52
Non-interest expense	1,752	1,574	1,612	178	11

Income before income taxes	543	318	1,089	225	71
Income taxes (recovery) (teb)	(149)	(99)	237	(50)	(50)

Net income	692	417	852	275	66

Amortization of intangible assets (after tax)	1	1	1	–	–

Cash net income	693	418	853	275	66

Net economic profit	91	(139)	359	230	+100
Return on equity (%)	12.2	7.7	18.5		4.5
Cash return on equity (%)	12.2	7.7	18.5		4.5
Cash operating leverage (%)	11.2	(26.9)	(7.5)		nm
Productivity ratio (teb) (%)	72.6	79.9	58.0		(7.3)
Cash productivity ratio (teb) (%)	72.6	79.9	57.9		(7.3)
Net interest margin on earning assets (%)	0.67	0.60	0.62		0.07
Average common equity	5,305	4,972	4,481	333	7
Average earning assets	176,080	162,309	124,782	13,771	8
Average loans and acceptances	85,009	69,645	55,042	15,364	22
Average deposits	105,984	94,019	77,027	11,965	13
Assets under administration	90,188	57,590	58,774	32,598	57
Assets under management	9,294	23,233	28,044	(13,939)	(60)
Full-time equivalent staff	2,465	2,365	2,213	100	4

   nm – not meaningful
U.S. Business Selected Financial Data (US $ in millions)

		Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Total revenue	1,173	490	1,156	683	+100
Non-interest expense	721	635	632	86	14
Net income	279	(45)	311	324	+100
Average earning assets	69,411	53,238	37,604	16,173	30
Average loans and acceptances	41,724	29,058	21,959	12,666	44
Average deposits	36,335	24,920	16,620	11,415	46

          Results for the year benefited from by the group’s recovery of prior-period income taxes, which were up $119 million from 2007.
          The group’s productivity ratio improved from 79.9% to 72.6% due to the increase in revenue in 2008.
          Net income from U.S. operations improved US$324 million to US$279 million, as results in 2007 included the commodities losses.

BMO Financial Group 191st Annual Report 2008 | 57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate Services, including Technology and Operations
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Our operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
          Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Results
Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups, and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.
          Corporate Services net loss for the year was $525 million, compared with a net loss of $64 million in 2007. The increased loss was largely due to higher provisions for credit losses, including a $260 million ($166 million after tax) increase in the general allowance, compared with a $50 million ($33 million after tax) increase in the prior year. Non-interest expense was $171 million lower, largely related to a $159 million ($103 million after tax) restructuring charge in 2007.
          As explained on page 38, BMO analyzes revenues on a teb basis at the operating group level, with an offsetting adjustment in Corporate Services. Results reflect teb reductions in net interest income and related income taxes of $195 million, $180 million and $127 million for 2008, 2007 and 2006, respectively.
          BMO’s practice is to charge loss provisions to the operating groups each year, using an expected loss provisioning
Corporate Services, including Technology and Operations
(Canadian $ in millions, except as noted)

				Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Net interest income (teb)	(747)	(539)	(279)	(208)	(39)
Non-interest revenue	446	215	105	231	+100

Total revenue (teb)	(301)	(324)	(174)	23	7
Provision for (recovery of) credit losses	825	(85)	(250)	910	+100
Non-interest expense	73	244	131	(171)	(70)

Income before income taxes and non-controlling interest in subsidiaries	(1,199)	(483)	(55)	(716)	(+100)
Income taxes (recovery) (teb)	(748)	(494)	(324)	(254)	(52)
Non-controlling interest	74	75	76	(1)	(2)

Net income (loss)	(525)	(64)	193	(461)	(+100)

Full-time equivalent staff	9,376	8,806	9,174	570	6

U.S. Business Selected Financial Data
(US$ in millions)				Change from 2007
As at or for the year ended October 31	2008	2007	2006	$	%

Total revenue	(144)	(142)	(118)	(2)	(2)
Provision for (recovery of) credit losses	783	17	(84)	766	+100
Non-interest expense	(68)	9	24	(77)	(+100)
Income taxes (recovery)	(327)	(81)	(75)	(246)	(+100)
Net loss	(550)	(105)	(1)	(445)	(+100)

methodology based on each group’s share of expected credit losses over an economic cycle. Corporate Services is generally charged (or credited) with differences between expected loss provisions charged to the client operating groups and provisions required under GAAP.

Financial Condition Review
Summary Balance Sheet ($ millions)

As at October 31	2008	2007	2006	2005	2004

Assets
Cash resources	21,105	22,890	19,608	20,721	18,045
Securities	100,138	98,277	67,411	57,034	49,849
Net loans and acceptances	214,995	201,188	190,994	174,337	156,248
Other assets	79,812	44,169	41,965	41,770	36,764

	416,050	366,524	319,978	293,862	260,906

Liabilities and Shareholders’ Equity
Deposits	257,670	232,050	203,848	193,793	175,190
Other liabilities	134,761	114,330	96,743	82,158	69,005
Subordinated debt	4,315	3,446	2,726	2,469	2,395
Preferred share liability	250	250	450	450	450
Capital trust securities	1,150	1,150	1,150	1,150	1,150
Shareholders’ equity	17,904	15,298	15,061	13,842	12,716

	416,050	366,524	319,978	293,862	260,906

Total assets increased $49.5 billion or 13.5% from last year to $416.0 billion at October 31, 2008. There was a $35.6 billion increase in other assets, a $13.8 billion increase in net loans and acceptances, a $1.9 billion increase in securities and a $1.8 billion decrease in cash resources. The stronger U.S. dollar increased assets (and liabilities and shareholders’ equity) by $47.4 billion.
          Total liabilities and shareholders’ equity increased $49.5 billion or 13.5%. There was a $25.6 billion increase in deposits, a $20.4 billion increase in other liabilities, a $0.9 billion increase in subordinated debt and a $2.6 billion increase in shareholders’ equity.
Securities ($ millions)

As at October 31	2008	2007	2006	2005	2004

Investment	–	–	14,166	12,936	15,017
Trading	66,032	70,773	51,820	44,087	34,821
Available-for-sale	32,115	26,010	–	–	–
Other	1,991	1,494	1,414	–	–
Loan substitute	–	–	11	11	11

	100,138	98,277	67,411	57,034	49,849

Available-for-sale securities increased $6.1 billion from $26.0 billion in 2007, primarily due to the increase in BMO-underwritten Canadian mortgages held in the form of government-insured mortgage-backed securities and the reclassification of $2.0 billion in trading securities to available-for-sale. Trading securities decreased $4.7 billion to $66.0 billion. There were lower holdings of asset-backed commercial paper and equity positions in support of equity derivatives, as well as a reduction due to the impact of the reclassification of securities from trading to available-for-sale. These factors were partially offset by the effect of the stronger U.S. dollar and a change in the asset mix that lowered

58  |  BMO Financial Group 191st Annual Report 2008

Net Loans – Excluding Securities Borrowed or Purchased under Resale Agreements ($ billions)	Portfolio Diversification – Gross Loans and Acceptances*	Deposits from Individuals ($ billions)	Shareholders’ Equity ($ billions)
*Excluding securities borrowed or purchased under resale agreements

The stronger U.S. dollar accounted for $14 billion of loan growth.	The portfolio remains well diversified, with a lower level of residential mortgages than in prior years.	The increase in 2008 reflects growth in term investments and the $4.5 billion impact of the stronger U.S. dollar.	The increase was due to shares issued to acquire Ozaukee and to a decline in accumulated other comprehensive loss.

investments in reverse repurchase agreements in favour of investing in the securities that had served as collateral on the loans. Within the trading securities portfolio, there was a shift away from corporate debt and equity into more stable and secure Canadian and U.S. government securities.
Loans and Acceptances ($ millions)

As at October 31	2008	2007	2006	2005	2004

Residential mortgages	49,343	52,429	63,321	60,871	56,444
Consumer instalment and other personal loans	43,737	33,189	30,418	27,929	24,887
Credit cards	2,120	4,493	3,631	4,648	3,702
Businesses and governments	84,151	62,650	56,030	47,803	44,559
Acceptances	9,358	12,389	7,223	5,934	5,355
Securities borrowed or purchased under resale agreements	28,033	37,093	31,429	28,280	22,609

Gross loans and acceptances	216,742	202,243	192,052	175,465	157,556
Allowance for credit losses	(1,747)	(1,055)	(1,058)	(1,128)	(1,308)

Net loans and acceptances	214,995	201,188	190,994	174,337	156,248

Net loans and acceptances increased $13.8 billion to $215.0 billion, which reflected approximately $17 billion in growth due to the impact of the stronger U.S. dollar. Loans to businesses and governments, including acceptances, increased $18.5 billion due to growth in demand from businesses and other financial institutions. Consumer instalment and other personal loans increased $10.5 billion, reflecting healthy personal lending markets and growth from acquisitions. The consumer portfolio remains well diversified, with growth in both Canada and the United States. Residential mortgages decreased $3.1 billion, reflecting the conversion of BMO-underwritten Canadian mortgages to government-insured mortgage-backed securities. Credit card loans decreased $2.4 billion, reflecting securitization activity during the year. Securities borrowed or purchased under resale agreements decreased $9.1 billion as a result of lower trading volume.
          Table 11 on page 96 provides a comparative summary of loans by geographic location and product. Table 13 on page 97 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on page 41 and further details on loans are provided in Notes 4, 5 and 7 to the financial statements, starting on page 113.
Other Assets
Other assets increased $35.6 billion to $79.8 billion, primarily due to derivative financial instrument assets. The year-over-year increase in derivative assets and liabilities of $33.0 billion and $26.5 billion, respectively, was primarily due to movements in interest rates, foreign exchange rates and underlying equity values as well as client-driven volume. Volatility in exchange and interest rates increases the value of derivative assets and liabilities, usually comparably. These positions are managed with other trading assets, and any changes in volume and value of the derivative instruments are generally offset by changes in the associated trading assets.
Deposits ($ millions)

As at October 31	2008	2007	2006	2005	2004

Banks	30,346	34,100	26,632	25,473	20,654
Businesses and governments	136,111	121,748	100,848	92,437	79,614
Individuals	91,213	76,202	76,368	75,883	74,922

	257,670	232,050	203,848	193,793	175,190

Deposits increased $25.6 billion to $257.7 billion. The stronger U.S. dollar increased deposits by $24.3 billion. Deposits from businesses and governments, which account for 53% of total deposits, increased $14.4 billion and deposits from individuals, which account for 35% of total deposits, increased $15.0 billion. Deposits by banks, which account for 12% of total deposits, decreased $3.8 billion. Further details on the composition of deposits are provided in Note 15 on page 130 of the financial statements and in the Liquidity and Funding Risk section on page 81.
Other Liabilities
Other liabilities increased $20.4 billion to $134.8 billion. Derivative-related liabilities increased $26.5 billion, increasing at a rate lower than the increase in derivative-related assets. Acceptances decreased $3.0 billion and there was a $2.0 billion increase in other liabilities. Securities sold but not yet purchased decreased $6.2 billion and securities lent or sold under repurchase agreements increased $1.2 billion, both due to lower trading volume. Further details on the composition of other liabilities are provided in Note 16 on page 131 of the financial statements.
Subordinated Debt
Subordinated debt increased $0.9 billion to $4.3 billion. There was one new issuance in 2008, as detailed in Note 18 on page 132 of the financial statements.
Shareholders’ Equity
Shareholders’ equity increased $2.6 billion to $17.9 billion. The increase was largely related to a decrease in accumulated other comprehensive loss as a result of exchange gains on our net investment in foreign operations, and to higher share capital and retained earnings. BMO’s Consolidated Statement of Changes in Shareholders’ Equity on page 106 provides a summary of items that increase or reduce shareholders’ equity, while Note 21 on page 135 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on page 60.

BMO Financial Group 191st Annual Report 2008  |  59

MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise-Wide Capital Management
Capital Management Framework
Our capital management framework is designed to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios; meets our internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value. Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible. Our disciplined approach to capital management supports our long-standing commitment to enhance shareholder value.
          The key elements of our capital management framework are approved by the Board pursuant to its annual review of our capital management corporate policy and capital plan, which includes the results of the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP was formally implemented in 2008 to meet the requirements of Basel II, which was adopted in Canada on November 1, 2007. The ICAAP is an integrated process employed to evaluate capital adequacy, and establishes capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the organization. The ICAAP and capital plan are developed in conjunction with BMO’s annual business plan, ensuring an alignment between our business strategies, regulatory capital and economic capital requirements, and capital availability. Assessments of actual and forecast capital adequacy are monitored against the capital plan throughout the year, and the capital plan is updated based on changes in our business activities, risk profile or operating environment.
          BMO uses both regulatory capital and economic capital to evaluate business performance and as the basis for strategic, tactical and transactional decision-making. By allocating capital to operating units and measuring their performance with respect to the capital necessary to support the risks in their business, we maximize our risk-adjusted return to shareholders. We also ensure that we maintain a well-capitalized position to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources in the high-return, strategic growth activities of our operating groups. Capital in excess of what is necessary to support our line of business activities is held in Corporate Services.
Regulatory Capital Review
A new regulatory capital management framework was implemented in Canada on November 1, 2007. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. The Basel II methodology was applied prospectively, effective November 1, 2007, and prior-year data is not available on a comparable basis.
          Basel II is an important step in the alignment of regulatory and economic capital requirements. It represents an improvement over Basel I in that it established regulatory capital requirements that are more sensitive to a bank’s risk profile. The Office of the Superintendent of Financial Institutions (OSFI), our regulator, approved BMO’s application to apply the Advanced Internal Ratings Based (AIRB) Approach for calculations related to credit risk in our portfolio and the Standardized Approach for calculations related to operational risk. We were granted a waiver, ending after fiscal 2010, to apply the Standardized Approach in determining the credit risk-weighted assets of our subsidiary Harris Bankcorp, Inc.
          The AIRB Approach is the most advanced of the approaches to determining credit risk capital requirements under Basel II. It utilizes more sophisticated techniques to measure risk-weighted assets at the borrower level, based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given a default, exposure at the time of

The Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures monitored by OSFI.
The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.
default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. The validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so that they reflect changes in economic and credit conditions. Basel I utilized an approach where risk-weighted assets were determined primarily based on balance sheet volumes rather than credit quality.
          Under the Standardized Approach, operational risk capital requirements are determined by the size and type of our lines of business. Gross income, as defined under Basel II, serves as a proxy for the size of the line of business and an indicator of operational risk. Gross income is segmented into eight regulatory business lines by business type, and each segment amount is multiplied by a corresponding factor prescribed by the Basel II framework to determine its operational risk capital requirement.
          The methodology for determining risk-weighted assets related to market risk did not change materially between Basel I and Basel II.
          Total risk-weighted assets on a Basel II basis were $191.6 billion at October 31, 2008. Credit risk represents the most significant contributor to BMO’s risk-weighted assets. In 2009, we anticipate continued disciplined growth in risk-weighted assets and deployment of capital to strategically advantaged businesses. The table below provides a breakdown of our risk-weighted assets by risk type.
Risk-Weighted Assets ($ millions)

2008

Credit risk	163,616
Market risk	11,293
Operational risk	16,699

Total risk-weighted assets	191,608

Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under Basel II. Our Tier 1 capital was $18.7 billion as at October 31, 2008.
          Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated subsidiaries and substantial investments. Total capital was $23.3 billion as at October 31, 2008.
          As of November 1, 2008, investments in non-consolidated entities and substantial investments, excluding insurance subsidiaries, are subject to a 50% deduction from Tier 1 capital and a 50% deduction from Tier 2 capital. The change would have reduced our Tier 1 Capital Ratio by 11 basis points if it had been implemented on October 31, 2008.

60  |  BMO Financial Group 191st Annual Report 2008

Basel II Regulatory Capital ($ millions)

2008

Common shareholders’ equity	15,974
Non-cumulative preferred shares	1,996
Innovative Tier 1 Capital instruments	2,486
Non-controlling interest in subsidiaries	39
Goodwill and excess intangible assets	(1,635)
Accumulated net after-tax unrealized loss from available-for-sale equity securities	(15)

Net Tier 1 Capital	18,845
Securitization-related deductions	(115)
Expected loss in excess of allowance (AIRB Approach)	–
Other deductions	(1)

Adjusted Tier 1 Capital	18,729

Subordinated debt	4,175
Trust subordinated notes	800
Eligible portion of general allowance for credit losses	494

Total Tier 2 Capital	5,469
Securitization-related deductions	(6)
Investments in non-consolidated subsidiaries/substantial investments	(871)

Adjusted Tier 2 Capital	4,592

Total Capital	23,321

The Tier 1 Capital Ratio is our key measure of capital adequacy. Our Tier 1 Capital Ratio was 9.77% as at October 31, 2008. The ratio is strong and was well above our target for 2008 of maintaining a ratio of at least 8.0%. In 2009, our target continues to be to maintain a strong regulatory position, with a Tier 1 Ratio in excess of 8.0%.
          Our Total Capital Ratio was 12.17% as at October 31, 2008. Both our Tier 1 and Total Capital Ratios remain well above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. BMO’s Assets-to-Capital Multiple was 16.4 as at October 31, 2008. The multiple remains well below the maximum permitted by OSFI.
Capital Measures
Note:	2004-2007 under Basel I; 2008 under Basel II. There is no comparability between 2008 and the prior years. On a Basel I basis, at October 31, 2008, our Tier I Capital Ratio was 9.41%, our Total Capital Ratio was 12.06% and our Assets-to-Capital Multiple was 16.2.
          As a result of the implementation of Basel II in fiscal 2008, amounts reported for risk-weighted assets, capital and capital ratios are not comparable on a year-over-year basis. On a Basel I basis, at October 31, 2008 our Tier 1 Capital Ratio was 9.41% and our Total Capital Ratio was 12.06%. In fiscal 2007, they were 9.51% and 11.74%, respectively.
          As noted in the Provisions for Income Taxes section, BMO hedges the foreign exchange risk arising from our net investment in our U.S. operations by funding the net investment in U.S. dollars. This strategy reduces the impact on BMO’s capital ratios of changes in foreign exchange rates, as the effect of foreign currency adjustments to Tier 1 capital arising from an increase or decrease in the value of the Canadian dollar is largely offset by the change in the Canadian dollar equivalent of U.S.-dollar-denominated risk-weighted assets.
Economic Capital Review
Economic capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 73. Economic capital is a key element of our risk-based capital management and ICAAP process.

Total Economic Capital by Risk Type	Total Economic Capital by Operating Group
As at October 31, 2008	As at October 31, 2008

Credit risk remains the largest component of economic capital by risk type.	BMO Capital Markets carried the largest share of economic capital in 2008.

Capital Management Activities
As part of ongoing efforts to manage capital on a cost-effective basis, BMO undertook a number of issuances and redemptions during 2008. We issued $250 million of 5.80% Class B Preferred shares, Series 15 and $300 million of 5.20% Class B Preferred shares, Series 16. On November 25, 2008, we announced a public offering of $150 million of 6.50% Class B Preferred shares, Series 18. We also issued $900 million of Series F Medium-Term Notes, First Tranche. We redeemed our $150 million 5.75% Debentures, Series A MTN, Second Tranche in fiscal 2008 and our $250 million Class B Preferred shares, Series 6 on November 25, 2008. Further details are provided in Notes 18 and 21 on pages 132 and 135 of the financial statements.
           On September 4, 2008, we announced a new normal course issuer bid, commencing September 8, 2008 and ending September 7, 2009, under which we may repurchase for cancellation up to 15 million BMO common shares, representing approximately 3% of our common shares. No common shares were repurchased under our previous 12-month normal course issuer bid, which expired on September 5, 2008.
          Our share repurchase program is primarily used to offset, over time, the impact of dilution caused by issuing shares through the exercise of stock options, our dividend reinvestment plan and exchangeable shares. During the year ended October 31, 2008, 7.5 million shares were issued as consideration for the Ozaukee acquisition and for the reasons mentioned above. In 2007, BMO repurchased 2.2 million more shares than were issued.

BMO Financial Group 191st Annual Report 2008 | 61

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dividends
BMO’s target dividend payout range is 45% to 55% of net income available to common shareholders, the highest among Canada’s major banks. The target is reflective of our confidence in our continued ability to grow earnings and our strong capital position. Dividends are generally increased in line with long-term trends in earnings per share growth, while sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.
          Dividends declared per common share in 2008 totalled $2.80, up 3.3% from $2.71 in 2007. Dividends declared in 2008 represent 74.0% of net income available to common shareholders, above our target dividend payout range of 45% to 55%. At year-end, BMO’s common shares provided a 6.51% annual dividend yield based on the closing share price. On November 25, 2008, BMO’s Board of Directors declared a quarterly dividend on common shares of $0.70 per share, unchanged from the prior quarter.
          Until we have a better understanding of the likely length and extent of the current economic slowdown, we do not anticipate increasing common share dividends. We believe the current dividend rate is appropriate, based on BMO’s earning power, and we continue to focus on improving our core business performance to return the dividend payout ratio to our target range.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid on both its common and preferred shares after December 31, 2005, and all dividends (including deemed dividends) paid thereafter, as “eligible dividends” unless BMO indicates otherwise.
Outstanding Shares and Securities Convertible
into Common Shares

	Number of shares		Dividends declared per share

As at November 19, 2008	or dollar amount		2008		2007		2006

Common shares		506,053,000		$2.80		$2.71		$2.26
Class B Preferred shares
Series 5		$200,000,000		$1.33		$1.33		$1.33
Series 13		$350,000,000		$1.13		$0.96		–
Series 14		$250,000,000		$1.48		–		–
Series 15		$250,000,000		$0.94		–		–
Series 16		$300,000,000		$0.55		–		–
Convertible into common shares:
Class B Preferred shares(1)
Series 4 (2)		–		$–		$0.91		$1.20
Series 6 (3)		$250,000,000		$1.19		$1.19		$1.19
Series 10	US$	300,000,000	US$	1.49	US$	1.49	US$	1.49
Stock options
– vested		14,325,000
– nonvested		5,724,000

(1)	Convertible preferred shares may be exchanged for common shares in future years on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

(2)	Redeemed in August 2007.

(3)	Redeemed on November 25, 2008.
    Note 21 on page 135 of the financial statements includes details on share capital.

Financial Instruments in the Difficult Credit Environment
At the request of the G7 finance ministers and central bank governors, The Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure related to financial instruments that markets now consider to carry higher risk. We have expanded our discussion of certain financial instruments in keeping with these developments.
Caution
Given the uncertainty in the capital markets environment, our capital market instruments could experience further valuation gains and losses due to changes in market value.
          This section, Financial Instruments in the Difficult Credit Environment, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 30.
Subprime First Mortgage Loans
In the United States, subprime loans are typically considered to be those made to borrowers with credit bureau scores of 620 or less. We do not originate subprime mortgages through a subprime mortgage program in the United States; however, we make loans available in the United States to individuals with credit scores below 620 as part of our lending requirements under the Community Reinvestment Act. We also occasionally lend to parties with credit scores below 620 when there are other strong qualification criteria. As a result, we have US$0.25 billion of first mortgage loans outstanding that had subprime characteristics at the date of authorization. Of this, US$5.4 million or 2.14% was 90 days or more in arrears at October 31, 2008. This compares with a rate of 0.94% for BMO’s total U.S. first mortgage loan portfolio.
          In Canada, BMO does not have any subprime mortgage programs, nor do we purchase subprime mortgage loans from third-party lenders. BMO mortgage lending decisions incorporate a full assessment of the customer and loan structure. Credit score is only one component of the adjudication process and consequently, we do not categorize loans based upon credit scores alone. There is a nominal amount of subprime mortgage loans held in certain BMO-sponsored Canadian conduits that hold third-party assets, as described in the discussion of those conduits that follows.
          We also had net exposure of US$159 million at October 31, 2008 to a business that buys distressed mortgages (including subprime mortgages) at a discounted price. This exposure is one of the three accounts discussed in the BMO-Sponsored Securitization Conduits section that follows.
Alt-A First Mortgage Loans
In the United States, Alt-A loans are generally considered to be loans for which borrower qualifications are subject to limited verification. The U.S. loan portfolio had two loan programs that met this definition – our Easy Doc and No Doc programs. Loans under the No Doc program, which comprise most of the exposure in this class, required minimum credit bureau scores of 660 and maximum loan-to-value ratios of 80% (90% with private mortgage insurance). Due to these lending requirements, the credit quality of our Alt-A portfolio is strong and the loans have performed well. Our direct Alt-A loans totalled US$1.6 billion at October 31, 2008. Of this, US$10 million or 0.62% was 90 days or more in arrears. This compares with a rate of 0.94% for BMO’s total U.S. first mortgage loan portfolio. We discontinued the Easy Doc and No Doc programs in the third quarter of 2008.

62 | BMO Financial Group 191st Annual Report 2008

          Subprime and Alt-A loans are generally considered to carry higher risk than traditional prime loans. We also consider loans to customers with credit scores between 620 and 660 and a loan-to-value ratio above 80% (without private mortgage insurance) to be a higher-risk component of our portfolio. This component of the U.S. loan portfolio was negligible.
           In Canada, we do not have a mortgage program that we consider Alt-A. As part of our credit adjudication process, we may choose not to verify income or employment for customers when there are other strong characteristics that support the creditworthiness of the loan. We also have a Newcomers to Canada/non-resident mortgage program that permits limited income verification but has other strong qualification criteria. At October 31, 2008, there was approximately $2.2 billion outstanding under this program. Of this, only $11 million or 0.51% was 90 days or more in arrears, reflecting the strong credit quality of these loans.
Home Equity Products
Home equity products are secured by the homeowner’s equity and rank subordinate to any existing first mortgage on the property. In the United States, we have a US$5.0 billion home equity loan portfolio, which amounted to 2.5% of BMO’s total loan portfolio at October 31, 2008. Of the total portfolio, loans of US$0.4 billion were extended to customers with original credit bureau scores below 620, and would be categorized as subprime loans. Of these, only US$3 million or 0.8% of the loans were 90 days or more in arrears as at October 31, 2008.
          BMO also offered two limited documentation programs within the home equity portfolio in the United States, which would be categorized as Alt-A if they were in the first mortgage loan portfolio. As of October 31, 2008, the amount authorized under these programs was US$1.0 billion, and US$0.6 billion was outstanding. Loans made under these programs have the same strong credit score and loan-to-value requirements as the first mortgage loan portfolio, and as such the portfolio has performed well. As at October 31, 2008, US$4 million or 0.68% of the portfolio was 90 days or more in arrears. This compares with a rate of 0.57% for BMO’s total U.S. home equity loan portfolio. We discontinued these programs in the third quarter of 2008.
          We also consider home equity loans to customers with credit bureau scores above 620 but below 660 to be a higher-risk component of the loan portfolio. This component of the portfolio was US$0.3 billion as at October 31, 2008. Of these, US$3 million or 0.88% of the loans were 90 days or more in arrears.
          Loans having a loan-to-value ratio higher than 90% at issuance represent US$0.4 billion or 7% of the U.S. home equity loan portfolio as of October 31, 2008. Loans having a loan-to-value ratio higher than 80% to customers with a credit bureau score below 660 at the time of issuance represent US$0.3 billion.
          In Canada, we have a $13.8 billion home equity line of credit portfolio ($30.1 billion authorized). The portfolio is high quality, with only 0.08% of loans in the portfolio 90 days or more in arrears. Of these lines of credit, one product line is offered only in first mortgage position and represents approximately 54% of the total portfolio. We also have a $0.3 billion home equity instalment loan portfolio, with only 0.23% of loans in the portfolio 90 days or more in arrears.
Leveraged Finance
Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has limited exposure to leveraged finance loans, representing less than 1% of our total assets, with $3.6 billion outstanding as at October 31, 2008 ($5.8 billion authorized).
Monoline Insurers and Credit Derivative Product Companies
At October 31, 2008, BMO’s direct exposure to companies that specialize in providing default protection amounted to $573 million in respect of the mark-to-market value of counterparty derivatives and $19 million in respect of the mark-to-market value of traded credits.
          Approximately 88% of the $573 million exposure is related to counterparties rated AA or better and approximately 53% of the $19 million exposure is related to counterparties rated BBB– or better. The notional value of direct contracts involving monoline insurers and credit derivative product companies was approximately $4.5 billion. Most contracts with these companies relate to collateralized debt obligations and credit default swaps within our trading portfolio and provide protection against losses arising from defaults. These instruments have minimal subprime exposure. At October 31, 2008, BMO also held $1,176 million of securities insured by monoline insurers, of which $795 million were municipal bonds. Approximately 79% of the municipal bond portfolio is rated investment grade, including the benefits of the insurance guarantees. Approximately 68% of the municipal bond holdings have ratings exclusive of the insurance guarantees and all of those are rated investment grade.
BMO-Sponsored Securitization Conduits,
BMO sponsors ten securitization conduits which are not consolidated, consisting of three Canadian vehicles that hold BMO assets (Bank Securitization Vehicles), six client-funding vehicles in Canada (Canadian Customer Securitization Vehicles) and one client-funding vehicle in the United States (U.S. Customer Securitization Conduit). We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $68 million in 2008 and $80 million in 2007.
Bank Securitization Vehicles
Periodically, we sell loans to off-balance sheet entities or trusts, either for capital management purposes or to obtain alternate sources of funding. Gains on sales to the securitization vehicles, as well as revenues paid to us for servicing the loans sold, are recognized in income.
          BMO has retained interests in our three bank securitization vehicles, as we are sometimes required to purchase subordinated interests or maintain cash deposits in the entities, and we have also recorded deferred purchase price amounts. These latter amounts represent gains on sales to securitization vehicles that have not been received in cash. Retained interests recorded as assets in our Consolidated Balance Sheet as at October 31, 2008 and 2007 were $882 million and $388 million, respectively. In the event there are defaults on the assets held by the vehicles, retained interests may not be recoverable and would then be written down. In addition, prepayments and changes in interest rates will impact the expected cash flows from the vehicles, which may result in write-downs of retained interests. During the year ended October 31, 2008, there was a $5 million write-down of retained interests in bank securitization vehicles ($27 million of write-downs in 2007).

BMO Financial Group 191st Annual Report 2008 | 63

MANAGEMENT’S DISCUSSION AND ANALYSIS
The assets of two of the conduits consist of Canadian residential mortgages and the third holds Canadian credit card loans transferred from BMO. BMO’s investment in the asset-backed commercial paper (ABCP) of conduits which hold residential mortgages totalled $0.5 billion at October 31, 2008 ($0.4 billion in 2007). No losses have been recorded on these investments. We have provided $5.1 billion in liquidity facilities to the two conduits that hold residential mortgages and amounts were drawn against these facilities at October 31, 2008. We have not provided liquidity facilities to the conduit that holds credit card loans. Further information on the impact of securitization activities on the Consolidated Balance Sheet is outlined in Note 8 on page 118 of the financial statements.
Canadian Customer Securitization Vehicles
Our six customer securitization vehicles we sponsor in Canada assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. In almost all cases, the sellers continue to service the transferred assets and are first to absorb any realized losses on the assets.
          In general, investors in the commercial paper have recourse only to the assets of the related vehicle. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.
          BMO sometimes enters into derivative contracts with these vehicles to enable them to manage their exposures to interest rate and foreign exchange rate fluctuations. The fair value of such contracts at October 31, 2008 was $55 million, which was recorded as a derivative asset in our Consolidated Balance Sheet (derivative liability of $20 million in 2007).
          BMO consolidates the accounts of two of the six customer securitization vehicles, as the majority of the gains or losses of those vehicles are expected to accrue to BMO. One of the vehicles holds notes of another conduit that are rated R-1 (low) by DBRS and has $65 million of assets. The other vehicle is a conduit whose notes are rated R-1 (mid) by DBRS and has $200 million of assets. Their combined assets include $8 million of mortgage loans with subprime characteristics, $66 million of mortgage loans with Alt-A characteristics and $13 million of small commercial mortgage loans. No losses have been recorded on BMO’s exposure to these vehicles.
          BMO’s investment in the asset-backed commercial paper (ABCP) of the four non-consolidated conduits totalled $2.1 billion at October 31, 2008 ($5.6 billion in 2007). No losses have been recorded on these investments.
          BMO provided liquidity support facilities to the four non-consolidated conduits totalling $11.0 billion at October 31, 2008 ($20.8 billion in 2007). This amount comprised part of other credit instruments outlined in Note 5 on page 115 of the financial statements. All of these facilities remain undrawn. The assets of each of these vehicles consist primarily of high-quality, diversified pools of Canadian auto receivables and Canadian residential mortgages. These asset classes together comprise 67% to 92% of the assets of the four conduits. The mortgages in the conduits include $111 million of Canadian residential mortgage loans with subprime characteristics, $948 million of Canadian residential mortgage loans with Alt-A characteristics and $233 million of small commercial mortgage loans. There are no collateralized debt obligations (CDOs) and no exposure to monoline insurers in these conduits.
          In the event we choose to or are required to terminate our relationship with a customer securitization vehicle, we would be obligated to hold any associated derivatives until their maturity. We would no longer receive fees for providing services relating to the securitizations, as previously described.
U.S. Customer Securitization Conduit
BMO provided committed liquidity support facilities of US$8.2 billion to our ABCP U.S. multi-seller conduit at October 31, 2008 (US$11.5 billion in 2007). The conduit provides funding to diversified pools of portfolios through 91 individual securitization transactions with an average facility size of US$90 million. At present, the size of the pools ranges from US$1.9 million to US$450 million. The ten largest pools comprise 33% of the portfolio. Committed amounts comprise a wide range of asset classes, including mid-market corporate loans (24%), commercial real estate loans and leases (13%), auto loans and leases (12%), corporate loans (12%), consumer instalment loans (8%) and equipment loans and leases (8%). Residential mortgages comprise 2.5% of the portfolio, of which 0.3% are classified as subprime or Alt-A.
          Approximately 60% of the conduit’s commitments have been rated by Moody’s or S&P, and all of those are rated A or higher. Approximately $1.5 billion of the commitments are insured by monolines, primarily MBIA and Ambac, the ratings of which, while recently downgraded to Baa1 by Moody’s and AA by S&P, have no impact on the performance of the underlying assets. None of the insurance guarantees involve mortgages or asset-backed securities/structured-finance CDOs. All of the underlying transactions are performing in accordance with their terms and conditions.
          The conduit had US$6.5 billion of commercial paper outstanding at October 31, 2008, down from US$8.3 billion in 2007. The ABCP of the conduit is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the conduit’s ABCP. Outstanding commercial paper has consistently been purchased by third-party investors, notwithstanding market disruptions, and pricing levels are in line with those of top-tier ABCP conduits in the United States.
          In the first half of this fiscal year, as a result of the deterioration in credit conditions and in accordance with the terms of the supporting liquidity agreements, BMO directly funded three commercial accounts that have exposure to the U.S. housing sector totalling US$851 million. The net book value of the three accounts was reduced to US$296 million at October 31, 2008, having been lowered by payments and loss provisions. The credit quality of two of the accounts began to deteriorate and specific provisions have been taken in response. BMO’s provision for credit losses reflects US$327 million related to these accounts in 2008. In the fourth quarter of 2008, we noted some deterioration in certain of the conduit’s portfolios; however, all of them were performing at that time.
          BMO is also a counterparty to derivative contracts with the conduit that are used to manage its exposure to interest rates. The fair value of derivative contracts outstanding with the conduit and recorded in our Consolidated Balance Sheet was a derivative asset of $1 million as at October 31, 2008 ($nil in 2007). BMO is not required to consolidate the conduit, as the conduit has issued an expected-loss note. The holder of the note consolidates the conduit as the noteholder is exposed to the majority of expected losses.
          In the event we choose or are required to terminate our relationship with the conduit, we would be required to settle any associated derivative contracts at their fair value and would no longer receive fees for the administration of the conduit.

64 | BMO Financial Group 191st Annual Report 2008

Non-Bank-Sponsored Canadian Securitization Conduits
We hold ABCP of six non-bank-sponsored Canadian conduits with a carrying value of $187 million as at October 31, 2008 ($308 million in 2007). We have not provided backstop liquidity commitments to these conduits.
          We recorded impairment charges of $70 million in the year ended October 31, 2008 ($54 million in 2007) on our investments in the conduits. Realization on our investment in the ABCP of the non-bank-sponsored conduits will be affected by the terms of the agreement reached among certain non-bank-sponsored Canadian ABCP conduits and investors known as the Montreal Accord. BMO is fully supportive of the Montreal Accord.
Structured Finance Vehicles
We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivative contracts with these funds to help the funds provide investors with the desired exposure and hedge our exposure related to these derivatives by investing in other funds. In addition, we also sponsor certain vehicles that provide investors with access to debt portfolios through the issuance of commercial paper. We consolidate those vehicles where our interests expose us to a majority of the expected losses or residual returns, or both. Assets held by the vehicles in which we have a significant variable interest but which are not consolidated totalled $132 million as at October 31, 2008 ($353 million in 2007). Our exposure to loss from vehicles related to this activity is limited to the amount of our investment, which totalled $40 million as at October 31, 2008 ($99 million in 2007). In the event we choose to or are required to terminate our relationship with these vehicles, we would be required to settle any associated derivative contracts at their fair value.
Credit Protection Vehicle
We also sponsor Apex Trust (Apex), a Canadian special purpose vehicle that provides credit protection via credit default swaps through 12 investment-grade-rated leveraged super-senior tranches of diversified pools of U.S. and European corporate credits. Apex has exposure to approximately 450 corporate credits that are diversified by geographic region and industry, of which 74% are rated investment grade.
          On May 13, 2008, Apex was restructured and investors exchanged their original holdings for mid-term notes issued by Apex with terms of five and eight years (the Notes). Apex issued $2.2 billion of Notes, to which BMO has an exposure of $815 million. Another party to the restructuring has a $600 million exposure to the Notes through a total return swap with BMO. The total return swap has a price reset in September 2009 based on a reference index and BMO has the option to terminate the swap at that time. If BMO chooses to extend the swap, its cost may increase due to the price reset, depending on market conditions at that time.
          A senior funding facility of $1.13 billion (the Senior Facility) was also put in place pursuant to the restructuring, with BMO providing $1.03 billion of that facility. Advances under the Senior Facility rank ahead of the Notes. As at October 31, 2008, $553 million had been drawn against BMO’s committed share of the Senior Facility to fund collateral calls arising from declining mark-to-market values of the underlying credit default swaps. The Notes and the Senior Facility total approximately $3.3 billion and represent 16% of the approximately $21 billion of net notional credit positions held by the vehicle.
          Under the terms of the restructuring, BMO also entered into credit default swap contracts with the swap counterparties and into offsetting swaps with Apex. BMO has exposure to the swap counterparties for realized credit losses on the notional credit positions if those credit losses exceed the aggregate $3.3 billion value of the Notes and the Senior Facility.
          In 2007, we recorded charges of $80 million related to our exposure to Apex. In 2008, we recorded another $110 million of charges and, at the end of 2008, had $815 million exposure to the Notes, with a carrying value of $625 million. We also recorded $120 million of charges in 2008 in relation to the total return swap transaction. The foregoing charges largely related to deterioration in the credit quality of the underlying portfolios and significant increases in credit spreads given current market conditions.
          Realized credit losses on the Apex Notes will only be incurred should losses on defaults in the underlying credits exceed the first-loss protection on a tranche. There were a number of credit events in the underlying portfolios that resulted in a reduction in Apex’s first-loss protection on nine of the tranches. The two tranches with lower levels of first-loss protection experienced reductions in first-loss protection from 12.0% to an estimated 11.2% on a tranche with a notional amount of $342 million, and from 8.3% to an estimated 7.0% on a tranche with a notional amount of $875 million. These two tranches were rated A and A (high), respectively, by DBRS at October 31, 2008. Each of the other 10 tranches has first-loss protection ranging from 14.4% to 30.3%, and each was rated AAA. This substantial first-loss protection from future defaults is significantly higher than the historical credit loss experience of the corporate credits.
          Based on the total notional amount of $1,217 million for the two tranches with lower levels of first-loss protection, BMO’s exposure to loss on the Notes in respect of these tranches would be $450 million, as BMO owns 37% of the Notes.
          BMO does not consider the May 2008 purchase of the Notes described above to imply or indicate an intent to provide support to other mid-term noteholders or provide additional subordinated support to Apex. Instead, the purchase was a one-time, isolated event related to the restructuring of Apex. We do not intend to purchase additional mid-term notes of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur.
Structured Investment Vehicles
Credit investment management vehicles provide investors with opportunities to invest in customized, diversified debt portfolios in a variety of asset and investment grade rating classes.
          We hold subordinate capital notes of two BMO-managed London-based Structured Investment Vehicles (SIVs), Links Finance Corporation (Links) and Parkland Finance Corporation (Parkland), with a carrying value of $nil. The investments are recorded as available-for-sale securities in our Consolidated Balance Sheet. Our exposure to loss relates to our investments in the vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of the senior notes.
          The assets held by Links and Parkland at October 31, 2008 totalled US$6.8 billion and €698 million, respectively. The fair value of our derivative contracts outstanding with the SIVs as at October 31, 2008 was recorded in our Consolidated Balance Sheet as a derivative asset of $57 million (derivative liability of $11 million in 2007). We earned investment management fees of $5 million and $21 million in 2008 and 2007, respectively, for managing these portfolios.
          In the event we choose to or are required to terminate our relationship with these vehicles, any associated derivative contracts would be settled at their fair value.
          On March 3, 2008, we agreed to provide senior-ranked support for the funding of Links and Parkland through BMO liquidity facilities. The facilities backstop the repayment of senior note obligations to facilitate the SIVs’ access to further senior funding, provide supplemental funding and permit the SIVs to continue the strategy of selling assets in an orderly manner.

BMO Financial Group 191st Annual Report 2008 | 65

MANAGEMENT’S DISCUSSION AND ANALYSIS
          Consistent with the strategy of selling assets in an orderly manner, the pace of asset sales slowed during the fourth quarter as a result of market conditions. The amount drawn under the facilities is expected to be less than the current maximum committed amount for both SIVs and is expected to be at its highest level in July 2009. It is currently anticipated that the SIVs will continue the strategy of selling assets in an orderly manner based upon market conditions. However, for illustrative purposes: if there were no further asset sales and assets were repaid as we anticipate given their terms, by July 2009, we would expect that draws under the Links facility would be US$3.0 billion higher than at October 31, 2008 and draws under the Parkland facility would be €160 million higher. At October 31, 2008, amounts drawn on the facilities totalled US$3.7 billion and €477 million, respectively. The liquidity facilities total a maximum of approximately US$7.7 billion for Links and €672 million for Parkland at October 31, 2008. Advances under the liquidity facilities rank ahead of the SIVs’ subordinated capital notes. The total amount drawn under the liquidity facilities is impacted by a number of factors, including the pace and price of asset sales, the maturity profile of the senior notes and asset maturities. While the assets of the SIVs mature over time, the majority of the assets are anticipated to be repaid in the period between 2010 and 2012.
          The SIVs’ capital noteholders will continue to bear the economic risk from actual losses up to the full amount of their investment. The par value of the subordinate capital notes less realized losses in Links and Parkland at October 31, 2008 was US$1.17 billion and €158 million, respectively, and BMO holds a nominal amount of capital notes with a carrying value of $nil. While the market value of the SIVs’ assets is currently lower than the amount of senior debt outstanding, BMO believes that the first-loss protection provided by the subordinate capital notes exceeds future expected losses.
          Although the credit quality of the assets in the SIVs has weakened due to market conditions and some of the debt securities in the SIVs were downgraded during the fourth quarter, the asset quality of Links and Parkland remains high, with approximately 84% of debt securities rated Aa or better by Moody’s, 73% rated AA or better by S&P and 98% rated investment grade. Certain of the debt security ratings are on credit watch, for downgrade. The senior notes of the SIVs are rated AA– by S&P and Aaa by Moody’s (on review for downgrade). The SIVs hold no direct exposure to U.S. subprime mortgages. Links holds a diversified mix of debt securities, including senior and subordinated commercial bank debt (33.4%), collateralized bond obligations and collateralized loan obligations whose underlying assets are primarily corporate obligations (19.3%), debt securities wrapped by monolines (Ambac, FGIC, FSA and MBIA) (10.0%), residential mortgage-backed securities (RMBS) (13.7%) and commercial mortgage-backed securities (6.4%). Collateralized bond obligations include US$83 million (1.2% of assets) backed primarily by U.S. subprime and Alt-A RMBS collateral. Parkland’s asset diversification is broadly in line with that of Links.
Auction-Rate Securities
Auction-rate securities (ARS) are typically short-term notes issued by trusts in the United States to fund long-term, fixed-rate debt instruments (corporate or municipal bonds issued primarily by municipalities, student loan authorities and other sponsors). The interest rate on ARS is regularly reset every 7 to 35 days through auctions managed by financial institutions. A disruption in the market for ARS occurred in the early part of 2008.
          There are no BMO-sponsored ARS programs in the market and BMO does not own any ARS in its trading portfolios. However, in the fourth quarter of 2008, BMO offered to purchase from client accounts US$143 million of ARS at par value plus accrued interest. During the fourth quarter, BMO recorded a charge of $12 million ($8 million after tax) in respect of the valuation of ARS expected to be tendered to our offer.
Exposure to Major Financial Institutions
In recent months, there have been significant developments affecting U.S. and European based financial institutions, causing governments in many jurisdictions around the world to take steps to support their financial systems. During the year, BMO did not incur any significant losses related to exposure to financial institutions. BMO had closed all positions with Lehman Brothers, which sought bankruptcy protection in the fourth quarter, and recorded a $32 million charge. It consisted of a $19 million charge in PCG in respect of actions taken to support U.S. clients and, in BMO Capital Markets, a $13 million charge net of recoveries on credit default swap hedges. We also recorded a specific provision of US$31 million on a US$62 million loan to the European subsidiary of an Icelandic bank.
          In addition, given the current international economic environment, we are monitoring exposures to financial institution counterparties in certain countries. At October 31, 2008, BMO’s direct exposure to these financial institutions amounted to a modest $73 million in respect of the uncollateralized mark-to-market value of counterparty derivatives, after deduction of $8 million of collateral received in respect of our $81 million gross exposure. There were no such exposures in respect of the mark-to-market value of traded credits. A nominal adjustment for counterparty credit risk was recorded against these exposures.
Collateralized Debt Obligations (CDOs)
CDOs are obligations of a special purpose vehicle (SPV) that is created for a specific financing transaction. The SPV typically holds a nominal amount of equity. The SPV issues various tranches of rated and unrated debt securities (usually AAA to BB) that have well-defined rights to cash generated from the operation and liquidation of the vehicle’s assets. The risk of loss on the SPV’s portfolio varies by tranche. Losses will first affect the equity tranche, next the mezzanine tranches and finally the senior tranche. Super-senior is generally the most secure of all tranches. The SPV uses the cash raised through the issuance of the CDOs to invest in one or more different types of assets, including bonds, loans and mortgages. The corresponding obligations of the SPV would be, respectively, collateralized bond obligations (CBOs), collateralized loan obligations (CLOs) and collateralized mortgage obligations (CMOs). CMOs for which the underlying assets are residential properties are referred to as residential mortgage-backed securities (RMBS); CMOs for which the underlying assets are commercial properties are referred to as commercial mortgage-backed securities (CMBS).

66 | BMO Financial Group 191st Annual Report 2008

Exposure to Other Select Financial Instruments, including Collateralized Debt Obligations (CDOs)
The following table provides additional detail on select financial instruments that are held in our investment and trading books. Most of our CDOs and CLOs are fully hedged with other large financial institutions. Net CDO exposure is minimal at $29 million, consisting of the $12 million carrying value of unhedged and wrapped instruments and a $17 million cumulative net loss on hedged investments. Net CLO exposure is also modest, at $107 million, consisting of the $83 million carrying value of unhedged and wrapped investments and a $24 million net loss on hedged instruments.
          BMO has invested only in senior and super-senior tranches of CDOs and CLOs. Tranche ratings in the table use the lowest external rating available provided by S&P, Moody’s or Fitch. The differences between hedged investment amounts and carrying value of hedged investment amounts reflect mark-to-market adjustments, which are generally recoverable through total return or credit default swaps. The underlying securities are a wide range of assets. BMO’s investments typically represent about 20% of the pool but can be as low as 5% and as high as 50%. Approximately 70% of the hedged investment amounts have been hedged through swaps with three financial institution counterparties rated A– to AA. The value of BMO’s interest in those hedges is supported by collateral held, with the exception of relatively modest amounts, as permitted under counterparty agreements. The remainder of the hedged investment amounts is hedged through three monoline insurer counterparties rated A to AAA.

Exposure to Other Select Financial Instruments ($ millions) (Note 1)

		Carrying		Carrying
		value of		value of	Cumulative
		unhedged and	Hedged	hedged	loss in value	Cumulative	Net losses
	Tranche	wrapped	investment	investment	of hedged	gain on	on hedged
As at October 31, 2008	rating	investments	amounts	amounts	investments	hedges	investments

CDOs (2)	AAA	12						Sundry securities
	AAA		805	542	(263)	263	–	Hedged with FIs rated A– or better
	AAA		308	274	(34)	17	(17)	Hedged with monolines rated AAA (3)
	A– to AA+		1,250	724	(526)	526	–	Hedged with FIs rated A– or better
	B– to BB+		184	117	(67)	67	–	Hedged with FIs rated A– or better
	CCC or worse		18		(18)	18	–	Hedged with FIs rated AA– or better

		12	2,565	1,657	(908)	891	(17)

CLOs	AAA	83						Mostly U.K. and European mid-size corporate loans
	AAA		836	773	(63)	63	–	Hedged with FIs rated A or better (3)
	AAA		1,201	1,082	(119)	95	(24)	Hedged with monolines rated A or better (3)

		83	2,037	1,855	(182)	158	(24)

Residential MBS (4) No subprime	AAA	37						Mostly U.K. and Australian mortgages
U.S. subprime – wrapped	AAA	4						Wrapped with monolines rated AAA (3)
	A– to AA+	17						Wrapped with monolines rated A
	B– to BB+	9						Wrapped with monolines rated BB (3)
U.S. subprime	AAA		257	184	(73)	73	–	Hedged with FIs rated AA or better
	A– to AA+		110	76	(34)		(34)	Hedged with FIs rated AA or better
	B– to BB+	2						Mostly low loan-to-value or older U.S. mortgages

		69	367	260	(107)	73	(34)

Commercial MBS	AAA	49						European, U.K. and U.S. commercial real estate loans
	A– to AA+	95						Mostly Canadian commercial and multi-use residential loans

		144

Asset-backed	AAA	220						Mostly Canadian credit card receivables and auto loans
securities (ABS)	AAA		120	120			–	Hedged with monolines rated AAA
	A– to AA+	111						Mostly Canadian credit card receivables and auto loans
	BBB– to BBB+	68						Collateral notes on Canadian credit card receivables

		399	120	120			–

FIs	= Financial Institutions
(1)	Most of the unhedged and wrapped investments were transferred to the available-for-sale portfolio effective August 1, 2008.
(2)	CDOs include indirect exposure to approximately $0.7 billion of U.S. subprime residential mortgages. As noted above, this exposure is hedged via total return swaps with three large non-monoline financial institutions. Amounts exclude the $1.5 billion notional value of CDO credit default swap (CDS) protection purchases from two credit derivative product company counterparties and corresponding CDS protection provided to other financial institutions in our role as intermediary.
(3)	Certain ratings are under review.
(4)	Wrapped MBS have an insurance guarantee attached and are rated inclusive of the wrap protection. RMBS included in the hedged investment amounts of $367 million have exposure to approximately $179 million of underlying U.S. subprime loans.

BMO Financial Group 191st Annual Report 2008  |  67

MANAGEMENT’S DISCUSSION AND ANALYSIS
Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. Our arrangements with certain variable interest entities have been addressed on pages 63 to 66 and 69 to 70 of Management’s Discussion and Analysis. The discussion that follows addresses our remaining off-balance sheet arrangements.
Credit Instruments
In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also engage in securities lending where we lend either our securities or our customers’ securities to third parties. This exposes us to credit risk, as a third party may not return the securities as agreed. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.
          There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would lead a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to ensure that there are no undue concentrations in any geographic region or industry.
          The maximum amount payable by BMO in relation to these credit instruments was approximately $99 billion at October 31, 2008 ($110 billion in 2007). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments as it does not take into account any amounts that could possibly be recovered under recourse or collateralization provisions. In addition, a large majority of these commitments expire without being drawn upon. Further information on these instruments can be found in Note 5 on page 115 of the financial statements.
          Securities lending commitments are generally short-term in nature and subject to recall on a demand basis. For all other credit commitments outlined above, in the absence of an event that triggers a default, early termination by BMO may result in breach of contract.
Variable Interest Entities (VIEs)
Our interests in VIEs are discussed primarily on pages 63 to 66 and 69 to 70. Capital and Funding Trusts are discussed below.
Capital and Funding Trusts
BMO Subordinated Notes Trust (SN Trust) issued $800 million of BMO Trust Subordinated Notes (the Notes) in 2007, the proceeds of which were used to purchase a senior deposit note from BMO. We hold all of the outstanding voting trust units in SN Trust and will do so at all times while the Notes are outstanding. We are not required to consolidate SN Trust. BMO will not terminate SN Trust while the Notes are outstanding, unless SN Trust has sufficient funds to pay the redemption price on the Notes and only with the approval of the Office of the Superintendent of Financial Institutions. We also provide a $30 million credit facility to SN Trust, of which $5 million had been drawn at October 31, 2008 ($5 million in 2007). We guarantee payment of the principal, interest, redemption price, if any, and any other amounts on the Notes on a subordinated basis.
          BMO Covered Bond Trust (the CB Trust) was created to guarantee €1 billion of bonds issued by BMO in 2008. BMO sold assets to the CB Trust in exchange for a promissory note. The assets of the CB Trust have been pledged to secure payment of the bonds issued by BMO. This program is referred to as our covered bond program. We are required to consolidate the CB Trust as we are exposed to the majority of the expected losses and residual returns.
Guarantees
Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives (including but not limited to credit default swaps and written options), along with indemnification agreements.
          The maximum amount payable, without consideration of recovery through our recourse and collateral provisions, was $120 billion as at October 31, 2008 ($93 billion in 2007).
          For a more detailed discussion of these agreements, please see Note 7 on page 118 of the financial statements.
Financial Instruments
As a financial institution, most of BMO’s balance sheet is comprised of financial instruments and the majority of our net income results from gains, losses, income and expenses related to financial instruments.
          Financial instrument assets include cash resources, securities, loans, customers’ liabilities under acceptances and derivative instruments. Financial instrument liabilities include deposits, derivative instruments, acceptances, securities sold but not yet purchased, securities lent or sold under repurchase agreements, subordinated debt, preferred share liability and capital trust securities.
          Financial instruments are used for both trading and non-trading activities. Non-trading activities generally include the business of lending, long-term investing, funding and asset-liability management.
          Our use of financial instruments exposes us to credit and counter-party risk and various market risks, including equity price risk, commodity price risk, interest rate risk and foreign currency risk. A discussion of how we manage these and other risks as well as structural interest rate sensitivities can be found in the Enterprise-Wide Risk Management section on pages 73 to 84 of this MD&A. Further information on how we determine the fair value of financial instruments is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of the MD&A that follows.

68 | BMO Financial Group 191st Annual Report 2008

Critical Accounting Estimates
The Notes to BMO’s October 31, 2008 Consolidated Financial Statements outline our significant accounting estimates. The following accounting estimates are considered particularly important, as they require significant judgments by management. Management has established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.
Allowance for Credit Losses
The allowance for credit losses adjusts the value of credit assets to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.
          One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances (including securities borrowed or purchased under resale agreements). Over the past 10 years, the ratio has ranged from a high of 0.66% in 2001 to a low of (0.07%) in 2004. This ratio varies with changes in the economy and credit conditions. If we applied these high and low ratios to average net loans and acceptances (including securities borrowed or purchased under resale agreements) in 2008, our provision for credit losses would range from a provision of $1,387 million to a net recovery of $147 million. Our provision for credit losses in 2008 was $1,330 million.
          Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit risk on page 76 as well as in Note 4 on page 113 of the financial statements.
Financial Instruments Measured at Fair Value
BMO records securities and derivatives at their fair value. Fair value represents our estimate of the proceeds we would receive, or would have to pay in the case of a derivative liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2008 was as follows:

			Available-
		Trading	for-sale	Fair value	Derivative
(%)		securities	securities	liabilities	instruments

					Asset	Liability

	Valued using quoted
	market prices	99	28	95	6	3
	Valued using internal models
	(with observable inputs)	–	67	5	91	96
	Valued using internal models
	(without observable inputs)	1	5	–	3	1

	Total	100	100	100	100	100

The sensitivity analysis on our Level 3 assets is included in Note 3 on page 110 of the financial statements.
          Valuation models use general assumptions and market data and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk, valuation considerations, administrative costs and closeout costs. For example, the credit risk adjustment incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads.
          Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where adjustments must be made to the model estimates to arrive at fair value. In 2007, we changed our valuation process to incorporate a more appropriate market-based valuation methodology for the commodities portfolio.
          The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are rare and are made only when we feel that the change will result in better estimates of fair value.
Valuation Adjustments

As at October 31 ($ millions)	2008	2007

Credit risk	153	50
Liquidity risk	39	20
Administrative costs	7	7
Other	30	2

	229	79

The increase in the adjustment for credit risk was due to wider relative credit spreads between our counterparties and BMO. The increase in the adjustment for liquidity risk was due to widening bid/ask spreads as liquidity in the market decreased in late 2008. Illiquid markets at the end of 2008 also caused the increase in the other adjustments.
Accounting for Securitizations
When loans are securitized, we record a gain or loss on sale. In determining the gain or loss, management must estimate the net present value of expected future cash flows by relying on estimates of the amount of interest and fees that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be repaid before their scheduled maturity, credit losses, the fair value cost of servicing and the rate at which to discount these estimated future cash flows. Actual cash flows may differ significantly from those estimated by management. If management’s estimate of future cash flows were different, our gain on securitization recognized in income would also be different. The interest rate used to discount expected future cash flows is the estimate that most affects the gain on securitization. A 10% decrease in the interest rate would have resulted in a decrease of approximately $53 million in the amount of the deferred purchase price recorded in available-for-sale securities and in securitization revenues.
          Additional information concerning accounting for securitizations, including sensitivity analysis for key assumptions, is included in Note 8 on page 118 of the financial statements.
Accounting for Variable Interest Entities
In the normal course of business, BMO enters into arrangements with variable interest entities (VIEs). VIEs include entities with equity that is considered insufficient to finance the entity’s activities or in which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by accounting standard setters.
BMO Financial Group 191st Annual Report 2008 | 69

MANAGEMENT’S DISCUSSION AND ANALYSIS
          We use a qualitative estimation process to determine whether an entity is a VIE and whether BMO holds a variable interest in that VIE. We also use a variety of complex estimation processes involving qualitative and quantitative factors to calculate and analyze a VIE’s expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability of those cash flows and allocating the losses and returns among the identified parties holding variable interests. These processes enable us to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, and thus which party should consolidate the entity.
          We are required to reconsider if consolidation is required when our obligation to absorb expected losses or residual returns increases. If there is a change in events that leads to BMO absorbing the majority of the expected losses or residual returns BMO would be required to consolidate the VIE as of the date of the change.
          With respect to Apex, reconsideration events would include BMO purchasing additional Notes, granting additional liquidity facilities, an increase to the loan amount extended by BMO beyond what is contemplated under the existing credit lending facilities, or guaranteeing repayment on Notes held by third parties. Each of these reconsideration events could result in BMO absorbing additional expected losses or residual returns. It is not expected that such reconsideration events will occur in the near future. The issuance of an expected loss note by Apex would also be considered a reconsideration event but would not likely result in BMO absorbing additional expected losses or residual returns. If the total return swap held by a third party is terminated, another third party would have to be found to absorb the exposure to the underlying Notes, otherwise BMO would be required to consolidate Apex.
          With respect to Links and Parkland, reconsideration events include a purchase or sale by BMO of capital notes, provision of additional lending facilities, an increase to the loan amount extended by BMO beyond what is contemplated under the existing credit lending facilities, asset for capital note exchanges and provision of a guarantee by BMO to compensate note holders for realized losses. The reconsideration event that is most likely to occur is an increase in our lending facilities. If we were to provide an increase in our lending facilities prior to July 2009, we would not expect to consolidate at that time based on our current assessment of our exposure to expected losses.
          A reconsideration event for our Canadian multi-seller conduits includes the purchase or sale by BMO of asset-backed commercial paper (ABCP) issued by the conduits and the granting of additional liquidity facilities or credit enhancement. Since BMO regularly purchases and sells ABCP issued by our Canadian multi-seller conduits, we continually monitor expected losses to ensure they do not approach consolidation thresholds.
          A reconsideration event for our U.S. multi-seller conduit includes the purchase or sale by BMO of ABCP issued by the conduit, the addition of new programs and the granting of additional liquidity facilities or credit enhancement. Repayment of the expected loss note would also be a reconsideration event and a third party would have to be found to absorb the majority of the expected losses otherwise BMO would be required to consolidate. We monitor BMO’s exposure to expected losses as reconsideration events occur and increase the expected loss note so that consolidation is not required.
          Additional information concerning BMO’s involvement with variable interest entities is included on pages 63 to 66 as well as in Note 9 on page 120 of the financial statements.
Pensions and Other Employee Future Benefits
BMO’s pensions and other employee future benefits expense is calculated by our actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is the management estimate that most affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate expected equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed income and equity assets. With all other assumptions held constant, a 1 percentage point decline in the expected rate of return on plan assets would result in an increase in pension expense for 2009 of approximately $45 million. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.
          Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. For our Canadian plans, which currently represent 82% of BMO’s pension obligations, we determine a discount rate at each year-end using market rates applicable to high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments.
          Additional information regarding our accounting for pensions and other employee future benefits, including sensitivity analysis for key assumptions, is included in Note 24 on page 139 of the financial statements.
Other Than Temporary Impairment
We review available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary. In making this assessment, we consider such factors as the type of investment, the length of time and extent to which the fair value has been below the cost, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment long enough to allow for any anticipated recovery. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, since we expect to realize the full value of these investments by holding them until they recover in value or to maturity.
          We also have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations. Quoted market value is considered to be fair value for actively traded securities. At the end of 2008, there were total unrealized losses of $352 million on securities on which the cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $7 million related to securities for which the cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.
          Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in Note 3 on page 109 of the financial statements.

70 | BMO Financial Group 191st Annual Report 2008

Customer Loyalty Program
During the year ended October 31, 2008, we settled the liability associated with our credit card customer loyalty rewards program. We are no longer required to estimate and accrue a liability associated with the future redemption of rewards issued to our customers under the new agreement. The ongoing costs of our credit card loyalty program are recorded as a reduction in non-interest revenue, card fees in our Consolidated Statement of Income.
          Additional information regarding our accounting for our customer loyalty program is included in Note 16 on page 131 of the financial statements.
Income Taxes
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Shareholders’ Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
          Additional information regarding our accounting for income taxes is included in Note 25 on page 142 of the financial statements.
Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the fair value of each group of businesses to ensure that the fair value of the group is greater than its carrying value. If the carrying value exceeds the fair value of the group, a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, we employ internally generated valuation models consistent with those used when we are acquiring businesses. Valuation models used to determine fair value include discounted cash flows, comparable acquisitions and industry multiples. These models are dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisitions, and the availability of comparable acquisition data. Changes in each of these assumptions will impact the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2008, the estimated fair value of each of our groups of businesses was greater than its carrying value.
          Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending upon the nature of the asset. There are no intangible assets with indefinite lives. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment has been identified for the years ended October 31, 2008, 2007 and 2006.
          Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 129 of the financial statements.
Contingent Liabilities
BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.
          Contingent litigation loss provisions are recorded when it becomes likely that BMO will incur a loss and the amount can be reasonably estimated. BMO’s management and internal and external experts are involved in assessing any likelihood and in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amounts provided. Additional information regarding contingent liabilities is included in Note 29 on page 146 of the financial statements.

Changes in Accounting Policies in 2008
Transfer of Financial Assets
On August 1, 2008, we adopted the CICA’s new accounting guidance permitting the transfer of certain financial assets out of trading portfolios into available-for-sale. For details of the specific accounting change and related impacts, refer to Note 3 on page 109 of the financial statements.
Financial Disclosures
New disclosures that resulted from changes by Canadian standard setters in the current year are disclosed as follows: financial instruments disclosures – Notes 3, 4, 15, 29 and 30; capital management – Note 22; and risk management – Note 6.

Future Changes in Accounting Policies
Goodwill and Intangibles
Effective November 1, 2008, BMO adopted the CICA’s new handbook section “Goodwill and Intangible Assets” with effect for the 2009 fiscal year. This section clarifies the recognition and measurement criteria for intangible assets and, in particular, for intangible assets that are generated internally. The impact of implementation of this standard will not be material to our results of operations or financial position.
Transition to International Financial Reporting Standards
Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will issue our financial results for the quarter ended January 31, 2012 prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010.
          In order to meet the requirement to transition to IFRS, we have established an enterprise-wide project and formed an executive steering committee. We are following a transition plan comprised of three phases: IFRS diagnostic assessment, implementation and education, and completion of all integration system and process changes. We are on track, having completed the diagnostic phase of our project, and we have entered the early stages of the implementation and education phase of our plan. Due to anticipated changes in International Accounting Standards prior to our transition to IFRS, we are not in a position to determine the impact on our financial results.

BMO Financial Group 191st Annual Report 2008 | 71

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Annual Report on Disclosure Controls and
Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President & Chief Executive Officer (CEO) and the Interim Chief Financial Officer (Interim CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
          An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of October 31, 2008 by BMO Financial Group’s management under the supervision of the CEO and the Interim CFO. Based on this evaluation, the CEO and the Interim CFO have concluded that, as of October 31, 2008, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein.
Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO Financial Group.
          BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          BMO Financial Group’s management, under the supervision of the CEO and the Interim CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2008.
          BMO Financial Group’s auditors, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has issued an audit report on our internal control over financial reporting. This audit report appears on page 103.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting in fiscal 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Pre-Approval of Shareholders’ Auditors’ Services and Fees
Pre-approval Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the Board ensures the strict application of BMO’s corporate policy limiting the services provided by the Shareholders’ Auditors that are not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise, or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2008 and 2007 were as follows:

Fees ($ millions) (1)	2008	2007

Audit fees	11.6	12.0
Audit-related fees (2)	0.1	0.1
Tax fees	–	–
All other fees (3)	0.1	0.1

Total	11.8	12.2

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2008 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures. Audit-related fees for 2007 relate to fees paid for accounting advice and specified procedures on the Proxy Circular.

(3)	All other fees for 2008 and 2007 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2008 were corporate recovery services grandfathered under BMO’s Auditor Independence Policy.

72 | BMO Financial Group 191st Annual Report 2008

Enterprise-Wide Risk Management

Text and tables identified with a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2008 annual consolidated financial statements. They present required GAAP disclosures as set out by the Canadian Institute of Chartered Accountants (CICA) in CICA handbook section 3862, Financial Instruments – Disclosures, which permits cross-referencing from the financial statement notes to the MD&A.
BMO Financial Group has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. These risks are classified as credit and counterparty, market, liquidity and funding, operational, business, model, strategic, reputation and environmental risk.
Effective risk management relies on a comprehensive risk
governance structure and three lines of defence working in partnership to identify, measure, monitor and manage risk.

BMO’s risk management framework guides our risk-taking activities in order to align them with client needs, shareholder expectations and regulatory requirements. The framework provides for not only the direct management of each individual risk type but also the management of risks on an integrated basis, with three lines of defence in the management of risk.
Comprehensive Risk Governance
BMO’s risk governance structure promotes making sound business decisions by balancing risk and reward. It promotes revenue-generating activities consistent with our standards and risk tolerance levels and drives the maximization of long-term shareholder return.
          Our comprehensive risk governance structure (see box below) includes a body of corporate policies approved by the Board of Directors or its committees, as well as supporting corporate standards and operating procedures. These are reviewed on a regular basis to ensure that they provide effective guidance for the governance of our risk-taking activities. In each line of business, management ensures that governance

Board of Directors is responsible for the stewardship of BMO and supervising the management of the business and affairs of the Bank. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, promoting a culture of integrity, the identification and management of risk, internal controls, succession planning and evaluation of senior management, communication and public disclosure and corporate governance.
Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, and compliance with risk-related regulatory requirements.
Audit Committee of the Board of Directors independently monitors and reports to the Board of Directors on the effectiveness of disclosure controls & procedures and internal controls, including internal control over financial reporting.
The President and Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. The Risk Management Committee and its sub-committees as well as Enterprise Risk and Portfolio Management support the CEO.
Risk Management Committee (RMC) and RMC Sub-committees – The RMC is BMO’s senior risk committee. The RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC ensures that risk oversight and governance occur at the highest levels of management. This committee is chaired by the Chief Risk Officer (CRO). The RMC Sub-committees have oversight responsibility for the risk and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. The RMC and its sub-committees ensure that the risks incurred across the enterprise are consistent with our risk strategy and are identified, measured, monitored and reported in accordance with policy and within delegated limits.
Enterprise Risk and Portfolio Management (ER&PM) encompasses oversight of the credit, operational and market risk functions. It promotes consistency of risk management practices and standards across the enterprise. ER&PM facilitates a disciplined approach to risk-taking through the execution of transactional and portfolio management, policy formulation, risk reporting, modelling, vetting and risk education responsibilities. This approach seeks to meet corporate objectives and to ensure that risks taken are consistent with BMO’s risk tolerance.
Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are escalated to ER&PM.

BMO Financial Group 191st Annual Report 2008  |  73

MANAGEMENT’S DISCUSSION AND ANALYSIS
activities, controls and management processes and procedures are consistent with our overall risk management framework.
          BMO’s risk principles, risk policies and risk tolerance shape our risk limits and these limits are reviewed and approved annually by the Risk Review Committee of the Board for:
•	credit and counterparty risk – limits on country, industry, portfolio/product segments, group and single-name exposures;

•	market risk – limits on Market Value Exposure, Earnings Volatility and stress testing exposures; and

•	liquidity and funding risk – limits on minimum levels of liquid assets and maximum levels of asset pledging, as well as guidelines approved by senior management for liability diversification and credit and liquidity commitments.
These risk limits generally encompass both on- and off-balance sheet arrangements.
          Individual governance committees further establish and monitor comprehensive risk management limits consistent with and subordinate to the Board-approved limits. Loss limits are also in place, providing an early warning mechanism to effectively address potential loss situations.
          Our operating groups represent the first line of defence in BMO’s management of risk. Their mandate is to identify suitable business opportunities and to adopt strategies and practices that will optimize return on capital or achieve other business objectives. Each operating group must ensure that it is acting within its delegated risk-taking authority as set out in our corporate risk policies and limits. Limits are set for the operating groups, each of which has effective processes and controls in place to enable them to operate within these limits.
          Our second line of defence in the management of risk is provided by our Risk Management Group and Other Corporate Areas. All of these groups partner with the operating groups in achieving their business objectives. It is the responsibility of the Corporate Risk Management group to recommend and set corporate risk management policies and establish the infrastructure, processes and practices that address all significant risks across the enterprise. Corporate Risk Management maintains its independent risk judgment and works in partnership with the lines of business to assess, monitor and report all significant risks to senior management and, as appropriate, the Board of Directors.
          Our third line of defence is the Corporate Audit Group. This group monitors the efficiency and effectiveness of controls across various functions within our operations, the reliability of financial reporting, and compliance with applicable laws and regulations. The Corporate Audit Group provides timely independent assurance to stakeholders, through the Board, that BMO Financial Group is adequately and effectively identifying risk, is implementing appropriate controls and is following through on risk mitigation plans.
Strengthening Risk Management Capabilities
Sound enterprise-wide risk management relies upon the competence and experience of our business leaders and risk professionals to:
•	promote a culture that places high value on transparent, disciplined and effective risk management processes and controls;

•	monitor adherence to established risk management standards for the transparent evaluation and acceptance of risk; and

•	apply sound business judgment, using effective business models in decision-making.
To enhance our risk management capabilities, managers and lenders are offered a progressive curriculum of relevant courses by BMO’s Institute for Learning. These courses, together with defined job exposures, provide training and practice in sound credit risk management as a prerequisite to the granting of appropriate discretionary lending limits to qualified professionals.
          Over the past year, the uncertain and volatile economic climate has dominated headlines around the world. The global economy and financial markets have experienced challenges, resulting in a tightening of the credit markets. We believe that a business that effectively manages the risks it faces, and is disciplined in its approach, will have an advantage over its competitors in periods of economic uncertainty.
          Proceeding from this belief, in 2007 we began a review to ensure that we do the best job possible of identifying and managing risk. While this exercise confirmed some significant strengths, it also identified opportunities for improvement. We have adopted the recommendations arising from the review, and are implementing them through our Risk Evolution Initiative. The objectives of this initiative include: creating a more collaborative and team-based approach to risk management to ensure risk is assessed and managed on a comprehensive basis, improving risk reporting, enhancing the operation of our risk committees, expanding risk education for all executives across the enterprise, partnering with the Operating Groups to ensure risk transparency and risk-return optimization, and ensuring clear accountabilities for the management of risk across the enterprise. The Risk Management Group and our operating groups are committed to partnering to create transparency in the assessment of our risks and our risk/return-related discussions, while still having the Risk Management Group maintain its independence in risk judgments. Further, we are building risk-related insights into our strategic plans, and aligning our strategic objectives with BMO’s risk appetite. In addition, during the year we strengthened our risk management capabilities by adding a number of senior executives to the risk management areas through external hires and transfers from other parts of the organization.
          To further the recognition and management of risk within our businesses, we have recently added Chief Risk Officers to each of our operating groups. This highlights our commitment to the management of risk in an integrated fashion at the operating group level, and raises the stature of risk management across the enterprise.
          Our Risk Evolution Initiative seeks to strengthen our risk management practices and culture. BMO has a long tradition of strength in areas of risk management. Our objective is to consistently occupy a position of leadership in the management of risk.
Effective Processes
Rigorous processes, periodically reviewed by Corporate Audit Division, are used across BMO to:
•	develop policies and limits for approval by senior management and the appropriate governance committees;

•	monitor compliance with policies and limits;

•	maintain contingency plans;

•	track variables for changing risk conditions; and

•	provide timely reports to senior management and the appropriate governance committees.
Integrated Risk Management
Integrated risk management encourages a strong risk management culture and ensures alignment with BMO’s enterprise-wide strategic goals.
          The management of risk is integrated with our strategic agenda and our management of capital. This is intended to ensure that risks incurred in pursuit of BMO’s strategic objectives are consistent with our targets for total shareholder return and credit ratings, as well as our risk appetite. The formal implementation of the Internal Capital Adequacy Assessment Process (ICAAP) during 2008 further integrated the evaluation of our capital adequacy with the associated capital targets and capital strategies, while also taking into consideration our strategic direction and risk appetite.
          BMO’s risk management group is a key stakeholder in the Initiative Decisioning Process, which identifies and considers changes to the enterprise’s risk profile associated with new business initiatives, including new product initiatives, prior to their approval. Risk management also utilizes Economic Capital measures, stress testing and scenario analysis to assess the relative magnitude of risks taken and the distribution of those risks across the enterprise’s operations.

74 | BMO Financial Group 191st Annual Report 2008

          The newly created operating group CRO positions help manage risk on an integrated basis at the business unit level. The operating group CROs also participate in the senior management leadership team meetings for each of our businesses.
          Stress testing and scenario analysis assist in measuring the impact on our operations of extreme but plausible operational, political, economic, credit and market events. Scenarios designed in collaboration with our economists, equity research department and risk management groups are based on historical or hypothetical events, a combination thereof, or significant economic developments such as a rapid increase in the value of the Canadian dollar, a real estate downturn or higher energy costs. These tests and analyses are then applied to all significant and relevant risk-taking portfolios across the enterprise. As stipulated by the Basel II Capital Accord, BMO also conducts stress testing of regulatory credit capital across all material portfolios using the Advanced Internal Ratings Based (AIRB) Approach calculation methodology.
          We also conduct ongoing stress testing and scenario analysis designed to test BMO’s credit exposures to a specific industry, to several industries or to specific products that are highly correlated. These tests attempt to gauge the effect of various scenarios on default probabilities and loss rates in the portfolio under review. This provides senior management with significant insight into the sensitivity of our exposures to underlying risk characteristics of specific industries.
Basel II
Framework
BMO adopted the Basel II framework effective November 1, 2007. The framework promotes the adoption of stronger risk management practices, provides more risk-sensitive regulatory capital requirements, and promotes the use of an enterprise’s internal estimates. Under the framework, there are three increasingly risk-sensitive approaches to the calculation of regulatory capital requirements for credit and operational risk. The approaches available for the computation of credit risk are: Standardized, Foundation IRB and IRB Advanced (AIRB). For operational risk the approaches that may be followed are: Basic Indicator, Standardized or Advanced Measurement.
          BMO has chosen to apply the most advanced AIRB approach for calculations related to credit risk in our portfolio, except for our subsidiary Harris Bankcorp, Inc., which currently uses the Standardized Approach. We have adopted the Standardized Approach for calculations related to operational risk.
          BMO Financial Group conducts business through a variety of corporate structures, including subsidiaries and joint ventures, and the Basel II framework applies across the entire enterprise.
          BMO Financial Group calculates regulatory capital requirements at the enterprise level, and for the following subsidiaries: Bank of Montreal Mortgage Corporation and BMO Trust Company. All of BMO’s subsidiaries must meet the regulatory and legislative requirements of the jurisdictions in which they operate, which may affect the deployment of capital within each operating group. A framework is in place to ensure that subsidiaries and their parent entity have access to capital and funding as required to support their ongoing operations under both normal and stressed conditions.
          Under the AIRB Approach, risk-weighted assets (RWA) are calculated based on the internal risk ratings assigned to each exposure (asset). Parameters used are model-driven, based on historical experience and other metrics. Models are recalibrated as required, and are subject to periodic validation and regulatory review and approval.
          Under the Standardized Approach, risk weightings are determined based on the Basel Asset Class and the risk rating of the counterparty.

Basel II Risk-Based Parameters
Exposure at Default (EAD) represents the outstanding amount of a credit exposure, adding back any specific provisions taken or any amounts partially written off. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amount that may be drawn at the time of default.
Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.
Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the calculation of a PD.
          Reporting under Basel II is generally by Basel Asset Class and exposure type. For the calculation of credit risk, BMO’s portfolio can be broken down into wholesale, retail and non-counterparty managed assets. Within the wholesale portfolio, the asset classes are: corporate, specialized lending, banks, sovereign, small and medium enterprises treated as corporate, securitization and equity. Within the retail portfolio, the asset classes are: residential mortgages, home equity lines of credit, qualifying revolving retail (which includes lines of credit and credit cards), small and medium enterprises treated as retail, and other retail.
          The amount of RWA is reflective of risk ratings, risk parameters and product mix. Table 22 on page 101 provides details by Basel Asset Class and Risk Type for RWA calculation under the Basel II methodology.
          The table below provides a high-level overview of our balance sheet and corresponding Basel II Asset Class View.
Balance Sheet Accounts

As at October 31 ($ millions)	2008

Cash and other assets	100,917
Securities	100,138
Net loans and acceptances	214,995

Total Assets	416,050

Basel II View of the Balance Sheet

As at October 31 ($ millions)	2008

Non-Counterparty Managed Assets	82,428
Counterparty Managed Assets
Credit assets
Wholesale (AIRB and Standardized)	141,620
Retail (AIRB and Standardized)	91,879
Equity	1,330
Securitization	6,200
Repo style transactions	28,033
Market risk assets subject to specific risk only	64,121
Deconsolidated subsidiary assets	439

Total Assets	416,050

BMO Financial Group 191st Annual Report 2008  |  75

MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit and Counterparty Risk
Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the sale of treasury and other capital markets products and the holding of investment securities. Effective credit risk management begins with BMO’s experienced and skilled professional lending and credit risk officers, who operate in a dual control structure to authorize transactions that expose the enterprise to credit risk. These individuals are subject to a rigorous lender qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities.
Policies and Standards
BMO’s lending principles are laid out in a series of corporate policies, standards, guidelines, directives and procedures, all of which are reviewed on a regular basis to keep them current and appropriate to our risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these lending principles.
Credit Risk Governance
The Risk Review Committee of the Board of Directors ultimately oversees the management of all risks faced by the enterprise, including credit risk. Operating practices include the ongoing monitoring of credit risk exposures and regular portfolio and sector reporting to the Board and senior management committees. Performing accounts are reviewed on a regular basis, with all commercial and corporate accounts reviewed at least annually. The credit review process ensures that an appropriate structure, including covenant monitoring, is in place for each account. The frequency of reviews is increased in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention where appropriate. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures. In addition, BMO carries out regular portfolio sector reviews, including stress testing and scenario analysis based on current, emerging or prospective risks.
Risk Rating Practices
Consumer and Small Business
The consumer and small business portfolio is made up of a diversified group of individual customers and includes residential mortgages, personal loans, credit cards and small business loans. These are managed as pools of homogeneous risk exposures. For these pools, credit risk models and decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment. The characteristics of both the borrower and the loan, along with past portfolio experience, are used to predict the credit performance of new accounts. Past performance is also used, as appropriate, to predict the likely future performance of existing accounts for ongoing credit risk management.
Commercial and Corporate Lending
Within the commercial and corporate portfolios, we utilize an enterprise-wide risk rating framework that applies to all of our sovereign, bank, corporate and commercial counterparties. This framework is consistent with the principles of Basel II, under which minimum regulatory capital requirements for credit risk are

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. This is the most significant measurable risk that BMO faces.
determined. One key element of this framework is the assignment of appropriate borrower risk ratings to help quantify potential credit risk.
           BMO’s risk rating framework establishes a counterparty’s risk rating using methodologies and rating criteria based on the specific risk characteristics of the counterparty. The resulting rating is then mapped to a probability of default over a one-year time horizon. As counterparties migrate between risk ratings, the probability of their default changes. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than consumer instalment and credit card loans, which are written off when certain conditions exist, as discussed under Impaired Loans in Note 4 on page 113 of the financial statements). Future losses are estimated based on the expected proportion of the exposure that will be at risk if a counterparty default occurs, through an analysis of transaction-specific factors such as the nature and terms of the loan, collateral held and the seniority of our claim. For large corporate transactions, we also utilize unexpected loss models to assess the extent and correlation of risks before authorizing new exposures.
Below is a segmentation of the Wholesale portfolio by risk rating.
Borrower Risk Rating Scale

		Moody’s Investor		% of
BMO	Description	Services implied	Standard & Poor’s	Wholesale
rating	of risk	equivalent	implied equivalent	outstanding

Investment grade			As at October 31, 2008

I-1	Undoubted/
	Sovereign	Aaa Sovereign	AAA Sovereign	15.9

I-2	Undoubted	Aaa/Aa1	AAA/AA+	6.1

I-3	Minimal	Aa2/Aa3	AA/AA–	11.3

I-4	Modest	A1/A2/A3	A+/A/A–	6.8

I-5	Modest	Baa1	BBB+	2.8

I-6	Average	Baa2	BBB	14.7

I-7	Average	Baa3	BBB–	8.5

				66.1

Non-investment grade

S-1	Acceptable	Ba1	BB+	10.2

S-2	Acceptable	Ba2	BB	8.0

S-3	Marginal	Ba3	BB–	6.2

S-4	Marginal	B1	B+	5.2

				29.6

Watch list

P-1	Uncertain	B2	B	1.4

P-2	Watch list	B3	B–	1.4

P-3	Watch list	Caa/C	CCC/C	0.2

				3.0

D-1 and	Default	C	D

D-2	Default and			1.3
	Impaired	C	D

				1.3

76  |  BMO Financial Group 191st Annual Report 2008

Gross Loans and Acceptances (excluding Reverse Repos)
Diversification by Industry
As at October 31, 2008
Portfolio Management
Total enterprise-wide outstanding credit exposures were $395 billion as at October 31, 2008, comprised of $232 billion in Canada, $136 billion in the United States and $27 billion in other jurisdictions.
           BMO’s credit risk governance policies ensure that an acceptable level of diversification is maintained at all times. The use of structural industry risk factor limits ensures diversification of risk in the commercial and corporate lending portfolios, and allows us to closely monitor sectors where closer attention is appropriate. At year-end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.
          BMO employs a number of measures to mitigate and manage credit risk. These measures include but are not limited to strong underwriting standards, qualified professional risk managers, a robust monitoring and review process, redistributing exposures, and buying or selling insurance through guarantees or credit default swaps.
          Credit portfolio quality is discussed on page 41. Note 4 on page 113 of the financial statements and Tables 11 to 19 on pages 96 to 99 provide details of BMO’s loan portfolio, impaired loans and provisions and allowances for credit losses.
Collateral Management
The purpose of collateral for credit risk mitigation is to minimize losses that could otherwise be incurred and to protect funds employed in credit risk activities. Depending on the type of borrower, the assets available and the structure and term of the credit requirements, collateral can take various forms. Investment grade liquid securities are regularly pledged in support of treasury counterparty facilities. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular valuation, as prescribed in the relevant governing procedures, which incorporate set formulas for certain asset types along with an assessment of current economic and market circumstances.
Allowance for Credit Losses
Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with prompt identification of problem loans being a key risk management objective. BMO maintains both specific and general allowances for credit losses, the sum of which is sufficient to reduce the book value of credit assets to their estimated realizable value. Specific allowances reduce the aggregate carrying value of credit assets where there is evidence of deterioration in credit quality. We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining the appropriate level of the general allowance. This includes a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances. For business loans, these historical loss rates are associated with the underlying risk rating of the borrower, which is assigned at the time of loan origination, monitored on an ongoing basis and adjusted to reflect changes in underlying credit risk. These loss rates are further refined with regard to industry sectors and credit products. For consumer loans, loss rates are based on historical loss experience for the different portfolios. Model results are then considered along with the level of the existing allowance and management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

Market Risk
BMO incurs market risk in its trading and underwriting activities and structural banking activities.
           As part of our enterprise-wide risk management framework, we employ extensive governance and management processes surrounding market risk-taking activities. These include:
•	oversight by senior governance committees, including Trading Products Risk Committee (TPRC), Balance Sheet Management Committee (BSMC), RMC and RRC;

•	an Economic Capital plan process that incorporates market risk measures (market value exposures, stress testing);

•	process for the effective valuation of trading positions and measurement of market risk;

•	development of appropriate policies and corporate standards;

•	a well-developed limit-setting and monitoring process;

•	controls over processes and models used; and

•	a framework of scenario and stress tests for worst-case events.

Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.
BMO’s primary high-level market risk measures are Market Value Exposure (MVE) and Earnings Volatility (EV). The market value and earnings volatility exposures at October 31, 2008 are summarized in the following table.

BMO Financial Group 191st Annual Report 2008 | 77

MANAGEMENT’S DISCUSSION AND ANALYSIS
MVE and EV for Trading and Underwriting
and Structural Positions ($ millions)*

	Market	12-month	Market	12-month
As at October 31	value	earnings	value	earnings
(After-tax Canadian equivalent)	exposure	volatility	exposure	volatility

	2008	2008	2007	2007

Trading and Underwriting	(33.4)	(28.7)	(18.2)	(12.6)
Structural	(267.9)	(30.2)	(231.6)	(24.2)

* Measured at a 99% confidence interval.
Trading and underwriting MVE and EV increased over the past year primarily as a result of higher observed market volatilities for interest rates and credit spreads. Structural MVE increased over the prior year primarily due to growth in common shareholders’ equity. EV continues to be managed to low levels.
Trading and Underwriting Market Risk
BMO’s Market Risk group provides oversight of trading and underwriting portfolios by ensuring:
•	market risk of trading and underwriting portfolios is measured and modelled in compliance with corporate policies and standards;

•	risk profiles of our trading and underwriting portfolios are maintained within our risk appetite, and are monitored and reported to traders, senior executives, management and Board committees;

•	proactive identification and reporting to senior executives, management and Board committees of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures;

•	all individuals authorized to execute trading and underwriting transactions on behalf of BMO are appropriately informed of BMO’s risk-taking governance, authority structure, procedures and processes by providing access to and guidance on the relevant corporate policies and standards.
To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used including VaR, stress testing, option sensitivities, position concentrations, market and notional values and revenue losses.
           VaR and stress testing are portfolio estimates of risk but are not without their limitations. Some limitations of VaR are its assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis. Scenarios are amended, added or deleted, to better reflect changes in underlying market conditions. The results are reported to the lines of business, Trading Products Risk Committee, Risk Management Committee and Risk Review Committee on a regular basis. Stress testing is limited by the number of scenarios that can be run, and by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing are viewed as predictors of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the respective stakeholders. All risk exposures that exceed their respective delegated limits are escalated to senior management for resolution in a timely manner. The business in question is required to either bring the exposure to within limits, or consult with Market Risk on the appropriate action to be taken.

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.
Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.
Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, over a specified holding period, measured at a 99% confidence level.
Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.
          Within Market Risk, the Valuation Product Control group checks whether the valuations of all trading and underwriting portfolios within BMO are materially accurate by:
•	developing and maintaining valuation adjustment/reserve policies and issuer risk procedures in accordance with regulatory requirements and GAAP;
•	establishing official rate sources for valuation of mark-to-market portfolios; and
•	providing an independent review of trading books where trader prices are used for valuation of mark-to-market portfolios.
BMO’s Independent Price Verification process is used to validate valuations derived from trader inputs. Trader valuations are reviewed to ensure they align with an independent assessment of the market value of the portfolio. If the valuation differences exceed the prescribed tolerance threshold, a valuation adjustment is implemented in accordance with accounting policy and regulatory requirements. Prior to the final month-end general ledger close, meetings are held between the line of business, Market Risk, Capital Markets Finance and Accounting Policy to obtain concurrence on all valuation reserves and adjustments.
          At minimum, the following major categories of valuation reserves are considered when determining appropriate valuation adjustment/ reserve levels: credit spreads, close-out costs, administrative costs, liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in valuation techniques in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities. Level 1 covers the use of quoted market prices in the fair valuation process, Level 2 covers internal models with observable market information and Level 3 covers internal models without observable market information. Details of Level 1, Level 2 and Level 3 fair valuation measurements can be found in the Critical Accounting Estimates section on page 69.

78 | BMO Financial Group 191st Annual Report 2008

          Our models are used to determine market risk economic capital for each of the lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed for day-to-day risk management. Models used to determine EV exposures are the same as or similar to those used to determine VaR exposures. Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk & Vetting group. The Model Risk Corporate Standard outlines minimum acceptable requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise.
          BMO measures the market risk for trading and underwriting portfolios that meet our criteria for trading book regulatory capital treatment using an internal models approach, as well as the market risk for money market portfolios that are subject to accrual accounting rules under GAAP and are accorded banking book regulatory capital treatment.
          For trading and underwriting portfolios covered by the internal models approach, VaR is computed using BMO’S Comprehensive Value at Risk model. Our Comprehensive Value at Risk model is a Monte Carlo scenario simulation model, and its output is used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence interval and reflects the correlations between the different classes of market risk factors. For money market accrual portfolios, VaR is computed using an Analytic Value at Risk approach.
          We use a variety of methods to ensure the integrity of our risk models, including the application of backtesting against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions. The process then isolates the effects of each day’s price movements against these closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the MVE measure over a defined period. Results of this testing confirm the reliability of our models.
          Market risk exposures arising from trading and underwriting activities are summarized in the following table. The correlations and volatility data that underpin our models are updated quarterly. The last update occurred in August 2008; as a consequence the MVE measures are not fully reflective of fourth quarter volatility. However, it is not expected that BMO’s trading market risk limits would have been exceeded if the fourth quarter volatility was represented in the MVE as at October 31, 2008. Trading and underwriting Market Value Exposure has increased relative to last year, mainly due to higher observed volatilities for interest rates and credit spreads. To ensure consistency with the regulatory definition of risk classifications, effective for fiscal 2008, general credit spread risk and interest rate risk have been combined and are now reported in Interest rate risk (mark-to-market) in the Total Trading and Underwriting MVE Summary. This change does not affect the Total MVE result, only the way in which the results are reported. MVE data for October 31, 2007 has been restated to reflect this change. Additionally, as discussed in Note 3 on page 109 of the financial statements, in the fourth quarter, certain positions were transferred from our trading portfolio to our available-for-sale portfolio. These positions, however, remained in our comprehensive VaR and Issuer risk measures throughout the quarter, and are included in the MVE table which follows, as well as the graphs.
Total Trading and Underwriting MVE Summary ($ millions)*

For the year ended October 31, 2008
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(0.9)	(3.1)	(6.8)	(0.9)
Equity risk	(7.3)	(10.9)	(18.5)	(5.6)
Foreign exchange risk	(1.4)	(1.4)	(4.3)	(0.3)
Interest rate risk (mark-to-market)	(30.6)	(18.9)	(35.0)	(8.7)
Diversification	6.4	9.2	nm	nm

Comprehensive risk	(33.8)	(25.1)	(39.3)	(14.5)
Interest rate risk (accrual)	(11.6)	(5.7)	(12.5)	(1.3)
Issuer risk	(6.1)	(5.2)	(8.4)	(2.6)

Total MVE	(51.5)	(36.0)	(57.9)	(24.0)

* One-day measure using a 99% confidence interval.
nm – not meaningful

For the year ended October 31, 2007
(pre-tax Canadian equivalent)	Year-end	Average	High	Low

Commodity risk	(2.7)	(6.4)	(16.8)	(2.7)
Equity risk	(9.5)	(10.2)	(17.7)	(5.1)
Foreign exchange risk	(0.9)	(1.2)	(5.6)	(0.2)
Interest rate risk (mark-to-market)	(10.0)	(5.8)	(14.3)	(2.8)
Diversification	9.1	7.7	12.6	2.8

Comprehensive risk	(14.0)	(15.9)	(25.7)	(8.0)
Interest rate risk (accrual)	(9.1)	(17.4)	(26.8)	(8.6)
Issuer risk	(4.9)	(5.2)	(9.0)	(3.2)

Total MVE	(28.0)	(38.5)	(51.2)	(27.9)

* One-day measure using a 99% confidence interval.

Trading and Underwriting Net Revenues versus Market Value Exposure
November 1, 2007 to October 31, 2008 ($ millions)

(1)	January 23, 2008: Primarily reflects the liquidation of positions with monoline insurer ACA Financial Guaranty Corporation. Daily Net Revenue ($90) million.

(2)	January 31, 2008: Primarily reflects valuation adjustments. Daily Net Revenue ($182) million.

(3)	March 31, 2008: Primarily reflects valuation adjustments. Daily Net Revenue $111 million.

(4)	April 30, 2008: Primarily reflects valuation adjustments and a fair valuation of traded liabilities. Daily Net Revenue $66 million.

(5)	May 30, 2008: Primarily reflects month-end credit valuation adjustments. Daily Net Revenue $61 million.

(6)	October 17, 2008: Primarily reflects mid-month credit valuation adjustments due to widening credit spreads. Daily Net Revenue ($105) million.

BMO Financial Group 191st Annual Report 2008 | 79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Factors November 1, 2007 to October 31, 2008 ($ millions)

Frequency Distribution of Daily Net Revenues November 1, 2007 to October 31, 2008 ($ millions)

The distribution of our daily net revenue for the portfolios has been affected by periodic valuation adjustments as outlined in the notes to the preceding Trading and
Underwriting Net Revenues versus Market Value Exposure graph.

Trading revenues include amounts from all trading and underwriting activities, whether accounted for on a mark-to-market basis or an accrual basis, as well as certain fees and commissions directly related to those activities.
Structural Market Risk
Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations. Structural market risk is managed by BMO’s Corporate Treasury in support of stable, high-quality earnings and maximization of sustainable product spreads.
          Structural interest rate risk arises primarily from interest rate mismatches and embedded options. Interest rate mismatches result from differences in the scheduled maturity or repricing dates of assets, liabilities and derivatives. Embedded option risk results from product features that allow customers to modify scheduled maturity or repricing dates. Embedded options include loan prepayment and deposit redemption privileges and committed rates on unadvanced mortgages. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target duration, which is currently between two and three years, while embedded options are managed to low risk levels. The net interest rate mismatch is primarily managed with interest rate swaps and securities. Embedded option risk exposures are managed by purchasing options or through a dynamic hedging process.
          Structural foreign exchange risk arises primarily from translation risk associated with the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income. Translation risk is managed by funding our net U.S. investment in U.S. dollars. Transaction risk is managed by entering into foreign exchange forward contract hedges at the start of each quarter that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations in the quarter on the expected U.S. dollar net income for the quarter.
          BMO’s U.S.-dollar-denominated results are affected, favourably or unfavourably, by movements in the Canadian/U.S. dollar exchange rate. Rate movements affect future results measured in Canadian dollars and the impact on results is a function of the periods in which revenues, expenses and provisions for credit losses arise. If future results are consistent with the range of the past three years, U.S.-dollar-denominated income before income taxes would range from a loss of US$900 million to income of US$700 million. On that basis, each one cent decrease in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to change net income before income taxes by between $9 million at the lower end of the range and –$7 million at the higher end. An increase of one cent would have the opposite effect.
          Structural MVE and EV measures both reflect holding periods of between one and three months and incorporate the impact of correlation between market variables.
          Structural MVE increased in fiscal 2008 primarily as a result of growth in common shareholders’ equity. EV continues to be managed to low levels.
          In addition to MVE and EV, we use simulations, sensitivity analysis, stress testing and gap analysis to measure and manage interest rate risk. Gap analysis is disclosed in Note 20 on page 133 of the financial statements.
          Structural interest rate sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve is disclosed in the table below. This sensitivity analysis is performed and disclosed by many financial institutions and facilitates comparison with our peer group.
Structural Interest Rate Sensitivity ($ millions) *

After-tax Canadian equivalent	As at October 31, 2008		As at October 31, 2007

	Economic	12-month	Economic	12-month
	value	earnings	value	earnings
	sensitivity	sensitivity	sensitivity	sensitivity

100 basis point increase	(220.8)	(4.4)	(201.1)	6.6
100 basis point decrease	169.2	(21.0)	138.6	(15.4)

200 basis point increase	(488.6)	(16.2)	(438.1)	0.4
200 basis point decrease	328.4	(177.6)	234.0	(17.0)

* Exposures are in brackets and benefits are represented by positive amounts.
Models used to measure structural market risk project how interest rates and foreign exchange rates may change and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure how customers use embedded options to modify those terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), our models impute a maturity profile that considers pricing and volume strategies and is reflective of the associated uncertainties. These models have been developed using statistical analysis and are validated through regular model vetting and backtesting processes and ongoing dialogue with the lines of business. Models used to predict consumer behaviour are also used in support of product pricing and performance measurement.

80  |  BMO Financial Group 191st Annual Report 2008

Liquidity and Funding Risk
Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee (RRC);

•	an independent oversight group within Corporate Treasury;

•	an RRC-approved limit structure to support the maintenance of a strong liquidity position;

•	effective processes and models to monitor and manage risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through a disruption.
Global wholesale funding markets were affected by reduced confidence during the year and in particular since mid-September. Money market funding maturity terms shortened and access to longer-term capital market funding decreased for all market participants, including banks. Wholesale funding market spreads are elevated given the heightened credit concerns. Governments and central banks are taking steps to restore market confidence and stability. The Government of Canada has offered a number of programs to provide market liquidity and the Canadian financial industry, including BMO, has participated in these programs. We remain satisfied that our liquidity and funding management framework provides us with a sound position despite market developments.
          Data provided in this section reflect BMO’s consolidated position. BMO subsidiaries include regulated and foreign entities, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy considerations of the subsidiaries as well as tax considerations. Such matters do not materially affect BMO’s liquidity and funding.
          We actively manage liquidity and funding risk globally by holding liquid assets in excess of an established minimum level at all times. Liquid assets include unencumbered, high-quality credit assets that are marketable, can be pledged as security for borrowings, and could be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and from the need to fund asset growth, strategic investments, drawdowns on off-balance sheet arrangements and other credit instruments and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determine the minimum amount of liquid assets to be held at all times.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio. The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. BMO’s liquidity ratio was 29.1% at October 31, 2008, down from 33.1% at October 31, 2007, and averaged 26.5% for the years 2004 to 2006. The ratio reflects a strong liquidity position.
          Cash and securities totalled $121.2 billion at the end of the year, unchanged from 2007.
          Liquidity provided by cash and securities is supplemented by securities borrowed or purchased under resale agreements, which also can be readily converted into cash or cash substitutes to meet

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Liquidity Ratio (%)	Core Deposits ($ billions)

The ratio reflects a sound liquidity position	Core deposits provide a strong funding base.

financial commitments. Securities borrowed or purchased under resale agreements totalled $28.0 billion at the end of the year, down from $37.1 billion in 2007.
          In the ordinary course of business, a portion of cash, securities and securities borrowed or purchased under resale agreements is pledged as collateral to support trading activities and participation in clearing and payment systems, in Canada and abroad. At October 31, 2008, $37.7 billion of cash and securities and $33.1 billion of securities borrowed or purchased under resale agreements had been pledged, compared with $29.9 billion and $25.5 billion, respectively, in 2007. These changes were driven by trading activities and pledging of assets related to secured funding programs. Additional information on cash and securities can be found in Table 5 on page 91 and in Notes 2 and 3 beginning on page 109 of the financial statements.
          Core deposits are comprised of customer operating and savings deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $85.8 billion at the end of the year, up from $75.9 billion in 2007, and U.S. dollar and other currency core deposits totalled US$32.8 billion at the end of the year, up from US$25.1 billion in 2007. In addition, larger fixed-date customer deposits totalled $20.2 billion at the end of the year, compared with $22.1 billion in 2007. Total deposits increased $25.7 billion during 2008 to $257.7 billion at the end of the year. The increase in total deposits reflects an increase in core and non-core deposits to fund loan growth and the appreciation of the U.S. dollar relative to the Canadian dollar.
          Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding. Customer deposits and capital equalled 94.2% of loans (excluding securities borrowed or purchased under resale agreements) at the end of the year, up from 93.3% in the prior year.
          Our funding philosophy requires that wholesale funding used to support loans is longer term (typically maturing in two to ten years) to better match the terms to maturity of our loans. Wholesale funding that supports liquid trading and underwriting assets and available-for-sale securities is generally shorter term (maturing in under two years). Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. In accordance with internal guidelines, our wholesale funding is diversified by customer, type,

BMO Financial Group 191st Annual Report 2008 | 81

MANAGEMENT’S DISCUSSION AND ANALYSIS
market, maturity term, currency and geography. BMO raises long-term funding through various platforms, including a Euro Medium Term Note Program, Canadian Medium Term Note Shelf Program, U.S. Shelf Program, Covered Bond Program, securitizations and Canadian and U.S. senior (unsecured) deposits. Information on deposit maturities can be found in Table 20 on page 100.
          Our funding capacity is dependent on our credit ratings. Our senior debt ratings remained unchanged with a stable outlook in 2008. All four ratings are indicative of high-grade, high-quality issues. They are DBRS (AA); Fitch Ratings (AA–); Moody’s Investor Service (Aa1); and Standard & Poor’s Ratings Services (A+). Certain agreements could require incremental collateral under lower ratings. Minor downgrades would not be expected to materially influence our funding capacity or collateral requirements; however, a series of downgrades could have adverse consequences.
Long-term Wholesale Funding Sources ($ millions)

As at October 31	2008	2007	2006	2005	2004

Unsecured long-term wholesale funding	35,274	21,628	16,840	10,459	8,370

Secured long-term wholesale funding	4,396	–	–	–	–

Mortgage and credit card securitization issuances	25,077	12,992	9,792	5,918	5,253

Unsecured Long-term Wholesale Funding Maturities
($ millions)

As at October 31, 2008
Less than	1 to	2 to	3 to	4 to	Over
1 year	2 years	3 years	4 years	5 years	5 years	Total

11,937	9,716	3,848	3,409	2,639	3,725	35,274

Operational Risk
Operational risk is inherent in all business activities and can never be entirely eliminated; however, shareholder value can be preserved and enhanced by managing, mitigating and, in some cases, insuring against operational risk.
          To achieve this goal, BMO established an Enterprise Operational Risk Management group, which has developed an Operational Risk Management Framework (ORMF) that includes identification, measurement, management, monitoring, Economic Capital attribution, risk control and mitigation elements. This group gives effect to the ORMF within corporate policy, oversees the risk assessment methodology and defines the reporting requirements. A variety of underlying processes and controls have been developed as part of this framework, including risk and control self-assessments, business contingency plans, event management, change management, outsourcing management, and acquisition and integration management. Processes and controls under development include operational risk quantification, system support and performance metrics. Scenario analysis is also being incorporated into a number of current ORMF processes.
          BMO’s operational risk governance structure includes the Operational Risk Committee (ORC), a sub-committee of Risk Management Committee (RMC). ORC has oversight responsibility for operational risk strategy, management and governance. It provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring and change initiatives.
          BMO’s intention is to make operational risk, like all other risks, transparent throughout the enterprise. Therefore, this
Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.
framework includes regular reporting of relevant operational risk management activities and processes to senior line and corporate management, ORC, RMC and the Board of Directors. Operational risk programs work with other risk disciplines to better manage the converging risks across the enterprise.
          Each line of business is responsible for using ORMF processes and control programs to manage its operational risk within the guidance provided by corporate policy and standards. To ensure that all operational risks to which a line of business is exposed are adequately managed, Corporate Support areas provide guidance and oversight for specific risks across the organization. Primary Corporate Support areas include Finance, Taxation, Legal, Compliance, Privacy, Human Resources and Technology and Operations.
          Secondary mitigation of certain operational risk exposures is provided through insurance. BMO purchases insurance in amounts that provide protection against unexpected material loss and when insurance is required by law, regulation or contractual agreement.
          Under Basel II methodologies, BMO has implemented The Standardized Approach (TSA) for the calculation of operational risk regulatory capital requirements enterprise-wide. TSA processes and capital measures have been implemented at both the consolidated enterprise and applicable legal entity levels.

Business Risk
Business Risk due to Earnings Volatility
Business risk due to earnings volatility measures the risk that volumes will decrease or margins will shrink with no opportunity being available to offset the revenue declines with a reduction in costs. BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include volatile economic market activity, changing client expectations, adverse business developments and relatively ineffective responses to industry changes. Risks to BMO’s margins and
Business risk arises from the specific business activities of a company and the effects these could have on the earnings of the company.
volumes are categorized as business risk due to earnings volatility. Risks associated with operational failure are recognized in the Operational Risk Management Framework while reputation risk is considered as a separate category.

82  |  BMO Financial Group 191st Annual Report 2008

Model Risk
BMO uses models that range from the very simple to those that value complex transactions or involve sophisticated portfolio and capital man agement methodologies. These models are used to guide strategic decisions and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions. Models have also been developed to measure exposure to specific risks and to measure total risk on an integrated basis, using Economic Capital. We have strong controls over the development, implementation and application of these models.
          BMO uses a variety of models, which can be grouped within six categories:
•	valuation models for valuation of assets, liabilities or reserves;

•	risk exposure models measuring credit risk, market risk, liquidity risk and operational risk, and also addressing expected loss and its applications;

•	capital and stress testing models for measuring capital, capital allocations and regulatory and economic capital management;

•	fiduciary models for asset allocation, optimization and portfolio management;
Model risk arises from the possible divergence between what a model estimates will occur, and what actually occurs. Model risk also arises from the possibility of the use of an inappropriate model or the inappropriate use of a model.
•	major business strategy models to forecast the possible outcomes of new strategies, in support of business decision process; and

•	models driven by regulatory and other stakeholder requirements.
Prior to use, models are subject to review under the Model Risk Corporate Standard by our Model Risk & Vetting group. The Model Risk Corporate Standard outlines minimum acceptable requirements for the identification, assessment, monitoring and management of models and model risk throughout the enterprise. All models are rated according to their risk levels, which determines the frequency of ongoing review.

Strategic Risk
Strategic risk arises from two sources: external risks inherent in the business environment within which BMO operates, and the risk of potential loss if BMO is unable to deal with those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic management process.
          BMO’s Office of Strategic Management (OSM) oversees the governance and management processes for identifying, monitoring and mitigating strategic risks across the enterprise. A rigorous strategic management process is intended to ensure that a consistent approach is taken towards strategy development and that strategies are based on accurate and comprehensive financial information and linked to financial commitments. The OSM works with lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards.
          Included in this process is a review of the changing business environments within which each of our lines of business operates,
Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations due to inaction, ineffective strategies or poor implementation of strategies.
including broad industry trends and the actions of our competitors. Strategies are reviewed with the Management Committee and the Board of Directors annually in interactive sessions designed to test assumptions and ensure that strategies are reflective of current and potential future environments.
          Performance commitments established through the strategic management process are continuously monitored and reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted when necessary. Regular strategic and financial updates are also monitored closely to identify any significant issues.

BMO Financial Group 191st Annual Report 2008 | 83

MANAGEMENT’S DISCUSSION AND ANALYSIS
Reputation Risk
BMO’s reputation is one of its most valuable assets. Key to effectively building and maintaining BMO’s reputation is fostering a business culture that:
•	incorporates integrity and ethical conduct as core values; and

•	promotes a conviction that every business decision must reflect the enterprise’s core ethical values.
The potential for damage to our corporate reputation exists in every business decision. Therefore, we believe that active, ongoing and effective management of reputation risk is best conducted through integration of explicit assessments of reputation risk into strategy development, operational implementation and transactional decision-making. Reputation risk is also managed through our corporate governance practices, code of conduct and risk management framework. It is the
Reputation risk is the risk of negative impacts resulting from the deterioration of BMO’s reputation with key stakeholders. These impacts include revenue loss, reductions in our customer or client base and declines in BMO’s share price.
responsibility of all employees to conduct themselves in accordance with FirstPrinciples, BMO’s code of conduct, and thus build and maintain BMO’s reputation.
          The Reputation Risk Management Committee considers potential reputation risks to the enterprise, specifically reviewing complex credit and structured financings as required.

Environmental Risk
We are committed to minimizing the impact of our operations on the environment and to demonstrating leadership by integrating environmental considerations into our business practices.
          Environmental risk covers a wide range of concerns, such as climate change, biodiversity and ecosystem health, unsustainable resource use, pollution, waste and water.
          As a North American financial services company, we acknowledge that our actions affect the environment directly in terms of our own operations and indirectly through our procurement practices and the products and services we provide to our customers.
          We are addressing climate change through a series of internal operating initiatives designed to reduce our impact on the environment. As part of our environmental action plan, we have developed a strategy to help focus employee efforts on managing the environmental impacts of our operations in five key areas: energy consumption, transportation (employee business travel), material consumption, waste and procurement. Some of our environmental initiatives fall outside of the five key areas but will continue to be addressed within the BMO Environmental Management System.
Environmental risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.
          To establish a baseline from which we can track our progress, we retained the services of an independent climate change consulting firm with extensive experience in developing and verifying corporate greenhouse gas (GHG) emissions inventories. We now have a comprehensive GHG inventory database tool which is fully compliant with both the World Resource Institute/World Business Council for Sustainable Development GHG Protocol Initiative and the International Organization for Standardization (ISO) 14064 Part 1: Greenhouse gases – specification, with guidance at the organization level, for quantification and reporting of GHG emissions and removals.
          In 2008, we updated our lending guidelines to provide more specificity in the inputs for identifying and evaluating environmental risks relating to climate change and forest biodiversity.

84 | BMO Financial Group 191st Annual Report 2008

Non-GAAP Measures
BMO uses both GAAP and non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.
          Management sometimes reports amounts on a basis that adjusts for certain significant items. Amounts and measures stated on a basis that excludes the significant items are considered useful as they are expected to be more reflective of ongoing operating results. Since such charges tend to be irregular and vary in magnitude, adjusting for them is helpful in assessing quarterly trends in results. Effective in the fourth quarter of 2008, we chose to discontinue categorizing certain charges related to capital markets and commodities losses as significant items and highlighting results on a basis that excludes such items, as they have been incurred for periods longer than we expected when we began to categorize such charges as significant items. Similarly, we have discontinued categorizing changes in the general allowance for credit losses as significant items and stating results on a basis that excludes those amounts, as changes in the general allowance have become more frequent in recent periods.
          At times, we report certain results excluding the effects of notable items, but generally do so in conjunction with disclosure of the nearest GAAP measure and details of the reconciling item. To assist readers, we have also provided a schedule on page 36 that summarizes notable items that have affected results in the current reporting periods.
          Net economic profit is a non-GAAP measure that assesses cash earnings available to common shareholders after deducting a charge for capital. It is considered an effective measure of added economic value.
GAAP and Related Non-GAAP Measures Used in the MD&A

($ millions, except as noted)	2008	2007	2006

Total non-interest expense (a)	6,894	6,601	6,353
Amortization of intangible assets	(42)	(46)	(44)

Cash-based non-interest expense (b) (1)	6,852	6,555	6,309

Net income	1,978	2,131	2,663
Amortization of intangible assets, net of income taxes	35	38	36

Cash net income (1)	2,013	2,169	2,699
Preferred share dividends	(73)	(43)	(30)
Charge for capital (1)	(1,535)	(1,523)	(1,439)

Net economic profit (1)	405	603	1,230

Revenue (c)	10,205	9,349	9,985
Revenue growth (%) (d)	9.2	(6.4)	1.5
Productivity ratio (%) ((a/c) x 100)	67.6	70.6	63.6
Cash productivity ratio (%) ((b/c) x 100) (1)	67.1	70.1	63.2
Non-interest expense growth (%) (e)	4.4	3.9	0.3
Cash-based non-interest expense growth (%) (f) (1)	4.5	3.9	1.1
Operating leverage (%) (d-e)	4.8	(10.3)	1.2
Cash operating leverage (%) (d-f) (1)	4.7	(10.3)	0.4
EPS (uses net income) ($)	3.76	4.11	5.15
Cash EPS (uses cash net income) ($) (1)	3.83	4.18	5.23

(1)	These are non-GAAP amounts or non-GAAP measures.

(2)	The table above outlines non-GAAP measures used by BMO together with their closest GAAP counterparts.

Review of Fourth Quarter Performance
Results in the fourth quarter of 2008 were good, in the context of a difficult capital markets environment and weakening North American economies. We remained focused on our core operations and on serving our customers. This was reflected in results and in further gains in market share in our priority businesses in Canadian retail banking. P&C Canada reported very good results and Private Client Group had strong underlying performance. Net income in BMO Capital Markets was up sharply from 2007, while results in Corporate Services were down appreciably due to higher credit losses charged to the group under our expected credit loss provisioning methodology.
          BMO’s net income was $560 million, an increase of $108 million or 24% from the fourth quarter of 2007. Summary income statements and data for the quarter and comparative quarters are outlined on page 88. Notable items affected quarterly results in both years. Results in 2008 included the $125 million after-tax impact of charges of $45 million related to the deterioration in the capital markets environment and a $150 million increase in the general allowance for credit losses. Results in 2007 included the $275 million after-tax impact of charges of $318 million related to the deterioration in the capital markets environment and a $50 million increase in the general allowance for credit losses, as well as modest charges related to commodities losses and restructuring.
          The charges of $45 million related to the capital markets environment were reflected in BMO Capital Markets and Private Client Group. The charges in BMO Capital Markets included $14 million ($8 million after tax) comprised of:
•	charges of $258 million in respect of exposures related to Apex ($170 million before tax), and mark-to-market valuations on counter-party credit exposures on derivative contracts largely as a result of corporate counterparties’ credit spreads widening relative to BMO’s ($88 million before tax);

•	a charge of $49 million for other-than-temporary impairment of securities in our portfolios, including $29 million in respect of securities transferred from the trading to the available-for-sale portfolio;

•	a benefit of $133 million for mark-to-market valuations on credit default swaps related to BMO Capital Markets’ loan portfolio;

•	a benefit of $89 million related to our liabilities recorded at fair value as a result of our widening credit spreads; and

•	a number of other valuation adjustments and trading activities resulting in a net benefit of $71 million, including an $81 million pre-tax gain primarily related to portfolios where certain securities were transferred to the available-for-sale portfolio.
The charges in Private Client Group included $31 million ($19 million after tax) in respect of management actions taken to support our U.S. clients in the difficult capital markets environment, including:
•	a net charge of $19 million related to securities of Lehman Brothers; and

•	a charge of $12 million in respect of the valuation of auction rate securities that we expect to be tendered to our offer to purchase them from client accounts.
As explained on page 71, during the quarter, the CICA amended accounting and reporting rules applicable to financial instruments and as a result, we elected to transfer certain securities from our trading portfolio to our available-for-sale portfolio. We subsequently recorded mark-to-market charges on these securities, of which $29 million was charged to earnings as other than temporary impairments and $183 million ($123 million after tax) was charged to other comprehensive income rather than to trading revenues (losses).

BMO Financial Group 191st Annual Report 2008 | 85

MANAGEMENT’S DISCUSSION AND ANALYSIS
          Personal and Commercial Banking net income increased $36 million or 11% from a year ago to $356 million. P&C Canada net income increased $57 million or 19% to $344 million. There was good volume growth in both personal and commercial banking, and especially cards and payment services, notwithstanding the weakness in the economy. Strong revenue growth from improved volumes was bolstered by higher net interest margin due to interest on tax refunds. Expenses increased due to higher employee costs, reflecting continued investment in the business, and higher capital taxes. Results in 2007 included $6 million of net income arising from a $107 million pre-tax gain on sale of MasterCard shares and a recovery of prior years’ income taxes, partially offset by a $185 million pre-tax adjustment to increase the liability for future redemptions related to our credit card customer loyalty rewards program.
          P&C U.S. net income decreased US$22 million or 66% from the particularly strong performance of a year ago to US$11 million, due to higher acquisition integration costs incurred as we completed the integration of our Wisconsin subsidiaries, an increase in a Visa litigation reserve and the impact of difficult credit market conditions. There are higher levels of non-performing loans and costs of managing the loan portfolio have increased.
          Private Client Group net income was $78 million, a decrease of $25 million or 25% from last year. Results in the fourth quarter of 2008 were affected by after-tax charges of $19 million related to the deterioration in the capital markets environment outlined above. Adjusted for the charges, underlying performance was good. Deposit balances increased year over year and loan balances rose in North American Private Banking. There was lower commission revenue in Full-Service Investing and lower mutual fund revenue. The effect of strong growth in transaction volumes in BMO InvestorLine was largely offset by pricing changes resulting from competitive pressures in the industry. The implementation of a fixed administration fee by BMO Mutual Funds in the first quarter of 2008 contributed to growth in both revenue and non-interest expense. Expense growth also reflected the expansion of the sales force, partially offset by lower revenue-based costs. Assets under management and administration and term deposits have been affected by recent market conditions, and total amounts have decreased $27.4 billion or 10% from a year ago, excluding the impact of foreign exchange rates.
          BMO Capital Markets net income of $285 million increased $239 million from a year ago. Results in 2008 were affected by the after-tax charges of $8 million related to the deterioration in the capital markets environment outlined above. There was a corresponding charge of $318 million ($211 million after tax) in the fourth quarter of 2007. The capital markets environment remained challenging in the fourth quarter; however, there was continued strong performance in our interest-rate-sensitive businesses and higher trading revenue. These were partially offset by net securities losses and reductions in underwriting revenues and merger and acquisition fees. Results for the fourth quarter of 2008 also benefited from the group’s $52 million share of a recovery of prior-period income taxes and from higher tax-exempt income.
          Corporate Services net loss of $159 million increased $142 million from the fourth quarter of 2007. Results were negatively affected by a $150 million increase in the general allowance, up from a $50 million increase in the prior year. The overall charge for credit losses increased $291 million to $333 million, due to BMO’s provisioning for credit losses methodology. Results in the fourth quarter included a recovery of $21 million of prior-period income taxes.
          BMO’s revenue increased $613 million or 28% from a year ago to $2,813 million. Adjusted for the $273 million year-over-year reduction in charges related to the capital markets environment, revenue increased $340 million or 14%. The stronger U.S. dollar increased revenue by $55 million or 2.5%.
           Net interest income increased $217 million or 18% from a year ago to $1,413 million. There was growth in each of the operating groups, with a reduction in Corporate Services. Average earning assets increased $7 billion or 2% to $329 billion. P&C Canada earning assets increased $6 billion, with growth in all lines of business. P&C U.S. had similar growth due to a portfolio transfer, acquisitions, organic growth and the benefit of a stronger U.S. dollar in the fourth quarter. BMO Capital Markets earning assets decreased $4 billion despite the stronger U.S. dollar, due to a reduction in trading assets, partially offset by growth in corporate loans.
          BMO’s overall net interest margin on average earning assets for the fourth quarter of 2008 was 1.71%, or 24 basis points higher than in the fourth quarter of 2007. The year-over-year increase was mainly due to growth in interest-rate-sensitive businesses in BMO Capital Markets, interest on tax refunds in P&C Canada and higher margins in Private Client Group. P&C U.S. net interest margin was significantly lower, due in large part to a portfolio transfer, but its effect on BMO’s margin was minimal.
          Non-interest revenue increased $396 million or 39% from a year ago to $1,400 million. There was a $273 million reduction in charges related to the deterioration in the capital markets environment. The remaining growth was attributable to increases in trading and securitization revenues, the latter driven by the securitization of $4.2 billion of mortgage loans and $1.6 billion of credit card loans in the fourth quarter. Card services fees increased $163 million from the prior year due to the $185 million adjustment to increase the liability for future redemptions related to our credit card customer loyalty rewards program in the fourth quarter of 2007. The benefit of volume growth was offset by the effects of securitizations. Underwriting and advisory fees declined in the difficult capital markets environment.
          Non-interest expense increased $163 million or 10% from a year ago to $1,818 million. Approximately two-thirds of the increase was attributable to employee costs, including an increase in performance-based compensation in line with improved performance, as well as higher severance costs. These increases reflect the addition of front-line sales and service staff in P&C Canada and Private Client Group over the past year, as well as the effect of acquisitions by P&C U.S. Premises, computer and equipment costs increased as a result of writing off deferred costs of a technology project in the fourth quarter of 2008. The stronger U.S. dollar increased expense by $45 million or 2.7%. BMO’s productivity ratio was 64.6% in the quarter, compared with 75.2% a year ago. The cash productivity ratio was 64.2%, compared with 74.7% a year ago.
          Credit conditions have deteriorated significantly in 2008. The provision for credit losses totalled $465 million in the fourth quarter of 2008, comprised of $315 million of specific provisions and a $150 million increase in the general allowance for credit losses. The provision for credit losses totalled $151 million in the fourth quarter of 2007, comprised of $101 million of specific provisions and a $50 million increase in the general allowance. Specific provisions in the fourth quarter of 2008 represented an annualized 81 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, compared with 29 basis points a year ago and an 18 basis point average over the past five years. The increase was attributable to higher levels of gross impaired loans, due to weakness in the manufacturing, financial institutions and U.S. commercial real estate sectors.
          The effective tax rate in the quarter was a recovery rate of 9.2%, and included the benefit of $73 million of recoveries of prior-period income taxes. Excluding the impact of the increase in the general allowance, tax recoveries and a higher proportion of income from lower-tax-rate jurisdictions, the effective tax rate in the fourth quarter of 2008 would be within the expected sustainable range of 16% to 20%.

86 | BMO Financial Group 191st Annual Report 2008

Quarterly Earnings Trends
BMO’s results and performance measures for the past eight quarters are outlined on page 88.
          Over 2008, we have remained focused on our objectives and priorities and made good progress in developing a culture that places the customer at the focus of everything we do. We maintained this focus in the face of very difficult capital and credit market conditions as well as a slowing economy. At the end of 2008, many of our businesses had delivered solid results but most anticipate facing some headwind in the coming quarters.
          BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 days in 2008) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are three fewer calendar days (two in 2008), and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Private Client Group and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities; however, credit card purchases are particularly robust in that first-quarter period, as well as in the back-to-school period that falls in our fourth quarter.
          Notable items have affected revenues in BMO Capital Markets. There were commodities losses of $509 million, $171 million and $149 million in the first through third quarters of 2007, with more modest losses in subsequent quarters and a modest gain in the most recent quarter, as the size and risk profile of the portfolio were reduced. Associated performance-based compensation was reduced appreciably in the first and second quarters of 2007. In addition, the fourth quarter of 2007 through the fourth quarter of 2008 reflected charges related to the deterioration in the capital markets environment of $318 million, $488 million, ($42) million, $134 million and $45 million. The latter charge included $31 million related to Private Client Group. Although the net charges were modest in certain quarters, they have included both favourable and unfavourable items and, as such, the modest net charges in some quarters should not be considered a reliable indicator that charges will continue to be modest.
          Personal and Commercial Banking earnings have trended slightly higher over 2007 and 2008.
          P&C Canada has developed a more customer-focused culture over the course of 2008, increasing market share in its priority markets and growing net income while continuing to invest for future growth. P&C Canada’s net interest margin was relatively stable over 2007 and 2008, but there were higher funding costs in the latter half of the year and margin in the fourth quarter would have decreased in the absence of the receipt of interest on tax refunds. P&C Canada’s revenues have grown steadily, benefiting from volume growth. Revenues were reduced in the fourth quarter of 2007 by the net impact of the $185 million reduction in card fees associated with the adjustment to increase our liability for future redemptions related to our customer loyalty rewards program and the $107 million gain on sale of common shares of MasterCard, as well as reduced securitization revenue. Results in that quarter included a $43 million income tax recovery, which largely offset the after-tax impact of the card fees adjustment and the gain on sale.
          P&C U.S. net income held relatively steady over the course of 2007 and 2008, until the most recent quarter. Its results that period were affected by higher levels of costs associated with completing the integration of the Wisconsin acquisitions, an increase to a litigation reserve and the effects of higher non-performing loans and costs of managing credit assets in the difficult credit environment. Net interest margin was lower over 2008, due primarily to a portfolio transfer at the start of the year.
          Private Client Group’s results have grown steadily over 2007 and 2008, but were reduced in the fourth quarter of 2008 by $19 million of after-tax charges related to support for certain U.S. clients in the difficult capital markets environment. Deposits increased in the latter half of 2008, but revenue growth slowed as difficult market conditions have lowered managed and administered asset levels.
          BMO Capital Markets earnings in 2008 reflected stronger performances in our interest-rate-sensitive businesses, higher trading revenues and, in the last half of 2008, higher tax recoveries. There were significant commodities losses in the first half of 2007 and charges related to the deterioration in the capital markets environment in the last quarter of 2007, as well as in each quarter of 2008. Underwriting and merger and acquisition fees were lower in 2008 in the difficult capital markets environment. Over the course of 2008, BMO Capital Markets refocused its business with the goal of improving its risk-return profile and concentrating on core profitable client relationships.
          Corporate Services quarterly net income varies in large part because of our expected loss provisioning methodology and the impact from revenue, expenses and income taxes not attributed to the operating groups. The third and fourth quarters of 2008 in particular were affected by high provisions for credit losses, including increases in the general allowance. Results in the first and fourth quarters of 2007 included restructuring charges related to improving the efficiency and effectiveness of our organization. These charges reflected the costs of eliminating 1,400 positions, primarily in non-customer facing areas across all support functions and business groups.
          Over the past few years, the U.S. dollar has generally weakened relative to the Canadian dollar. In 2008, this trend was broken and there was a period of relative stability, which ended in the fourth quarter with a sudden sharp appreciation of the U.S. dollar. A strong U.S. dollar increases the translated values of BMO’s U.S.-dollar-denominated results. The effect of movements in exchange rates is muted somewhat by our practice of hedging the impact of exchange movements within a single quarter, which is explained on page 37.
          BMO’s provision for credit losses measured as a percentage of loans and acceptances deteriorated in 2008, and particularly in the last two quarters, as a result of the difficult credit market conditions and a slowdown in the economy.
          The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior-period income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

BMO Financial Group 191st Annual Report 2008 | 87

MANAGEMENT’S DISCUSSION AND ANALYSIS
Summarized Statement of Income and Quarterly Financial Measures

	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
($ millions)	2008	2008	2008	2008	2007	2007	2007	2007	2008	2007	2006

Net interest income	1,413	1,286	1,174	1,214	1,196	1,247	1,204	1,196	5,087	4,843	4,744
Non-interest revenue	1,400	1,460	1,446	812	1,004	1,308	1,324	870	5,118	4,506	5,241

Total revenue	2,813	2,746	2,620	2,026	2,200	2,555	2,528	2,066	10,205	9,349	9,985
Provision for credit losses – specific	315	434	151	170	101	91	59	52	1,070	303	211
Provision for credit losses – general	150	50	–	60	50	–	–	–	260	50	(35)
Non-interest expense	1,826	1,782	1,680	1,614	1,631	1,659	1,614	1,538	6,902	6,442	6,353
Restructuring charge (reversal)	(8)	–	–	–	24	–	–	135	(8)	159	–

Income before provision for income taxes and non-controlling interest in subsidiaries	530	480	789	182	394	805	855	341	1,981	2,395	3,456
Provision for income taxes	(49)	(59)	128	(91)	(77)	127	165	(26)	(71)	189	717
Non-controlling interest in subsidiaries	19	18	19	18	19	18	19	19	74	75	76

Net income	560	521	642	255	452	660	671	348	1,978	2,131	2,663

Amortization of intangible assets, net of income taxes	10	9	8	8	9	10	10	9	35	38	36

Cash net income	570	530	650	263	461	670	681	357	2,013	2,169	2,699

Operating group net income:
Personal and Commercial Banking	356	371	361	328	320	381	356	326	1,416	1,383	1,277
Private Client Group	78	110	109	98	103	102	99	91	395	395	341
BMO Capital Markets	285	259	182	(34)	46	194	197	(20)	692	417	852
Corporate Services, including T&O	(159)	(219)	(10)	(137)	(17)	(17)	19	(49)	(525)	(64)	193

BMO Financial Group net income	560	521	642	255	452	660	671	348	1,978	2,131	2,663

Information per Common Share ($)
Dividends declared	0.70	0.70	0.70	0.70	0.70	0.68	0.68	0.65	2.80	2.71	2.26
Earnings Basic	1.06	1.00	1.25	0.48	0.89	1.30	1.31	0.68	3.79	4.18	5.25
Diluted	1.06	0.98	1.25	0.47	0.87	1.28	1.29	0.67	3.76	4.11	5.15
Cash earnings Basic	1.08	1.01	1.27	0.50	0.90	1.32	1.33	0.70	3.86	4.25	5.33
Diluted	1.08	1.00	1.26	0.49	0.89	1.30	1.31	0.68	3.83	4.18	5.23
Book value	32.02	30.15	29.71	28.64	28.29	28.81	28.95	28.90	32.02	28.29	28.89
Market price High	51.74	52.31	58.78	63.44	67.17	71.35	72.75	72.22	63.44	72.75	70.24
Low	35.65	37.60	38.00	51.35	60.21	66.59	68.29	67.75	35.65	60.21	56.86
Close	43.02	47.94	50.10	56.75	63.00	66.59	69.46	70.01	43.02	63.00	69.45

Financial Measures (%)
Five-year average annual total shareholder return	0.9	5.1	8.2	10.1	14.2	17.2	16.6	17.8	0.9	14.2	19.1
Dividend yield	6.5	5.8	5.6	4.9	4.4	4.1	3.9	3.7	6.5	4.3	3.3
Diluted earnings per share growth	21.8	(23.4)	(3.1)	(29.9)	(35.6)	(7.2)	3.2	(42.7)	(8.5)	(20.2)	11.2
Diluted cash earnings per share growth	21.3	(23.1)	(3.8)	(27.9)	(35.0)	(7.1)	3.1	(42.9)	(8.4)	(20.1)	9.4
Return on equity	14.0	13.5	17.9	6.7	12.2	18.0	18.3	9.2	13.0	14.4	19.2
Cash return on equity	14.3	13.7	18.1	6.9	12.5	18.2	18.5	9.5	13.3	14.7	19.5
Net economic profit growth	103.4	(56.5)	(7.9)	(242.7)	(78.1)	(19.8)	(4.2)	(114.6)	(32.8)	(51.0)	10.3
Net income growth	23.9	(21.1)	(4.3)	(26.8)	(35.0)	(7.1)	3.1	(42.5)	(7.2)	(20.0)	11.2
Revenue growth	27.9	7.5	3.6	(2.0)	(10.6)	(0.6)	2.3	(16.7)	9.2	(6.4)	1.5
Net interest margin	1.71	1.59	1.48	1.45	1.47	1.61	1.65	1.64	1.56	1.59	1.81
Productivity ratio	64.6	64.9	64.1	79.7	75.2	64.9	63.8	81.0	67.6	70.6	63.6
Provision for credit losses as a % of average net loans and acceptances	0.81	0.89	0.28	0.42	0.29	0.18	0.12	0.10	0.60	0.17	0.09
Effective tax rate	(9.2)	(12.2)	16.3	(50.3)	(19.3)	15.7	19.4	(7.8)	(3.6)	7.9	20.7
Canadian/U.S. dollar average exchange rate ($)	1.111	1.012	1.007	0.998	0.999	1.067	1.144	1.162	1.032	1.093	1.132
Gross impaired loans and acceptances as a % of equity and allowance for credit losses	11.34	9.09	9.54	7.46	4.07	3.49	3.86	4.19	11.34	4.07	3.81
Cash and securities-to-total assets	29.1	29.6	29.6	30.7	33.1	31.0	28.6	28.4	29.1	33.1	27.2
Tier 1 Capital Ratio (1)	9.77	9.90	9.42	9.48	9.51	9.29	9.67	9.76	9.77	9.51	10.22

(1) A new framework, Basel II, was adopted in 2008. Basel II and Basel I methodologies are not comparable.
In the opinion of BMO’s management, information that is derived from unaudited financial information, including information as at and for interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis where appropriate, and all growth rates represent year-over-year growth. Ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.
88 | BMO Financial Group 191st Annual Report 2008

2007 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in 2008. This section summarizes our performance in fiscal 2007.
          Net income decreased $532 million or 20% to $2,131 million in fiscal 2007 and earnings per share fell $1.04 or 20% to $4.11. Results for the year were affected by $787 million of after-tax losses in respect of charges related to the deterioration in capital markets, losses in our commodities business, an increase in the general allowance and restructuring charges. Return on equity was 14.4%, down from 19.2% in 2006, due to the $532 million decrease in net income and the impact of a $0.8 billion increase in average common shareholders’ equity.
          Revenue fell $636 million or 6.4% in 2007 to $9,349 million, driven by losses of $853 million in our commodities trading business and by charges of $318 million in the fourth quarter of 2007 related to the deterioration in capital markets. The net effect of businesses acquired in 2007 and 2006 increased revenues by $52 million or 0.5%. The weaker U.S. dollar reduced revenue growth by $87 million or 0.9 percentage points.
          Credit conditions in 2007 softened from the favourable credit environment of 2006 as BMO recorded a $353 million provision for credit losses, consisting of $303 million of specific provisions and a $50 million increase in the general allowance for credit losses. These amounts compare to a $176 million provision recorded in 2006 comprised of specific provisions of $211 million and a $35 million reduction in the general allowance. The 2007 increase in the general allowance was primarily due to credit portfolio growth and risk deterioration.
          Non-interest expense increased $248 million or 3.9% to $6,601 million. The net effect of businesses acquired in 2007 and 2006 increased expenses by $46 million (0.7%) and restructuring charges increased costs by $159 million (2.5%). Lower performance-based compensation costs reduced overall expenses by $47 million (-0.7%), while the weaker U.S. dollar reduced costs by $57 million (-0.9%). Other factors, including other business-based costs, increased overall expenses in 2007 by 2.3%. These included higher salaries and benefits costs associated with the expansion of our sales force, as well as initiatives and costs associated with business growth.
          Net income in P&C Canada rose $107 million or 9% from the record results of 2006 to $1,267 million. Results in fiscal 2006 reflected the $51 million impact of a $38 million ($25 million after tax) gain on the MasterCard IPO and a $26 million recovery of prior years’ income taxes. Results in fiscal 2007 were increased $52 million by the net impact of a $107 million ($83 million after tax) gain on sale of MasterCard shares, a $57 million recovery of prior years’ income taxes, a $26 million ($23 million after tax) insurance gain and a $14 million ($9 million after tax) gain on an investment security, less a $185 million ($120 million after tax) adjustment to increase the liability for future redemptions related to our credit card customer loyalty rewards program. Revenue increased $164 million or 4% to $4,744 million. The items above reduced revenue growth by $76 million or 1.7%. There was volume-based growth in personal and commercial loans, commercial deposits and cards. There were also higher revenues from securitization, as well as from increased sales of term investment products and mutual funds. Non-interest expense increased $75 million or 3% to $2,644 million due to higher employee-related expenses as a result of additions to front-line sales and service staff, bcpbank Canada costs and higher promotional costs, including a debit card AIR MILES initiative.
          Net income in P&C U.S. decreased $1 million to $116 million. On a U.S. dollar basis, net income increased $3 million or 3%. Excluding acquisition integration costs, net income increased in each quarter of 2007 relative to the preceding quarter. Revenue increased $3 million to $908 million, but increased $34 million or 4% on a U.S. dollar basis. Acquisitions contributed US$39 million to increased revenues, while revenue increases associated with loan and deposit volume growth and higher service charges were more than offset by the impact of lower net interest margins. Non-interest expense increased $15 million or 2% to $693 million, but increased $35 million or 6% on a U.S. dollar basis. Excluding operating costs of acquisitions and acquisition integration costs, which accounted for US$22 million of increased expense, expense growth was 2.3% on a U.S. dollar basis. The remaining increase reflected operating costs of our new branch technology platform, increased costs associated with branches opened during fiscal 2006 and higher business volumes. These factors were partially offset by the impact of expense management initiatives.
          Net income in Private Client Group reached a record $395 million, an increase of $54 million or 16% over 2006. Higher earnings were achieved primarily through solid growth in operating revenues. Revenue increased $158 million or 8% to $2,052 million. Non-interest revenue increased $116 million or 9%, primarily due to increases in fee-based revenues in Full-Service Investing and the mutual fund businesses, as well as growth in trust and investment revenues in North American Private Banking. Strong growth in assets and transaction volumes in BMO InvestorLine was offset by competitive pricing pressures in the industry. Net interest income increased $42 million or 8%, primarily due to increased deposit balances and higher spreads in the brokerage businesses and term investment products. The weaker U.S. dollar reduced revenue by $12 million or 1%. Non-interest expense increased $83 million or 6% to $1,446 million. The increase was primarily due to higher revenue-based costs, in line with increased revenue, combined with further investments in our sales force, innovative products, technology and infrastructure to drive future growth. The weaker U.S. dollar increased expense by $10 million or 1%.
          Net income in BMO Capital Markets fell $435 million or 51% to $417 million. Results in 2007 were affected by two notable items: losses in our commodities trading business of $853 million ($440 million after performance-based compensation adjustments and income taxes); and charges of $318 million ($211 million after tax) for certain trading activities and valuation adjustments related to the deterioration in the credit environment in late 2007. These included $169 million of losses related to our structured-credit instruments and preferred shares, a $134 million write-down related to Canadian asset-backed commercial paper holdings and a $15 million write-down of capital notes issued by structured investment vehicles. Revenue decreased $811 million or 29% to $1,969 million due to the $1,171 million of charges. There were significant increases in merger and acquisition fees, underwriting activity, lending fees and commissions. Trading revenues were down due to commodities losses and losses in interest rate trading, but equity and foreign exchange trading revenues increased. Net interest income increased due to higher trading net interest income and higher revenues in our interest-rate-sensitive businesses. Higher levels of corporate banking assets also contributed to the increase in net interest income, partially offset by lower spreads on corporate loans in the competitive environment. The weaker U.S. dollar reduced revenue by $18 million. Non-interest expense decreased $38 million or 2% to $1,574 million, primarily due to a decrease in performance-based compensation, partially offset by higher professional fees and information technology costs. The weaker U.S. dollar reduced non-interest expense by $21 million.
          Corporate Services net loss for the year was $64 million, compared with net income of $193 million in 2006, primarily due to a $159 million ($103 million after tax) restructuring charge, reduced revenues and higher provisions for credit losses, including the impact of changes in the general allowance, partially offset by lower corporate expenses.

BMO Financial Group 191st Annual Report 2008 | 89

SUPPLEMENTAL INFORMATION
Supplemental Information
Table 1: Shareholder Value

As at or for the year ended October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Market Price per Common Share ($)
High	63.44	72.75	70.24	62.44	59.65	50.26	40.65	44.40	35.80	34.80
Low	35.65	60.21	56.86	53.05	49.28	37.79	31.00	32.75	21.00	24.68
Close	43.02	63.00	69.45	57.81	57.55	49.33	38.10	33.86	35.25	28.33

Common Share Dividends
Dividends declared per share ($)	2.80	2.71	2.26	1.85	1.59	1.34	1.20	1.12	1.00	0.94
Dividends paid per share ($)	2.80	2.63	2.13	1.80	1.50	1.29	1.18	1.09	0.99	0.93
Dividend payout ratio (%)	74.0	64.8	43.0	39.1	35.2	38.2	44.0	40.8	30.2	39.6
Dividend yield (%)	6.5	4.3	3.3	3.2	2.8	2.7	3.1	3.3	2.8	3.3

Total Shareholder Return (%)
Five-year average annual return	0.9	14.2	19.1	13.8	18.9	12.9	7.9	14.3	22.9	22.0
One-year return	(27.9)	(5.8)	24.1	3.7	20.0	33.4	16.2	(1.2)	29.0	(7.4)

Common Share Information
Number outstanding (in thousands)
End of period	504,575	498,563	500,726	500,219	500,897	499,632	492,505	489,085	522,584	534,064
Average basic	502,062	499,950	501,257	500,060	501,656	496,208	490,816	511,286	531,318	531,723
Average diluted	506,697	508,614	511,173	510,845	515,045	507,009	499,464	523,561	540,815	542,920
Number of shareholder accounts	37,250	37,165	38,360	40,104	41,438	42,880	44,072	45,190	46,663	49,369
Book value per share ($)	32.02	28.29	28.89	26.48	24.20	22.09	21.07	19.69	19.63	17.44
Total market value of shares ($ billions)	21.7	31.4	34.8	28.9	28.8	24.6	18.8	16.6	18.4	15.1
Price-to-earnings multiple (based on diluted EPS)	11.4	15.3	13.5	12.5	13.1	14.3	14.2	12.7	10.8	12.1
Price-to-cash earnings multiple (based on diluted cash EPS)	11.2	15.1	13.3	12.1	12.6	13.7	13.5	11.8	10.4	11.5
Market-to-book value multiple	1.34	2.23	2.40	2.18	2.38	2.23	1.81	1.72	1.80	1.62

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

									5-year	10-year
For the year ended October 31				2008	2007	2006	2005	2004	CAGR(1)	CAGR (1)

Income Statement
Net interest income (2)				5,087	4,843	4,744	4,787	4,798	1.3	2.6
Non-interest revenue				5,118	4,506	5,241	5,052	4,551	3.9	5.1

Total revenue				10,205	9,349	9,985	9,839	9,349	2.6	3.8
Provision for credit losses				1,330	353	176	179	(103)	23.9	26.2
Non-interest expense				6,894	6,601	6,353	6,332	6,169	2.5	3.7

Income before provision for income taxes and non-controlling interest in subsidiaries				1,981	2,395	3,456	3,328	3,283	(4.2)	(0.8)
Income taxes (2)				(71)	189	717	874	971	nm	nm
Non-controlling interest in subsidiaries				74	75	76	58	17	27.5	11.2

Net income				1,978	2,131	2,663	2,396	2,295	2.1	4.6

Year-over-year growth (%)				(7.2)	(20.0)	11.2	4.4	28.9	na	na

Earnings per Share (EPS) ($)
Basic				3.79	4.18	5.25	4.73	4.51	1.5	4.9
Diluted				3.76	4.11	5.15	4.63	4.40	1.8	5.1
Year-over-year growth (%)				(8.52)	(20.2)	11.2	5.2	27.9	na	na

Diluted Cash Earnings per Share (Cash EPS) ($) (3)				3.83	4.18	5.23	4.78	4.55	1.3	4.7
Year-over-year growth (%)				(8.4)	(20.1)	9.4	5.1	26.7	na	na

(1) Compound annual growth rate (CAGR) expressed as a percentage.
(2) Effective in 2008, net interest income, total revenue and income taxes are no longer reported on a taxable equivalent basis at the enterprise level. Prior year data has been restated.
(3) Refer to the Non-GAAP measures section on page 85.
nm – not meaningful
na – not applicable
Throughout this Supplemental Information section, certain amounts for years prior to 2004 have not been restated to reflect changes in accounting policies in 2006 as the changes are not significant.
90 | BMO Financial Group 191st Annual Report 2008

Table 3: Returns on Equity and Assets ($ millions, except as noted)

For the year ended October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Net income	1,978	2,131	2,663	2,396	2,295	1,781	1,373	1,402	1,766	1,290
Preferred dividends	73	43	30	30	31	38	35	11	10	25

Net income available to common shareholders	1,905	2,088	2,633	2,366	2,264	1,743	1,338	1,391	1,756	1,265
Average common shareholders’ equity	14,612	14,506	13,703	12,577	11,696	10,646	9,973	10,100	9,745	8,976

Return on equity (%)	13.0	14.4	19.2	18.8	19.4	16.4	13.4	13.8	18.0	14.1
Cash return on equity (%)	13.3	14.7	19.5	19.4	20.0	17.1	14.2	14.8	18.8	14.8
Return on average assets (%)	0.50	0.59	0.86	0.81	0.87	0.67	0.55	0.58	0.75	0.57
Return on average assets available to common shareholders (%)	0.48	0.58	0.85	0.80	0.86	0.66	0.54	0.57	0.75	0.56

Table 4: Summary Balance Sheet ($ millions)

As at October 31						2008	2007	2006	2005	2004

Assets
Cash resources						21,105	22,890	19,608	20,721	18,045
Securities						100,138	98,277	67,411	57,034	49,849
Net loans and acceptances						214,995	201,188	190,994	174,337	156,248
Other assets						79,812	44,169	41,965	41,770	36,764

Total assets						416,050	366,524	319,978	293,862	260,906

Liabilities and Shareholders’ Equity
Deposits						257,670	232,050	203,848	193,793	175,190
Other liabilities						134,761	114,330	96,743	82,158	69,005
Subordinated debt						4,315	3,446	2,726	2,469	2,395
Preferred share liability						250	250	450	450	450
Capital trust securities						1,150	1,150	1,150	1,150	1,150
Share capital
Preferred						1,746	1,196	596	596	596
Common						4,708	4,411	4,231	4,022	3,857
Contributed surplus						69	58	49	35	22
Retained earnings						11,632	11,166	10,974	9,801	8,738
Accumulated other comprehensive loss						(251)	(1,533)	(789)	(612)	(497)

Total liabilities and shareholders’ equity						416,050	366,524	319,978	293,862	260,906

Average Daily Balances
Net loans and acceptances						220,646	204,153	185,801	169,523	154,863
Assets						397,609	360,575	309,131	296,502	262,898

Table 5: Liquid Assets ($ millions, except as noted)

As at October 31						2008	2007	2006	2005	2004

Canadian Dollar Liquid Assets
Deposits with other banks						1,842	1,531	3,346	1,855	2,270
Other cash resources						89	1,981	551	586	(5)
Securities						58,639	57,206	30,647	28,723	25,383

Total Canadian dollar liquid assets						60,570	60,718	34,544	31,164	27,648

U.S. Dollar and Other Currencies Liquid Assets
Deposits with other banks						16,477	19,209	14,465	17,232	14,256
Other cash resources						2,697	169	1,246	1,048	1,524
Securities						41,499	41,071	36,764	28,311	24,466

Total U.S. dollar and other currencies liquid assets						60,673	60,449	52,475	46,591	40,246

Total Liquid Assets (1)						121,243	121,167	87,019	77,755	67,894
Cash and securities-to-total assets (%)						29.1	33.1	27.2	26.5	26.0
Pledged assets included in total liquid assets (2)						38,142	30,369	26,299	27,760	18,812

(1)	Includes liquid assets pledged as security for securities sold but not yet purchased, securities lent or sold under repurchase agreements and other secured liabilities.

(2)	Includes reserves or minimum balances which some of our subsidiaries are required to maintain with central banks in their respective countries of operation.
BMO Financial Group 191st Annual Report 2008 | 91

SUPPLEMENTAL INFORMATION
Table 6: Other Statistical Information

As at or for the year ended October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999

Other Information
Employees (1)	37,073	35,827	34,942	33,785	33,593	33,993	34,568	34,693	33,884	33,464
Bank branches	1,280	1,224	1,182	1,180	1,174	1,142	1,134	1,129	1,135	1,198
Automated banking machines (Canada)	2,026	1,978	1,936	1,952	1,993	2,023	2,000	1,982	1,987	2,039

Rates
Average Canadian prime rate (%)	5.21	6.08	5.57	4.30	4.05	4.69	4.15	6.55	7.05	6.49
Average U.S. prime rate (%)	5.69	8.19	7.76	5.85	4.17	4.17	4.79	7.68	9.18	8.00
Canadian/U.S. dollar exchange rates ($)
High	1.29	1.19	1.20	1.27	1.40	1.59	1.61	1.49	1.44	1.45
Low	0.92	0.95	1.10	1.16	1.22	1.30	1.51	1.59	1.53	1.56
Average	1.03	1.09	1.13	1.21	1.31	1.44	1.57	1.54	1.48	1.50
End of period	1.20	0.94	1.12	1.18	1.22	1.32	1.56	1.59	1.52	1.47

(1) Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

Table 7: Revenue and Revenue Growth ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2008	2007	2006	2005	2004	CAGR	CAGR

Net Interest Income	5,087	4,843	4,744	4,787	4,798	1.3	2.6
Year-over-year growth (%)	5.0	2.1	(0.9)	(0.2)	0.4	na	na

Net Interest Margin (1)
Average earning assets	326,803	304,471	261,461	243,196	225,718	8.8	4.7
Net interest margin (%)	1.56	1.59	1.81	1.97	2.13	na	na
Canadian dollar net interest margin (%)	2.00	2.12	2.39	2.45	2.60	na	na
U.S. dollar and other currencies net interest margin (%)	0.92	0.80	0.84	1.16	1.42	na	na

Non-Interest Revenue
Securities commissions and fees	1,105	1,145	1,051	1,092	1,055	4.3	5.3
Deposit and payment service charges	756	728	729	734	746	—	3.1
Trading revenues (losses)	546	(487)	718	496	200	14.7	nm
Lending fees	429	406	337	313	317	7.9	4.0
Card fees	291	107	396	334	261	0.1	4.0
Investment management and custodial fees	339	322	298	305	307	2.2	(1.8)
Mutual fund revenues	589	576	499	437	378	12.9	11.4
Securitization revenues	513	296	100	113	177	16.0	12.5
Underwriting and advisory fees	353	528	407	357	343	5.6	5.2
Securities gains (losses), other than trading	(315)	246	145	165	175	50.4	12.4
Foreign exchange, other than trading	80	132	102	97	177	(12.8)	(2.5)
Insurance income	222	230	204	162	139	12.2	13.6
Other revenues	210	277	255	447	276	(8.8)	4.2

Total non-interest revenue	5,118	4,506	5,241	5,052	4,551	3.9	5.1

Year-over-year growth (%)	13.6	(14.0)	3.8	11.0	7.8	7.6	(7.1)
Non-interest revenue as a % of total revenue	50.2	48.2	52.5	51.3	48.7	46.9	45.5

Total Revenue	10,205	9,349	9,985	9,839	9,349	2.6	3.8
Year-over-year growth (%)	9.2	(6.4)	1.5	5.3	3.9	4.2	0.3

(1) Net interest margin has been calculated based on earning assets rather than total assets.

nm — not meaningful

na — not applicable
92 | BMO Financial Group 191st Annual Report 2008

Table 8: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

						5-year	10-year
For the year ended October 31	2008	2007	2006	2005	2004	CAGR	CAGR

Non-Interest Expense
Employee compensation
Salaries	2,149	1,964	1,903	1,903	1,901	1.7	(1)
Performance-based compensation	1,297	1,275	1,322	1,277	1,160	4.2	(1)
Employee benefits	530	586	599	571	583	(0.4)	10.0

Total employee compensation	3,976	3,825	3,824	3,751	3,644	2.1	4.4

Premises and equipment
Rental of real estate	279	257	246	198	182	10.0	6.6
Premises, furniture and fixtures	255	242	230	253	263	(1.2)	–
Property taxes	29	28	26	45	52	(11.3)	(5.6)
Computers and equipment	819	776	709	768	755	1.3	4.7

Total premises and equipment	1,382	1,303	1,211	1,264	1,252	1.8	3.6

Other expenses
Communications	202	149	131	122	138	4.5	(2.7)
Business and capital taxes	42	47	94	107	99	(17.0)	(11.0)
Professional fees	384	301	287	243	262	8.5	1.8
Travel and business development	328	287	253	247	239	7.9	3.4
Other	546	484	509	504	431	6.5	7.5

Total other expenses	1,502	1,268	1,274	1,223	1,169	5.5	2.1

Amortization of intangible assets	42	46	44	94	104	(16.7)	5.7

Restructuring charge (reversal)	(8)	159	–	–	–	nm	nm

Total Non-Interest Expense	6,894	6,601	6,353	6,332	6,169	2.5	3.7

Year-over-year growth (%)	4.4	3.9	0.3	2.6	1.4	na	na
Non-interest expense-to-revenue ratio (%)	67.6	70.6	63.6	64.4	66.0	na	na

Government Levies and Tax Expense (Recovery) (2)
Government levies other than income taxes
Payroll levies	164	165	162	152	163	1.0	2.5
Property taxes	29	28	26	45	52	(11.3)	(5.6)
Provincial capital taxes	32	37	86	100	91	(20.4)	(12.4)
Business taxes	10	10	8	7	8	8.5	(3.2)
Goods and services tax and sales tax	142	122	128	127	149	(2.1)	1.3

Total government levies other than income tax expense (recovery)	377	362	410	431	463	(4.5)	(1.5)

Provision for (recovery of) income taxes reported in:
Statement of income	(71)	189	717	874	971	(164.1)	(21.6)
Statement of changes in shareholders’ equity	(737)	471	156	101	246	nm	nm

Total income tax (recovery)	(808)	660	873	975	1,217	(191.6)	3.6

Total Net Government Levies and Taxes (Recovery)	(431)	1,022	1,283	1,406	1,680	(175.8)	(8.1)

Total net government levies and tax expense (recovery) as a % of net income before taxes and government levies	(26.7)	38.1	33.9	38.0	45.0	na	na
Effective income tax rate	(3.6)	7.9	20.7	26.3	29.5	na	na

(1)	Salaries and performance-based compensation were not separately reported in 1998. Together, they have increased at a 10-year compound annual growth rate of 3.8%.

(2)	Government levies are included in various non-interest expense categories.

na – not applicable

nm – not meaningful
BMO Financial Group 191st Annual Report 2008 | 93

SUPPLEMENTAL INFORMATION
Table 9: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

	2008				2007				2006
		Average		Interest		Average		Interest		Average		Interest
	Average	interest		income/	Average	interest		income/	Average	interest		income/
For the year ended October 31	balances	rate (%	)	expense	balances	rate (%	)	expense	balances	rate (%	)	expense

Assets

Canadian Dollar
Deposits with other banks	2,059	4.02		83	3,469	4.22		146	3,035	3.86		117
Securities	55,114	3.60		1,986	42,252	3.47		1,467	30,819	3.29		1,014
Loans
Residential mortgages	45,926	4.99		2,294	54,735	5.14		2,813	56,556	4.95		2,802
Non-residential mortgages	3,200	5.78		185	2,832	5.99		170	2,618	5.92		155
Consumer instalment and other personal	27,891	5.74		1,601	21,972	6.80		1,495	19,305	6.34		1,224
Credit cards	4,162	12.00		499	3,831	11.61		445	4,591	11.20		514
Businesses and governments (1)	51,250	4.59		2,351	51,519	4.96		2,558	46,305	4.57		2,118

Total loans	132,429	5.23		6,930	134,889	5.55		7,481	129,375	5.27		6,813

Other non-interest bearing assets	35,752				45,648				44,016

Total Canadian dollar	225,354	3.99		8,999	226,258	4.02		9,094	207,245	3.88		7,944

U.S. Dollar and Other Currencies
Deposits with other banks	20,985	4.04		847	20,661	4.75		982	16,378	3.98		652
Securities	35,959	3.39		1,220	41,206	4.09		1,686	30,077	3.80		1,144
Loans
Residential mortgages	6,816	5.39		367	6,635	5.17		343	6,259	4.89		306
Non-residential mortgages	3,622	6.18		224	3,107	6.47		201	2,708	6.31		171
Consumer instalment and other personal	10,035	5.79		581	9,921	6.43		638	9,522	5.90		562
Credit cards	36	10.23		4	25	5.94		1	36	2.49		1
Businesses and governments (1)	56,863	4.41		2,508	40,070	7.22		2,893	31,065	6.86		2,132

Total loans	77,372	4.76		3,684	59,758	6.82		4,076	49,590	6.40		3,172

Other non-interest bearing assets	37,939				12,692				5,841

Total U.S. dollar and other currencies	172,255	3.34		5,751	134,317	5.02		6,744	101,886	4.92		4,968

Total All Currencies
Total assets and interest income	397,609	3.71		14,750	360,575	4.39		15,838	309,131	4.18		12,912

Liabilities

Canadian Dollar
Deposits
Banks	2,641	1.94		51	2,650	3.43		91	2,965	2.83		84
Businesses and governments	64,881	3.43		2,227	60,653	3.27		1,984	56,168	2.27		1,274
Individuals	65,586	2.27		1,491	59,375	2.52		1,495	58,184	2.27		1,319

Total deposits	133,108	2.83		3,769	122,678	2.91		3,570	117,317	2.28		2,677
Subordinated debt and other interest bearing liabilities	38,276	3.62		1,387	41,285	4.01		1,655	35,090	3.80		1,333
Other non-interest bearing liabilities	38,220				47,233				40,900

Total Canadian dollar	209,604	2.46		5,156	211,196	2.47		5,225	193,307	2.07		4,010

U.S. Dollar and Other Currencies
Deposits
Banks	31,975	3.88		1,242	29,676	4.97		1,475	23,028	4.48		1,031
Businesses and governments	64,783	2.91		1,882	54,223	4.23		2,295	39,629	4.03		1,596
Individuals	18,373	2.44		448	17,799	3.18		565	17,245	2.55		439

Total deposits	115,131	3.10		3,572	101,698	4.26		4,335	79,902	3.84		3,066
Subordinated debt and other interest bearing liabilities	31,076	3.01		935	23,939	5.99		1,435	18,062	6.05		1,092
Other non-interest bearing liabilities	25,738				8,351				3,582

Total U.S. dollar and other currencies	171,945	2.62		4,507	133,988	4.31		5,770	101,546	4.10		4,158

Total All Currencies
Total liabilities and interest expense	381,549	2.53		9,663	345,184	3.19		10,995	294,853	2.77		8,168
Shareholders’ equity	16,060				15,391				14,278

Total Liabilities, Interest Expense and Shareholders’ Equity	397,609	2.43		9,663	360,575	3.05		10,995	309,131	2.64		8,168

Net interest margin
– based on earning assets		1.56				1.59				1.81
– based on total assets		1.28				1.34				1.53
Net interest income based on total assets				5,087				4,843				4,744

   (1) Includes securities purchased under resale agreements.
94 | BMO Financial Group 191st Annual Report 2008

Table 10: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

		2008/2007			2007/2006
	Increase (decrease) due to change in			Increase (decrease) due to change in
	Average	Average		Average	Average
For the year ended October 31	balance	rate	Total	balance	rate	Total

Assets

Canadian Dollar
Deposits with other banks	(59)	(4)	(63)	16	13	29
Securities	447	72	519	375	78	453
Loans Residential mortgages	(452)	(67)	(519)	(91)	102	11
Non-residential mortgages	22	(7)	15	13	2	15
Consumer instalment and other personal	403	(297)	106	169	102	271
Credit cards	38	16	54	(85)	16	(69)
Businesses and governments	(14)	(193)	(207)	239	201	440

Total loans	(3)	(548)	(551)	245	423	668

Other non-interest bearing assets	–	–	–	–	–	–

Change in Canadian dollar interest income	385	(480)	(95)	636	514	1,150

U.S. Dollar and Other Currencies
Deposits with other banks	14	(149)	(135)	171	159	330
Securities	(215)	(251)	(466)	424	118	542
Loans
Residential mortgages	9	15	24	20	17	37
Non-residential mortgages	34	(11)	23	25	5	30
Consumer instalment and other personal	7	(64)	(57)	24	52	76
Credit cards	1	2	3	(1)	1	–
Businesses and governments	1,212	(1,597)	(385)	618	143	761

Total loans	1,263	(1,655)	(392)	686	218	904

Other non-interest bearing assets	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest income	1,062	(2,055)	(993)	1,281	495	1,776

Total All Currencies
Change in total interest income (a)	1,447	(2,535)	(1,088)	1,917	1,009	2,926

Liabilities

Canadian Dollar
Deposits
Banks	(1)	(39)	(40)	(10)	17	7
Businesses and governments	139	104	243	102	608	710
Individuals	157	(161)	(4)	28	148	176

Total deposits	295	(96)	199	120	773	893
Subordinated debt and other interest bearing liabilities	(120)	(148)	(268)	118	204	322
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in Canadian dollar interest expense	175	(244)	(69)	238	977	1,215

U.S. Dollar and Other Currencies
Deposits
Banks	114	(347)	(233)	299	145	444
Businesses and governments	447	(860)	(413)	588	111	699
Individuals	18	(135)	(117)	14	112	126

Total deposits	579	(1,342)	(763)	901	368	1,269
Other interest bearing liabilities	428	(928)	(500)	355	(12)	343
Other non-interest bearing liabilities	–	–	–	–	–	–

Change in U.S. dollar and other currencies interest expense	1,007	(2,270)	(1,263)	1,256	356	1,612

Total All Currencies
Change in total interest expense (b)	1,182	(2,514)	(1,332)	1,494	1,333	2,827

Change in total net interest income (a – b)	265	(21)	244	423	(324)	99

BMO Financial Group 191st Annual Report 2008 | 95

SUPPLEMENTAL INFORMATION
Table 11: Net Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Consumer
Residential mortgages (1)	38,490	43,442	53,922	51,481	47,533	8,086	5,948	6,425	6,274	5,728	–	–	–	–	–
Cards	2,117	4,493	3,631	4,648	3,698	3	–	–	–	4	–	–	–	–	–
Consumer instalment and
other personal loans	31,633	24,393	20,482	18,683	16,971	12,102	8,795	9,935	9,245	7,914	–	–	–	–	–

Total consumer	72,240	72,328	78,035	74,812	68,202	20,191	14,743	16,360	15,519	13,646	–	–	–	–	–

Commercial and corporate
Commercial and corporate,
excluding securities
borrowed or purchased
under resale agreements	52,148	51,548	42,453	37,097	35,300	31,827	21,531	21,024	17,600	15,778	11,877	4,843	2,598	1,988	1,723
Securities borrowed or
purchased under
resale agreements	15,332	21,784	18,639	16,178	13,233	12,701	15,309	12,790	12,102	9,376	–	–	–	–	–

Total commercial and corporate	67,480	73,332	61,092	53,275	48,533	44,528	36,840	33,814	29,702	25,154	11,877	4,843	2,598	1,988	1,723

Total loans and acceptances,
net of specific allowances	139,720	145,660	139,127	128,087	116,735	64,719	51,583	50,174	45,221	38,800	11,877	4,843	2,598	1,988	1,723
General allowance	(579)	(587)	(555)	(590)	(630)	(742)	(311)	(350)	(369)	(380)	–	–	–	–	–

Total net loans and acceptances	139,141	145,073	138,572	127,497	116,105	63,977	51,272	49,824	44,852	38,420	11,877	4,843	2,598	1,988	1,723

	Total

As at October 31	2008	2007	2006	2005	2004

Consumer
Residential mortgages (1)	46,576	49,390	60,347	57,755	53,261
Cards	2,120	4,493	3,631	4,648	3,702
Consumer instalment and
other personal loans	43,735	33,188	30,417	27,928	24,885

Total consumer	92,431	87,071	94,395	90,331	81,848

Commercial and corporate
Commercial and corporate,
excluding securities
borrowed or purchased
under resale agreements	95,852	77,922	66,075	56,685	52,801
Securities borrowed or
purchased under
resale agreements	28,033	37,093	31,429	28,280	22,609

Total commercial and corporate	123,885	115,015	97,504	84,965	75,410

Total loans and acceptances,
net of specific allowances	216,316	202,086	191,899	175,296	157,258
General allowance	(1,321)	(898)	(905)	(959)	(1,010)

Total net loans and acceptances	214,995	201,188	190,994	174,337	156,248

Table 12: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Consumer
Residential mortgages	211	112	110	87	120	–	–	–	–	–	–	–	–	–	–
Consumer instalment and
other personal loans	89	54	42	33	30	91	–	5	5	5	–	–	–	–	–

Total consumer	300	166	152	120	150	91	–	5	5	5	–	–	–	–	–
Commercial and corporate	374	183	143	166	183	1,147	211	202	326	421	49	3	11	18	62

Total impaired loans and
acceptances, net of specific
allowances for credit losses	674	349	295	286	333	1,238	211	207	331	426	49	3	11	18	62
General allowance	(579)	(587)	(555)	(590)	(630)	(742)	(311)	(350)	(369)	(380)	–	–	–	–	–

Total net impaired loans
and acceptances (NIL)	95	(238)	(260)	(304)	(297)	496	(100)	(143)	(38)	46	49	3	11	18	62

Condition Ratios
Gross impaired loans and
acceptances as a % of equity
and allowance for credit losses	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un
NIL as a % of net loans
and acceptances (2)	0.07	(0.16)	(0.19)	(0.24)	(0.26)	0.78	(0.20)	(0.29)	(0.08)	0.12	0.41	0.06	0.42	0.91	3.60
NIL as a % of net loans
and acceptances (2)
Consumer	0.42	0.23	0.19	0.16	0.22	0.45	–	0.03	0.03	0.04	–	–	–	–	–
Commercial and corporate,
excluding securities
borrowed or purchased
under resale agreements	0.72	0.36	0.34	0.45	0.52	3.60	0.98	0.96	1.85	2.67	0.41	0.06	0.42	0.91	3.60

	Total

As at October 31	2008	2007	2006	2005	2004

Consumer
Residential mortgages	211	112	110	87	120
Consumer instalment and
other personal loans	180	54	47	38	35

Total consumer	391	166	157	125	155
Commercial and corporate	1,570	397	356	510	666

Total impaired loans and
acceptances, net of specific
allowances for credit losses	1,961	563	513	635	821
General allowance	(1,321)	(898)	(905)	(959)	(1,010)

Total net impaired loans
and acceptances (NIL)	640	(335)	(392)	(324)	(189)

Condition Ratios
Gross impaired loans and
acceptances as a % of equity
and allowance for credit losses	11.34	4.07	3.81	4.92	7.48
NIL as a % of net loans
and acceptances (2)	(0.30)	(0.17)	(0.21)	(0.19)	(0.12)
NIL as a % of net loans
and acceptances (2)
Consumer	0.42	0.19	0.17	0.14	0.19
Commercial and corporate,
excluding securities
borrowed or purchased
under resale agreements	1.64	0.51	0.54	0.90	1.26

(1)   Excludes residential mortgages classified as commercial or corporate loans
(2008 – $2.7 billion, 2007 – $3.0 billion, 2006 – $2.9 billion, 2005 – $3.1 billion,
2004 – $3.2 billion).
(2)   Aggregate balances are net of specific and general allowances; the consumer, commercial and corporate categories are stated net of specific allowances only.
(3)   Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
un – unavailable, as equity is not allocated on a country of risk basis

96 | BMO Financial Group 191st Annual Report 2008

Table 13: Net Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2008	2007	2006	2005	2004

Net Loans and Acceptances by Province
Atlantic provinces	5,619	6,248	6,069	5,839	5,934
Quebec	13,620	15,415	16,459	16,695	15,707
Ontario	85,427	83,674	79,535	72,314	63,509
Prairie provinces	18,405	22,344	19,278	16,829	16,094
British Columbia and territories	16,649	17,979	17,786	16,410	15,491

Total net loans and acceptances in Canada	139,720	145,660	139,127	128,087	116,735

Net Commercial and Corporate Loans by Industry, excluding
Securities Borrowed or Purchased under Resale Agreements
Commercial mortgages	10,121	8,994	8,505	8,246	7,954
Commercial real estate	8,300	6,532	5,830	4,242	3,517
Construction (non-real estate)	1,857	1,425	1,102	936	939
Retail trade	5,269	4,398	3,842	3,494	3,242
Wholesale trade	3,849	3,200	3,025	2,804	2,558
Agriculture	3,769	3,471	3,211	2,842	2,536
Communications	1,404	1,218	1,547	1,179	1,415
Manufacturing	9,290	7,238	7,733	6,977	6,495
Mining	3,256	1,522	510	375	290
Oil and gas	6,199	5,474	5,230	2,829	2,863
Transportation	1,788	1,467	1,322	932	951
Utilities	1,591	977	985	916	771
Forest products	875	767	692	644	544
Service industries	9,613	8,307	6,904	7,043	6,451
Financial institutions	23,710	16,393	9,595	6,348	5,875
Government	865	un	un	un	un
Other	4,096	6,539	6,042	6,878	6,400

	95,852	77,922	66,075	56,685	52,801

Table 14: Net Impaired Loans and Acceptances – Segmented Information ($ millions)

As at October 31	2008	2007	2006	2005	2004

Net Impaired Commercial and Corporate Loans
Commercial mortgages	38	43	31	36	32
Commercial real estate	460	96	8	22	36
Construction (non-real estate)	15	5	7	7	17
Retail trade	41	9	21	39	37
Wholesale trade	51	24	18	24	19
Agriculture	73	18	22	15	18
Communications	–	–	88	116	149
Manufacturing	275	80	98	117	123
Mining	–	–	–	–	–
Oil and gas	47	–	1	1	–
Transportation	27	15	8	18	28
Utilities	1	–	–	24	75
Forest products	16	5	4	5	5
Service industries	93	58	36	54	68
Financial institutions	244	23	4	11	23
Government	3	un	un	un	un
Other	186	21	10	21	36

	1,570	397	356	510	666

un – unavailable
Table 15: Changes in Impaired Loans and Allowance for Credit Losses ($ millions)

As at October 31	2008	2007	2006	2005	2004

Gross impaired loans and acceptances, beginning of year	720	666	804	1,119	1,918
Additions to impaired loans and acceptances	2,506	588	420	423	607
Reductions in impaired loans and acceptances (3)	131	(143)	(220)	(319)	(936)
Write-offs	(970)	(391)	(338)	(419)	(470)

Gross Impaired Loans and Acceptances, End of Year	2,387	720	666	804	1,119

Allowance for credit losses, beginning of year	1,055	1,058	1,128	1,308	1,785
Increases – specific allowances	1,239	395	322	290	163
Change in the general allowance	423	(7)	(54)	(51)	(170)
Write-offs	(970)	(391)	(338)	(419)	(470)

Allowance for Credit Losses, End of Year	1,747	1,055	1,058	1,128	1,308

BMO Financial Group 191st Annual Report 2008 | 97

SUPPLEMENTAL INFORMATION
Table 16: Changes in Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Allowance for credit losses, beginning of year	692	651	687	762	1,013	362	403	435	514	661	1	4	6	32	117
Provision for credit losses	340	257	181	192	(1)	942	99	(3)	14	(46)	48	(3)	(2)	(27)	(56)
Transfer of allowance	–	5	–	–	–	–	7	–	–	–	–	–	–	–	–
Recoveries	61	53	47	37	35	53	38	65	30	94	–	–	–	–	2
Write-offs	(387)	(274)	(263)	(303)	(283)	(576)	(117)	(75)	(116)	(157)	(7)	–	–	–	(30)
Other, including foreign exchange rate changes	2	–	(1)	(1)	(2)	217	(68)	(19)	(7)	(38)	(1)	–	–	1	(1)

Allowance for credit losses, end of year	708	692	651	687	762	998	362	403	435	514	41	1	4	6	32

Allocation of Write-offs by Market
Consumer	(303)	(246)	(229)	(219)	(185)	(125)	(43)	(38)	(27)	(21)	–	–	–	–	–
Commercial and corporate	(84)	(28)	(34)	(84)	(98)	(451)	(74)	(37)	(89)	(136)	(7)	–	–	–	(30)
Allocation of Recoveries by Market
Consumer	56	50	39	33	29	35	22	21	16	12	–	–	–	–	–
Commercial and corporate	5	3	8	4	6	18	16	44	14	82	–	–	–	–	2
Net write-offs as a % of average loans and acceptances	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

	Total

As at October 31	2008	2007	2006	2005	2004

Allowance for credit losses, beginning of year	1,055	1,058	1,128	1,308	1,791
Provision for credit losses	1,330	353	176	179	(103)
Transfer of allowance	–	12	–	–	–
Recoveries	114	91	112	67	131
Write-offs	(970)	(391)	(338)	(419)	(470)
Other, including foreign exchange rate changes	218	(68)	(20)	(7)	(41)

Allowance for credit losses, end of year	1,747	1,055	1,058	1,128	1,308

Allocation of Write-offs by Market
Consumer	(428)	(289)	(267)	(246)	(206)
Commercial and corporate	(542)	(102)	(71)	(173)	(264)
Allocation of Recoveries by Market
Consumer	91	72	60	49	41
Commercial and corporate	23	19	52	18	90
Net write-offs as a % of average loans and acceptances	0.4	0.1	0.1	0.2	0.2

Table 17: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)

	Canada					United States					Other countries

As at October 31	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004

Consumer
Residential mortgages	13	14	5	5	5	–	–	–	–	–	–	–	–	–	–
Consumer instalment and other personal loans	2	1	1	1	2	–	–	–	–	–	–	–	–	–	–

Total consumer	15	15	6	6	7	–	–	–	–	–	–	–	–	–	–
Commercial and corporate	114	90	90	91	125	256	51	53	66	134	41	1	4	6	32
Off-balance sheet	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Total specific allowance	129	105	96	97	132	256	51	53	66	134	41	1	4	6	32
General allowance	579	587	555	590	630	742	311	350	369	380	–	–	–	–	–

Allowance for credit losses	708	692	651	687	762	998	362	403	435	514	41	1	4	6	32

Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances
Total	88.2	152.4	166.5	179.4	163.9	66.8	138.2	155.0	109.6	91.8	45.6	25.0	26.7	25.0	34.0
Consumer	4.8	8.3	3.8	4.8	4.5	–	–	–	–	–	na	na	na	na	na
Commercial and corporate	23.4	33.0	38.6	35.4	40.6	18.2	19.5	20.8	35.4	24.1	45.5	25.0	26.7	25.0	34.0

	Total

As at October 31	2008	2007	2006	2005	2004

Consumer
Residential mortgages	13	14	5	5	5
Consumer instalment and other personal loans	2	1	1	1	2

Total consumer	15	15	6	6	7
Commercial and corporate	411	142	147	163	291
Off-balance sheet	–	–	–	–	–

Total specific allowance	426	157	153	169	298
General allowance	1,321	898	905	959	1,010

Allowance for credit losses	1,747	1,055	1,058	1,128	1,308

Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances
Total	73.2	146.5	158.8	140.2	116.9
Consumer	3.7	8.3	3.7	4.6	4.3
Commercial and corporate	20.7	26.3	29.2	24.2	30.4

un – unavailable
na – not applicable
98 | BMO Financial Group 191st Annual Report 2008

Table 18: Provision for Credit Losses – Segmented Information ($ millions)

For the year ended October 31	2008	2007	2006	2005	2004

Consumer
Residential mortgages	5	11	7	3	3
Cards	154	137	132	141	106
Consumer instalment and other personal loans	178	81	67	53	60

Total consumer	337	229	206	197	169

Commercial and Corporate (1)
Commercial mortgages	1	–	–	4	2
Commercial real estate	254	14	(2)	2	6
Construction (non-real estate)	2	1	(2)	9	9
Retail trade	10	7	(5)	15	2
Wholesale trade	3	7	4	13	9
Agriculture	2	5	2	4	20
Communications	–	–	(6)	(34)	(12)
Manufacturing	132	(9)	20	23	(37)
Mining	–	–	–	–	(1)
Oil and gas	27	–	–	–	(4)
Transportation	12	4	7	13	(17)
Utilities	–	–	(19)	(26)	(87)
Forest products	5	–	(1)	–	(7)
Service industries	33	2	2	5	13
Financial institutions	251	40	(1)	(1)	13
Government	2	un	un	un	un
Other	(1)	3	6	(5)	(11)

Total commercial and corporate	733	74	5	22	(102)

Total specific provisions	1,070	303	211	219	67
General provision for credit losses	260	50	(35)	(40)	(170)

Total provision for credit losses	1,330	353	176	179	(103)

(1) There have been no provisions for credit losses on securities borrowed or purchased under resale agreements.

un – unavailable

Table 19: Specific Allowance for Credit Losses – Segmented Information ($ millions)

As at October 31	2008	2007	2006	2005	2004

Commercial and Corporate Specific Allowance by Industry
Commercial mortgages	–	–	–	–	–
Commercial real estate	108	25	7	6	4
Construction (non-real estate)	4	4	3	4	20
Retail trade	6	7	9	18	7
Wholesale trade	14	17	21	20	14
Agriculture	9	13	9	13	12
Communications	–	–	1	2	46
Manufacturing	108	35	57	53	79
Mining	–	–	–	–	–
Oil and gas	25	–	–	1	–
Transportation	8	5	11	3	6
Utilities	–	–	–	–	46
Forest products	6	2	2	2	8
Service industries	23	17	19	26	23
Financial institutions	70	10	1	7	10
Government	2	un	un	un	un
Other	28	7	7	8	16

Total specific allowance for credit losses on commercial and corporate loans	411	142	147	163	291

un – unavailable
BMO Financial Group 191st Annual Report 2008 | 99

SUPPLEMENTAL INFORMATION
Table 20: Contractual Obligations ($ millions)

	Less than	1 to 3	4 to 5	Over 5	No fixed
As at October 31, 2008	one year	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments
Deposits	116,297	26,146	8,942	5,767	99,448	256,600
Derivative obligations	345	603	320	294	–	1,562
Subordinated debt (1)	368	693	434	5,408	–	6,903
Capital trust securities	78	868	413	–	–	1,359
Preferred share liability	253	–	–	–	–	253
Other financial liabilities (1)	41,167	228	265	3,560	42	45,262

	158,508	28,538	10,374	15,029	99,490	311,939

Off-Balance Sheet Obligations
Commitments to extend credit	41,113	21,270	16,953	1,772	–	81,108
Operating leases	211	337	233	629	–	1,410
Purchase obligations	296	589	491	266	–	1,642

	41,620	22,196	17,677	2,667	–	84,160

Total	200,128	50,734	28,051	17,696	99,490	396,099

(1) Includes interest payments.

Table 21: Capital Adequacy ($ millions, except as noted)

	Basel II basis	Basel I basis (1)

As at October 31	2008	2007	2006	2005	2004

Tier 1 capital
Common shareholders’ equity	15,974	14,233	14,465	13,246	12,120
Non-cumulative preferred shares (2) (3)	1,996	1,446	1,046	1,046	1,046
Innovative Tier 1 capital instruments (2)	2,486	2,422	2,192	2,192	1,745
Non-controlling interest in subsidiaries	39	33	36	37	44
Goodwill and excess intangible assets (4)	(1,635)	(1,140)	(1,098)	(1,091)	(1,507)
Accumulated net after-tax unrealized loss from available-for-sale equity securities	(15)	–	–	–	–

Net Tier 1 capital	18,845	16,994	16,641	15,430	13,448
Securitization-related deductions	(115)	na	na	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	–	na	na	na	na
Other deductions	(1)	na	na	na	na

Adjusted Tier 1 capital	18,729	16,994	16,641	15,430	13,448

Tier 2 capital
Preferred shares of a subsidiary (3)	–	–	273	287	296
Subordinated debt	4,175	3,335	2,306	2,130	1,783
Trust subordinated notes	800	800	–	–	–
Accumulated net after-tax unrealized gain from available-for-sale equity securities	–	26	–	–	–
Eligible general allowance for credit losses (5) (6)	494	898	905	958	1,010

Total Tier 2 capital	5,469	5,059	3,484	3,375	3,089
First-loss protection	na	(85)	(44)	(123)	(128)
Securitization-related deductions	(6)	na	na	na	na
Expected loss in excess of allowance (AIRB Approach) (5)	–	na	na	na	na
Investments in non-consolidated subsidiaries/substantial investments (7)	(871)	(994)	(937)	(963)	(901)
Other deductions	–	na	na	na	na

Adjusted Tier 2 capital	4,592	3,980	2,503	2,289	2,060

Total capital	23,321	20,974	19,144	17,719	15,508

Risk-weighted assets	191,608	178,687	162,794	149,855	136,661
Capital ratios (%)
Tier 1 Capital Ratio	9.77	9.51	10.22	10.30	9.84
Total Capital Ratio	12.17	11.74	11.76	11.82	11.35
Assets-to-capital multiple	16.4	17.2	16.1	16.3	16.8

(1)	Beginning in fiscal 2008, capital is calculated under the Basel II guidelines, whereas for all prior periods capital is calculated using the Basel I methodology.

(2)	Non-cumulative preferred shares and Innovative Tier 1 capital instruments include amounts that were reclassified to liabilities on the consolidated balance sheet, but are eligible for inclusion in the capital calculation for regulatory purposes.

(3)	In 2007, the Office of the Superintendent of Financial Institutions (OSFI) approved the reclassification of preferred shares issued by a subsidiary from Tier 2 capital to Innovative Tier 1 capital.

(4)	In addition to goodwill, intangible assets in excess of 5% of gross Tier 1 capital are deducted from Tier 1 capital.
(5)	When expected loss as calculated under the Advanced Internal Ratings Based (AIRB) Approach exceeds total provisions, 50% of the difference is deducted from Tier 1 capital and 50% from Tier 2. When the expected loss is less than total provisions, the difference is added to Tier 2 capital.

(6)	Under Basel I, OSFI permits the inclusion of the lesser of the balance of our general allowance for credit losses and 0.875% of risk-weighted assets.

(7)	Under Basel II transitional rules, 100% of substantial investments and investments in insurance subsidiaries held prior to January 1, 2007 are deducted from Tier 2 capital. Effective November 1, 2008, 50% of substantial investments will be deducted from Tier 1 capital and 50% from Tier 2 capital. Effective November 1, 2011, equivalent deductions will apply to investments in insurance companies.

na – not applicable

100 | BMO Financial Group 191st Annual Report 2008

Table 22: Risk-Weighted Assets (RWA) ($ millions)

		RWA
	Exposure at	Standardized	Advanced
As at October 31, 2008	Default (EAD)	Approach	Approach	Total

Credit Risk
Corporate
Corporate, including specialized lending	130,758	15,957	47,306	63,263
Corporate small and medium-sized enterprises	46,521	9,837	21,015	30,852
Sovereign	35,351	–	382	382
Bank	63,406	442	6,465	6,907
Retail
Residential mortgages	47,821	3,908	1,058	4,966
Home equity line of credit	25,922	3,338	966	4,304
Qualifying revolving retail	24,225	–	2,263	2,263
Other retail, excluding small and medium-sized enterprises	18,861	5,007	4,210	9,217
Retail small and medium-sized enterprises	2,586	–	920	920
Equity	1,518	–	1,282	1,282
Trading book	66,304	–	11,759	11,759
Securitization	50,015	–	6,717	6,717
Other credit risk assets – non-counterparty managed assets	84,177	–	14,524	14,524
Scaling factor for credit risk assets under AIRB (1)	–	–	6,260	6,260

Total Credit Risk	597,465	38,489	125,127	163,616
Market Risk		3,497	7,796	11,293
Operational Risk		16,699	–	16,699

Total Basel II Risk-Weighted Assets (2)		58,685	132,923	191,608

Basel I Risk-Weighted Assets 2007 (2)				178,687

Basel I Risk-Weighted Assets 2006 (2)				162,794

(1)	The scaling factor is applied to the risk-weighted asset amounts for credit risk under the AIRB Approach.
(2)	Beginning in fiscal 2008, risk-weighted assets are calculated under the Basel II methodology, whereas for all prior periods they are calculated using the Basel I methodology. Basel I and Basel II risk-weighted asset amounts are not comparable, and should be considered for reference purposes only.

Table 23: Average Deposits ($ millions, except as noted)

		2008		2007		2006

	Average	Average	Average	Average	Average	Average
	balance	rate paid (%)	balance	rate paid (%)	balance	rate paid (%)

Deposits Booked in Canada
Demand deposits – interest bearing	11,544	1.83	9,400	2.94	7,934	2.18
Demand deposits – non-interest bearing	14,175	–	13,076	–	12,189	–
Payable after notice	38,112	1.83	36,255	2.32	35,678	1.91
Payable on a fixed date	90,822	3.53	80,220	3.66	74,649	3.17

Total deposits booked in Canada	154,653	2.66	138,951	2.92	130,450	2.47

Deposits Booked in the United States and Other Countries
U.S. demand deposits	10,044	2.36	8,675	3.84	8,644	2.98
Other U.S. deposits payable after notice or on a fixed date	54,139	3.37	46,277	4.40	34,206	3.64
Deposits booked in other countries	29,403	3.97	30,473	4.85	23,919	4.26

Total Average Deposits	248,239	2.96	224,376	3.52	197,219	2.91

As at October 31, 2008, 2007 and 2006: deposits by foreign depositors in our Canadian bank offices amounted to $14,781 million, $11,544 million and $9,320 million, respectively; total deposits payable after notice included $22,203 million, $21,477 million and $18,947 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $28,074 million, $29,318 million and $24,513 million, respectively, of federal funds purchased and commercial paper issued. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

Table 24: Unrealized Gains (Losses) on Securities, Other Than Trading ($ millions)

			Unrealized gains (losses) (1)

As at October 31	Amortized cost	Fair value	2008	2007	2006	2005	2004

Canadian governments debt	3,524	3,554	30	–	–	–	–
U.S. governments debt	10,331	10,363	32	8	(29)	(23)	–
Mortgage-backed securities – Canada	10,956	11,043	87	20	–	–	–
– United States	872	875	3	(6)	(10)	(7)	4
Corporate debt	5,896	5,641	(255)	(3)	3	6	21
Corporate equity	2,539	2,520	(19)	26	90	20	60
Other governments debt	109	110	1	–	1	1	1

Total securities, other than trading	34,227	34,106	(121)	45	55	(3)	86

(1)	Unrealized gains (losses) may be offset by related losses (gains) on liabilities or hedge contracts.

BMO Financial Group 191st Annual Report 2008 | 101

Statement of Management’s Responsibility
for Financial Information

The management of Bank of Montreal (the “Bank”) is responsible for preparation and presentation of the annual consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.
          The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”) in the United States, as applicable. The financial statements also comply with the provisions of the Bank Act and related regulations, including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada.
          The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (“CSA”) as well as Item 303 of Regulation S-K of the Securities Exchange Act, and their related published requirements.
          The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information we must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
          The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.
          In meeting our responsibility for the reliability and timeliness of financial information, we maintain and rely on a comprehensive system of internal controls and internal audit, including organizational and procedural controls, disclosure controls and procedures, and internal control over financial reporting. Our system of internal controls includes written communication of our policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties;
delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and accounting policies that we regularly update. This structure ensures appropriate internal controls over transactions, assets and records. We also regularly audit internal controls. These controls and audits are designed to provide us with reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and we are in compliance with all regulatory requirements.
          As at October 31, 2008 we, as Bank of Montreal’s Chief Executive Officer and Interim Chief Financial Officer, have determined that the Bank’s internal control over financial reporting is effective. We have certified Bank of Montreal’s annual filings with the CSA and the SEC as required in Canada by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Securities Exchange Act of 1934.
          In order to provide their opinions on our consolidated financial statements and on Bank of Montreal’s internal control over financial reporting, the Shareholders’ Auditors review our system of internal controls and conduct work to the extent that they consider appropriate.
          The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the financial information contained in the Annual Report, including the MD&A. The Board of Directors and its relevant Committees oversee management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, compliance with legal and regulatory requirements, management and control of major risk areas, and assessment of significant and related party transactions.
          The Audit Committee, which is comprised entirely of independent directors, is also responsible for selecting the Shareholders’ Auditors and reviewing the qualifications, independence and performance of both the Shareholders’ Auditors and internal audit. The Shareholders’ Auditors and the Bank’s Chief Auditor have full and free access to the Board of Directors and its Audit and other relevant Committees to discuss audit, financial reporting and related matters.

William A. Downe President and Chief Executive Officer	Russel C. Robertson Interim Chief Financial Officer	Canada November 25, 2008

102  |  BMO Financial Group 191st Annual Report 2008

Shareholders’ Auditors’ Reports

To the Shareholders of Bank of Montreal
We have audited the consolidated balance sheets of Bank of Montreal (the “Bank”) as at October 31, 2008 and 2007 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 25, 2008

To the Shareholders and Board of Directors
of Bank of Montreal
We have audited Bank of Montreal’s (the “Bank”) internal control over financial reporting as of October 31, 2008, based on the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page 72 of Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by COSO.
          We also have conducted audits of the consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated November 25, 2008 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
November 25, 2008

  BMO Financial Group 191st Annual Report 2008  |  103

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

As at October 31 (Canadian $ in millions)	2008	2007

Assets
Cash Resources (Note 2)	$21,105	$22,890

Securities (Note 3)
Trading	66,032	70,773
Available-for-sale	32,115	26,010
Other	1,991	1,494

	100,138	98,277

Loans (Notes 4 and 8)
Residential mortgages	49,343	52,429
Consumer instalment and other personal	43,737	33,189
Credit cards	2,120	4,493
Businesses and governments	84,151	62,650
Securities borrowed or purchased under resale agreements	28,033	37,093

	207,384	189,854
Customers’ liability under acceptances	9,358	12,389
Allowance for credit losses	(1,747)	(1,055)

	214,995	201,188

Other Assets
Derivative instruments (Note 10)	65,586	32,585
Premises and equipment (Note 11)	2,227	1,980
Goodwill (Note 13)	1,635	1,140
Intangible assets (Note 13)	204	124
Other (Note 14)	10,160	8,340

	79,812	44,169

Total Assets	$416,050	$366,524

Liabilities and Shareholders’ Equity
Deposits (Note 15)
Banks	$30,346	$34,100
Businesses and governments	136,111	121,748
Individuals	91,213	76,202

	257,670	232,050

Other Liabilities
Derivative instruments (Note 10)	60,048	33,584
Acceptances (Note 16)	9,358	12,389
Securities sold but not yet purchased (Note 16)	18,792	25,039
Securities lent or sold under repurchase agreements (Note 16)	32,492	31,263
Other (Note 16)	14,071	12,055

	134,761	114,330

Subordinated Debt (Note 18)	4,315	3,446

Capital Trust Securities (Note 19)	1,150	1,150

Preferred Share Liability (Note 21)	250	250

Shareholders’ Equity
Share capital (Note 21)	6,454	5,607
Contributed surplus	69	58
Retained earnings	11,632	11,166
Accumulated other comprehensive loss	(251)	(1,533)

	17,904	15,298

Total Liabilities and Shareholders’ Equity	$416,050	$366,524

  The accompanying notes are an integral part of these consolidated financial statements.

William A. Downe	Philip S. Orsino
President and Chief Executive Officer	Chairman, Audit Committee

104  |  BMO Financial Group 191st Annual Report 2008

Consolidated Statement of Income

For the Year Ended October 31 (Canadian $ in millions, except as noted)	2008	2007	2006

Interest, Dividend and Fee Income
Loans	$10,614	$11,557	$9,985
Securities (Note 3)	3,206	3,153	2,158
Deposits with banks	930	1,128	769

	14,750	15,838	12,912

Interest Expense
Deposits	7,341	7,905	5,743
Subordinated debt	222	180	169
Capital trust securities and preferred shares (Notes 19 and 21)	91	99	99
Other liabilities	2,009	2,811	2,157

	9,663	10,995	8,168

Net Interest Income	5,087	4,843	4,744
Provision for credit losses (Note 4)	1,330	353	176

Net Interest Income After Provision for Credit Losses	3,757	4,490	4,568

Non-Interest Revenue
Securities commissions and fees	1,105	1,145	1,051
Deposit and payment service charges	756	728	729
Trading revenues (losses)	546	(487)	718
Lending fees	429	406	337
Card fees (Note 16)	291	107	396
Investment management and custodial fees	339	322	298
Mutual fund revenues	589	576	499
Securitization revenues (Note 8)	513	296	100
Underwriting and advisory fees	353	528	407
Securities gains (losses), other than trading (Note 3)	(315)	246	145
Foreign exchange, other than trading	80	132	102
Insurance income	222	230	204
Other	210	277	255

	5,118	4,506	5,241

Net Interest Income and Non-Interest Revenue	8,875	8,996	9,809

Non-Interest Expense
Employee compensation (Notes 23 and 24)	3,976	3,825	3,824
Premises and equipment (Note 11)	1,382	1,303	1,211
Amortization of intangible assets (Note 13)	42	46	44
Travel and business development	328	287	253
Communications	202	149	131
Business and capital taxes	42	47	94
Professional fees	384	301	287
Other	546	484	509

	6,902	6,442	6,353

Restructuring Charge (Reversal) (Note 17)	(8)	159	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	1,981	2,395	3,456
Income taxes (Note 25)	(71)	189	717

	2,052	2,206	2,739
Non-controlling interest in subsidiaries (Notes 16 and 19)	74	75	76

Net Income	$1,978	$2,131	$2,663

Preferred share dividends (Note 21)	$73	$43	$30
Net income available to common shareholders	$1,905	$2,088	$2,633
Average common shares (in thousands)	502,062	499,950	501,257
Average diluted common shares (in thousands)	506,697	508,614	511,173

Earnings Per Share (Canadian $) (Note 26)
Basic	$3.79	$4.18	$5.25
Diluted	3.76	4.11	5.15
Dividends Declared Per Common Share	2.80	2.71	2.26

  The accompanying notes are an integral part of these consolidated financial statements.

  BMO Financial Group 191st Annual Report 2008  |  105

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Comprehensive Income

For the Year Ended October 31 (Canadian $ in millions)				2008	2007	2006

Net income				$1,978	$2,131	$ 2,663
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities				(109)	32	–
Net change in unrealized gains (losses) on cash flow hedges				424	(115)	–
Net gain (loss) on translation of net foreign operations				967	(613)	(177)

Total Comprehensive Income				$3,260	$1,435	$ 2,486

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended October 31 (Canadian $ in millions, except as noted)				2008	2007	2006

Preferred Shares (Note 21)
Balance at beginning of year				$1,196	$596	$ 596
Issued during the year				550	600	–

Balance at End of Year				1,746	1,196	596

	Number of Shares

	2008	2007	2006

Common Shares (Note 21)
Balance at beginning of year	498,562,702	500,726,079	500,219,068	4,411	4,231	4,022
Issued under the Shareholder Dividend
Reinvestment and Share Purchase Plan (Note 21)	2,413,244	1,626,374	1,378,328	122	113	89
Issued under the Stock Option Plan (Note 23)	1,778,586	3,774,644	5,014,557	60	132	169
Issued on the exchange of shares of a subsidiary corporation (Note 21)	7,260	57,205	33,526	–	1	–
Issued on the acquisition of a business (Note 12)	3,283,190	–	–	180	–	–
Repurchased for cancellation (Note 21)	–	(7,621,600)	(5,919,400)	–	(66)	(49)

Balance at End of Year	506,044,982	498,562,702	500,726,079	4,773	4,411	4,231

Treasury Shares (Note 21)	(1,469,949)	–	–	(65)	–	–

Contributed Surplus
Balance at beginning of year				58	49	35
Stock option expense/exercised (Note 23)				11	9	14

Balance at End of Year				69	58	49

Retained Earnings
Balance at beginning of year				11,166	10,974	9,801
Cumulative impact of adopting new accounting requirements for financial instruments (net of income taxes of $39) (Notes 3, 4, 15)				–	(71)	–
Net income				1,978	2,131	2,663
Dividends – Preferred shares (Note 21)				(73)	(43)	(30)
– Common shares (Note 21)				(1,410)	(1,353)	(1,133)
Common shares repurchased for cancellation (Note 21)				–	(458)	(327)
Share issue expense				(10)	(14)	–
Net discount on treasury shares				(19)	–	–

Balance at End of Year				11,632	11,166	10,974

Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of year				35	–	–
Impact of remeasuring available-for-sale securities to market value on November 1, 2006 (net of income taxes of $1)				–	3	–
Unrealized gains (losses) on available-for-sale securities arising during the year (net of income taxes of $137 and $6)				(280)	15	–
Reclassification to earnings of losses in the year (net of income taxes of $84 and $12)				171	17	–

Balance at End of Year				(74)	35	–

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of year				(166)	–	–
Impact of adopting new cash flow hedge accounting rules on November 1, 2006 (net of income taxes of $28)				–	(51)	–
Gains (losses) on cash flow hedges arising during the year (net of income taxes of $173 and $64)				363	(128)	–
Reclassification to earnings of losses on cash flow hedges (net of income taxes of $31 and $6)				61	13	–

Balance at End of Year				258	(166)	–

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of year				(1,402)	(789)	(612)
Unrealized gain (loss) on translation of net foreign operations				2,726	(1,697)	(472)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income taxes of $881, $575 and $156)				(1,759)	1,084	295

Balance at End of Year				(435)	(1,402)	(789)

Total Accumulated Other Comprehensive Loss				(251)	(1,533)	(789)

Total Shareholders’ Equity				$17,904	$15,298	$15,061

  The accompanying notes are an integral part of these consolidated financial statements.

106  |  BMO Financial Group 191st Annual Report 2008

Consolidated Statement of Cash Flows

For the Year Ended October 31 (Canadian $ in millions)	2008	2007	2006

Cash Flows from Operating Activities
Net income	$1,978	$2,131	$2,663
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	324	18	9
Net (gain) on securities, other than trading	(9)	(264)	(154)
Net (increase) decrease in trading securities	8,275	(23,028)	(8,565)
Provision for credit losses	1,330	353	176
(Gain) on sale of securitized loans (Note 8)	(420)	(202)	(69)
Change in derivative instruments – (Increase) decrease in derivative asset	(29,370)	(4,991)	356
– Increase in derivative liability	20,645	5,807	3,328
Amortization of premises and equipment (Note 11)	393	390	360
Amortization of intangible assets	42	46	44
Net (increase) in future income taxes	(157)	(176)	(153)
Net increase (decrease) in current income taxes	(314)	(800)	144
Change in accrued interest – (Increase) decrease in interest receivable	303	(129)	(468)
– Increase (decrease) in interest payable	(351)	537	303
Changes in other items and accruals, net	1,590	(1,243)	1,084
(Gain) on sale of land and buildings (Note 11)	(13)	(6)	–

Net Cash Provided by (Used in) Operating Activities	4,246	(21,557)	(942)

Cash Flows from Financing Activities
Net increase (decrease) in deposits	(1,412)	45,222	13,108
Net increase (decrease) in securities sold but not yet purchased	(7,251)	10,328	(708)
Net increase (decrease) in securities lent or sold under repurchase agreements	(3,731)	2,325	9,987
Net increase (decrease) in liabilities of subsidiaries	2,045	335	(94)
Repayment of subordinated debt (Note 18)	(150)	(483)	(425)
Proceeds from issuance of subordinated debt (Note 18)	900	1,200	700
Redemption of preferred share liability (Note 21)	–	(200)	–
Proceeds from issuance of preferred shares (Note 21)	550	600	–
Proceeds from issuance of common shares	182	245	258
Share issue expense	(10)	(14)	–
Common shares repurchased for cancellation (Note 21)	–	(524)	(376)
Dividends paid	(1,483)	(1,396)	(1,163)

Net Cash Provided by (Used in) Financing Activities	(10,360)	57,638	21,287

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	10,077	(5,709)	901
Purchases of securities, other than trading	(26,423)	(50,366)	(20,433)
Maturities of securities, other than trading	16,984	24,635	9,494
Proceeds from sales of securities, other than trading	8,268	11,824	7,920
Net (increase) in loans and loan substitute securities	(23,387)	(9,265)	(18,868)
Proceeds from securitization of loans (Note 8)	11,448	3,330	4,994
Net (increase) decrease in securities borrowed or purchased under resale agreements	14,665	(8,280)	(3,723)
Proceeds from sales of land and buildings (Note 11)	19	45	–
Premises and equipment – net purchases	(449)	(405)	(519)
Acquisitions (Note 12)	(155)	(301)	(70)

Net Cash Provided by (Used in) Investing Activities	11,047	(34,492)	(20,304)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	551	(397)	5

Net Increase in Cash and Cash Equivalents	5,484	1,192	46
Cash and Cash Equivalents at Beginning of Year	3,650	2,458	2,412

Cash and Cash Equivalents at End of Year	$9,134	$3,650	$2,458

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$6,936	$2,264	$1,154
Cheques and other items in transit, net	2,198	1,386	1,304

	$9,134	$3,650	$2,458

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the year	$9,900	$10,543	$7,873
Amount of income taxes paid in the year	$456	$940	$630

The accompanying notes are an integral part of these consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 191st Annual Report 2008  |  107

Notes to Consolidated Financial Statements
Note 1: Basis of Presentation
We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), including interpretations of GAAP by our regulator, the Superintendent of Financial Institutions Canada (“OSFI”). We have included certain risk disclosures on pages 73 to 80 in the Management’s Discussion and Analysis section of this Annual Report, as is permitted under GAAP. These disclosures are identified in a blue-tinted font (text and tables) for clear identification and form an integral part of these consolidated financial statements.
           We reconcile our Canadian GAAP results to those that would be reported under United States GAAP. Significant differences in consolidated total assets, total liabilities or net income arising from applying United States GAAP are described in Note 31. In addition, our consolidated financial statements comply with certain disclosure requirements of United States GAAP.
Basis of Consolidation
We conduct business through a variety of corporate structures, including subsidiaries and joint ventures. Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. All of the assets, liabilities, revenues and expenses of our subsidiaries and our proportionate share of the assets, liabilities, revenues and expenses of our joint ventures are included in our consolidated financial statements. All significant inter-company transactions and balances are eliminated.
           We hold investments in companies where we exert significant influence over operating, investing and financing decisions (those where we own between 20% and 50% of the voting shares). These are recorded at cost and are adjusted for our proportionate share of any net income or loss and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.
           We hold interests in variable interest entities, which we consolidate where we are deemed to be the primary beneficiary. These are more fully described in Note 9.
Translation of Foreign Currencies
We conduct business in a variety of foreign currencies and report our consolidated financial statements in Canadian dollars. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the year.
           Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in shareholders’ equity within accumulated other comprehensive income (loss) on translation of net foreign operations. When we sell or liquidate an investment in a foreign operation, the associated translation gains and losses, previously included in shareholders’ equity as accumulated other comprehensive income (loss) on translation of net foreign operations, are recorded as part of the gain or loss on disposition in non-interest revenue, securities gains (losses), other than trading. All other foreign currency translation gains and losses are included in foreign exchange, other than trading, in our Consolidated Statement of Income as they arise.
           From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses on the mark-to-market of foreign exchange hedge contracts are included in foreign exchange, other than trading, in our Consolidated Statement of Income.
Specific Accounting Policies
To facilitate a better understanding of our consolidated financial statements, we have disclosed our significant accounting policies throughout the following notes with the related financial disclosures by major caption:

Note	Topic	Page	Note	Topic	Page

1	Basis of Presentation	108	19	Capital Trust Securities	133
2	Cash Resources	109	20	Interest Rate Risk	133
3	Securities	109	21	Share Capital	135
4	Loans, Customers’ Liability		22	Capital Management	136
	under Acceptances and Allowance for Credit Losses	113	23	Employee Compensation –
				Stock-Based Compensation	137
5	Other Credit Instruments	115	24	Employee Compensation –
6	Risk Management	115		Pension and Other
7	Guarantees	118		Employee Future Benefits	139
8	Asset Securitization	118	25	Income Taxes	142
9	Variable Interest Entities	120	26	Earnings Per Share	143
10	Derivative Instruments	122	27	Operating and Geographic
11	Premises and Equipment	127		Segmentation	144
12	Acquisitions	128	28	Related Party Transactions	146
13	Goodwill and Intangible Assets	129	29	Contingent Liabilities	146
14	Other Assets	129	30	Fair Value of
15	Deposits	130		Financial Instruments	147
16	Other Liabilities	131	31	Reconciliation of Canadian
17	Restructuring Charge	131		and United States
18	Subordinated Debt	132		Generally Accepted
				Accounting Principles	148

Changes in Accounting Policy
A change in accounting policy that resulted from changes by Canadian standard setters in the current year is disclosed as follows: securities – Note 3. New disclosures that resulted from changes by Canadian standard setters in the current year are disclosed as follows: financial instruments disclosures – Notes 3, 4, 15 and 29; risk management – Note 6; and capital management – Note 22.
           Changes in accounting policy that resulted from changes by Canadian standard setters in 2007 are disclosed as follows: presentation of a Consolidated Statement of Comprehensive Income, which is comprised of net income, changes in unrealized gains or losses related to cash flow hedges and the net unrealized foreign exchange gain or loss related to our net investment in foreign operations; securities – Note 3; effective interest method – Note 4; hedging derivatives – Note 10; and fair value option – Notes 3 and 15.
Future Changes in Accounting Policy
Effective November 1, 2008, we will adopt the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064 “Goodwill and Intangible Assets”. This section establishes new standards for the recognition and measurement of intangible assets, but does not affect the accounting for goodwill. The impact of implementation of this standard will not be material to our results of operations or financial position.
Use of Estimates
In preparing our consolidated financial statements we must make estimates and assumptions, mainly concerning fair values, which affect reported amounts of assets, liabilities, net income and related disclosures. The most significant assets and liabilities where we must make estimates include: measurement of other than temporary impairment – Note 3; valuation of securities at fair value – Note 3; allowance for credit losses – Note 4; accounting for securitizations – Note 8; consolidation of variable interest entities – Note 9; valuation of derivative instruments at fair value – Note 10; goodwill – Note 13; customer loyalty program – Note 16; pension and other employee future benefits – Note 24; income taxes – Note 25; and contingent liabilities – Note 29. If actual results differ from the estimates, the impact would be recorded in future periods.

108  |  BMO Financial Group 191st Annual Report 2008

Note 2: Cash Resources

(Canadian $ in millions)	2008	2007

Cash and non-interest bearing deposits with Bank of Canada and other banks	$6,936	$2,264
Cheques and other items in transit, net	2,198	1,386

Total cash and cash equivalents	9,134	3,650
Interest bearing deposits with banks	11,971	19,240

Total	$21,105	$22,890

Cash and Cash Equivalents
Cash and cash equivalents comprise balances, including cash and non-interest bearing deposits with Bank of Canada and other banks and cheques and other items in transit.
Deposits with Banks
Deposits with banks are recorded at amortized cost and include acceptances we have purchased that were issued by other banks. Interest income earned on these deposits is recorded on an accrual basis.
Cheques and Other Items in Transit, Net
Cheques and other items in transit are recorded at cost and represent the net position of the uncleared cheques and other items in transit between us and other banks.
Cash Restrictions
Some of our foreign operations are required to maintain reserves or minimum balances with central banks in their respective countries of operation, amounting to $480 million as at October 31, 2008 ($457 million in 2007).

Note 3: Securities
Changes in Accounting Policy
During October 2008, the CICA issued amendments to Handbook section 3855 “Financial Instruments – Recognition and Measurement”, section 3861 “Financial Instruments – Disclosure and Presentation” and section 3862 “Financial Instruments – Disclosure”. The amendments permit, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. It also permits the reclassification of certain available-for-sale loans to loans and receivables.
          We elected to transfer securities from trading to available-for-sale for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term. In accordance with the amendments, we elected to recognize the transfers at the fair value of the securities on August 1, 2008. A continuity of the transferred securities is as follows:

(Canadian $ in millions)

Fair value of securities as at August 1, 2008	$2,078
Net (sales) purchases	(52)
Fair value change recorded in Other Comprehensive Income	(183)
Other than temporary impairment recorded in income	(29)
Impact of foreign exchange	141

Fair value of securities as at October 31, 2008	$1,955

As of the reclassification date, effective interest rates on reclassified trading assets ranged from 2% to 17%, with expected recoverable cash flows of $2.2 billion. Ranges of effective interest rates were determined based on weighted-average rates of the portfolios transferred.
          On November 1, 2006, we adopted the CICA’s new accounting requirements for securities. The new rules required us to classify securities, other than trading securities, as held-to-maturity or available-for-sale.
(a) Available-for-Sale Securities
Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) on available-for-sale securities in our Consolidated Statement of Changes in Shareholders’ Equity until the security is sold, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. Gains and losses on disposal are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities. We have not classified any of our securities as held-to-maturity. Available-for-sale securities whose sale is restricted are recorded at amortized cost.
          The new rules do not affect accounting for our merchant banking investments or investments in corporate equity where we exercise significant influence, but not control. These are recorded as other securities in our Consolidated Balance Sheet.
          On November 1, 2006, we remeasured our available-for-sale securities at fair value, as appropriate. A net unrealized gain of $3 million was recorded in opening accumulated other comprehensive income on available-for-sale securities.
(b) Fair Value Option
The new rules allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the new standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
          During the year ended October 31, 2008, we designated bonds purchased to support our Municipal Tender Option Bond Program as trading securities under the fair value option. These bonds would otherwise be accounted for as available-for-sale securities with unrealized gains and losses recorded in Other Comprehensive Income. In managing this program, we enter into derivatives to hedge against changes in the fair value of those bonds that arise due to changes in interest rates. Electing the fair value option for the bonds better aligns the accounting result with the way the program is managed. The impact of recording the bonds as trading securities was a decrease in non-interest revenue, trading revenues of less than $1 million for the year ended October 31, 2008. The bonds were sold in September 2008.
          Securities in our insurance subsidiaries that support our insurance liabilities were designated as trading securities under the fair value option on adoption of the standard on November 1, 2006. Since the actuarial calculation of insurance liabilities is based on the investments supporting them, electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. On November 1, 2006, we remeasured these securities and the net unrealized loss of less than $1 million was recorded in opening retained earnings. The fair value of these securities as at October 31, 2008 was $28 million ($30 million in 2007). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of less than $1 million for the year ended October 31, 2008 (decrease of $1 million in 2007).

  BMO Financial Group 191st Annual Report 2008  |  109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Securities
Securities are divided into three types, each with a different purpose and accounting treatment. The three types of securities we hold are as follows:
          Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their market value and record the mark-to-market adjustments and any gains or losses on the sale of these securities in our Consolidated Statement of Income in trading revenues (losses).
          Available-for-sale securities consist of debt and equity securities. Available-for-sale securities include securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.
          Merchant banking investments are securities held by our merchant banking subsidiaries. These subsidiaries account for their investments at fair value, with changes in fair value recorded in our Consolidated Statement of Income in securities gains (losses), other than trading as they occur.
          Merchant banking investments are classified as other securities in our Consolidated Balance Sheet.
Impairment Review
We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.
          In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. If the decline is considered to be other than temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.
          As at October 31, 2008, we had available-for-sale securities with unrealized losses of $352 million (unrealized losses of $48 million in 2007). The majority of unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuers. Management has determined that the unrealized losses are temporary in nature.
We did not own any securities issued by a single non-government entity where the book value, as at October 31, 2008 or 2007, was greater than 10% of our shareholders’ equity.
Included in other securities are investments where we exert significant influence, but not control, of $995 million and $962 million as at October 31, 2008 and 2007, respectively.
Fair Value Measurement
For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices, where available. For securities where market quotes are not available, we use estimation techniques to determine fair value. These estimation techniques include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same.
          In limited circumstances, we use internal models where the inputs are not based on observable market data. Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
          Within available-for-sale securities as at October 31, 2008 was $625 million of Apex Trust (“Apex”) mid-term notes (“MTNs”) with a face value of $815 million (see Note 9). The valuation of these MTNs has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the MTNs and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(14) million and $14 million, respectively. The impact on income for the year ended October 31, 2008 related to changes in the fair value of our investment in Apex MTNs was a charge of $190 million before tax.
          A third party holds its exposure to the Apex MTNs through a total return swap with us. The valuations of this swap and the related underlying MTNs have been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the swap and underlying securities and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(7) million and $8 million, respectively. The impact on income for the year ended October 31, 2008 related to changes in the fair value of the swap and underlying MTNs was a charge of $120 million before tax.
          Within available-for-sale securities as at October 31, 2008 was $187 million of third-party asset-backed commercial paper (“ABCP”) with a face value of $325 million. The valuation of this ABCP has been determined by management based on expected discounted cash flows and expectations of the probability of restructuring the vehicles in accordance with the Montreal Accord versus the liquidation value. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the ABCP and is impacted by changes in credit spreads and the expected rating of the new notes. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(5) million and $5 million, respectively. This third-party ABCP was transferred from trading to available-for-sale securities in accordance with the change in accounting policy decribed above. For the year ended October 31, 2008, $14 million before tax was recorded in Other Comprehensive Income and for the nine months ended July 31, 2008 $70 million before tax was recorded in income related to declines in the fair value of this investment.
          Within derivative assets and derivative liabilities as at October 31, 2008 was $1,250 million and $52 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. The valuation of these derivatives has been determined by management based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(10) million and $10 million, respectively. The impact on net income for the year ended October 31, 2008 related to changes in the fair value of these derivatives was a loss of $43 million before tax.

110  |  BMO Financial Group 191st Annual Report 2008

(Canadian $ in millions, except as noted)	Term to maturity					2008	2007
	Within	1 to 3	3 to 5	5 to 10	Over 10
	1 year	years	years	years	years	Total	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	$10,024	$1,421	$1,721	$616	$1,445	$15,227	$9,493
Canadian provincial and municipal governments	574	496	774	1,280	1,257	4,381	3,971
U.S. federal government	5,875	2,013	17	37	1,595	9,537	701
U.S. states, municipalities and agencies	–	7	7	43	68	125	106
Other governments	20	154	10	–	–	184	872
Mortgage-backed securities and collateralized mortgage obligations	–	–	–	3	–	3	–
Corporate debt	7,479	1,716	1,623	1,740	4,952	17,510	31,436
Corporate equity	–	–	–	3	19,062	19,065	24,194

Total trading securities	23,972	5,807	4,152	3,722	28,379	66,032	70,773

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	51	910	2,227	–	–	3,188	927
Fair value	51	922	2,247	–	–	3,220	927
Yield (%)	2.51	3.98	3.69	–	–	3.75	4.31
Canadian provincial and municipal governments
Amortized cost	2	2	287	–	–	291	1
Fair value	2	2	286	–	–	290	1
Yield (%)	2.64	4.85	3.62	–	–	3.62	6.30
U.S. federal government
Amortized cost	2,077	–	–	179	–	2,256	1,518
Fair value	2,078	–	–	191	–	2,269	1,523
Yield (%)	0.42	–	–	4.62	–	0.75	4.13
U.S. states, municipalities and agencies
Amortized cost	3,275	3,228	–	399	1,173	8,075	8,681
Fair value	3,278	3,231	–	405	1,180	8,094	8,684
Yield (%)	3.56	3.77	–	5.69	5.67	4.06	5.00
Other governments
Amortized cost	36	31	40	2	–	109	96
Fair value	35	32	41	2	–	110	96
Yield (%)	4.63	4.17	4.38	4.80	–	4.41	4.27
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)
Amortized cost	–	–	10,956	–	–	10,956	8,882
Fair value	–	–	11,043	–	–	11,043	8,902
Yield (%)	–	–	4.15	–	–	4.15	4.75
Mortgage-backed securities and collateralized mortgage obligations – U.S.
Amortized cost	61	53	19	318	421	872	368
Fair value	61	53	19	317	424	874	362
Yield (%)	3.85	4.01	5.15	4.66	5.17	4.82	4.62
Corporate debt
Amortized cost	893	1,535	1,937	791	419	5,575	4,675
Fair value	718	1,463	1,928	792	419	5,320	4,672
Yield (%)	3.32	5.13	1.40	4.50	4.61	3.42	3.74
Corporate equity (2)
Amortized cost	77	120	160	70	487	914	817
Fair value	77	114	158	71	475	895	843
Yield (%)	4.93	5.60	4.86	2.49	1.44	2.99	4.27

Total cost or amortized cost	6,472	5,879	15,626	1,759	2,500	32,236	25,965

Total fair value	6,300	5,817	15,722	1,778	2,498	32,115	26,010

Yield (%)	2.53	4.20	3.74	4.73	4.58	3.70	4.58

Other Securities
Cost	85	56	100	912	838	1,991	1,494
Fair value	85	56	100	912	838	1,991	1,494

Total cost or amortized cost of securities	$30,529	$11,742	$19,878	$6,393	$31,717	$100,259	$98,232

Total fair value of securities	$30,357	$11,680	$19,974	$6,412	$31,715	$100,138	$98,277

Total by Currency (in Canadian $ equivalent)
Canadian dollar	15,815	4,744	18,824	4,368	14,888	58,639	57,206
U.S. dollar	14,242	5,860	589	1,675	16,649	39,015	35,947
Other currencies	300	1,076	561	369	178	2,484	5,124

Total securities	$30,357	$11,680	$19,974	$6,412	$31,715	$100,138	$98,277

   (1) These amounts are supported by guaranteed mortgages.
   (2) For preferred shares, term to maturity is based on dividend reset dates. For other equities, term to maturity is assumed to be over 10 years unless specified otherwise.
Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts. Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

  BMO Financial Group 191st Annual Report 2008  |  111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unrealized Gains and Losses
(Canadian $ in millions)	Available-for-sale and other securities			2008		Available-for-sale and other securities		2007
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Issued or guaranteed by:
Canadian federal government	$3,233	$31	$–	$3,264	$927	$–	$–	$927
Canadian provincial and municipal governments	291	–	1	290	1	–	–	1
U.S. federal government	2,256	13	–	2,269	1,518	6	1	1,523
U.S. states, municipalities and agencies	8,075	37	18	8,094	8,681	20	17	8,684
Other governments	109	1	–	110	96	–	–	96
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	10,956	87	–	11,043	8,882	20	–	8,902
Mortgage-backed securities and collateralized mortgage obligations – U.S.	872	7	4	875	368	–	6	362
Corporate debt (2)	5,896	41	296	5,641	4,779	18	21	4,776
Corporate equity (2)	2,539	14	33	2,520	2,207	29	3	2,233

Total	$34,227	$231	$352	$34,106	$27,459	$93	$48	$27,504

(1) These amounts are supported by guaranteed mortgages.				(2) Included in unrealized losses are losses of $169 million in corporate debt and $14 million in corporate equity related to securities transferred from trading effective August 1, 2008.

	Available-for-sale				Available-for-sale
Unrealized Losses	securities in an unrealized				securities in an unrealized
(Canadian $ in millions)	loss position for		2008		loss position for		2007
	Less than	12 months			Less than	12 months
	12 months	or longer	Total		12 months	or longer	Total
	Gross	Gross	Gross		Gross	Gross	Gross
	unrealized	unrealized	unrealized	Fair	unrealized	unrealized	unrealized	Fair
	losses	losses	losses	value	losses	losses	losses	value

Issued or guaranteed by:
Canadian federal government	$–	$–	$–	$–	$–	$–	$–	$–
Canadian provincial and municipal governments	1	–	1	–	–	–	–	–
U.S. federal government	–	–	–	718	1	–	1	301
U.S. states, municipalities and agencies	18	–	18	4,963	11	6	17	2,453
Other governments	–	–	–	28	–	–	–	56
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	–	–	–	–	–	–	–	–
Mortgage-backed securities and collateralized mortgage obligations – U.S.	3	1	4	391	–	6	6	253
Corporate debt	290	6	296	2,299	20	1	21	1,411
Corporate equity	33	–	33	109	2	1	3	86

Total	$345	$7	$352	$8,508	$34	$14	$48	$4,560

(1) These amounts are supported by guaranteed mortgages.

Income from securities has been included in our consolidated financial statements as follows:

(Canadian $ in millions)						2008	2007	2006

Reported in Consolidated Statement of Income:

Interest, Dividend and Fee Income
Trading securities						$1,459	$1,631	$1,789
Available-for-sale securities						1,682	1,439	369
Other securities						65	83	–

						$3,206	$3,153	$2,158

Non-Interest Revenue
Available-for-sale securities
Gross realized gains						$99	$148	$137
Gross realized losses						(106)	(16)	(12)
Other securities, net realized and unrealized gains						16	132	29
Impairment write-downs						(324)	(18)	(9)

Securities gains (losses), other than trading						$(315)	$246	$145

Trading securities, net realized and unrealized gains (losses)						$(718)	$(38)	$305

Total income from securities						$2,173	$3,361	$2,608

   Certain 2007 comparative figures have been reclassified to conform with the current year’s presentation.

112  |  BMO Financial Group 191st Annual Report 2008

Note 4: Loans, Customers’ Liability under Acceptances and Allowance for Credit Losses
Change in Accounting Policy
On November 1, 2006, we adopted the CICA’s new accounting requirements for loans. The new rules require us to amortize deferred loan origination costs using the effective interest method. We record the amortization in interest, dividend and fee income, loans, over the life of the resulting loan. Under the effective interest method, the amount recognized varies over the life of the loan based on the principal outstanding. Prior to November 1, 2006, an equal amount of loan origination costs was recognized in each year over the life of the resulting loan.
          As at November 1, 2006, we adjusted our deferred loan origination costs to reflect the balance that would have resulted if we had always used the effective interest method to recognize loan origination costs. The impact was a decrease in loans, residential mortgages of $87 million, a decrease in future income tax liability of $30 million and a decrease in retained earnings of $57 million.
Loans
Loans are recorded at amortized cost using the effective interest method as described above. This method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected life of the loan. The treatment of interest income for impaired loans is described below.
          Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as loans.
Lending Fees
The accounting treatment for lending fees varies depending on the transaction. Loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
          Fees earned are recorded in lending fees in our Consolidated Statement of Income.
Impaired Loans
We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due.
          Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected on a timely basis, or when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.
           We do not accrue interest income on loans classified as impaired, and any interest income that is accrued and unpaid is reversed against interest income.
          Payments received on corporate and commercial loans that have been classified as impaired are applied first to the recovery of collection costs, principal and any previous write-offs or allowances, and any amounts remaining are then recorded as interest income. Payments received on impaired consumer instalment loans are applied first to outstanding interest and then to the remaining principal.
          A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.
          From time to time we restructure a loan due to the poor financial condition of the borrower. If they are no longer considered impaired, interest on these restructured loans is recorded on an accrual basis.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments (as discussed in Note 5). The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.
          The allowance comprises the following two components:
Specific Allowances
These allowances are recorded for specific loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than consumer instalment and credit card loans, which are written off when certain conditions exist, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, who assess the ultimate collectibility and estimated recoveries on a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and concurred with by an independent credit officer.
          To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the effective rate inherent in the loan. When the amounts and timing of future cash flows cannot be estimated with reasonable reliability, the expected recovery amount is estimated using either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or an observable market price for the loan. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.
General Allowance
We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by OSFI.
          The general allowance is reviewed on a quarterly basis. A number of factors are considered when determining the appropriate level of the general allowance, including a general allowance model that applies historical expected and unexpected loss rates to current balances with sensitivity to risk ratings, industry sectors and credit products. Model results are then considered along with the level of the existing allowance, as well as management’s judgment regarding portfolio quality, business mix, and economic and credit market conditions.

BMO Financial Group 191st Annual Report 2008  |  113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Provision for Credit Losses
Changes in the value of our loan portfolio due to credit-related losses or recoveries of amounts previously provided for or written off are included in the provision for credit losses in our Consolidated Statement of Income.

Loans, including customers’ liability under acceptances and allowance for credit losses, by category are as follows:

			Credit card, consumer
	Residential		instalment and other		Business and		Customers’ liability
(Canadian $ in millions)	mortgages		personal loans		government loans		under acceptances		Total

As at October 31	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Gross amount at end of year	$49,343	$52,429	$45,857	$37,682	$84,151	$62,650	$9,358	$12,389	$188,709	$165,150

Specific allowance at beginning of year	$14	$5	$1	$1	$142	$147	$–	$–	$157	$153
Provision for credit losses	5	11	332	218	733	74	–	–	1,070	303
Recoveries	–	–	91	72	23	19	–	–	114	91
Write-offs	(6)	(2)	(422)	(287)	(542)	(102)	–	–	(970)	(391)
Foreign exchange and other	–	–	–	(3)	55	4	–	–	55	1

Specific allowance at end of year	13	14	2	1	411	142	–	–	426	157

General allowance at beginning of year	11	23	327	340	517	506	43	36	898	905
Provision for credit losses	(3)	(12)	(85)	(13)	350	68	(2)	7	260	50
Foreign exchange and other	–	–	–	–	163	(57)	–	–	163	(57)

General allowance at end of year	8	11	242	327	1,030	517	41	43	1,321	898

Total allowance	$21	$25	$244	$328	$1,441	$659	$41	$43	$1,747	$1,055

Net amount at end of year	$49,322	$52,404	$45,613	$37,354	$82,710	$61,991	$9,317	$12,346	$186,962	$164,095

Restructured loans of $3 million were classified as performing during the year ended October 31, 2008 ($3 million in 2007). No restructured loans were written off in the years ended October 31, 2008 and 2007.
Included in loans as at October 31, 2008 are $78,782 million ($56,356 million in 2007) of loans denominated in U.S. dollars and $2,608 million ($1,909 million in 2007) of loans denominated in other foreign currencies.

Loans, including customers’ liability under acceptances and allowance for credit losses, by geographic region are as follows:

(Canadian $ in millions)	Gross amount		Specific allowance		General allowance		Net amount

	2008	2007	2008	2007	2008	2007	2008	2007

By geographic region (1):
Canada	$139,849	$145,765	$129	$105	$579	$587	$139,141	$145,073
United States	64,975	51,634	256	51	742	311	63,977	51,272
Other countries	11,918	4,844	41	1	–	–	11,877	4,843

Total	$216,742	$202,243	$426	$157	$1,321	$898	$214,995	$201,188

(1) Geographic region is based upon the country of ultimate risk.

Impaired loans, including the related allowances, are as follows:

(Canadian $ in millions)			Gross impaired amount		Specific allowance		Net of specific allowance

			2008	2007	2008	2007	2008	2007

Residential mortgages			$224	$126	$13	$14	$211	$112
Consumer instalment and other personal loans			182	55	2	1	180	54
Business and government loans			1,981	539	411	142	1,570	397

Total			$2,387	$720	$426	$157	$1,961	$563

By geographic region (1):
Canada			$803	$454	$129	$105	$674	$349
United States			1,494	262	256	51	1,238	211
Other countries			90	4	41	1	49	3

Total			$2,387	$720	$426	$157	$1,961	$563

(1)	Geographic region is based upon the country of ultimate risk.
Fully secured loans with past due amounts between 90 and 180 days that we have not classified as impaired totalled $68 million and $58 million as at October 31, 2008 and 2007, respectively.

Foreclosed Assets
Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.
          During the year ended October 31, 2008, we foreclosed on impaired loans and received $45 million in real estate properties that we classified as held for sale (no impaired loans were foreclosed in 2007). Assets held for sale are disposed of in an orderly fashion.
           Our average gross impaired loans and acceptances were $1,568 million for the year ended October 31, 2008 ($677 million in 2007). Our average impaired loans, net of the specific allowance, were $1,245 million for the year ended October 31, 2008 ($516 million in 2007).
          During the years ended October 31, 2008, 2007 and 2006, we would have recorded additional interest income of $102 million, $43 million and $45 million, respectively, if we had not classified any loans as impaired. Cash interest income on impaired loans of $nil was recognized during the years ended October 31, 2008, 2007 and 2006.
Sale of Impaired Loans
During the year ended October 31, 2008, we recorded a net gain on the sale of impaired loans of $2 million ($12 million in 2007).

114  |  BMO Financial Group 191st Annual Report 2008

Note 5: Other Credit Instruments
We use other off-balance sheet credit instruments as a method of meeting the financial needs of our customers. Summarized below are the types of instruments that we use:
•	Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. Standby letters of credit and guarantees include our guarantee of a subsidiary’s debt to a third party;

•	Securities lending represents our credit exposure when we lend our securities, or our customers’ securities, to third parties should a securities borrower default on its redelivery obligation;

•	Documentary and commercial letters of credit represent our agreement to honour drafts presented by a third party upon completion of specific activities; and

•	Commitments to extend credit represent our commitment to our customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to their meeting certain conditions.
The contractual amount of our other credit instruments represents the maximum undiscounted potential credit risk if the counterparty does not perform according to the terms of the contract, before possible recoveries under recourse and collateral provisions.
Collateral requirements for these instruments are consistent with collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
          We strive to limit credit risk by dealing only with counterparties that we believe are creditworthy, and we manage our credit risk for other credit instruments using the same credit risk process that is applied to loans and other credit assets.
Summarized information related to various commitments is as follows:

(Canadian $ in millions)	2008	2007
	Contract	Contract
	amount	amount

Credit Instruments
Standby letters of credit and guarantees	$15,270	$12,395
Securities lending	1,038	1,834
Documentary and commercial letters of credit	1,841	1,301
Commitments to extend credit
– Original maturity of one year and under	41,113	66,126
– Original maturity of over one year	39,995	28,372

Total	$99,257	$110,028

Note 6: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face. Our risk management practices and key measures are disclosed in the text and tables identified in a blue-tinted font in Management’s Discussion and Analysis on pages 76 to 77 of this report. Additional information on loans and derivative-related credit risk is disclosed in Notes 4 and 10, respectively.
Concentrations of Credit and Counterparty Risk
Concentrations of credit risk exist if a number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate a related sensitivity of our performance to developments affecting a particular counterparty, industry or geographic location. At year-end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses.
          From an industry viewpoint, our most significant exposure as at year-end was to the financial institutions sector, comprising $128 billion, of which 50% was represented by secured, short-term repo transactions.
Basel II Framework
We adopted a new capital management framework, the Basel II Framework, effective November 1, 2007, replacing Basel I, the framework utilized for the past 20 years. The new framework promotes the adoption of stronger risk management practices. Under this framework, exposure at default is used to assess credit and counterparty risk. Exposures are classified as follows:
•	Drawn loans include loans, acceptances, deposits with regulated financial institutions, and certain securities. Exposure at default represents the amount drawn, adding back any specific provisions and write-offs.

•	Undrawn commitments cover all unutilized authorizations, including those which are unconditionally cancellable. Exposure at default for undrawn commitments is based on management’s best estimate.

•	Over-the-counter (“OTC”) derivatives are those, in the banking book only, that attract credit risk in addition to market risk. Exposure at default for over-the-counter derivatives is equal to the net gross replacement cost plus any potential credit exposure amount.

•	Other off-balance sheet exposures include items such as guarantees and standby letters of credit and documentary credits. Exposure at default for other off-balance sheet items is based on management’s best estimate.

•	Repo style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. Exposure at default for repo style transactions is the amount drawn, adding back any write-offs.

•	Adjusted exposure at default represents exposure at default that has been redistributed to a more favourable probability of default band or a different Basel asset class as a result of collateral.

BMO Financial Group 191st Annual Report 2008  |  115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Our total non-trading exposure at default by industry, as at October 31, 2008, based on the Basel II classification is as follows:

Credit Exposure by Industry					Other
		Commitments		OTC	off-balance	Repo style
(Canadian $ in millions)	Drawn	(undrawn	)	derivatives	sheet items	transactions	Total

Financial institutions	$41,808	$16,024		$133	$5,348	$64,282	$127,595
Government	11,142	1,458		–	301	5,159	18,060
Manufacturing	10,186	6,787		–	2,045	–	19,018
Real estate	14,613	1,561		–	1,508	–	17,682
Retail trade	5,302	2,432		–	588	–	8,322
Service industries	17,282	3,565		–	2,424	453	23,724
Wholesale trade	4,462	2,005		–	343	–	6,810
Oil and gas	6,207	4,600		–	692	–	11,499
Individual	91,602	26,936		–	2	–	118,540
Others (1)	31,640	8,570		67	3,924	–	44,201

Total exposure at default	$234,244	$73,938		$200	$17,175	$69,894	$395,451

     (1) Includes industries having a total exposure of less than 2%.
Additional information about our credit risk exposure for loans by geographic region and counterparty is provided in Note 4.
Credit Quality
We assign risk ratings based on probabilities as to whether counterparties will default on their financial obligations to us. Our process for assigning risk ratings is discussed in the text identified in a blue-tinted font in Management’s Discussion and Analysis on page 76 of this report.
          Based on Basel II classifications, the following tables present our retail and wholesale credit exposure by risk rating on an adjusted exposure at default basis as at October 31, 2008. Wholesale includes all loans that are not classified as retail.
Wholesale Credit Exposure by Risk Rating

				Total
(Canadian $ in millions)	Drawn	Undrawn	(1)	exposure

Investment grade	$96,354	$34,536		$130,890
Non-investment grade	35,794	7,898		43,692
Watchlist	1,735	495		2,230
Default	1,503	72		1,575

Total	$135,386	$43,001		$178,387

   (1) Included in the undrawn amounts are uncommitted exposures of $16,329 million.

    Retail Credit Drawn Exposure by Portfolio and Risk Rating

	Residential mortgages and			Other retail and retail small
(Canadian $ in millions)	home equity lines of credit	Qualifying revolving retail	(1)	and medium-sized enterprises

Risk profile (probability of default):
Low (> 0% to 0.75%)	$ 23,681	$ 5,321		$ 9,601
Medium (> 0.75% to 7.00%)	1,782	1,170		2,410
High (> 7.00% to 99.99%)	664	190		135
Default (100%)	92	27		41

Total	$ 26,219	$ 6,708		$ 12,187

     (1) Qualifying revolving retail includes exposures to individuals that are revolving, unsecured and uncommitted up to a maximum amount of $125,000 to a single individual.
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due, but for which management expects that the full amount of principal and interest payments will be collected. The following table presents loans that are past due not impaired as at October 31, 2008:

   Loans Past Due Not Impaired

		1 to 29	30 to 89	90 days
(Canadian $ in millions)		days	days	or more	Total

Residential mortgages		$396	$319	$48	$763
Credit card, consumer instalment and other personal loans		1,454	284	65	1,803
Business and government loans		1,869	1,162	50	3,081
Customers’ liability under acceptances		–	151	–	151

Total		$3,719	$1,916	$163	$5,798

Loan Maturities and Rate Sensitivity
The following table provides gross loans and acceptances by contractual maturity and by country of ultimate risk:

	Due in one	Due in one	Due after	2008	2007
(Canadian $ in millions)	year or less	to five years	five years	Total	Total

Canada
Consumer	$19,044	$44,924	$6,175	$70,143	$72,533
Commercial and corporate (excluding real estate)	29,602	14,946	1,929	46,477	63,277
Commercial real estate	18,753	3,021	1,455	23,229	9,955
United States	17,590	27,677	19,708	64,975	51,634
Other countries	5,469	6,217	232	11,918	4,844

Total	$90,458	$96,785	$29,499	$216,742	$202,243

116  |  BMO Financial Group 191st Annual Report 2008

The following table categorizes net loans and acceptances based on sensitivity to changes in interest rates:

(Canadian $ in millions)	2008	2007

Fixed rate	$66,257	$66,117
Floating rate	137,445	121,530
Non-interest sensitive (1)	11,293	13,541

Total	$214,995	$201,188

(1)	Non-interest sensitive loans and acceptances represent customers’ liability under acceptances.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
          Our market risk management practices and key measures are outlined in the text and tables identified in a blue-tinted font in the Risk Management section of Management’s Discussion and Analysis on pages 77 to 80 of this report.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
          Our liquidity and funding risk management framework includes:
•	oversight by senior governance committees, including the Balance Sheet Management Committee, Risk Management Committee and Risk Review Committee (“RRC”);

•	an independent oversight group within Corporate Treasury;

•	an RRC-approved limit structure to support the maintenance of a strong liquidity position;

•	effective processes and models to monitor and manage risk;

•	strong controls over processes and models and their uses;

•	a framework of scenario tests for stressed operating conditions; and

•	contingency plans to facilitate managing through a disruption.
We actively manage liquidity and funding risk globally by holding liquid assets in excess of an established minimum level at all times.
Liquid assets include unencumbered, high credit-quality assets that are marketable, can be pledged as security for borrowings, and could be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are held both in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquidity and funding requirements consist of expected and potential cash outflows. These arise from obligations to repay deposits that are withdrawn or not renewed, and from the need to fund asset growth, strategic investments, drawdowns on off-balance sheet arrangements and other credit instruments and purchases of collateral for pledging. Liquidity and funding requirements are assessed under expected and stressed economic, market, political and enterprise-specific environments, which determines the minimum amount of liquid assets to be held at all times.
          Three of the measures we use to evaluate liquidity and funding risk are the liquidity ratio, the level of core deposits, and the customer deposits and capital to loans ratio.
          The liquidity ratio represents the sum of cash resources and securities as a percentage of total assets. Our liquidity ratio as at October 31, 2008 was 29.1% (33.1% in 2007).
          Core deposits are comprised of customer operating and savings deposits and smaller fixed-date deposits (less than or equal to $100,000). Canadian dollar core deposits totalled $85.8 billion at the end of the year ($75.9 billion in 2007), and U.S. dollar and other currency core deposits totalled US$32.8 billion at the end of the year (US$25.1 billion in 2007).
          Our large base of customer deposits, along with our strong capital base, reduces our requirements for wholesale funding. Customer deposits and capital equalled 94.2% of loans (excluding securities borrowed or purchased under resale agreements) at the end of the year (93.3% in 2007).
          Our funding philosophy is that wholesale funding used to support loans is longer-term (typically two to ten years in maturity) to better match the terms to maturity of loans. Wholesale funding that supports liquid trading and underwriting assets and available-for-sale securities is generally shorter-term (maturing in under two years) in nature. Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. In accordance with internal guidelines, our wholesale funding is diversified by customer, type, market, maturity term, currency and geographic region.
Contractual Maturities of Financial Liabilities
Financial liabilities are comprised of trading and non-trading liabilities. As liabilities in trading portfolios are typically held for short periods of time, they are not included in the table below.

Contractual maturities of non-trading financial liabilities as at October 31, 2008 were as follows:

	Less than	1 to 3	4 to 5	Over 5	No fixed
(Canadian $ in millions)	1 year	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments
Deposits (1)	$116,297	$26,146	$8,942	$5,767	$99,448	$256,600
Derivative obligations	345	603	320	294	–	1,562
Subordinated debt	368	693	434	5,408	–	6,903
Capital trust securities	78	868	413	–	–	1,359
Preferred share liability	253	–	–	–	–	253
Other financial liabilities	41,167	228	265	3,560	42	45,262

	158,508	28,538	10,374	15,029	99,490	311,939

Off-Balance Sheet Obligations
Commitments to extend credit	41,113	21,270	16,953	1,772	–	81,108
Operating leases	211	337	233	629	–	1,410
Purchase obligations (2)	296	589	491	266	–	1,642

	41,620	22,196	17,677	2,667	–	84,160

Total	$200,128	$50,734	$28,051	$17,696	$99,490	$396,099

(1)	Excludes interest payments.

(2)	We have entered into five outsourcing contracts. In 2008, we entered into a five-year contract with optional five-year renewals with an external service provider which grants us the right to issue Air Miles in Canada to our customers. In 2007, we entered into a five-year contract with the option to extend for an additional two-year term with an external service provider that provides facility management services to our Canadian branches. In 2006, we entered into a six-year contract with an external service provider to provide application system maintenance and development services. In 2003, we entered into a ten-year contract with an external service provider to provide human resource transactional business processing. In 2000, we entered into a five-year contract with two optional five-year renewals with an external service provider to manage our cheque and bill payment processing, including associated statement and report printing activities. All outsourcing contracts are cancellable with notice.
The balances for on-balance sheet financial instruments in the table above will not agree with those in our consolidated financial statements as this table incorporates all cash flows, on an undiscounted basis, including both principal and interest.
BMO Financial Group 191st Annual Report 2008  |  117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7: Guarantees
In the normal course of business, we enter into a variety of guarantees. Guarantees include contracts where we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds due to changes in an underlying interest rate, foreign exchange rate or other variable. In addition, contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.
          The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $15,270 million as at October 31, 2008 ($12,395 million in 2007). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
          No amount was included in our Consolidated Balance Sheet as at October 31, 2008 and 2007 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
          The maximum amount payable under these backstop and other liquidity facilities totalled $32,806 million as at October 31, 2008 ($39,428 million in 2007). As at October 31, 2008, $1,143 million was drawn ($16 million in 2007) in accordance with the terms of the backstop liquidity facilities, of which $1,025 million (US$851 million) ($nil in 2007) related to the variable interest entities (“VIEs”) discussed in Note 9.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities of $6,243 million as at October 31, 2008 ($5,449 million in 2007) are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 9.
Senior Funding Facilities
We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at October 31, 2008, $5,761 million was drawn ($350 million in 2007) in accordance with the terms of the funding facilities related to the VIEs discussed in Note 9.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract.
          Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $71,977 million as at October 31, 2008 ($43,004 million in 2007). The terms of these contracts range from two days to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $5,828 million as at October 31, 2008 ($570 million in 2007).
          Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $1,853 million as at October 31, 2008 ($662 million in 2007).
          Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from nine months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $113 million as at October 31, 2008 ($118 million in 2007).
          In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third-party claims that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum amount we could be required to pay to counterparties.
          No material amount was included in our Consolidated Balance Sheet as at October 31, 2008 and 2007 related to these indemnifications.

Note 8: Asset Securitization
Periodically, we securitize loans for capital management purposes or to obtain alternate sources of funding. Securitization involves selling loans to off-balance sheet entities or trusts (securitization vehicles), which buy the loans and then issue either interest bearing or discounted investor certificates.
          Contracts with the securitization vehicles provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle, less credit losses and other costs (the “deferred purchase price”).
          We account for transfers to securitization vehicles as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. When the loans are considered sold for accounting purposes, we remove

118  |  BMO Financial Group 191st Annual Report 2008

them from our Consolidated Balance Sheet. We recognize securitization revenues at the time of the sale. Securitization revenue is determined based on our best estimate of the net present value of expected future cash flows, primarily the deferred purchase price, net of our estimate of the fair value of any servicing obligations undertaken. The deferred purchase price is recorded in our Consolidated Balance Sheet in available-for-sale securities. A servicing liability is recognized only for securitizations where we do not receive adequate compensation for servicing the transferred loans. It is initially measured at fair value and is recorded in our Consolidated Balance Sheet in other liabilities. A servicing liability is amortized to securitization revenues over the term of the transferred loans.
           For some of our securitizations, we are required to purchase subordinated interests or to maintain cash amounts deposited with the securitization vehicle that are considered retained interests in the securitized assets. This provides the securitization vehicle with a source of funds in the event that the sum of interest and fees collected on the loans is not sufficient to pay the interest owed to investors. We record these retained interests at their fair value in available-for-sale securities in our Consolidated Balance Sheet. These interests, together with the deferred purchase price, represent our exposure with respect to these securitizations. Investors have no further recourse against us in the event that cash flows from the transferred loans are inadequate to service the interest related to the investor certificates.

The following table summarizes our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the years ended October 31, 2008, 2007 and 2006:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net cash proceeds (1)	$8,330	$3,312	$3,545	$–	$–	$–	$3,024	$–	$1,424	$11,354	$3,312	$4,969
Investment in securitization vehicle (2)	–	–	–	–	–	–	190	–	73	190	–	73
Deferred purchase price	331	125	111	–	–	–	73	–	36	404	125	147
Servicing liability	(55)	(26)	(28)	–	–	–	(14)	–	(6)	(69)	(26)	(34)

	8,606	3,411	3,628	–	–	–	3,273	–	1,527	11,879	3,411	5,155
Loans sold	8,524	3,400	3,629	–	–	–	3,219	–	1,500	11,743	3,400	5,129

Gain on sale of loans from new securitizations	82	11	(1)	–	–	–	54	–	27	136	11	26
Gain on sale of loans sold to revolving securitization vehicles	72	28	22	–	–	–	212	163	21	284	191	43
Other securitization revenue	(28)	(23)	(22)	–	5	13	41	46	10	13	28	1
Amortization of servicing liability	41	36	30	–	–	–	39	30	–	80	66	30

Total	$167	$52	$29	$–	$5	$13	$346	$239	$58	$513	$296	$100

(1)	Net cash proceeds represent cash proceeds less issuance costs.	(2)	Includes credit card securities retained on-balance sheet by the Bank.
The key weighted-average assumptions used to value the deferred purchase price for these securitizations were as follows:

	Residential mortgages		Credit card loans
	2008	2007	2008	2007	(1)

Weighted-average life (years)	4.43	4.61	0.36	–
Prepayment rate	13.74%	9.70%	40.34%	–
Interest rate	5.38%	5.24%	21.32%	–
Expected credit losses (2)	–	–	2.43%	–
Discount rate	4.04%	4.62%	10.23%	–

(1)	There were no credit card securitization transactions in the year ended October 31, 2007.
(2)	As the residential mortgages are fully insured, there are no expected credit losses.
Cash flows received from securitization vehicles for the years ended October 31, 2008, 2007 and 2006 were as follows:

				Consumer instalment
(Canadian $ in millions)	Residential mortgages			and other personal loans			Credit card loans			Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Proceeds from new securitizations	$8,423	$3,330	$3,569	$–	$–	$–	$3,025	$–	$1,425	$11,448	$3,330	$4,994
Proceeds from collections reinvested in existing securitization vehicles	1,853	2,187	1,770	–	–	–	9,685	8,198	1,236	11,538	10,385	3,006
Servicing fees collected	29	21	15	–	–	–	–	3	5	29	24	20
Receipt of deferred purchase price	132	104	93	–	–	–	347	240	25	479	344	118

The impact of securitizations on our Consolidated Balance Sheet as at October 31, 2008 and 2007 was as follows:

			Consumer instalment
(Canadian $ in millions)	Residential mortgages		and other personal loans		Credit card loans		Total

	2008	2007	2008	2007	2008	2007	2008	2007

Retained interests
Investment in securitization vehicles	$–	$–	$–	$–	$263	$74	$263	$74
Deferred purchase price	495	266	–	–	112	36	607	302
Cash deposits with securitization vehicles	12	12	–	–	–	–	12	12
Servicing liability	100	70	–	–	19	6	119	76

  BMO Financial Group 191st Annual Report 2008  |  119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Credit Information
Information related to principal amounts, impaired amounts and net credit losses for all loans reported and securitized is as follows:

(Canadian $ in millions)			2008				2007

	Total	Impaired	Net		Total	Impaired	Net
	loans	loans	write-offs	(1)	loans	loans	write-offs	(1)

Residential mortgages	$77,641	$235	$6		$74,002	$133	$2
Consumer instalment and other personal loans	43,737	19	120		33,189	41	37
Credit card loans	6,839	163	264		5,993	14	214
Business and government loans	84,151	1,981	519		62,650	539	83
Securities borrowed or purchased under resale agreements	28,033	–	–		37,093	–	–

Total loans	240,401	2,398	909		212,927	727	336
Less mortgage-backed securities retained and classified as available-for-sale securities	9,477	–	–		8,882	–	–
Less loans securitized:
Residential mortgages	18,821	11	–		12,691	7	–
Credit card loans	4,719	–	53		1,500	–	36

Total loans reported in the Consolidated Balance Sheet	$207,384	$2,387	$856		$189,854	$720	$300

(1)	Net write-offs represent write-offs in the year net of recoveries on loans previously written off. Certain comparative figures have been reclassified to conform with the current year’s presentation.

Our credit exposure to securitized assets as at October 31, 2008 was limited to our deferred purchase price of $607 million ($302 million in 2007), certain cash deposits of $12 million ($12 million in 2007) and investments in securitization vehicles of $263 million ($74 million in 2007).
          Static pool credit losses provide a measure of the credit risk in our securitized assets. They are calculated by totalling actual and projected future credit losses and dividing the result by the original balance of each pool of assets. Static pool credit losses for the years ended October 31, 2008 and 2007 were as follows:

	2008	2007

Residential mortgages	n/a	n/a
Consumer instalment and other personal loans	2.61%	2.61%
Credit card loans	1.01%	0.91%

n/a	– not applicable
Sensitivity Analysis
The following table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at October 31, 2008 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in the other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

	Residential	Credit card
(Canadian $ in millions, except as noted)	mortgages	loans

Fair value of deferred purchase price	$495	$112

Weighted-average life (years)	3	0.37

Weighted-average prepayment rate (%)	15	n/a
Repayment term (years)	n/a	1
Impact of: 10% adverse change ($)	7	7
20% adverse change ($)	20	13

Interest rate (%)	1–2	12
Impact of: 10% adverse change ($)	46	7
20% adverse change ($)	90	14

Expected credit losses (%)	0–0.01	3
Impact of: 10% adverse change ($)	0.09	2
20% adverse change ($)	0.18	3

Weighted-average discount rate (%)	6	10
Impact of: 10% adverse change ($)	8	0.30
20% adverse change ($)	11	0.61

Note 9: Variable Interest Entities
Variable interest entities (“VIEs”) include entities where the equity is considered insufficient to finance the entity’s activities or for which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a qualitative estimation process involving estimating the future cash flows and performance of the VIE.
Canadian Customer Securitization Vehicles
Customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the commercial paper markets by allowing them to sell their assets into these vehicles, which then issue commercial paper to investors to fund the purchases. In almost all cases, the seller continues to service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to or service the assets held by these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles.
          Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $11,106 million as at October 31, 2008 ($17,536 million in 2007). In general, investors in the commercial paper have recourse only to the assets of the related VIE and do not have recourse to us. Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. To the extent that we have purchased commercial paper, our exposure under the liquidity facilities is reduced by an equal amount. As at October 31, 2008, we had an exposure of $2,139 million from commercial paper held ($5,564 million in 2007) classified as trading securities.
           During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to certain of our Canadian customer securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon. Previously, we offered market disruption liquidity lines, which had more subjective criteria for when they could be drawn upon.

120   |  BMO Financial Group 191st Annual Report 2008

The total undrawn backstop liquidity facilities was $11,040 million as at October 31, 2008 ($20,756 million in 2007). No amounts have been drawn against the facilities as at October 31, 2008 and 2007.
          Derivative contracts entered into with these vehicles enable the vehicles to manage their exposures to interest and foreign exchange rate fluctuations. The fair value of derivatives outstanding with these VIEs was recorded in our Consolidated Balance Sheet as a derivative asset of $55 million as at October 31, 2008 (derivative liability of $20 million in 2007).
          Our ownership of asset-backed commercial paper (“ABCP”) in two of the vehicles caused us to be exposed to the majority of the expected losses and they have been consolidated. Included in our Consolidated Balance Sheet as at October 31, 2008 were assets of $265 million classified as other assets, and commercial paper of $nil classified as a deposit liability ($311 million and $65 million, respectively, in 2007).
U.S. Customer Securitization Vehicle
Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $7,993 million as at October 31, 2008 ($7,929 million in 2007). Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through backstop liquidity facilities. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. As at October 31, 2008, our exposure related to undrawn backstop liquidity facilities amounted to $10,015 million ($10,719 million in 2007). As at October 31, 2008, we have provided funding of US$851 million in accordance with the terms of these liquidity facilities ($nil in 2007). We are not required to consolidate our U.S. customer securitization vehicle. The fair value of derivative contracts we have outstanding with our U.S. customer securitization vehicle was recorded on our Consolidated Balance Sheet as a derivative asset of $1 million as at October 31, 2008 ($nil in 2007).
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision-making authority. These vehicles issue commercial paper to fund their activities. Total assets held by these vehicles amounted to $9,719 million as at October 31, 2008 ($6,552 million in 2007), all of which relate to assets in Canada. We are not required to consolidate our bank securitization vehicles. More information on our investments, rights and obligations related to these vehicles can be found in Note 8. In addition to the interests described in Note 8, we also provide liquidity support to our Canadian mortgage bank securitization vehicles for the face value of the commercial paper outstanding.
          During the year ended October 31, 2007, we changed the nature of the liquidity lines offered to bank securitization vehicles to global style liquidity lines, which have objective criteria for determining when they can be drawn upon. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan. The total contract amount of the liquidity support was $5,100 million as at October 31, 2008 and 2007. No amounts were drawn as at October 31, 2008 and 2007. As at October 31, 2008, we held $509 million of the commercial paper issued by these vehicles ($367 million in 2007), which was classified as trading securities.
          Derivative contracts entered into with these vehicles enable the vehicles to manage their exposure to interest rate fluctuations. The fair value of derivatives outstanding with these vehicles was recorded in our Consolidated Balance Sheet as a derivative asset of $121 million as at October 31, 2008 (derivative liability of $52 million in 2007).
Credit Protection Vehicle
We sponsor Apex Trust (“Apex”) (formerly Apex/Sitka Trusts), a VIE that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. Assets held by Apex were $2,794 million as at October 31, 2008 ($2,012 million in 2007). A senior funding facility of $1,130 million is available to Apex, of which we provide $1,030 million. As at October 31, 2008, $553 million had been drawn against our facility. Under the terms of the restructuring, we also entered into credit default swaps with swap counterparties and offsetting swaps with Apex.
          In May 2008, upon the restructuring of Apex, we purchased mid-term notes (“MTNs”) with a face value of $815 million which are classified as available-for-sale securities. As at October 31, 2008, we had recorded the MTNs at a fair value of $625 million. A third party holds its exposure to Apex through a total return swap with us on $600 million of MTNs. The total return swap and underlying MTNs are classified as trading instruments.
          We do not consider the May 2008 purchase of the Apex MTNs described above to imply or indicate our intent to provide support to other mid-term noteholders or provide additional subordinated support to Apex. Instead, the purchase was a one-time, isolated event related to the restructuring of Apex. We do not intend to purchase additional MTNs of Apex nor do we intend to reimburse any other mid-term noteholder for any loss they may incur. We are not required to consolidate Apex.
Structured Finance Vehicles
We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We enter into derivatives with these funds to provide the investors their desired exposure and hedge our exposure related to these derivatives by investing in other funds. We consolidate those VIEs where our interests expose us to a majority of the expected losses or residual returns, or both. Total assets and our exposure to losses in these consolidated VIEs were $450 million as at October 31, 2008 ($440 million in 2007). Assets held by the VIEs in which we have a significant variable interest but which we do not consolidate totalled $132 million as at October 31, 2008 ($353 million in 2007). Our exposure to loss from non-consolidated VIEs is limited to the amount of our investment, which totalled $40 million as at October 31, 2008 ($99 million in 2007).
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs and act as asset manager. Assets held by these SIVs totalled $9,291 million as at October 31, 2008, including cash of $nil (total assets of $22,754 million in 2007, including cash of $697 million).
          Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet, and was $nil as at October 31, 2008 ($53 million in 2007), net of write-downs of $57 million for the year ended October 31, 2008 ($13 million in 2007). Amounts drawn on the liquidity facility provided to the SIVs totalled $5,208 million as at October 31, 2008 ($350 million in 2007). Our exposure includes undrawn facilities of $5,063 million as at October 31, 2008 ($1,158 million in 2007). The fair value of the derivative contracts we have outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $57 million as at October 31, 2008 (derivative liability of $11 million in 2007). We are not required to consolidate these VIEs.
Capital and Funding Trusts
BMO Covered Bond Trust (the “CB Trust”) was created in 2007 to guarantee payments due to the bondholders in respect of €1 billion BMO Covered Bonds we issued in 2008. We sold assets to the CB Trust in exchange for a promissory note. The assets of the CB Trust have been pledged to secure payment of the bonds we issued. The CB Trust is a VIE which we are required to consolidate as we are exposed to the majority of its expected losses and residual returns. Total assets in the vehicle as at October 31, 2008 were $6.0 billion.
BMO Financial Group 191st Annual Report 2008  |  121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Our exposure includes drawn facilities of $5,849 million and undrawn facilities of $5,151 million as at October 31, 2008. The fair value of derivative contracts outstanding with the CB Trust was a derivative asset of $112 million as at October 31, 2008.
          BMO Subordinated Notes Trust (“SN Trust”) was created in 2007 to issue $800 million of BMO Trust Subordinated Notes – Series A. SN Trust used the proceeds of the offering to purchase a senior deposit note from the Bank. We are not required to consolidate SN Trust. See Note 18 for further information related to SN Trust.
          We also provide liquidity support amounting to $30 million to SN Trust. As at October 31, 2008, $5 million of the amount provided had been drawn ($5 million in 2007).
          BMO Capital Trust (the “Trust”) was created to issue BMO Capital Trust Securities (“BOaTS”). As at October 31, 2008, the Trust had assets of $3,187 million ($3,140 million in 2007). The Trust is a VIE which we are required to consolidate. Securities of $2.2 billion issued by the Trust are reported as either non-controlling interest or capital trust securities in our Consolidated Balance Sheet. Refer to Note 19 for more details on BOaTS.
Compensation Trusts
We have established trusts in order to administer our employee share ownership plan. Under this plan, we match 50% of employees’ contributions when they choose to contribute a portion of their gross salary toward the purchase of our common shares. Our matching contributions are paid into trusts, which purchase our shares on the open market for payment to employees once employees are entitled to the shares under the terms of the plan. Total assets held by our compensation trusts amounted to $618 million as at October 31, 2008 ($825 million in 2007). We are not required to consolidate these compensation trusts and we have no exposure to loss related to these trusts.
Other VIEs
We are involved with other entities that may potentially be VIEs. This involvement can include, for example, acting as a derivatives counterparty, liquidity provider, investor, fund manager or trustee. These activities do not cause us to be exposed to a majority of the expected losses of these VIEs or allow us to benefit from a majority of their expected residual returns. As a result, we are not required to consolidate these VIEs. Transactions with these VIEs are conducted at market rates, and individual credit or investment decisions are based upon the analysis of the specific VIE, taking into consideration the quality of underlying assets. We record and report these transactions in the same manner as other transactions. For example, derivative contracts are recorded in accordance with our derivatives accounting policy as outlined in Note 10. Liquidity facilities are described in Note 7.

Note 10: Derivative Instruments
Change in Accounting Policy
On November 1, 2006, we adopted the CICA’s new accounting requirements for hedging derivatives. The new rules require us to record all our hedging derivatives at fair value. Prior to November 1, 2006, we accounted for derivatives that qualified as accounting hedges on an accrual basis.
          The types of hedging relationships that qualify for hedge accounting have not changed under the new rules. We will continue to designate our hedges as either cash flow hedges or fair value hedges.
          Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the changes in the fair value of the risk being hedged, or recorded in accumulated other comprehensive income (loss) on cash flow hedges. If the change in fair value of the derivative is not completely offset by the change in fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.
Derivative Instruments
Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.
          Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.
Types of Derivatives
Swaps
Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:
          Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.
          Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.
          Cross-currency interest rate swaps – fixed and floating rate interest payments and principal amounts are exchanged in different currencies.
          Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.
          Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or a group of equity securities.
          Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.
          Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.
          The main risks associated with these instruments are related to exposure to movements in interest rates, foreign exchange rates, credit quality, securities values or commodities prices, as applicable, and the possible inability of counterparties to meet the terms of the contracts.
Forwards and Futures
Forwards and futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest rate-sensitive financial instrument or security at a specific price and date in the future.
          Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.
          The main risks associated with these instruments arise from the possible inability of over-the-counter counterparties to meet the terms of the contracts and from movements in commodities prices, securities values, interest rates and foreign exchange rates, as applicable.
Options
Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

122  |  BMO Financial Group 191st Annual Report 2008

          For options written by us, we receive a premium from the purchaser for accepting market risk.
          For options purchased by us, we pay a premium for the right to exercise the option. Since we have no obligation to exercise the option, our primary exposure to risk is the potential credit risk if the writer of an over-the-counter contract fails to meet the terms of the contract.
          Caps, collars and floors are specialized types of written and purchased options. They are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the difference between the market rate and the prescribed rate of the cap, collar or floor. The writer receives a premium for selling this instrument.
Uses of Derivatives
Trading Derivatives
Trading derivatives include derivatives entered into with customers to accommodate their risk management needs, derivatives transacted to generate trading income from our own proprietary trading positions and certain derivatives that do not qualify as hedges for accounting purposes (“economic hedges”).
          We structure and market derivative products to customers to enable them to transfer, modify or reduce current or expected risks.
          Proprietary activities include market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning activities involve managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products.
          We may also take proprietary trading positions in various capital market instruments and derivatives that, taken together, are designed to profit from anticipated changes in market conditions.
          Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.
Hedging Derivatives
In accordance with our risk management strategy, we enter into various derivative contracts to hedge our interest rate and foreign currency exposures.
Risks Hedged
Interest Rate Risk
We manage interest rate risk through interest rate swaps and options, which are linked to and adjust the interest rate sensitivity of a specific asset, liability, forecasted transaction, firm commitment, or a specific pool of transactions with similar risk characteristics.
          In order for an interest rate derivative to qualify as a hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows.
          Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, both retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in our Consolidated Statement of Income, as it arises.
Cash Flow Hedges
Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments or the forecasted issuance of fixed rate liabilities. Our cash flow hedges, which have a maximum term of 10 years, are primarily hedges of floating rate deposits as well as commercial and personal loans.
          We record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.
          To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. Any portion of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income. Gains on the ineffective portion of our cash flow hedges totalled $16 million for the year ended October 31, 2008 (less than $1 million in losses in 2007).
          For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized to interest, dividend and fee income in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in interest, dividend and fee income in our Consolidated Statement of Income. The amount of other comprehensive loss that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $87 million ($59 million after tax). This will be offset by increased net interest income on assets and liabilities that were hedged.
          On November 1, 2006, we remeasured our cash flow hedging derivatives at fair value. The portion of the fair value that offset the fair value of the hedged item was an $8 million gain ($5 million after tax) and was recorded in opening accumulated other comprehensive income. The ineffective portion of cash flow hedges recorded in opening retained earnings totalled less than $1 million. We also reclassified $86 million ($56 million after tax) of deferred losses related to cash flow hedges that were discontinued prior to November 1, 2006 from other assets to opening accumulated other comprehensive income.
Fair Value Hedges
Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate commercial and personal loans, securities, deposits and subordinated debt.
          Under the new rules, we will continue to record interest receivable or payable on the derivative as an adjustment to interest, dividend and fee income in our Consolidated Statement of Income over the life of the hedge.
          For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (quasi fair value). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value adjustment of the hedged item (the ineffectiveness of the hedge), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income. Gains on the ineffective portion of our fair value hedges totalled $11 million for the year ended October 31, 2008 ($1 million in 2007).
          For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is recorded as an adjustment to the interest income/expense on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement. We did not hedge any commitments during the years ended October 31, 2008 and 2007.
          When we remeasured our fair value hedging derivatives at fair value on November 1, 2006, we made a corresponding adjustment to the carrying value of the items that we hedge with those derivatives (quasi fair value adjustment). The difference between these two amounts was recorded in opening retained earnings and totalled less than $1 million. On November 1, 2006, we also reclassified deferred amounts related to fair value hedges that were

BMO Financial Group 191st Annual Report 2008  |  123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
discontinued prior to November 1, 2006 from other assets to adjust the carrying amount of the items that were previously hedged. Quasi fair value adjustments related to these two activities were comprised of an increase in loans of $3 million, an increase in deposits of $38 million, an increase in subordinated debt of $9 million and an increase in other assets of $6 million.
Foreign Currency Risk
We manage foreign currency risk through cross-currency swaps. Cross-currency swaps are marked to market, with realized and unrealized gains and losses recorded in non-interest revenue, consistent with the accounting treatment for gains and losses on the economically hedged item.
          We also periodically hedge U.S. dollar earnings through forward foreign exchange contracts to minimize fluctuations in our Canadian dollar earnings due to the translation of our U.S. dollar earnings. These contracts are marked to fair value, with gains and losses recorded as non-interest revenue in foreign exchange, other than trading.
Embedded Derivatives
From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in earnings. Embedded derivatives in our equity linked notes are accounted for separately from the host instrument.
Fair Value
Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs. Zero coupon curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices.

Fair values of our derivative instruments are as follows:

(Canadian $ in millions)			2008			2007

	Gross assets	Gross liabilities	Net	Gross assets	Gross liabilities	Net

Trading
Interest Rate Contracts
Swaps	$25,925	$(26,243)	$(318)	$7,273	$(7,697)	$(424)
Forward rate agreements	165	(166)	(1)	13	(8)	5
Futures	19	(12)	7	33	(10)	23
Purchased options	1,804	–	1,804	1,084	(1)	1,083
Written options	–	(1,643)	(1,643)	–	(988)	(988)
Foreign Exchange Contracts
Cross-currency swaps	1,212	(1,346)	(134)	1,997	(1,239)	758
Cross-currency interest rate swaps	7,867	(7,259)	608	7,203	(7,562)	(359)
Forward foreign exchange contracts	8,383	(7,913)	470	4,842	(5,246)	(404)
Purchased options	566	–	566	262	–	262
Written options	–	(774)	(774)	–	(158)	(158)
Commodity Contracts
Swaps	2,336	(3,102)	(766)	2,220	(1,988)	232
Purchased options	3,953	–	3,953	5,628	–	5,628
Written options	–	(3,497)	(3,497)	–	(5,374)	(5,374)
Equity Contracts	5,606	(2,019)	3,587	1,318	(2,458)	(1,140)
Credit Default Swaps
Purchased	6,435	–	6,435	642	–	642
Written	–	(5,828)	(5,828)	–	(570)	(570)

Total fair value – trading derivatives	$64,271	$(59,802)	$4,469	$32,515	$(33,299)	$(784)

Average fair value (1)	$43,917	$(40,456)	$3,461	$33,817	$(34,629)	$(812)

Hedging
Interest Rate Contracts
Cash flow hedges – swaps	$752	$(187)	$565	$60	$(176)	$(116)
Fair value hedges – swaps	563	(59)	504	10	(109)	(99)

Total swaps	$1,315	$(246)	$1,069	$70	$(285)	$(215)

Total fair value – hedging derivatives (2)	$1,315	$(246)	$1,069	$70	$(285)	$(215)

Average fair value (1)	$540	$(257)	$283	$69	$(266)	$(197)

Total fair value – trading and hedging derivatives	$65,586	$(60,048)	$5,538	$32,585	$(33,584)	$(999)

Less: Impact of master netting agreements	$(41,748)	$41,748	$–	$(16,403)	$16,403	$–

Total	$23,838	$(18,300)	$5,538	$16,182	$(17,181)	$(999)

(1)  Average fair value amounts are calculated using a five-quarter rolling average.
(2)  The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Assets are shown net of liabilities to customers where we have an enforceable right to offset amounts and we intend to settle contracts on a net basis.
Included in foreign exchange contracts is $nil as at October 31, 2008 ($nil in 2007) related to gold contracts.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)			Assets		Liabilities

			2008	2007	2008	2007

Fair value of trading derivatives			$ 64,271	$ 32,515	$ 59,802	$ 33,299
Fair value of hedging derivatives			1,315	70	246	285

Total			$ 65,586	$ 32,585	$ 60,048	$ 33,584

124  |  BMO Financial Group 191st Annual Report 2008

Notional Amounts
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

(Canadian $ in millions)				2008				2007

		Hedging				Hedging

	Trading	Cash flow	Fair value	Total	Trading	Cash flow	Fair value	Total

Interest Rate Contracts
Over-the-counter
Swaps	$1,434,047	$33,633	$16,918	$1,484,598	$1,075,495	$21,644	$5,381	$1,102,520
Forward rate agreements	217,072	–	–	217,072	60,042	–	–	60,042
Purchased options	83,497	–	–	83,497	114,446	–	–	114,446
Written options	103,492	–	–	103,492	161,813	–	–	161,813

	1,838,108	33,633	16,918	1,888,659	1,411,796	21,644	5,381	1,438,821

Exchange-traded
Futures	76,215	–	–	76,215	77,736	–	–	77,736
Purchased options	70,356	–	–	70,356	91,909	–	–	91,909
Written options	58,288	–	–	58,288	56,593	–	–	56,593

	204,859	–	–	204,859	226,238	–	–	226,238

Total interest rate contracts	2,042,967	33,633	16,918	2,093,518	1,638,034	21,644	5,381	1,665,059

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	13,681	–	–	13,681	10,870	–	–	10,870
Cross-currency interest rate swaps	136,219	–	–	136,219	92,960	–	–	92,960
Forward foreign exchange contracts	212,927	–	–	212,927	154,142	–	–	154,142
Purchased options	8,477	–	–	8,477	6,024	–	–	6,024
Written options	10,715	–	–	10,715	8,213	–	–	8,213

	382,019	–	–	382,019	272,209	–	–	272,209

Exchange-traded
Futures	835	–	–	835	1,119	–	–	1,119
Purchased options	6,806	–	–	6,806	3,346	–	–	3,346
Written options	3,073	–	–	3,073	998	–	–	998

	10,714	–	–	10,714	5,463	–	–	5,463

Total foreign exchange contracts	392,733	–	–	392,733	277,672	–	–	277,672

Commodity Contracts
Over-the-counter
Swaps	45,988	–	–	45,988	49,759	–	–	49,759
Purchased options	35,749	–	–	35,749	59,304	–	–	59,304
Written options	33,871	–	–	33,871	59,582	–	–	59,582

	115,608	–	–	115,608	168,645	–	–	168,645

Exchange-traded
Futures	39,840	–	–	39,840	49,788	–	–	49,788
Purchased options	108,337	–	–	108,337	202,573	–	–	202,573
Written options	109,359	–	–	109,359	200,491	–	–	200,491

	257,536	–	–	257,536	452,852	–	–	452,852

Total commodity contracts	373,144	–	–	373,144	621,497	–	–	621,497

Equity Contracts
Over-the-counter	21,809	–	–	21,809	29,654	–	–	29,654
Exchange-traded	19,129	–	–	19,129	10,219	–	–	10,219

Total equity contracts	40,938	–	–	40,938	39,873	–	–	39,873

Credit Default Swaps
Over-the-counter
Purchased	78,230	–	–	78,230	47,652	–	–	47,652
Written	71,977	–	–	71,977	43,004	–	–	43,004

Total credit default swaps	150,207	–	–	150,207	90,656	–	–	90,656

Total	$2,999,989	$33,633	$16,918	$3,050,540	$2,667,732	$21,644	$5,381	$2,694,757

Included in the notional amounts is $59 million as at October 31, 2008 ($224 million in 2007) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.
Included in foreign exchange contracts is $nil as at October 31, 2008 ($1 million in 2007) related to gold contracts.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

  BMO Financial Group 191st Annual Report 2008  |  125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Derivative-Related Credit Risk
Over-the-counter derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations. The credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose us to potential credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. The credit risk is represented by the positive fair value of the derivative instrument. We strive to limit credit risk by dealing with counterparties that we believe are creditworthy, and we manage our credit risk for derivatives using the same credit risk process that is applied to loans and other credit assets.
          We also pursue opportunities to reduce our exposure to credit losses on derivative instruments, including entering into master netting agreements with counterparties. The credit risk associated with favourable contracts is eliminated by master netting agreements to the extent that unfavourable contracts with the same counterparty cannot be settled before favourable contracts.
          Exchange-traded derivatives have no potential for credit exposure as they are settled net with each exchange.
Derivative-Related Market Risk
Derivative instruments are subject to market risk. Market risk arises from the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of derivative instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We strive to limit market risk by employing comprehensive governance and management processes for all market risk-taking activities.
Terms used in the credit risk table below are as follows:
Replacement cost represents the cost of replacing all contracts that have a positive fair value, using current market rates. It represents in effect the unrealized gains on our derivative instruments. Replacement costs disclosed below represent the net of the asset and liability to a specific counterparty where we have a legally enforceable right to offset the amount owed to us with the amount owed by us and we intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Credit risk equivalent represents the total replacement cost plus an amount representing the potential future credit exposure, as outlined in OSFI’s Capital Adequacy Guideline.
Risk-weighted balance represents the credit risk equivalent, weighted based on the creditworthiness of the counterparty, as prescribed by OSFI.

(Canadian $ in millions)			2008				2007

	Replacement	Credit risk	Risk-weighted		Replacement	Credit risk	Risk-weighted
	cost	equivalent	balance	(1)	cost	equivalent	balance	(1)

Interest Rate Contracts
Swaps	$27,240	$34,264	$–		$7,343	$13,314	$–
Forward rate agreements	165	180	–		13	13	–
Purchased options	1,714	2,057	–		1,050	1,352	–

Total interest rate contracts	29,119	36,501	3,921		8,406	14,679	3,268

Foreign Exchange Contracts
Cross-currency swaps	1,212	2,017	–		1,997	2,650	–
Cross-currency interest rate swaps	7,867	14,551	–		7,203	11,560	–
Forward foreign exchange contracts	8,383	9,928	–		4,842	6,311	–
Purchased options	398	576	–		244	318	–

Total foreign exchange contracts	17,860	27,072	3,362		14,286	20,839	4,641

Commodity Contracts
Swaps	2,336	8,242	–		2,220	8,535	–
Purchased options	1,670	7,037	–		3,056	10,457	–

Total commodity contracts	4,006	15,279	1,957		5,276	18,992	6,435

Equity Contracts	1,996	3,264	907		1,024	2,902	902

Credit Default Swaps
Purchased	6,435	7,564	4,750		642	4,721	1,134
Written	–	–	–		–	–	–

Total credit default swaps	6,435	7,564	4,750		642	4,721	1,134

Total derivatives	59,416	89,680	14,897		29,634	62,133	16,380

Impact of master netting agreements	(41,748)	(54,223)	–		(16,403)	(29,541)	(7,467)

Total	$17,668	$35,457	$14,897		$13,231	$32,592	$8,913

(1) Risk-weighted balance based on Basel II in 2008 and Basel I in 2007.
The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a positive fair value of $6,170 million as at October 31, 2008 ($2,951 million in 2007).
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers located in the following countries, based on country of ultimate risk:

(Canadian $ in millions, except as noted)	2008		2007

Canada	$21,022	36%	$11,393	38%
United States	17,351	29	10,866	37
United Kingdom	8,411	14	1,776	6
Other countries (1)	12,632	21	5,599	19

Total	$59,416	100%	$29,634	100%

(1) No other country represented 10% or more of our replacement cost in either 2008 or 2007.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

126  |  BMO Financial Group 191st Annual Report 2008

Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts (before the impact of master netting agreements) with customers in the following industries:

	Interest rate		Foreign exchange		Commodity		Equity		Credit default
(Canadian $ in millions)	contracts		contracts		contracts		contracts		swaps		Total

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Financial institutions	$25,808	$7,423	$12,118	$7,318	$1,634	$2,602	$897	$635	$3,198	$540	$43,655	$18,518
Governments	1,198	360	1,824	3,411	25	42	–	–	–	–	3,047	3,813
Natural resources	20	7	170	175	1,050	1,368	–	–	–	–	1,240	1,550
Energy	64	13	80	–	958	972	–	–	–	–	1,102	985
Other	2,029	603	3,668	3,382	339	292	1,099	389	3,237	102	10,372	4,768

Total	$29,119	$8,406	$17,860	$14,286	$4,006	$5,276	$1,996	$1,024	$6,435	$642	$59,416	$29,634

   Certain comparative figures have been reclassified to conform with the current year’s presentation.
Term to Maturity
Our derivative contracts have varying maturity dates. The remaining contractual term to maturity for the notional amounts of our derivative contracts is set out below:

(Canadian $ in millions)	Term to maturity					2008	2007

	Within	1 to 3	3 to 5	5 to 10	Over 10	Total notional	Total notional
	1 year	years	years	years	years	amounts	amounts

Interest Rate Contracts
Swaps	$371,847	$461,187	$336,653	$251,584	$63,327	$1,484,598	$1,102,520
Forward rate agreements, futures and options	459,111	101,139	29,167	17,414	2,089	608,920	562,539

Total interest rate contracts	830,958	562,326	365,820	268,998	65,416	2,093,518	1,665,059

Foreign Exchange Contracts
Cross-currency swaps	416	3,899	1,771	5,092	2,503	13,681	10,870
Cross-currency interest rate swaps	27,468	44,936	24,812	31,211	7,792	136,219	92,960
Forward foreign exchange contracts, futures and options	227,823	11,083	3,020	866	41	242,833	173,842

Total foreign exchange contracts	255,707	59,918	29,603	37,169	10,336	392,733	277,672

Commodity Contracts
Swaps	26,900	16,187	1,793	793	315	45,988	49,759
Futures and options	191,603	131,122	4,363	68	–	327,156	571,738

Total commodity contracts	218,503	147,309	6,156	861	315	373,144	621,497

Equity Contracts	31,479	5,467	1,630	1,496	866	40,938	39,873

Credit Default Swaps	17,476	30,431	73,824	27,429	1,047	150,207	90,656

Total notional amount	$1,354,123	$805,451	$477,033	$335,953	$77,980	$3,050,540	$2,694,757

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 11: Premises and Equipment
We record all premises and equipment at cost less accumulated amortization except land, which is recorded at cost. Buildings, computer equipment and software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are:

Buildings	40 years
Computer equipment and software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

(Canadian $ in millions)			2008	2007

		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Land	$191	$–	$191	$148
Buildings	1,294	673	621	581
Computer equipment and software	3,100	2,242	858	787
Other equipment	731	533	198	171
Leasehold improvements	804	445	359	293

Total	$6,120	$3,893	$2,227	$1,980

Amortization expense for the years ended October 31, 2008, 2007 and 2006 amounted to $393 million, $390 million and $360 million, respectively.
          Gains and losses on disposal are included in other non-interest revenue in our Consolidated Statement of Income.
          On July 31, 2008, we sold a property with two office buildings housing a total of 75,000 square feet at 1210-1248 10th Avenue in Calgary. The gain on sale was $13 million before tax, which was recorded in our Consolidated Statement of Income.
          On October 15, 2007, we sold the office tower located at 10199 – 101 Street N.W. in Edmonton. The gain on sale was $19 million before tax, of which $6 million was recorded in our Consolidated Statement of Income. The remaining $13 million was deferred and is being recorded as a reduction in rental expense over the term of our lease in the building, which expires in 2017. The deferred gain as at October 31, 2008 and 2007 was $12 million and $13 million, respectively.
          We test premises and equipment for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are less than the carrying value. There were no write-downs of premises and equipment due to impairment during the year ended October 31, 2008 ($nil in 2007 and 2006).

  BMO Financial Group 191st Annual Report 2008  |  127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lease Commitments
We have entered into a number of non-cancellable leases for premises and equipment. Our total contractual rental commitments as at October 31, 2008 were $1,410 million. The commitments for each of the next five years and thereafter are $211 million for 2009, $185 million for 2010, $152 million for 2011, $127 million for 2012, $106 million for 2013 and $629 million thereafter. Included in these amounts are the commitments related to 748 leased branch locations as at October 31, 2008.
          Net rent expense for premises and equipment reported in our Consolidated Statement of Income for the years ended October 31, 2008, 2007 and 2006 was $326 million, $300 million and $292 million, respectively.

Note 12: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
Griffin, Kubik, Stephens & Thompson, Inc.
On May 1, 2008, we completed the acquisition of Chicago-based Griffin, Kubik, Stephens & Thompson, Inc. (“GKST”) for cash consideration of $31 million, subject to a post-closing adjustment based on net equity. The acquisition of GKST provides us with the opportunity to significantly expand our presence in the U.S. municipal bond market. Goodwill related to this acquisition is deductible for tax purposes. GKST is part of our BMO Capital Markets reporting segment.
Merchants and Manufacturers Bancorporation, Inc.
On February 29, 2008, we completed the acquisition of Wisconsin-based Merchants and Manufacturers Bancorporation, Inc. (“Merchants and Manufacturers”) for total cash consideration of $135 million. The acquisition of Merchants and Manufacturers provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Merchants and Manufacturers is part of our Personal and Commercial Banking U.S. reporting segment.
Ozaukee Bank
On February 29, 2008, we completed the acquisition of Ozaukee Bank (“Ozaukee”), a Wisconsin-based community bank, for 3,283,190 shares of Bank of Montreal with a market value of $54.97 per share for total consideration of $180 million. The acquisition of Ozaukee provides us with the opportunity to expand our banking network into Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Ozaukee is part of our Personal and Commercial Banking U.S. reporting segment.
Pyrford International plc
On December 14, 2007, we completed the acquisition of Pyrford International plc (“Pyrford”), a London, U.K.-based asset manager, for total cash consideration of $41 million, plus contingent consideration of up to $10 million based on our retention of the assets under management one year from the closing date. The acquisition of Pyrford provides us with the opportunity to expand our investment management capabilities outside of North America. As part of this acquisition, we acquired a customer relationship intangible asset, which is being amortized on a straight-line basis over a period not to exceed 15 years. Goodwill related to this acquisition is not deductible for tax purposes. Pyrford is part of our Private Client Group reporting segment.
First National Bank & Trust
On January 4, 2007, we completed the acquisition of First National Bank & Trust (“First National”) for total cash consideration of $345 million. The acquisition of First National provides us with the opportunity to expand our banking services into the Indianapolis, Indiana market. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill and other intangibles related to this acquisition are deductible for tax purposes. First National is part of our Personal and Commercial Banking U.S. reporting segment.
bcpbank Canada
On December 4, 2006, we completed the acquisition of bcpbank Canada, a full-service chartered bank, for total cash consideration of $41 million. The acquisition of bcpbank Canada expands our branch network and provides our customers with greater access to banking services across the greater Toronto area. As part of this acquisition, we acquired a core deposit intangible asset, which is being amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. bcpbank Canada is part of our Personal and Commercial Banking Canada reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition are as follows:

(Canadian $ in millions)	2008				2007

		Merchants and			First	bcpbank
	GKST	Manufacturers	Ozaukee	Pyrford	National	Canada

Cash resources	$–	$47	$54	$1	$110	$47
Securities	63	133	115	–	317	23
Loans	–	1,013	517	–	1,009	293
Premises and equipment	1	34	14	1	30	9
Goodwill	8	100	120	20	175	13
Core deposit/Customer relationship intangible asset	–	39	24	17	37	5
Other assets	24	16	11	4	52	2

Total assets	96	1,382	855	43	1,730	392

Deposits	–	1,029	584	–	1,375	339
Other liabilities	65	218	91	2	10	12

Total liabilities	65	1,247	675	2	1,385	351

Purchase price	$31	$135	$180	$41	$345	$41

The allocations of the purchase price for GKST, Merchants and Manufacturers, Ozaukee and Pyrford are subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

128  |  BMO Financial Group 191st Annual Report 2008

Note 13: Goodwill and Intangible Assets
Goodwill
When we acquire a subsidiary, joint venture or securities where we exert significant influence and account for the acquisition using the equity method, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.
           Goodwill is not amortized; however, it is tested at least annually for impairment. The impairment test consists of allocating goodwill to our reporting units (groups of businesses with similar characteristics) and then comparing the book value of the reporting units, including goodwill, to their fair values. We determine fair value using discounted cash flows, price-to-earnings ratios, market proxies or other multiples, whichever is most appropriate under the circumstances. The excess of carrying value of goodwill over fair value of goodwill, if any, is recorded as an impairment charge in the period in which impairment is determined.
           There were no write-downs of goodwill due to impairment during the years ended October 31, 2008, 2007 and 2006.

A continuity of our goodwill by reporting unit for the years ended October 31, 2008 and 2007 is as follows:

					Personal and							Private	BMO
					Commercial							Client	Capital		Corporate
(Canadian $ in millions)					Banking							Group	Markets		Services	Total
								Retail							Technology
	P&C		P&C			Client		Investment		Private					and
	Canada		U.S.		Total	Investing		Products		Banking		Total			Operations

Goodwill as at October 31, 2006	$93		$582		$675	$68		$187		$68		$323	$98		$2	$1,098
Acquisitions during the year	13		175		188	–		–		–		–	–		–	188
Other (1)	–		(129)		(129)	–		–		(10)		(10)	(7)		–	(146)

Goodwill as at October 31, 2007	106		628		734	68		187		58		313	91		2	1,140
Acquisitions during the year	–		220		220	–		20		–		20	8		–	248
Other (1)	(1)		222		221	–		(1)		17		16	10		–	247

Goodwill as at October 31, 2008	$105	(2)	$1,070	(3)	$1,175	$68	(4)	$206	(5)	$75	(6)	$349	$109	(7)	$2	$1,635

(1)	Other changes in goodwill include the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation and bcpbank Canada.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust and Savings Bank, First National Bank & Trust, Ozaukee Bank and Merchants and Manufacturers Bancorporation, Inc.

(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd. and Pyrford International plc.
(6)	Relates primarily to Harris myCFO, Inc.
(7)	Relates to Gerard Klauer Mattison & Co., Inc., BMO Nesbitt Burns Corporation Limited and Griffin, Kubik, Stephens & Thompson, Inc.

Intangible Assets
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets by category are as follows:

(Canadian $ in millions)			2008	2007
		Accumulated	Carrying	Carrying
	Cost	amortization	value	value

Customer relationships	$96	$68	$28	$12
Core deposits	314	171	143	75
Branch distribution networks	178	146	32	34
Other	24	23	1	3

Total	$612	$408	$204	$124

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, depending on the specific asset, over a period not to exceed 15 years. We have no intangible assets with indefinite lives. The weighted-average amortization period for customer relationships is 10.6 years, core deposits 10.6 years, branch distribution networks 15.0 years and other 6.4 years.
          The aggregate amount of intangible assets that were acquired during the years ended October 31, 2008, 2007 and 2006 was $80 million, $42 million and $7 million, respectively.
           We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. We write them down to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. There were no write-downs of intangible assets due to impairment during the years ended October 31, 2008, 2007 and 2006.
           The total estimated amortization expense relating to intangible assets for each of the next five years is $46 million for 2009, $34 million for 2010, $29 million for 2011, $19 million for 2012 and $18 million for 2013.
Future Change in Accounting Policy
As discussed in Note 1, we will adopt the CICA’s new accounting standard relating to intangible assets on November 1, 2008. The new standard clarifies the recognition and measurement criteria for intangible assets and, in particular, for intangible assets that are generated internally. The impact of implementation of this new standard is not material to our results of operations or financial position.

Note 14: Other Assets

(Canadian $ in millions)	2008	2007

Accounts receivable, prepaid expenses and other items	$7,031	$5,415
Accrued interest receivable	1,198	1,371
Due from clients, dealers and brokers	810	460
Pension asset (Note 24)	1,121	1,094

Total	$10,160	$8,340

  BMO Financial Group 191st Annual Report 2008  |  129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15: Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Deposits by:
Banks	$823	$349	$365	$298	$2,619	$1,001	$26,539	$32,452	$30,346	$34,100
Businesses and governments	8,101	7,155	20,777	9,719	20,376	19,783	86,857	85,091	136,111	121,748
Individuals	4,705	3,405	6,802	5,824	34,880	31,114	44,826	35,859	91,213	76,202

Total	$13,629	$10,909	$27,944	$15,841	$57,875	$51,898	$158,222	$153,402	$257,670	$232,050

Booked in:
Canada	$12,864	$10,346	$15,427	$13,762	$38,564	$36,579	$91,439	$81,690	$158,294	$142,377
United States	303	174	10,696	2,078	18,879	14,750	50,316	41,824	80,194	58,826
Other countries	462	389	1,821	1	432	569	16,467	29,888	19,182	30,847

Total	$13,629	$10,909	$27,944	$15,841	$57,875	$51,898	$158,222	$153,402	$257,670	$232,050

Included in deposits as at October 31, 2008 and 2007 are $112,614 million and $94,911 million, respectively, of deposits denominated in U.S. dollars, and $7,763 million and $11,778 million, respectively, of deposits denominated in other foreign currencies.
Change in Accounting Policy
On November 1, 2006, we adopted the CICA’s new accounting requirements which allow management to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the new standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
           We issue structured notes that include embedded interest rate or equity options. We enter into derivatives which manage our exposure to changes in the structured note fair value caused by changes in interest rates or equity prices. The structured notes are designated as trading under the fair value option, which better aligns the accounting result with the way the portfolio is managed. These notes are classified as deposits. The fair value and amount due at contractual maturity of these notes as at October 31, 2008 were $1,070 million and $1,197 million, respectively ($762 million and $791 million, respectively, in 2007). The impact of recording these notes as trading was an increase in non-interest revenue, trading revenues (losses) of $84 million for the year ended October 31, 2008 ($8 million in 2007). The portion of the change related to the embedded interest rate or equity options was offset by a change in the fair value of the derivatives. The portion of the change in fair value attributable to changes in credit risk was an unrealized gain of $108 million both for the year ended October 31, 2008 and since inception. We isolate the impact of changes in our credit risk by determining both the change in fair value due to changes in risk-free interest rates and the change due to market interest rates, which includes a premium for our credit. The difference between these two changes in fair value represents the change in fair value due solely to changes in our credit risk.
           When we initially elected the fair value option for our structured notes on November 1, 2006, we remeasured the portfolio of structured notes at fair value. The net unrealized loss of less than $1 million was recorded in opening retained earnings.
Deposits
Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.
          Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.
          Deposits payable on a fixed date are comprised of:
•	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
•	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at October 31, 2008, we had purchased $2,382 million of federal funds ($1,937 million in 2007).
•	Commercial paper, which totalled $269 million as at October 31, 2008 ($685 million in 2007).
Included in our deposits payable on a fixed date as at October 31, 2008 were $132,296 million of individual deposits greater than one hundred thousand dollars, of which $66,394 million were booked in Canada, $49,435 million were booked in the United States and $16,467 million were booked in other countries. We had $132,501 million of such deposits as at October 31, 2007, of which $61,312 million were booked in Canada, $41,301 million were booked in the United States and $29,888 million were booked in other countries.

130  |  BMO Financial Group 191st Annual Report 2008

Note 16: Other Liabilities

(Canadian $ in millions)	2008	2007

Acceptances	$9,358	$12,389
Securities sold but not yet purchased	18,792	25,039
Securities lent or sold under repurchase agreements	32,492	31,263

	$60,642	$68,691

Acceptances
Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.
Securities Sold but not yet Purchased
Securities sold but not yet purchased represent our obligation to deliver securities that we do not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues (losses) in our Consolidated Statement of Income.
Securities Lent or Sold under Repurchase Agreements
Securities lent or sold under repurchase agreements represent short-term funding transactions where we sell securities that we already own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

(Canadian $ in millions)	2008	2007

Other
Accounts payable, accrued expenses and other items	$7,265	$7,760
Accrued interest payable	1,656	1,893
Non-controlling interest in subsidiaries	1,400	1,329
Liabilities of subsidiaries, other than deposits	2,990	387
Pension liability (Note 24)	47	11
Other employee future benefits liability (Note 24)	713	675

Total	$14,071	$12,055

Included in non-controlling interest in subsidiaries as at October 31, 2008 were capital trust securities including accrued interest totalling $1,060 million ($1,060 million in 2007) (see Note 19) and 7.375% preferred shares of US$250 million (US$250 million in 2007) issued by Harris Preferred Capital Corporation, a U.S. subsidiary, that forms part of our Tier 1 regulatory capital.
Customer Loyalty Program
During the year ended October 31, 2008, we settled the liability associated with our customer loyalty rewards program in Personal and Commercial Banking Canada’s MasterCard business. We are no longer required to estimate and accrue a liability associated with the redemption of rewards issued to our customers under the new agreement. The ongoing costs of our credit card customer loyalty program are recorded as a reduction in non-interest revenue, card fees in our Consolidated Statement of Income.
          Previously, we recorded the liability associated with our credit card customer loyalty program rewards in the period in which our customers became entitled to redeem the rewards. We estimated the liability using the expected future redemption rate and applied the cost of expected redemptions. Our estimate of the expected redemption rate was based on statistical analysis of past customer behaviour. The costs of our credit card customer loyalty program were recorded as a reduction in non-interest revenue, card fees in our Consolidated Statement of Income. The liability was included in other liabilities in our Consolidated Balance Sheet.
Change in Accounting Estimate
During the year ended October 31, 2007, we increased the liability for future customer redemptions related to our loyalty rewards program in Personal and Commercial Banking Canada’s MasterCard business. The impact of this change on our Consolidated Statement of Income for the year ended October 31, 2007 was a reduction in non-interest revenue, card fees of $185 million, a decrease in the provision for income taxes of $65 million and a decrease in net income of $120 million.

Note 17: Restructuring Charge
On January 31, 2007, we recorded a restructuring charge of $135 million in our Consolidated Statement of Income. The objectives of the restructuring were to enhance customer service by directing spending and resources to front-line sales and service improvements, creating more efficient processes and systems and continuing to accelerate the pace of growth.
          The charge related to the elimination of approximately 1,000 positions primarily in non-customer-facing areas across all support functions and business groups. Of the charge, $117 million related to severance-related costs, $11 million was associated with premises-related charges and $7 million related to other costs.
          Premises-related charges included lease cancellation payments for those locations where we legally extinguished our lease obligation, as well as the carrying value of abandoned assets.
          We engaged a professional services firm to provide us with strategic and organizational advice with respect to the restructuring initiatives. A charge of $7 million for these services was included in the restructuring charge.
          On October 31, 2007, we recorded an additional restructuring charge of $40 million in our Consolidated Statement of Income. The additional charge relates to the elimination of approximately 400 positions across all support functions and business groups and is all severance-related.
          The restructuring charges were recorded in the Corporate Services operating group. The actions under the restructuring program were completed in 2007 and 2008.
          During the year ended October 31, 2008, we changed our estimate for restructuring, resulting in an $8 million reduction in the original accrual ($16 million reduction in 2007). Severance-related charges were less than originally anticipated due to higher levels of attrition and redeployment within the Bank.

	Severance-	Premises-
	related	related
(Canadian $ in millions)	charges	charges	Other	Total

Opening balance	$117	$11	$7	$135
Paid in the year	(46)	(10)	(7)	(63)
Reversal in the year	(15)	(1)	–	(16)
Additional charge in the year	40	–	–	40

Balance as at October 31, 2007	96	–	–	96
Paid in the year	(45)	–	–	(45)
Reversal in the year	(8)	–	–	(8)

Balance as at October 31, 2008	$43	$–	$–	$43

  BMO Financial Group 191st Annual Report 2008  |  131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 18: Subordinated Debt
Subordinated debt represents our direct unsecured obligations, in the form of notes and debentures, to our debt holders and forms part of our regulatory capital. The rights of the holders of our notes and debentures are subordinate to the claims of depositors and certain other creditors. We require approval from OSFI before we can redeem any part of our subordinated debt.
          During the year ended October 31, 2008, we issued Series F Medium-Term Notes, Tranche 1, totalling $900 million. We redeemed all of our 5.75% Debentures, Series A Medium-Term Notes, Tranche 2, due 2013, totalling $150 million. The debentures were redeemed at a redemption price of 100% of the principal amount plus unpaid accrued interest to the redemption date. During the year ended October 31, 2007, we issued Series D Medium-Term Notes, Tranche 2, totalling $1.2 billion. We redeemed our $150 million Series 22 Debentures. Our US$300 million 7.80% Notes matured. There were no gains or losses on any of our redemptions.
          During the year ended October 31, 2007, we issued $800 million of innovative subordinated debentures, BMO Trust Subordinated Notes (BMO TSNs – Series A), through BMO Subordinated Notes Trust (“SN Trust”). SN Trust is a variable interest entity which we are not required to consolidate (see Note 9); therefore, the BMO TSNs – Series A issued by SN Trust are not reported in our Consolidated Balance Sheet. SN Trust used the proceeds of the issuance to purchase a senior deposit note from us which is reported as a business and government deposit liability in our Consolidated Balance Sheet. All of the BMO TSNs – Series A will be exchanged automatically, without the consent of the holders, into our Series E Subordinated Notes upon the occurrence of specific events, such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital, violations of regulatory capital requirements or changes to tax legislation.
          We have guaranteed the payments of principal, interest and redemption price, if any, and any other amounts on the BMO TSNs – Series A when they become due and payable. This guarantee is subordinate to our deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are designated as ranking either equally with or subordinate to the subordinated indebtedness.
          The senior deposit note bears interest at an annual rate of 5.90% and will mature on September 26, 2022.

The term to maturity and repayments of our subordinated debt required over the next five years and thereafter are as follows:

				Redeemable
(Canadian $ in millions,			Interest	at our option						Over	2008		2007
except as noted)	Face value	Maturity date	rate (%)	beginning in	1 year	2 years	3 years	4 years	5 years	5 years	Total		Total

Debentures Series 12	$140	December 2008	10.85	December 1998	$140	$–	$–	$–	$–	$–	$140		$140
Debentures Series 16	$100	February 2017	10.00	February 2012(1)	–	–	–	–	–	100	100		100
Debentures Series 20	$150	December 2025 to 2040	8.25	not redeemable	–	–	–	–	–	150	150		150
Series A Medium-Term Notes
Tranche 2	$150	February 2013	5.75	redeemed	–	–	–	–	–	–	–		150
Series C Medium-Term Notes
Tranche 1	$500	January 2015	4.00	January 2010 (2)	–	–	–	–	–	500	500		500
Tranche 2	$500	April 2020	4.87	April 2015 (3)	–	–	–	–	–	500	500		500
Series D Medium-Term Notes
Tranche 1	$700	April 2021	5.10	April 2016 (4)	–	–	–	–	–	700	700		700
Tranche 2	$1,200	June 2017	5.20	June 2012 (5)	–	–	–	–	–	1,200	1,200		1,200
Series F Medium-Term Notes
Tranche 1	$900	March 2023	6.17	March 2018 (6)	–	–	–	–	–	900	900		–

					$140	$–	$–	$–	$–	$4,050	$4,190	(7)	$3,440	(7)
BMO Trust Subordinated Notes Series A	$800	September 2022	5.75	September 2017 (8)	–	–	–	–	–	800	800		800

Total					$140	$–	$–	$–	$–	$4,850	$4,990		$4,240

(1)	Redeemable at the greater of par and the Canada Yield Price after their redemption date of February 20, 2012 until their maturity date of February 20, 2017.

(2)	Redeemable at the greater of par and the Canada Yield Price prior to January 21, 2010, and redeemable at par commencing January 21, 2010.

(3)	Redeemable at the greater of par and the Canada Yield Price prior to April 22, 2015, and redeemable at par commencing April 22, 2015.

(4)	Redeemable at the greater of par and the Canada Yield Price prior to April 21, 2016, and redeemable at par commencing April 21, 2016.

(5)	Redeemable at the greater of par and the Canada Yield Price prior to June 21, 2012, and redeemable at par commencing June 21, 2012.

(6)	Redeemable at the greater of par and the Canada Yield Price prior to March 28, 2018, and redeemable at par commencing March 28, 2018.

(7)	Certain subordinated debt amounts recorded on our Consolidated Balance Sheet include quasi fair value adjustments that increase their value by $125 million ($6 million in 2007) as they are part of fair value hedges (see Note 10).

(8)	Redeemable at the greater of par and the Canada Yield Price prior to September 26, 2017, and redeemable at par commencing September 26, 2017.

Please refer to the offering circular related to each of the above issues for further details on Canada Yield Price calculations and definitions of Government of Canada Yield.

132  |  BMO Financial Group 191st Annual Report 2008

Note 19: Capital Trust Securities
We issue BMO Capital Trust Securities (“BOaTS”) through our consolidated subsidiary BMO Capital Trust (the “Trust”). The proceeds of the BOaTS are used to purchase mortgages. Upon consolidation the BOaTS are reported in our Consolidated Balance Sheet either as non-controlling interest in subsidiaries or as capital trust securities, depending on the terms of the BOaTS.
          Holders of the BOaTS are entitled to receive semi-annual non-cumulative fixed cash distributions as long as we declare dividends on our preferred shares, or if no such shares are outstanding, on our common shares in accordance with our ordinary dividend practice. The terms of the BOaTS are as follows:

				Redemption date	Conversion date
		Distribution		At the option	At the option	Principal amount
(Canadian $ in millions, except Distribution)	Distribution dates	per BOaTS(3)		of the Trust	of the holder	2008	2007

Capital Trust Securities
Series A	June 30, December 31	$34.52		December 31, 2005	December 31, 2010	$350	$350
Series B	June 30, December 31	33.24		June 30, 2006	June 30, 2011	400	400
Series C	June 30, December 31	33.43		December 31, 2006	June 30, 2012	400	400

						1,150	1,150

Non-Controlling Interest
Series D	June 30, December 31	$27.37	(1)	December 31, 2009		600	600
Series E	June 30, December 31	23.17	(2)	December 31, 2010		450	450

						1,050	1,050

Total Capital Trust Securities						$2,200	$2,200

(1)	After December 31, 2014, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
(2)	After December 31, 2015, the distribution will be at the Bankers’ Acceptance Rate plus 1.5%.
Redemption by the Trust
On or after the redemption dates indicated above, and subject to the prior approval of OSFI, the Trust may redeem the BOaTS in whole without the consent of the holders.
Conversion by the Holders
On or after the conversion dates indicated above, the BOaTS Series A, B and C may be exchanged for our Class B Preferred shares, Series 7, 8 and 9, respectively, at the option of the holders.

(3)	Distribution is paid on each trust security which has a par value of $1,000.
Automatic Exchange
The BOaTS Series A, B, C, D and E will each be automatically exchanged for 40 of our Class B Preferred shares, Series 7, 8, 9, 11 and 12, respectively, without the consent of the holders on the occurrence of specific events such as a wind-up of Bank of Montreal, a regulatory requirement to increase capital or violations of regulatory capital requirements.

Note 20: Interest Rate Risk
We earn interest on interest bearing assets and we pay interest on interest bearing liabilities. We also have derivative instruments, such as interest rate swaps and interest rate options, whose values are sensitive to changes in interest rates. To the extent that we have assets, liabilities and derivative instruments maturing or repricing at different points in time, we are exposed to interest rate risk.
Interest Rate Gap Position
The determination of the interest rate sensitivity or gap position by necessity encompasses numerous assumptions. It is based on the earlier of the repricing date or maturity date of assets, liabilities and derivatives used to manage interest rate risk.
          The gap position presented is as at October 31 of each year. It represents the position outstanding at the close of the business day and may change significantly in subsequent periods based on customer behaviour and the application of our asset and liability management policies.
The assumptions for the year ended October 31, 2008 were as follows:
Assets
Fixed term assets, such as residential mortgage loans and consumer loans, are reported based upon the scheduled repayments and estimated prepayments that reflect expected borrower behaviour.
          Trading and underwriting (mark-to-market) assets and interest bearing assets on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing assets with no defined maturity are reported based upon expected account balance behaviour.
Liabilities
Fixed rate liabilities, such as investment certificates, are reported at scheduled maturity with estimated redemptions that reflect expected depositor behaviour.
          Interest bearing deposits on which the customer interest rate changes with the prime rate or other short-term market rates are reported in the zero to three months category.
          Fixed rate and non-interest bearing liabilities with no defined maturity are reported based upon expected account balance behaviour.
Capital
Common shareholders’ equity is reported as non-interest sensitive.
Yields
Yields are based upon the effective interest rates for the assets or liabilities on October 31, 2008.

  BMO Financial Group 191st Annual Report 2008  |  133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Interest Rate Gap Position
  (Canadian $ in millions)

				Total	Effective		Effective		Effective	Non-
	0 to 3	4 to 6	7 to 12	within	interest	1 to 5	interest	Over 5	interest	interest
As at October 31	months	months	months	1 year	rate (%)	years	rate (%)	years	rate (%)	sensitive	Total

Canadian Dollar
Assets
Cash resources	$(3,467)	$–	$–	$(3,467)	1.67	$303	–	$–	–	$(1,309)	$(4,473)
Securities	51,434	670	689	52,793	3.93	5,640	3.60	48	4.70	158	58,639
Securities borrowed or purchased under resale agreements	15,285	47	–	15,332	2.79	–	–	–	–	–	15,332
Loans	70,530	3,533	5,997	80,060	4.28	25,329	5.23	2,649	5.83	10,599	118,637
Other assets	(417)	(365)	(306)	(1,088)	n/a	3,550	–	–	–	2,733	5,195

Total assets	133,365	3,885	6,380	143,630		34,822		2,697		12,181	193,330

Liabilities and Shareholders’ Equity
Deposits	64,879	7,058	14,827	86,764	1.79	45,971	4.09	4,558	5.31	–	137,293
Securities sold but not yet purchased	13,769	–	–	13,769	4.51	–	–	–	–	–	13,769
Securities lent or sold under repurchase agreements	18,535	–	137	18,672	2.65	–	–	–	–	–	18,672
Other liabilities	(13,777)	70	266	(13,441)	n/a	2,130	n/a	1,050	n/a	10,599	338
Subordinated debt, Capital trust securities and Preferred share liability	515	–	–	515	4.18	2,950	5.13	2,250	5.24	–	5,715
Shareholders’ equity	218	–	–	218	n/a	1,100	n/a	250	n/a	15,975	17,543

Total liabilities and shareholders’ equity	84,139	7,128	15,230	106,497		52,151		8,108		26,574	193,330

Asset/liability gap position	49,226	(3,243)	(8,850)	37,133		(17,329)		(5,411)		(14,393)	–

Notional amounts of derivatives	(37,973)	806	6,968	(30,199)		23,624		6,575		–	–

Total Canadian dollar interest rate gap position
2008	$11,253	$(2,437)	$(1,882)	$6,934		$6,295		$1,164		$(14,393)	$–
2007	(1,024)	419	4,787	4,182		7,958		251		(12,391)	–

U.S. Dollar and Other Currencies
Assets
Cash resources	$21,619	$1,821	$612	$24,052	0.71	$1,413	–	$206	–	$(93)	$25,578
Securities	33,672	1,109	1,268	36,049	3.08	4,208	4.89	1,208	7.08	34	41,499
Securities borrowed or purchased under resale agreements	12,689	–	–	12,689	1.41	–	–	12	–	–	12,701
Loans	47,868	2,602	3,657	54,127	4.42	11,936	6.24	1,568	5.65	694	68,325
Other assets	68,108	744	1,136	69,988	n/a	2,541	n/a	–	n/a	2,088	74,617

Total assets	183,956	6,276	6,673	196,905		20,098		2,994		2,723	222,720

Liabilities and Shareholders’ Equity
Deposits	91,487	8,313	7,115	106,915	2.51	11,609	2.12	1,853	1.46	–	120,377
Securities sold but not yet purchased	5,023	–	–	5,023	2.56	–	–	–	–	–	5,023
Securities lent or sold under repurchase agreements	13,820	–	–	13,820	1.15	–	–	–	–	–	13,820
Other liabilities	81,140	66	133	81,339	n/a	1,106	n/a	–	n/a	694	83,139
Shareholders’ equity	–	–	–	–	n/a	361	n/a	–	n/a	–	361

Total liabilities and shareholders’ equity	191,470	8,379	7,248	207,097		13,076		1,853		694	222,720

Asset/liability gap position	(7,514)	(2,103)	(575)	(10,192)		7,022		1,141		2,029	–

Notional amounts of derivatives	5,519	–	(241)	5,278		(4,284)		(994)		–	–

Total U.S. dollar and other currencies interest rate gap position
2008	$(1,995)	$(2,103)	$(816)	$(4,914)		$2,738		$147		$2,029	$–
2007	(8,343)	(2,236)	(202)	(10,781)		7,887		1,083		1,811	–

Certain comparative figures have been reclassified to conform with the current year’s presentation.

n/a – not applicable

134  |  BMO Financial Group 191st Annual Report 2008

Note 21: Share Capital

Outstanding
(Canadian $ in millions, except as noted)			2008				2007				2006
			Dividends				Dividends				Dividends
	Number		declared		Number		declared		Number		declared
	of shares	Amount	per share		of shares	Amount	per share		of shares	Amount	per share

Preferred Shares – Classified as Liabilities
Class B – Series 4 (1)	–	$–		$–	–	$–		$0.91	8,000,000	$200		$1.20
Class B – Series 6 (2)	10,000,000	250		1.19	10,000,000	250		1.19	10,000,000	250		1.19

		250				250				450

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200		$1.33	8,000,000	$200		$1.33	8,000,000	$200		$1.33
Class B – Series 10	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49	12,000,000	396	US$	1.49
Class B – Series 13	14,000,000	350		1.13	14,000,000	350		0.96	–	–		–
Class B – Series 14	10,000,000	250		1.48	10,000,000	250		–	–	–		–
Class B – Series 15	10,000,000	250		0.94	–	–		–	–	–		–
Class B – Series 16	12,000,000	300		0.55	–	–		–	–	–		–

		1,746				1,196				596

Common Shares	506,044,982	4,773		$2.80	498,562,702	4,411		$2.71	500,726,079	4,231		$2.26

Treasury Shares	(1,469,949)	(65)		n/a	–	–		n/a	–	–		n/a

Share Capital		$6,454				$5,607				$4,827

(1)	Redeemed in 2007.

(2)	Redeemed on November 25, 2008.
n/a – not applicable

Preferred Shares
We are authorized by our shareholders to issue an unlimited number of Class A Preferred shares and Class B Preferred shares without par value, in series, for unlimited consideration. Class B Preferred shares may be issued in a foreign currency.
          During the year ended October 31, 2008, we issued the following preferred shares:
•	10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
•	12,000,000 5.2% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 16, at a price of $25.00 per share, representing an aggregate issue price of $300 million.
During the year ended October 31, 2007, we issued the following preferred shares:
•	14,000,000 4.5% Non-Cumulative Perpetual Class B Preferred shares, Series 13, at a price of $25.00 per share, representing an aggregate issue price of $350 million.
•	10,000,000 5.25% Non-Cumulative Perpetual Class B Preferred shares, Series 14, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
During the year ended October 31, 2007, we redeemed all of our 8,000,000 Non-Cumulative Class B Preferred shares, Series 4, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represented an aggregate redemption price of approximately $200 million.
Preferred Share Rights and Privileges
Class B – Series 4 shares were redeemed during the year ended October 31, 2007. The shares carried a non-cumulative quarterly dividend of $0.30 per share.
Class B – Series 5 shares are redeemable at our option starting February 25, 2013 for $25.00 cash per share, and are not convertible. The shares carry a non-cumulative quarterly dividend of $0.33125 per share.
Class B – Series 6 shares were redeemable at our option starting November 25, 2005 for $25.00 cash per share, plus a premium if we redeemed the shares before November 25, 2007, or an equivalent value of our common shares. The shares were redeemed on November 25, 2008.
Class B – Series 10 shares are redeemable at our option starting February 25, 2012 for US$25.00 cash per share, and are convertible at our option starting February 25, 2012 into our common shares. The shares carry a non-cumulative quarterly dividend of US$0.371875 per share.
Class B – Series 13 shares are redeemable at our option starting February 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before February 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.28125 per share.
Class B – Series 14 shares are redeemable at our option starting November 25, 2012 for $25.00 cash per share, plus a premium if we redeem the shares before November 25, 2016. The shares carry a non-cumulative quarterly dividend of $0.328125 per share.
Class B – Series 15 shares are redeemable at our option starting May 25, 2013 for $25.00 cash per share, plus a premium if we redeem the shares before May 25, 2017. The shares carry a non-cumulative quarterly dividend of $0.3625 per share.
Class B – Series 16 shares are redeemable at our option on August 25, 2013 and every five years thereafter for $25.00 cash per share. If the shares are not redeemed on the redemption dates, investors have the option to convert the shares into Class B – Series 17 Preferred shares and, if converted, have the option to convert back to Series 16 Preferred shares on subsequent redemption dates. The Series 16 shares carry a non-cumulative quarterly dividend of $0.325 per share until August 25, 2013. Dividends payable after August 25, 2013 on the Series 16 and Series 17 Preferred shares will be set based on prevailing market rates plus a predetermined spread.
Common Shares
We are authorized by our shareholders to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible. Dividends are declared by us on a quarterly basis and the amount can vary from quarter to quarter.
Normal Course Issuer Bid
On September 8, 2008, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares.

  BMO Financial Group 191st Annual Report 2008  |  135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          We participated in a normal course issuer bid during the period from September 6, 2007 to September 7, 2008 under which we were able to repurchase up to 25,000,000 common shares, approximately 5% of our common shares then outstanding.
          During the year ended October 31, 2008, we did not repurchase any common shares. During the year ended October 31, 2007, we repurchased 7,621,600 shares at an average cost of $68.80 per share, totalling $524 million. During the year ended October 31, 2006, we repurchased 5,919,400 shares at an average cost of $63.58 per share, totalling $376 million.
Issuances Exchangeable into Common Shares
One of our subsidiaries, Bank of Montreal Securities Canada Limited (“BMSCL”), has issued various classes of non-voting shares that can be exchanged at the option of the holder for our common shares, based on a formula. If all of these BMSCL shares had been converted into our common shares, up to 263,397, 270,657 and 327,863 of our common shares would have been needed to complete the exchange as at October 31, 2008, 2007 and 2006, respectively.
Share Redemption and Dividend Restrictions
OSFI must approve any plan to redeem any of our preferred share issues for cash.
           We are prohibited from declaring dividends on our preferred or common shares when we would be, as a result of paying such a dividend, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends declared and payable on our preferred shares have been paid or sufficient funds have been set aside to do so.
          In addition, we have agreed that if BMO Capital Trust (the “Trust”), one of our subsidiaries, fails to pay any required distribution on its capital trust securities, we will not declare dividends of any kind on any of our preferred or common shares for a period of time following the Trust’s failure to pay the required distribution (as defined in the capital trust securities’ prospectuses) unless the Trust first pays such distribution to the holders of its capital trust securities (see Note 19).
Shareholder Dividend Reinvestment and Share Purchase Plan
We offer a dividend reinvestment and share purchase plan for our shareholders. Participation in the plan is optional. Under the terms of the plan, cash dividends on common shares are reinvested to purchase additional common shares. Shareholders also have the opportunity to make optional cash payments to acquire additional common shares. We may issue these common shares at an average of the closing prices of our common shares on the Toronto Stock Exchange based on the five trading days prior to the last business day of the month or we may purchase them on the open market at market prices. During the year ended October 31, 2008, we issued a total of 2,413,244 common shares (1,626,374 in 2007) under the plan.
Potential Share Issuances
As at October 31, 2008, we had reserved 3,228,679 common shares for potential issuance in respect of our Shareholder Dividend Reinvestment and Share Purchase Plan and 4,983,517 common shares in respect of the exchange of certain shares of BMSCL. We also have reserved 20,051,854 common shares for the potential exercise of stock options, as further described in Note 23.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Note 22: Capital Management
Our capital management framework is designed to maintain a level of capital that: meets our target regulatory capital ratios; meets our internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value.
           Our approach includes establishing limits, goals and performance measures for the management of balance sheet positions, risk levels and minimum capital amounts, as well as issuing and redeeming capital instruments to obtain the most cost-effective capital structure possible.
           Effective November 1, 2007, a new regulatory capital management framework was implemented in Canada. The new framework, Basel II, replaced Basel I, the framework utilized for the past 20 years. Basel II is an improvement over Basel I in that it establishes regulatory capital requirements that are more sensitive to a bank’s risk profile.
           Tier 1 capital represents more permanent forms of capital, and primarily includes common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and other deductions required under Basel II. Total capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated entities and substantial investments. Capital instruments are detailed in Notes 16,18, 19 and 21.
           The Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple are the primary capital measures monitored by our regulator.
•	The Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
•	The Total Capital Ratio is defined as total capital divided by risk-weighted assets.
•	The Assets-to-Capital Multiple is calculated by dividing total assets, including specified off-balance sheet items net of other specified deductions, by total capital.

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions, except as noted)	2008

Tier 1 Capital	$18,729
Tier 2 Capital	$4,592
Total Capital	$23,321
Total Risk-Weighted Assets	$191,608
Tier 1 Capital Ratio	9.77%
Total Capital Ratio	12.17%
Assets-to-Capital Multiple	16.42

Both our Tier 1 and Total Capital Ratios remain above OSFI’s stated minimum capital ratios of 7% and 10%, respectively, for a well-capitalized financial institution. Our Assets-to-Capital Multiple was 16.42 as at October 31, 2008. The multiple remains below the maximum permitted by OSFI.
           As a result of the implementation of Basel II in fiscal 2008, amounts reported for risk-weighted assets, capital and capital ratios are not comparable on a year-over-year basis.

136  |  BMO Financial Group 191st Annual Report 2008

Note 23: Employee Compensation – Stock-Based Compensation
We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital.
Stock Option Plan
We maintain a Stock Option Plan for designated officers, employees and directors. Options are granted at an exercise price equal to the closing price of our common shares on the day prior to the grant date. Options granted under the plan from 1995 to 1999 vested five fiscal years from November 1 of the year in which the options were granted to the officer or employee, if we had met certain performance targets. Options granted since 1999 vest 25% per year over a four-year period starting from their grant date. A portion of the options granted since 1999 can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

The following table summarizes information about our Stock Option Plan:

(Canadian $, except as noted)		2008		2007		2006
		Weighted-		Weighted-		Weighted-
	Number of	average	Number of	average	Number of	average
	stock options	exercise price	stock options	exercise price	stock options	exercise price

Outstanding at beginning of year	20,656,713	$41.55	23,254,639	$38.55	26,919,349	$35.86
Granted	1,442,833	59.14	1,229,500	68.96	1,390,700	63.04
Exercised	1,778,586	31.65	3,774,644	31.86	5,014,557	30.87
Forfeited/cancelled	2,700	50.23	43,882	54.42	37,053	46.77
Expired	262,558	42.63	8,900	19.93	3,800	15.50

Outstanding at end of year	20,055,702	43.68	20,656,713	41.55	23,254,639	38.55
Exercisable at end of year	14,332,077	37.69	15,585,532	36.01	17,947,453	34.35
Available for grant	2,985,056		4,116,301		2,047,729
Outstanding stock options as a percentage of outstanding shares	3.96%		4.14%		4.64%

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Employee compensation expense related to this plan for the years ended October 31, 2008, 2007 and 2006 was $12 million, $11 million and $14 million before tax, respectively ($11 million, $10 million and $13 million after tax, respectively).
          The intrinsic value of a stock option grant is the difference between the current market price of our common shares and the strike price of the option. The aggregate intrinsic value of stock options outstanding at October 31, 2008, 2007 and 2006 was $104 million, $443 million and $719 million, respectively. The aggregate intrinsic value of stock options exercisable at October 31, 2008, 2007 and 2006 was $101 million, $421 million and $629 million, respectively.

Options outstanding and options exercisable as at October 31, 2008 and 2007 by range of exercise price were as follows:

(Canadian $, except as noted)					2008					2007
		Options outstanding		Options exercisable			Options outstanding		Options exercisable
		Weighted-					Weighted-
		average	Weighted-		Weighted-		average	Weighted-		Weighted-
	Number	remaining	average	Number	average	Number	remaining	average	Number	average
	of stock	contractual	exercise	of stock	exercise	of stock	contractual	exercise	of stock	exercise
Range of exercise prices	options	life (years)	price	options	price	options	life (years)	price	options	price

$20.01 to $30.00	2,227,815	1.0	$25.60	2,227,815	$25.60	2,492,855	2.0	$25.60	2,492,855	$25.60
$30.01 to $40.00	9,056,151	2.3	36.32	8,683,171	36.23	10,604,596	3.1	35.69	10,184,016	35.57
$40.01 to $50.00	1,991,004	4.2	41.16	1,720,703	40.90	2,019,800	4.8	40.95	1,855,104	40.96
$50.01 to $60.00	2,907,571	5.5	55.20	1,228,076	55.02	2,940,660	6.5	55.19	887,709	54.94
$60.01 and over	3,873,161	7.7	63.94	472,312	64.85	2,598,802	8.5	65.83	165,848	63.05

Certain comparative figures have been reclassified to conform with the current year’s presentation.
The following table summarizes nonvested stock option activity for the years ended October 31, 2008 and 2007:

(Canadian $, except as noted)		2008		2007
		Weighted-		Weighted-
	Number of	average grant	Number of	average grant
	stock options	date fair value	stock options	date fair value

Nonvested at beginning of year	5,071,181	$8.74	5,307,186	$8.89
Granted	1,442,833	8.24	1,229,500	7.56
Vested	790,389	10.61	1,442,754	8.25
Forfeited/cancelled	–	–	22,751	10.16

Nonvested at end of year	5,723,625	$8.36	5,071,181	$8.74

   BMO Financial Group 191st Annual Report 2008  |  137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes further information about our Stock Option Plan:

(Canadian $ in millions, except as noted)	2008	2007	2006

Unrecognized compensation cost for nonvested stock option awards	$8	$10	$12
Weighted-average period over which it is recognized (in years)	2.7	2.6	3.0

Total intrinsic value of stock options exercised	$30	$138	$170
Cash proceeds from stock options exercised	$56	$120	$155
Actual tax benefits realized on stock options exercised	$14	$4	$14

We determine the fair value of options granted using a trinomial option pricing model. Expected volatility is based on the implied volatility from traded options on our share price and the historical volatility of our share price. The weighted-average fair value of options granted during the years ended October 31, 2008, 2007 and 2006 was $8.24, $7.56 and $10.17, respectively. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

	2008	2007	2006

Expected dividend yield	4.1%	4.2%	3.4%
Expected share price volatility	19.5%	15.6%	20.2%
Risk-free rate of return	4.0%	4.0%	4.0%
Expected period until exercise (in years)	7.3	7.4	7.2

Changes to the input assumptions can result in materially different fair value estimates.
Other Stock-Based Compensation Plans
Share Purchase Plan
 We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salaries. The shares in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.
          We account for our contribution as employee compensation expense when it is contributed to the plan.
           Employee compensation expense related to this plan for the years ended October 31, 2008, 2007 and 2006 was $41 million, $36 million and $35 million, respectively. There were 14,958,315, 13,148,902 and 12,852,477 common shares held in this plan for the years ended October 31, 2008, 2007 and 2006, respectively.
Mid-Term Incentive Plans
We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect dividends and changes in the market value of our common shares. For the majority of executive and some senior employee grants, a portion of the incentive payment also varies based on performance targets driven by annualized total shareholder return compared with that of our competitors.
           Mid-term incentive plan units granted during the years ended October 31, 2008, 2007 and 2006 totalled 4,548,827, 3,210,864 and 3,387,493, respectively. We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments of $267 million, $220 million and $202 million in the years ended October 31, 2008, 2007 and 2006, respectively. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees. Amounts related to units granted to employees who are eligible to retire are expensed at the time of grant. We no longer have any liability for the obligations transferred to third parties because any future payments required will be the responsibility of the third parties. The amount deferred and recorded in other assets in our Consolidated Balance Sheet totalled $135 million and $104 million as at October 31, 2008 and 2007, respectively. The deferred amount as at October 31, 2008 is expected to be recognized over a weighted-average period of 1.8 years (1.8 years in 2007). Employee compensation expense related to these plans for the years ended October 31, 2008, 2007 and 2006 was $239 million, $202 million and $185 million before tax, respectively ($160 million, $131 million and $119 million after tax, respectively).
          For the remaining obligations related to plans for which we have not entered into agreements with third parties, the amount of compensation expense is amortized over the period prior to payment to employees and adjusted to reflect the current market value of our common shares. The liability related to these plans as at October 31, 2008 and 2007 was $24 million and $19 million, respectively.
          Employee compensation expense related to plans for which we have not entered into agreements with third parties for the years ended October 31, 2008, 2007 and 2006 was $4 million, $10 million and $5 million before tax, respectively ($3 million, $7 million and $3 million after tax, respectively). We commenced economically hedging the impact of the change in the market value of our common shares in fiscal 2008 by entering into total return swaps with an external counter-party. Hedging gains (losses) of $(4) million before tax ($(3) million after tax) were recognized for the year ended October 31, 2008.
          A total of 9,900,297, 8,298,718 and 8,272,824 share units were outstanding for the years ended October 31, 2008, 2007 and 2006, respectively.
Deferred Incentive Plans
We offer deferred incentive plans for members of our Board of Directors, certain senior executives, and key employees in our BMO Capital Markets and Private Client Groups. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. The amount of fees, deferred incentive payments and/or commissions is adjusted to reflect dividends and changes in the market value of our common shares.
          Depending on the plan, deferred incentive payments can be paid upon retirement or resignation, over the three-year period of the plan or at the end of the three-year period of the plan. The deferred incentive payments can be made in cash, shares or a combination of both.
          Employee compensation expense for these plans is recorded in the year the incentive payment and/or commission is earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
          Deferred incentive plan units granted during the years ended October 31, 2008, 2007 and 2006 totalled 379,034, 442,583 and 471,662, respectively. We have entered into derivative instrument contracts to hedge our exposure to these plans. Changes in the fair value of these derivatives are recorded as employee compensation expense in the period in which they arise.
          Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $136 million and $169 million as at October 31, 2008 and 2007, respectively.
          Employee compensation expense (recovery) related to these plans for the years ended October 31, 2008, 2007 and 2006 was $(46) million, $13 million and $33 million before tax, respectively ($(31) million, $8 million and $21 million after tax, respectively). Hedging gains (losses) of $(52) million, $6 million and $25 million before tax, respectively, were also recognized, resulting in net employee compensation expense of $6 million, $7 million and $8 million before tax, respectively ($4 million, $5 million and $5 million after tax, respectively).
          A total of 3,101,995, 2,686,903 and 2,542,696 deferred stock units were outstanding for the years ended October 31, 2008, 2007 and 2006, respectively.

138  |  BMO Financial Group 191st Annual Report 2008

Note 24: Employee Compensation – Pension and Other Employee Future Benefits
Pension and Other Employee Future Benefit Plans
We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.
          Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Voluntary contributions can be made by employees but are not required.
          We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary.
          We recognize the cost of our pension plans in employee compensation expense as the employees work for us.
          We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.
Pension and Other Employee Future Benefit Liabilities
We have two types of benefit liabilities: defined benefit pension liabilities and other employee future benefit liabilities. These benefit liabilities represent the amount of pension and other employee future benefits that our employees and retirees have earned as at year end.
          Our actuaries perform valuations of our benefit liabilities for pension and other employee future benefits as at October 31 of each year for our Canadian plans (September 30 for our U.S. plans), using the projected benefit method prorated on service, based on management’s assumptions about discount rates, rate of compensation increase, retirement age, mortality and health care cost trend rates. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.
Components of the change in our benefit liabilities year over year and our pension and other employee future benefit expense are as follows:
          Benefits earned by employees represent benefits earned in the current year. They are determined with reference to the current work-force and the amount of benefits to which employees will be entitled upon retirement, based on the provisions of our benefit plans.
          Interest cost on benefit liabilities represents the increase in the liabilities that results from the passage of time.
          Actuarial gains or losses may arise in two ways. First, each year our actuaries recalculate the benefit liabilities and compare them to those estimated as at the previous year end. Any differences that result from changes in assumptions or from plan experience being different from management’s expectations at the previous year end are considered actuarial gains or losses. Secondly, actuarial gains and losses arise when there are differences between expected and actual returns on plan assets.
          At the beginning of each year, we determine whether the unrecognized actuarial gain or loss is more than 10% of the greater of our plan asset or benefit liability balances. Any unrecognized actuarial gain or loss in excess of this 10% threshold is recognized in expense over the remaining service period of active employees. Amounts below the 10% threshold are not recognized in income.
          Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. These amounts are recognized in expense over the remaining service period of active employees.
          Expected return on assets represents management’s best estimate of the long-term rate of return on plan assets applied to the fair value of plan assets. We establish our estimate of the expected rate of return on plan assets based on the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed income securities, which take into consideration bond yields. An equity risk premium is then applied to estimate equity returns. Returns from other asset classes are set to reflect the relative risks of these classes as compared to fixed income and equity assets. Differences between expected and actual returns on assets are included in our actuarial gain or loss balance, as described above.
          Settlements occur when benefit liabilities for plan participants are settled, usually through lump sum cash payments, and as a result we no longer have a liability to provide them with benefit payments in the future.
Funding of Pension and Other Employee
Future Benefit Plans
Our statutory pension plans in Canada, the United States and the United Kingdom are funded by us and the assets in these plans are used to pay benefits to retirees.
          Our supplementary pension plans in Canada are partially funded, while in the United States the plan is unfunded. Our other employee future benefit plans in the United States and Canada are partially funded. Pension and benefit payments related to these plans are either paid through the respective plan or paid directly by us.
           We measure the fair value of plan assets as at October 31 for our Canadian plans (September 30 for our U.S. plans). In addition to actuarial valuations for accounting purposes, we are required to prepare valuations for determining our pension contributions (our “funding valuation”). The most recent funding valuation for our main Canadian plan was performed as at October 31, 2008. We are required to file a funding valuation for that plan with OSFI at least every three years. An annual funding valuation is required for our U.S. statutory plan. The most recent valuation was performed as at January 1, 2008.

The benefit liability and the fair value of plan assets in respect of plans that are not fully funded are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2008	2007	2006	2008	2007	2006

Accrued benefit liability	$3,407	$832	$955	$705	$908	$952
Fair value of plan assets	3,234	706	729	71	68	68

Unfunded benefit liability	$173	$126	$226	$634	$840	$884

  BMO Financial Group 191st Annual Report 2008  |  139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Asset Allocations
The investment policy for the main Canadian pension plan assets is to have a diversified mix of quality investments that are expected to provide a superior real rate of return over the long term, while limiting performance volatility. Plan assets are rebalanced within ranges around target allocations. Allocations as at the end of each year and the target allocations for October 31 are as follows:

	Pension benefit plans (1)				Other employee future benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
	2008	2008	2007	2006	2008	2008	2007	2006

Equities	53%	45%	45%	43%	65%	65%	73%	65%
Fixed income investments	35%	44%	38%	41%	35%	35%	27%	33%
Other	12%	11%	17%	16%	–	–	–	2%

(1) Excludes the Canadian supplementary plan, whose assets are fully invested in fixed income investments.

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:
(Canadian $ in millions, except as noted)			Pension benefit plans			Other employee future benefit plans
			2008	2007	2006	2008	2007	2006
Annual Benefits Expense
Benefits earned by employees			$141	$149	$137	$19	$22	$18
Interest cost on accrued benefit liability			236	217	208	51	49	46
Actuarial loss recognized in expense			10	59	82	12	18	14
Amortization of plan amendment costs			14	11	6	(8)	(7)	(7)
Expected return on plan assets			(298)	(277)	(253)	(6)	(5)	(5)

Annual benefits expense			103	159	180	68	77	66
Canada and Quebec pension plan expense			56	52	49	–	–	–
Defined contribution expense			9	13	10	–	–	–

Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income			$168	$224	$239	$68	$77	$66

The impact on annual benefits expense if we had recognized all costs and benefits as they arose
Total annual pension and other employee future benefit expenses recognized in the Consolidated Statement of Income			$168	$224	$239	$68	$77	$66
(Excess) shortfall of actual returns over expected returns on plan assets			1,422	(157)	(231)	20	(6)	(1)
(Excess) shortfall of actuarial (gains) losses amortized over actuarial (gains) losses arising			(842)	(328)	37	(276)	(78)	44
(Excess) shortfall of plan amendment costs amortized over plan amendment costs arising			(14)	44	(6)	8	(1)	7

Total pro forma annual pension and other employee future benefit expenses if we had recognized all costs and benefits during the year			$734	$(217)	$39	$(180)	$(8)	$116

Weighted-average assumptions used to determine benefit expenses
Estimated average service period of active employees (in years)			11	11	10	12	12	12
Discount rate at beginning of year			5.6%	5.1%	5.3%	5.5%	5.3%	5.5%
Expected long-term rate of return on plan assets			6.6%	6.6%	6.6%	8.0%	8.0%	8.0%
Rate of compensation increase			3.9%	3.8%	3.8%	3.9%	3.8%	3.8%
Assumed overall health care cost trend rate			n/a	n/a	n/a	7.1% (1)	7.5% (1)	7.7% (1)

(1)	Trending to 4.5% in 2013 and remaining at that level thereafter.

n/a – not applicable

140  |  BMO Financial Group 191st Annual Report 2008

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans are as follows:

(Canadian $ in millions, except as noted)	Pension benefit plans			Other employee future benefit plans

	2008	2007	2006	2008	2007	2006

Benefit liability
Benefit liability at beginning of year	$4,082	$4,248	$4,013	$908	$952	$852
Opening adjustment for the inclusion of the United Kingdom plan	101	–	–	–	–	–
Benefits earned by employees	141	149	137	19	22	18
Interest cost on accrued benefit liability	236	217	208	51	49	46
Benefits paid to pensioners and employees	(228)	(218)	(202)	(26)	(32)	(18)
Voluntary employee contributions	7	6	6	–	–	–
(Gain) loss on the benefit liability arising from changes in assumptions	(832)	(269)	121	(264)	(60)	58
Plan settlement	(6)	–	–	–	–	–
Plan amendments (b)	–	55	–	–	(8)	–
Other, primarily foreign exchange	133	(106)	(35)	17	(15)	(4)

Benefit liability at end of year	$3,634	$4,082	$4,248	$705	$908	$952

Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	7.3%	5.6%	5.1%	7.3%	5.5%	5.3%
Rate of compensation increase	3.7%	3.9%	3.8%	3.7%	3.9%	3.8%
Assumed overall health care cost trend rate	n/a	n/a	n/a	7.4% (1)	7.1% (2)	7.5% (2)

Fair value of plan assets
Fair value of plan assets at beginning of year	$4,533	$4,339	$3,881	$68	$68	$66
Opening adjustment for the inclusion of the United Kingdom plan	80	–	–	–	–	–
Actual return on plan assets	(1,124)	434	484	(14)	11	6
Employer contributions	105	58	194	26	32	18
Voluntary employee contributions	7	6	6	–	–	–
Benefits paid to pensioners and employees	(228)	(218)	(202)	(26)	(32)	(18)
Settlement payments	(6)	–	–	–	–	–
Other, primarily foreign exchange	109	(86)	(24)	17	(11)	(4)

Fair value of plan assets at end of year	$3,476	$4,533	$4,339	$71	$68	$68

Plan funded status	$(158)	$451	$91	$(634)	$(840)	$(884)
Unrecognized actuarial loss (gain) (a)	1,129	537	1,034	(41)	211	299
Unrecognized cost (benefit) of plan amendments (b)	103	95	50	(38)	(46)	(45)

Net benefit asset (liability) at end of year	$1,074	$1,083	$1,175	$(713)	$(675)	$(630)

Recorded in:
Other assets	$1,121	$1,094	$1,195	$–	$–	$–
Other liabilities	(47)	(11)	(20)	(713)	(675)	(630)

Net benefit asset (liability) at end of year	$1,074	$1,083	$1,175	$(713)	$(675)	$(630)

The plans paid $3 million for the year ended October 31, 2008 ($3 million in 2007; $3 million in 2006) to us and certain of our subsidiaries for investment management, record-keeping, custodial and administrative services rendered on the same terms that we offer to our customers for these services. The plans did not hold any of our shares directly as at October 31, 2008, 2007 and 2006.
(1) Trending to 4.4% in 2018 and remaining at that level thereafter.
(2) Trending to 4.5% in 2013 and remaining at that level thereafter.
n/a – not applicable

(a) A continuity of our actuarial losses (gains) is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2008	2007	2006	2008	2007	2006

Unrecognized actuarial loss at beginning of year	$537	$1,034	$1,234	$211	$299	$256
(Gain) loss on the benefit liability arising from changes in assumptions	(832)	(269)	121	(264)	(60)	58
Shortage (excess) of actual returns over expected returns on plan assets	1,422	(157)	(231)	20	(6)	(1)
Recognition in expense of a portion of the unrecognized actuarial loss	(10)	(59)	(82)	(12)	(18)	(14)
Impact of foreign exchange and other	12	(12)	(8)	4	(4)	–

Unrecognized actuarial loss (gain) at end of year	$1,129	$537	$1,034	$(41)	$211	$299

(b) A continuity of the unrecognized cost (benefit) of plan amendments is as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans

	2008	2007	2006	2008	2007	2006

Unrecognized cost (benefit) of plan amendments at beginning of year	$ 95	$ 50	$ 57	$ (46)	$ (45)	$ (52)
Opening adjustment for the inclusion of the United Kingdom plan	21	–	–	–	–	–
Cost (benefit) of plan amendments initiated during the year	–	55	–	–	(8)	–
Recognition in expense of a portion of the unrecognized cost (benefit) of plan amendments	(14)	(11)	(6)	8	7	7
Impact of foreign exchange and other	1	1	(1)	–	–	–

Unrecognized cost (benefit) of plan amendments at end of year	$ 103	$ 95	$ 50	$ (38)	$ (46)	$ (45)

  BMO Financial Group 191st Annual Report 2008  |  141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity of Assumptions
Key weighted-average economic assumptions used in measuring the pension benefit liability, the other employee future benefit liability and related expenses are outlined in the adjoining table. The sensitivity analysis provided in the table should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of changes in other key variables.
          Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

			Other employee
		Pension	future benefits
	Benefit	Benefit	Benefit	Benefit
(Canadian $ in millions, except as noted)	liability	expense	liability	expense

Discount rate (%)	7.3	5.6	7.3	5.5
Impact of: 1% increase ($)	(379)	(14)	(82)	(3)
1% decrease ($)	461	16	97	4

Rate of compensation increase (%)	3.7	3.9	3.7	3.9
Impact of: 0.25% increase ($)	28	5	1	–
0.25% decrease ($)	(22)	(5)	(1)	–

Expected rate of return on assets (%)	n/a	6.6	n/a	8.0
Impact of: 1% increase ($)	n/a	(45)	n/a	(1)
1% decrease ($)	n/a	45	n/a	1

Assumed overall health care cost trend rate (%)	n/a	n/a	7.4 (1)	7.1 (2)
Impact of: 1% increase ($)	n/a	n/a	86	12
1% decrease ($)	n/a	n/a	(70)	(9)

(1)	Trending to 4.4% in 2018 and remaining at that level thereafter.
(2)	Trending to 4.5% in 2013 and remaining at that level thereafter.

n/a – not applicable

Cash Flows
Cash payments made by the Bank during the year in connection with our employee future benefit plans are as follows:

(Canadian $ in millions)	Pension benefit plans			Other employee future benefit plans
	2008	2007	2006	2008	2007	2006

Contributions to defined benefit plans	$90	$37	$179	$–	$–	$–
Contributions to defined contribution plans	9	13	10	–	–	–
Benefits paid directly to pensioners	15	21	15	26	32	18

Total	$114	$71	$204	$26	$32	$18

Our best estimate of the amounts we expect to contribute for the year ended October 31, 2009 is $307 million to our pension benefit plans and $35 million to our other employee future benefit plans.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

Estimated Future Benefit Payments
Estimated future benefit payments in the next five years and thereafter are as follows:

	Pension	Other employee
(Canadian $ in millions)	benefit plans	future benefit plans

2009	$223	$35
2010	234	38
2011	248	41
2012	263	43
2013	275	45
2014–2018	1,586	279

Note 25: Income Taxes
We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.
          In addition, we record income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in shareholders’ equity as part of accumulated other comprehensive income (loss) on translation of net foreign operations.
          The future income tax balances included in other assets of $405 million and other liabilities of $nil as at October 31, 2008 ($235 million and $nil, respectively, in 2007) are the cumulative amount of tax applicable to temporary differences between the accounting and tax values of our assets and liabilities. Future income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in future income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate change is substantively enacted. A valuation allowance is established to reduce future income tax assets to the amount more likely than not to be realized.

Components of Future Income Tax Balances
(Canadian $ in millions)	2008	2007

Future Income Tax Assets
Allowance for credit losses	$537	$374
Employee future benefits	215	233
Deferred compensation benefits	182	176
Other Comprehensive Income	22	67
Tax loss carryforwards	159	–
Other	4	13

Total future income tax assets	$1,119	$863

Future Income Tax Liabilities
Premises and equipment	$(206)	$(168)
Pension benefits	(335)	(356)
Intangible assets	(122)	(81)
Other	(51)	(23)

Total future income tax liabilities	$(714)	$(628)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

142  |  BMO Financial Group 191st Annual Report 2008

The $159 million of future income tax assets relate to tax loss carry-forwards that will expire in 2028.
          Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign

Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2008	2007	2006

Consolidated Statement of Income
Provision for (recovery of) income taxes
– Current	$(56)	$214	$872
– Future	(15)	(25)	(155)

	(71)	189	717
Shareholders’ Equity
Income tax expense (recovery) related to:
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(53)	19	–
Gains (losses) on cash flow hedges	204	(86)	–
Hedging of unrealized (gain) loss on translation of net foreign operations	(881)	575	156
Other	(7)	(37)	–

Total	$(808)	$660	$873

subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related future income tax liability. The Canadian and foreign taxes that would be payable, at existing tax rates, if all of our foreign subsidiaries’ earnings were repatriated as at October 31, 2008, 2007 and 2006 are estimated to be $711 million, $599 million and $583 million, respectively.

Components of Total Provision for (Recovery of) Income Taxes
(Canadian $ in millions)	2008	2007	2006

Canada: Current income taxes
Federal	$(525)	$430	$494
Provincial	(217)	214	266

	(742)	644	760

Canada: Future income taxes
Federal	(16)	(70)	(110)
Provincial	(27)	(34)	(51)

	(43)	(104)	(161)

Total Canadian	(785)	540	599

Foreign: Current income taxes	(21)	133	268
Future income taxes	(2)	(13)	6

Total foreign	(23)	120	274

Total	$(808)	$660	$873

Certain 2007 comparative figures have been reclassified to conform with the current year’s presentation.

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for (recovery of) income taxes that we have recorded in our Consolidated Statement of Income:

(Canadian $ in millions, except as noted)		2008		2007		2006

Combined Canadian federal and provincial income taxes at the statutory tax rate	$648	32.7%	$838	35.0%	$1,206	34.9%
Increase (decrease) resulting from:
Tax-exempt income	(197)	(9.9)	(116)	(4.9)	(91)	(2.6)
Foreign operations subject to different tax rates	(317)	(16.0)	(428)	(17.9)	(271)	(7.8)
Change in tax rate for future income taxes	5	0.2	2	0.1	(3)	(0.1)
Intangible assets not deductible for tax purposes	9	0.4	10	0.4	10	0.2
Other (1)	(219)	(11.0)	(117)	(4.8)	(134)	(3.9)

Provision for (recovery of) income taxes and effective tax rate	$(71)	(3.6)%	$189	7.9%	$717	20.7%

(1)	Includes recovery of prior years’ income taxes in the amount of $160 million in 2008, $87 million in 2007 and $102 million in 2006.	Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 26: Earnings Per Share
Basic Earnings per Share
Our basic earnings per share is calculated by dividing our net income, after deducting total preferred share dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Basic earnings per share
(Canadian $ in millions, except as noted)	2008	2007	2006

Net income	$1,978	$2,131	$2,663
Dividends on preferred shares	(73)	(43)	(30)

Net income available to common shareholders	$1,905	$2,088	$2,633

Average number of common shares outstanding (in thousands)	502,062	499,950	501,257

Basic earnings per share (Canadian $)	$3.79	$4.18	$5.25

Diluted Earnings per Share
Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding all year or from the date of issue for instruments issued during the year.
Convertible Shares
In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares as these dividends would not have been paid if the shares had been converted at the beginning of the year. These dividends were less than $1 million for the years ended October 31, 2008, 2007 and 2006. Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year.
           Our Series 6 and 10 Class B Preferred shares, in certain circumstances, are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as we have the option to settle the conversion in cash instead of common shares.

  BMO Financial Group 191st Annual Report 2008  |   143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Employee Stock Options
In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Diluted earnings per share
(Canadian $ in millions, except as noted)	2008	2007	2006

Net income available to common shareholders	$1,905	$2,088	$2,633

Average number of common shares outstanding (in thousands)	502,062	499,950	501,257

Convertible shares	263	271	328
Stock options potentially exercisable (1)	14,150	18,492	21,629
Common shares potentially repurchased	(9,778)	(10,099)	(12,041)

Average diluted number of common shares outstanding (in thousands)	506,697	508,614	511,173

Diluted earnings per share (Canadian $)	$3.76	$4.11	$5.15

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,818,599, 317,266 and 174,485 with weighted-average exercise prices of $60.68, $67.89 and $63.14 for the years ended October 31, 2008, 2007 and 2006, respectively.

Note 27: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing, credit cards and insurance, as well as a full suite of commercial and capital markets products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service and online brokerage in Canada and private banking and investment products in Canada, the United States, United Kingdom and China.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
          Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
           Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
           Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
           Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

144  |  BMO Financial Group 191st Annual Report 2008

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Our results and average assets, grouped by operating segment and geographic region, are as follows:

	P&C	P&C			Corporate			United	Other
(Canadian $ in millions)	Canada	U.S.	PCG	BMO CM	Services (1)	Total	Canada	States	countries

2008 (2)
Net interest income	$3,236	$748	$671	$1,179	$(747)	$5,087	$3,662	$1,110	$315
Non-interest revenue	1,801	242	1,396	1,233	446	5,118	3,951	1,181	(14)

Total Revenue	5,037	990	2,067	2,412	(301)	10,205	7,613	2,291	301
Provision for credit losses	341	43	4	117	825	1,330	340	942	48
Non-interest expense	2,790	802	1,477	1,752	73	6,894	5,011	1,710	173

Income before taxes and non-controlling interest in subsidiaries	1,906	145	586	543	(1,199)	1,981	2,262	(361)	80
Income taxes	586	49	191	(149)	(748)	(71)	199	(196)	(74)
Non-controlling interest in subsidiaries	–	–	–	–	74	74	55	19	–

Net Income	$1,320	$96	$395	$692	$(525)	$1,978	$2,008	$(184)	$154

Average Assets	$125,763	$26,924	$8,237	$233,873	$2,812	$397,609	$236,495	$129,260	$31,854

Goodwill (As at)	$105	$1,070	$349	$109	$2	$1,635	$424	$1,192	$19

2007 (2)
Net interest income	$3,066	$730	$612	$974	$(539)	$4,843	$3,615	$923	$305
Non-interest revenue	1,678	178	1,440	995	215	4,506	3,843	589	74

Total Revenue	4,744	908	2,052	1,969	(324)	9,349	7,458	1,512	379
Provision for credit losses	323	35	3	77	(85)	353	257	99	(3)
Non-interest expense	2,644	693	1,446	1,574	244	6,601	4,788	1,656	157

Income before taxes and non-controlling interest in subsidiaries	1,777	180	603	318	(483)	2,395	2,413	(243)	225
Income taxes	510	64	208	(99)	(494)	189	415	(199)	(27)
Non-controlling interest in subsidiaries	–	–	–	–	75	75	55	20	–

Net Income	$1,267	$116	$395	$417	$(64)	$2,131	$1,943	$(64)	$252

Average Assets	$119,164	$23,477	$7,091	$207,084	$3,759	$360,575	$216,572	$111,150	$32,853

Goodwill (As at)	$106	$628	$313	$91	$2	$1,140	$423	$717	$–

2006 (2)
Net interest income	$2,941	$739	$570	$773	$(279)	$4,744	$3,617	$981	$146
Non-interest revenue	1,639	166	1,324	2,007	105	5,241	3,697	1,375	169

Total Revenue	4,580	905	1,894	2,780	(174)	9,985	7,314	2,356	315
Provision for credit losses	314	30	3	79	(250)	176	179	(2)	(1)
Non-interest expense	2,569	678	1,363	1,612	131	6,353	4,526	1,695	132

Income before taxes and non-controlling interest in subsidiaries	1,697	197	528	1,089	(55)	3,456	2,609	663	184
Income taxes	537	80	187	237	(324)	717	560	171	(14)
Non-controlling interest in subsidiaries	–	–	–	–	76	76	55	21	–

Net Income	$1,160	$117	$341	$852	$193	$2,663	$1,994	$471	$198

Average Assets	$114,364	$21,890	$6,545	$161,811	$4,521	$309,131	$191,929	$90,317	$26,885

Goodwill (As at)	$93	$582	$323	$98	$2	$1,098	$410	$688	$–

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior years have been restated to give effect to the current year’s organizational structure and presentation changes.

  BMO Financial Group 191st Annual Report 2008  |  145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 28: Related Party Transactions
Related parties include directors, executives and their affiliates, along with joint ventures and equity-accounted investees.
Directors, Executives and Their Affiliates
Effective September 1, 1999, new loans and mortgages were no longer available to executives at preferred rates, other than loans related to transfers we initiate. The transferee loan amounts outstanding under preferred rate mortgage loan agreements were $62 million and $68 million at October 31, 2008 and 2007, respectively. The interest earned on these loans is recorded in interest, dividend and fee income in our Consolidated Statement of Income.
          We provide certain banking services to our directors, executives and their affiliated entities. We offer these services on the same terms that we offer to our customers. Loans to directors, executives and their affiliates totalled $1 million and $10 million at October 31, 2008 and 2007, respectively.
Board of Directors Compensation
Stock Option Plan
During the year ended October 31, 2002, we introduced a stock option plan for non-officer directors, the terms of which are the same as the plan for designated officers and employees described in Note 23. Options to purchase a total of 147,000 common shares were granted under the Non-Officer Director Stock Option Plan. The granting of options under this plan was discontinued effective November 1, 2003.
          Stock option expense for this plan is calculated in the same manner as employee stock option expense. It was included in other expenses in our Consolidated Statement of Income and was less than $1 million for the years ended October 31, 2008, 2007 and 2006.
Deferred Share Units
Members of our Board of Directors are required to take 100% of their annual retainers and other fees in the form of either our common shares (purchased on the open market) or deferred share units until such time as the directors’ shareholdings are greater than six times their annual retainers as directors. After this threshold is reached, directors are required to take at least 50% of their annual retainers in this form.
          Effective October 1, 2007, members of the Harris Financial Corp. Board of Directors are required to take a specified minimum amount of their annual retainers and other fees in the form of deferred share units.
          Deferred share units allocated under these deferred share unit plans are adjusted to reflect dividends and changes in the market value of our common shares. The value of these deferred share units will be paid upon termination of service as a director.
           Liabilities related to these plans are recorded in other liabilities in our Consolidated Balance Sheet and totalled $16 million and $18 million as at October 31, 2008 and 2007, respectively. The expense for these plans was included in other expenses in our Consolidated Statement of Income and totalled $4 million, $5 million and $2 million for the years ended October 31, 2008, 2007 and 2006, respectively.
Joint Ventures and Equity-Accounted Investees
We provide banking services to our joint ventures and equity-accounted investees on the same terms that we offer to our customers for these services.
          Our common share investment in a joint venture where we own 50% totalled $307 million at October 31, 2008 ($296 million in 2007), which was eliminated upon proportionate consolidation.
          Our investment in entities where we exert significant influence totalled $995 million as at October 31, 2008 ($962 million in 2007).
Employees
A select suite of customer loan and mortgage products is now offered to employees at rates normally accorded to preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Note 29: Contingent Liabilities
(a) Legal Proceedings
In the bankruptcy of Adelphia Communications Corporation (“Adelphia”), the Official Committees of Unsecured Creditors and Equity Security Holders or their successor filed Complaints against Bank of Montreal and its indirect subsidiaries BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) and BMO Capital Markets Financing, Inc. (the “BMO Defendants”), and approximately 380 other financial institutions. The Complaints allege various federal statutory and common law claims and seek an unspecified amount of compensatory and punitive damages, along with equitable relief. The actions are pending before the United States District Court for the Southern District of New York. As a result of the confirmation of various Adelphia plans of reorganization, a special purpose entity, the Adelphia Recovery Trust (“ART”), has succeeded the committees as the plaintiff in these actions (the “ART Litigation”).
          In addition, Bank of Montreal and BMO Capital Markets Corp. are two of many financial institutions named in civil actions brought by investors in Adelphia securities. The settlement of the most significant of these actions, a consolidated class action, was approved on March 27, 2008 by a federal appeals court and bars all future actions by Adelphia investors against Bank of Montreal and BMO Capital Markets Corp. The actions brought by two groups of plaintiffs that opted out of the class action settlement remain pending.
          In the ART Litigation, the District Court recently dismissed all of the ART’s bankruptcy-related and equitable claims against all defendants, and dismissed from the ART Litigation those institutions named as defendants in only those claims. The ART is expected to appeal that decision. The ART’s remaining statutory and common law claims name 48 financial institutions as defendants, including the BMO Defendants. Those claims are the subject of pending motions to dismiss.
          As these matters remain in various intermediate procedural stages, we are unable to determine the eventual outcome of these matters, but management believes that Bank of Montreal, BMO Capital Markets Corp. and BMO Capital Markets Financing, Inc. have strong defences to these claims and will vigorously defend against all such actions.
          BMO Nesbitt Burns Inc., an indirect subsidiary of Bank of Montreal, has been named as a defendant in several individual actions and proposed class actions in Canada brought on behalf of shareholders of Bre-X Minerals Ltd. (“Bre-X”). Two of the proposed class actions in Canada have been dismissed as to BMO Nesbitt Burns Inc. A proposed U.S. class action was dismissed as against BMO Nesbitt Burns Inc. in October 2005. BMO Nesbitt Burns Inc., Bank of Montreal and BMO Capital Markets Corp. (previously Harris Nesbitt Corp.) are also defendants in an individual action in the United States.
          Other defendants named in one or more of the actions referred to above include Bre-X, officers and directors of Bre-X, a mining consulting firm retained by Bre-X, Bre-X’s financial advisor and brokerage firms which sold Bre-X common stock. These actions are largely based on allegations of negligence and negligent and/or fraudulent misrepresentation in connection with the sale of Bre-X securities.
          As these matters are all in the early stages, we are unable to determine the eventual outcome of these matters, but management believes that BMO Nesbitt Burns Inc., Bank of Montreal and BMO Capital Markets Corp. have strong defences to these claims and will vigorously defend against all such actions.

146  |  BMO Financial Group 191st Annual Report 2008

           Following our disclosures of mark-to-market losses in our commodities trading businesses on April 27, 2007 and May 17, 2007 aggregating $680 million (pre-tax) as of April 30, 2007, we have received inquiries, requests for documents or subpoenas pertaining to those trading losses from securities, commodities, banking and law enforcement authorities. On November 18, 2008, a number of proceedings were commenced by these authorities against certain parties that were involved in the commodities trading losses. We are not a party to these proceedings. We are cooperating with all of these authorities.
           Bank of Montreal and its subsidiaries are party to other legal proceedings, including regulatory investigations, in the ordinary course of their businesses. While there is inherent difficulty in predicting the outcome of these proceedings, management does not expect the outcome of any of these other proceedings, individually or in the aggregate, to have a material adverse effect on the consolidated financial position or the results of operations of Bank of Montreal.
(b) Collateral
When entering into trading activities such as reverse repurchase agreements, securities borrowing and lending activities or financing and derivative transactions, we require our counterparty to provide us with collateral that will protect us from losses in the event of the counterparty’s default. The fair value of collateral that we are permitted to sell or repledge (in the absence of default by the owner of the collateral) was $27,411 million as at October 31, 2008 ($42,832 million in 2007). The fair value of financial assets accepted as collateral that we have sold or repledged was $23,196 million as at October 31, 2008 ($34,216 million in 2007).
           Collateral transactions are conducted under terms that are usual and customary in standard trading activities. If there is no default, the securities or their equivalent must be returned to the counterparty at the end of the contract.
(c) Pledged Assets
In the normal course of our business, we pledge assets as security for various liabilities that we incur. The following tables summarize our pledged assets, to whom they are pledged and in relation to what activity:

(Canadian $ in millions)	2008	2007

Cash resources	$684	$65
Securities
Issued or guaranteed by Canada	11,248	8,758
Issued or guaranteed by a Canadian province, municipality or school corporation	4,263	3,648
Other securities	21,467	17,441
Mortgages, securities borrowed or purchased under resale agreements and other	33,053	25,475

Total assets pledged	$70,715	$55,387

Excludes restricted cash resources disclosed in Note 2.

(Canadian $ in millions)	2008	2007

Assets pledged to: (1)
Clearing systems, payment systems and depositories	$1,898	$1,371
Bank of Canada	1,411	1,768
Foreign governments and central banks	1,624	1,381
Assets pledged in relation to:
Obligations related to securities lent or sold under repurchase agreements	26,052	24,837
Securities borrowing and lending	16,960	19,435
Derivative transactions	8,588	3,959
Mortgages	5,338	–
Other	8,844	2,636

Total	$70,715	$55,387

Excludes cash pledged with central banks disclosed as restricted cash in Note 2.

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

Note 30: Fair Value of Financial Instruments
We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.
           Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.
           Interest rate changes are the main cause of changes in the fair value of our financial instruments.
Financial Instruments Whose Book Value
Approximates Fair Value
Fair value is assumed to equal book value for acceptance-related liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.
Loans
In determining the fair value of our loans, we incorporate the following assumption:
•	For fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.
The value of our loan balances determined using the above assumption is further reduced by the allowance for credit losses to determine the fair value of our loan portfolio.
Securities
The fair value of our securities, both trading and available-for-sale, by instrument type and the methods used to determine fair value are provided in Note 3.
Derivative Instruments
The methods used to determine the fair value of derivative instruments are provided in Note 10.

  BMO Financial Group 191st Annual Report 2008  |  147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deposits
In determining the fair value of our deposits, we incorporate the following assumptions:
•	For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.

•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.
Subordinated Debt, Capital Trust Securities
and Preferred Share Liability
The fair value of our subordinated debt, capital trust securities and preferred share liability is determined by referring to current market prices for similar instruments.
Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

(Canadian $ in millions)	2008			2007

			Fair value			Fair value
	Book	Fair	over (under)	Book	Fair	over (under)
	value	value	book value	value	value	book value

Assets
Cash resources	$21,105	$21,105	$–	$22,890	$22,890	$–
Securities	100,138	100,138	–	98,277	98,277	–
Loans
Residential mortgages	49,343	48,982	(361)	52,429	51,710	(719)
Consumer instalment and other personal	43,737	43,304	(433)	33,189	33,120	(69)
Credit cards	2,120	2,120	–	4,493	4,493	–
Businesses and governments	84,151	83,365	(786)	62,650	62,141	(509)
Securities borrowed or purchased under resale agreements	28,033	28,033	–	37,093	37,093	–

	207,384	205,804	(1,580)	189,854	188,557	(1,297)
Customers’ liability under acceptances	9,358	9,329	(29)	12,389	12,389	–
Allowance for credit losses	(1,747)	(1,747)	–	(1,055)	(1,055)	–

Total loans and customers’ liability under acceptances, net of allowance for credit losses	214,995	213,386	(1,609)	201,188	199,891	(1,297)
Derivative instruments	65,586	65,586	–	32,585	32,585	–
Premises and equipment	2,227	2,227	–	1,980	1,980	–
Goodwill	1,635	1,635	–	1,140	1,140	–
Intangible assets	204	204	–	124	124	–
Other assets	10,160	10,160	–	8,340	8,340	–

	$416,050	$414,441	$(1,609)	$366,524	$365,227	$(1,297)

Liabilities
Deposits	$257,670	$257,562	$(108)	$232,050	$232,202	$152
Derivative instruments	60,048	60,048	–	33,584	33,584	–
Acceptances	9,358	9,358	–	12,389	12,389	–
Securities sold but not yet purchased	18,792	18,792	–	25,039	25,039	–
Securities lent or sold under repurchase agreements	32,492	32,492	–	31,263	31,263	–
Other liabilities	14,071	13,938	(133)	12,055	12,023	(32)
Subordinated debt	4,315	4,128	(187)	3,446	3,491	45
Capital trust securities	1,150	1,162	12	1,150	1,198	48
Preferred share liability	250	250	–	250	250	–
Shareholders’ equity	17,904	17,904	–	15,298	15,298	–

	$416,050	$415,634	$(416)	$366,524	$366,737	$213

Total fair value adjustment			$(1,193)			$(1,510)

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Note 31:	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by OSFI.
          We have included the significant differences that would result if United States GAAP were applied in the preparation of our Consolidated Statement of Income, Consolidated Statement of
Comprehensive Income, Consolidated Balance Sheet and Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

148  |  BMO Financial Group 191st Annual Report 2008

Condensed Consolidated Statement of Income
For the Year Ended October 31 (Canadian $ in millions, except per share amounts)				2008	2007	2006

Net income, as reported under Canadian GAAP				$1,978	$2,131	$2,663

Adjustments to arrive at United States GAAP:
Net Interest Income – Liabilities and equity (i)				91	99	99
Non-Interest Revenue – Merchant banking (j)				(2)	7	(21)
– Fair value option (a)				–	(8)	–
– Derivatives (c)				–	–	(32)
– Reclassification from trading securities to available-for-sale securities (n)				(183)	–	–
Non-Interest Expense – Stock-based compensation (d)				(5)	(17)	(31)
– Software development costs (e)				(1)	(42)	(42)
– Pension and related benefits (b)				6	–	4
– Goodwill and other assets (f)				5	5	5
Income taxes and net change in income taxes (g) (including adjustments due to items listed above)				58	19	40
Non-controlling interest in subsidiaries (i)				(79)	(79)	(79)

Net income based on United States GAAP				$1,868	$2,115	$2,606

Earnings per share: basic – Canadian GAAP net income				$3.79	$4.18	$5.25
– United States GAAP net income				3.57	4.14	5.14

Earnings per share: diluted – Canadian GAAP net income				$3.76	$4.11	$5.15
– United States GAAP net income				3.54	4.08	5.04

Consolidated Statement of Comprehensive Income
For the Year Ended October 31 (Canadian $ in millions)				2008	2007	2006

Total Comprehensive Income, as reported under Canadian GAAP				$3,260	$1,435	$2,486

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Condensed Consolidated Statement of Income				(110)	(16)	(57)
Unrealized holding gains on available-for-sale securities, net of hedging activities (k) (1)				–	–	151
Realized gains on available-for-sale securities recognized in net income (k) (2)				–	–	(94)
Unrealized losses on derivatives designated as cash flow hedges (c) (3)				–	–	(71)
Net losses on derivatives designated as cash flow hedges recognized in net income (c) (4)				–	–	(5)
Unrealized gain (loss) on translation of net foreign operations, net of hedging activities (f)				(12)	9	5
Unrealized gain on reclassification from trading securities to available-for-sale securities (n) (5)				123	–	–
Pension and other employee future benefits (b) (6)				(254)	(486)	6

Total Comprehensive Income based on United States GAAP				$3,007	$942	$2,421

(1)  Net of income taxes of $82 million in 2006.
(2)  Net of income taxes of $51 million in 2006.
(3)  Net of income taxes of $38 million in 2006.
(4)  Net of income taxes of $3 million in 2006.
(5)  Net of income taxes of $60 million in 2008.
(6)  Net of income taxes of $102 million in 2008, $279 million in 2007 and $3 million in 2006.

Condensed Consolidated Balance Sheet
As at October 31 (Canadian $ in millions)	2008			2007

	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease)	GAAP	GAAP	(Decrease)	GAAP

Assets
Cash Resources (m)	$21,105	$(2,321)	$18,784	$22,890	$(1,994)	$20,896
Securities – Trading (l,n)	66,032	(1,856)	64,176	70,773	(505)	70,268
– Available-for-sale (h,l,n)	32,115	931	33,046	26,010	2,225	28,235
– Other (j,l)	1,991	(99)	1,892	1,494	(97)	1,397
Loans and customers’ liability under acceptances, net of the allowance for credit losses (m)	214,995	2,321	217,316	201,188	1,994	203,182
Derivative instruments (c)	65,586	–	65,586	32,585	–	32,585
Premises and equipment (e,f)	2,227	(5)	2,222	1,980	(3)	1,977
Goodwill (f)	1,635	(42)	1,593	1,140	(33)	1,107
Intangible assets (f)	204	(5)	199	124	(8)	116
Other assets (b,d,l)	10,160	7,506	17,666	8,340	7,629	15,969

Total Assets	$416,050	$6,430	$422,480	$366,524	$9,208	$375,732

Liabilities and Shareholders’ Equity
Deposits (a)	$257,670	$–	$257,670	$232,050	$8	$232,058
Derivative instruments (c)	60,048	–	60,048	33,584	–	33,584
Acceptances	9,358	–	9,358	12,389	–	12,389
Securities sold but not yet purchased	18,792	–	18,792	25,039	–	25,039
Securities lent or sold under repurchase agreements	32,492	–	32,492	31,263	–	31,263
Other liabilities (b,h,i,l,n)	14,071	8,448	22,519	12,055	10,963	23,018
Subordinated debt	4,315	–	4,315	3,446	–	3,446
Capital trust securities (i)	1,150	(1,150)	–	1,150	(1,150)	–
Preferred share liability (i)	250	(250)	–	250	(250)	–
Shareholders’ equity (b,d,e,f,g,i,j,n)	17,904	(618)	17,286	15,298	(363)	14,935

Total Liabilities and Shareholders’ Equity	$416,050	$6,430	$422,480	$366,524	$9,208	$375,732

BMO Financial Group 191st Annual Report 2008  |  149

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Accumulated Other Comprehensive Loss
For the Year Ended October 31 (Canadian $ in millions)	2008	2007

Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	$(251)	$(1,533)

Adjustments to arrive at United States GAAP:
Unrealized gain on translation of net foreign operations, net of hedging activities (f)	29	41
Unrealized gain on reclassification from trading securities to available-for-sale securities (n)	123	–
Pension and other employee future benefits (b)	(772)	(518)

Total Accumulated Other Comprehensive Loss based on United States GAAP	$(871)	$(2,010)

(a) Fair Value Option
Effective November 1, 2006, we adopted a new Canadian accounting standard which allows us to elect to measure financial instruments that would not otherwise be accounted for at fair value as trading instruments, with changes in fair value recorded in income provided they meet certain criteria. Financial instruments must have been designated on November 1, 2006, when the standard was adopted, or when new financial instruments were acquired, and the designation is irrevocable.
          Effective November 1, 2007, we adopted the new United States accounting standard which allows us to elect to report selected financial assets and liabilities at fair value. The new standard eliminated a difference between Canadian and United States GAAP.
(b) Pension and Other Employee Future Benefits
Effective October 31, 2007, United States GAAP requires us to recognize the excess of the fair value of our plan assets compared to the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The offsetting adjustment is recorded in Accumulated Other Comprehensive Income. This new guidance replaces the United States GAAP requirement to recognize an additional minimum pension liability in cases where the obligation, calculated without taking salary increases into account, exceeds the fair value of plan assets at year end. There is no change in the calculation of the pension and other employee future benefits expense. Under Canadian GAAP, there is no similar requirement.
          Under both Canadian and United States GAAP, both pension and other employee future benefits are recorded in our Consolidated Statement of Income in the period services are provided by our employees. The corresponding obligations are valued using current market rates. Under Canadian GAAP, prior to November 1, 2000, pension benefits were recorded in our Consolidated Statement of Income in the period services were provided by our employees, with the corresponding obligation valued using management’s best estimate of the long-term rate of return on plan assets, while other employee future benefits were expensed as incurred. Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the difference between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.
(c) Derivatives
Under both Canadian and United States GAAP, hedging derivatives are recorded at fair value in our Consolidated Balance Sheet. Changes in the fair value of hedging derivatives are either offset in our Consolidated Statement of Income against the change in the fair value of the hedged asset, liability or firm commitment, or are recorded in Accumulated Other Comprehensive Income until the hedged item is recorded in our Consolidated Statement of Income. If the change in the fair value of the derivative is not completely offset by the change in the fair value of the item it is hedging, the difference is recorded immediately in our Consolidated Statement of Income.
          Prior to November 1, 2006, hedging derivatives were accounted for on an accrual basis, with gains or losses deferred and recorded in income on the same basis as the underlying hedged item under Canadian GAAP. Canadian GAAP changed on November 1, 2006 to eliminate this difference.
(d) Stock-based Compensation
Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire was expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which conformed with the United States accounting standard. Due to the differences in the methods of adoption, there will continue to be an adjustment to our Consolidated Statement of Income until the stock-based compensation granted prior to November 1, 2005 has been fully amortized.
(e) Software Development Costs
Under United States GAAP, costs of internally developed software are required to be capitalized and amortized over the expected useful life of the software. Under Canadian GAAP, prior to November 1, 2003, only costs paid to third parties related to internally developed software were capitalized and amortized over the expected useful life of the software. Effective November 1, 2003, we adopted a new Canadian accounting standard that eliminated this difference for software development costs incurred after October 31, 2003. There will continue to be an adjustment to our Consolidated Statement of Income until software development costs capitalized prior to fiscal 2004 are fully amortized.
(f) Goodwill and Other Assets
Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of intangible assets under Canadian GAAP.
(g) Income Taxes
In addition to the tax impact of differences outlined above, under United States GAAP, tax rate changes do not impact the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.
(h) Non-Cash Collateral
Under United States GAAP, non-cash collateral received in security lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $931 million and $2,225 million for the years ended October 31, 2008 and 2007, respectively.

150  |   BMO Financial Group 191st Annual Report 2008

(i) Liabilities and Equity
Under United States GAAP, certain of our preferred shares and capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as equity and non-controlling interest, with payments recognized as dividends and minority interest, respectively. Under Canadian GAAP, preferred shares and capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense.
(j) Merchant Banking Investments
Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.
(k) Available-for-Sale Securities
Under both Canadian and United States GAAP, we have designated as available-for-sale all of our securities other than trading securities, loan substitute securities and investments in corporate equity where we exert significant influence but not control. Available-for-sale securities are carried at fair value, with any unrealized gains or losses recorded in other comprehensive income unless impaired. Other than temporary impairment and realized gains and losses are recorded in income. Prior to November 1, 2006, under Canadian GAAP, investment securities were carried at cost or amortized cost. Canadian GAAP changed on November 1, 2006 to eliminate this difference.
(l) Accounting for Securities Transactions
Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.
(m) Bankers’ Acceptances
Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as cash resources (deposits with banks) in our Consolidated Balance Sheet.
(n) Reclassification from Trading Securities to Available-for-Sale Securities
During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer securities from trading to available-for-sale for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 for us and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008. This difference will reverse as these securities are sold.
Changes in Accounting Policy
Accounting for Uncertainty in Income Taxes
Effective November 1, 2007, we adopted the new guidance issued by the Financial Accounting Standards Board (“FASB”) on the accounting for uncertainty in income taxes recognized in an entity’s financial statements. This interpretation clarifies that an entity’s tax benefits recognized in tax returns must be more likely than not of being sustained on audit prior to recording the related tax benefit in the financial statements. The new standard did not have any impact on our consolidated financial statements as our current policy on accounting for income tax was consistent with this guidance.
Fair Value Measurement
Effective November 1, 2007, we adopted the new FASB accounting standard which clarifies the definition of fair value applicable under all United States accounting standards, with some limited exceptions. The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting. The framework provides a hierarchy for reliably determining fair value based on the definition in the standard. The new standard did not have any impact on our consolidated financial statements as our current policy on fair value measurement was consistent with this guidance.
Future Changes in Accounting Policy
Offsetting of Amounts Related to Certain Contracts
The FASB has issued guidance which discusses the appropriateness of offsetting certain amounts in multiple contracts with a single counter-party. This standard is effective November 1, 2008. Our current policy on offsetting is consistent with this guidance.
Convertible Debt Instruments
The FASB has issued guidance on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. Instruments classified as debt are within the scope of this new standard, which requires the liability and equity components to be accounted for separately. This accounting treatment differs from current accounting requirements, which generally treat convertible debt securities that may be cash-settled solely as debt. This standard is effective November 1, 2008. This standard will not impact the Bank as all of our convertible preferred shares and capital trust securities are classified as equity under United States GAAP.
Non-controlling Interests in Consolidated Financial Statements
The FASB has issued a new standard which clarifies that a non-controlling interest in a subsidiary should be reported as equity in the consolidated financial statements. In addition, the amount of consolidated net income attributed to the parent and to the non-controlling interest should be clearly presented on the consolidated statement of income. Currently, we report non-controlling interests in Other Liabilities on our Consolidated Balance Sheet. This standard is effective November 1, 2009. The CICA is expected to release a new standard that will eliminate the presentation difference between Canadian and United States GAAP. This standard is expected to be effective for the Bank on November 1, 2011 with earlier adoption permitted.
Business Combinations
The FASB has issued a new standard on business combinations. The new standard retains the purchase method of accounting for all business combinations. The new standard requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their fair values as of the acquisition date. Under Canadian GAAP, the assets acquired and liabilities assumed are adjusted only for the acquirer’s share of the fair value. Non-controlling interests are recorded at their share of the carrying values recorded in the accounting records of the acquiree. This standard is effective for business combinations with an acquisition date on or after November 1, 2009. The CICA is expected to release a new standard that will eliminate any differences between Canadian and United States GAAP. This standard is expected to be effective for the Bank on November 1, 2011, with earlier adoption permitted.

BMO Financial Group 191st Annual Report 2008  |  151

Principal Subsidiaries

Book value of
Entities in which the Bank owns more than 50% of the issued		shares owned by the Bank
and outstanding voting shares as at October 31, 2008	Head office	(Canadian $ in millions)

4197569 Canada Inc.	Toronto, Canada	2
Bank of Montreal Assessoria e Serviços Ltda.	Rio de Janeiro, Brazil	–
Bank of Montreal Capital Markets (Holdings) Limited	London, England	93
BMO Capital Markets Limited	London, England
Pyrford International Limited	London, England
Bank of Montreal Finance Ltd.	Toronto, Canada	42
Bank of Montreal Global Capital Solutions Ltd.	Calgary, Canada	12
Bank of Montreal Holding Inc.	Calgary, Canada	17,925
Bank of Montreal Holding Enterprise Inc.	Calgary, Canada
Bank of Montreal Holding Investments Inc.	Calgary, Canada
Bank of Montreal Securities Canada Limited	Toronto, Canada
BMO Nesbitt Burns Corporation Limited	Montreal, Canada
BMO Nesbitt Burns Inc. and subsidiaries	Toronto, Canada
BMO Holding Finance, LLC	Wilmington, United States
BMO Investments Inc. and subsidiaries	Toronto, Canada
BMO Investments Limited	Hamilton, Bermuda
Bank of Montreal (Barbados) Limited	St. Michael, Barbados
Bank of Montreal Insurance (Barbados) Limited	St. Michael, Barbados
BMO InvestorLine Inc.	Toronto, Canada
BMO Nesbitt Burns Trading Corp. S.A.	Münsbach, Luxembourg
BMO Service Inc.	Calgary, Canada
Bank of Montreal Ireland plc	Dublin, Ireland	1,632
Bank of Montreal Mortgage Corporation	Calgary, Canada	1,878
BMO Mortgage Corp.	Vancouver, Canada
BMRI Realty Investments	Toronto, Canada
Bay Street Number Twenty-Nine Ltd.	Wilmington, United States	–
BMO Capital Corporation	Toronto, Canada	81
BMO Funding, L.P.	Chicago, United States	199
BMO (NS) Investment Company and subsidiary	Halifax, Canada
BMO GP Inc.	Toronto, Canada	–
BMO Ireland Finance Company	Dublin, Ireland	606
BMO Life Insurance Company	Toronto, Canada	87
BMO Nevada LP	Chicago, United States	220
BMO (NS) Capital Funding Company and subsidiary	Halifax, Canada
BMO Private Equity (Canada) Inc.	Toronto, Canada	111
BMO Equity Partners Fund Inc. and subsidiaries	Toronto, Canada
BMO Equity Partners Management Inc.	Toronto, Canada
BMO Nesbitt Burns Employee Co-Investment Fund I Management (Canada) Inc. and subsidiaries	Toronto, Canada
BMO Trust Company	Toronto, Canada	685
Guardian Group of Funds Ltd. and subsidiaries	Toronto, Canada
BMO (US) Lending, LLC	Chicago, United States	216
Harris Financial Corp.	Wilmington, United States	6,587
BMO Capital Markets Corp.	Wilmington, United States
BMO Capital Markets Equity Group (U.S.), Inc. and subsidiaries	Wilmington, United States
BMO Capital Markets Financing, Inc.	Dover, United States
BMO Capital Markets GKST Inc.	Chicago, United States
BMO Financial, Inc.	Wilmington, United States
BMO Financial Products Corp.	Chicago, United States
BMO Global Capital Solutions, Inc.	Chicago, United States
Harris Bancorp Insurance Services, Inc.	Chicago, United States
Harris Bankcorp, Inc.	Chicago, United States
Community Financial Services, LLC	Milwaukee, United States
Harris Central N.A.	Roselle, United States
Harris Investment Management, Inc. and subsidiary	Chicago, United States
Harris Investor Services, Inc.	Chicago, United States
Harris Life Insurance Company	Scottsdale, United States
Harris National Association and subsidiaries	Chicago, United States
Harris Trade Services Limited	Hong Kong, China
The Harris Bank N.A.	Scottsdale, United States
Harris RIA Holdings, Inc. and subsidiaries	Wilmington, United States

The above is a list of all our directly held subsidiaries, as well as their directly held subsidiaries, and thereby includes all of our major operating subsidiaries. The book values of the subsidiaries shown represent the total common and preferred equity value of our holdings or our partnership interest where appropriate.
We own 100% of the voting shares of the above subsidiaries except for Bank of Montreal Finance Ltd., of which we own 50.01%.
We own 100% of the outstanding non-voting shares of subsidiaries except for Bank of Montreal Securities Canada Limited, of which we own 98.9% of the outstanding non-voting shares.

152  |  BMO Financial Group 191st Annual Report 2008

Performance Committee*
In 2007, as part of a more rigorous focus on performance management, we established a new committee comprised of the heads of all lines of business and functional groups. This committee meets quarterly to discuss performance against established targets, and courses of action to improve performance.
William A. Downe
President and
Chief Executive Officer
BMO Financial Group
BMO Financial Group
L. Jacques Ménard
Chairman, BMO Nesbitt Burns and
President, BMO Financial Group
Quebec

Personal and Commercial
Banking Canada
Frank J. Techar
President and
Chief Executive Officer
Personal and Commercial
Banking Canada
Susan M. Brown
Senior Vice-President
Ontario Regional Division
Alex P. Dousmanis-Curtis
Senior Vice-President
Greater Toronto Division
Sandra L. Hanington
Executive Vice-President
Customer Strategies
and Marketing
Gordon J. Henderson
Senior Vice-President
Insurance
François M.P. Hudon
Senior Vice-President
Quebec Division
Maurice A.D. Hudon
Senior Executive Vice-President
Personal and Commercial
Banking Canada
James B. Kelsey
Senior Vice-President
Corporate Finance Division
Michael J. Kitchen
Senior Vice-President
Card and Retail Payment Services
Ted R. McCarron
Senior Vice-President
Prairies Division
Steve C. Murphy
Senior Vice-President
Atlantic Provinces Division
Robert J. Serraglio
Senior Vice-President
British Columbia Division
Personal and Commercial
Banking U.S.
Ellen M. Costello
President and
Chief Executive Officer
Harris Financial Corp.
Peter B. McNitt
Vice-Chair
Harris Bankcorp, Inc. and
Head of Business Banking
Private Client Group
Gilles G. Ouellette
President and
Chief Executive Officer
Private Client Group
Harold Hillier
Senior Vice-President and
Head of BMO Asset Management
Terry A. Jenkins
Senior Vice-President and
President and Chief Executive
Officer, Harris Private Bank, U.S.
Ed N. Legzdins
Senior Vice-President and
Head of Retail Investments
Dean Manjuris
Head of Full Service Brokerage
Line of Business, President and
Director, Private Client Division
Graham T. Parsons
Executive Vice-President
Global Private Banking and
End-to-End Strategic Initiatives
Connie A. Stefankiewicz
Vice-President and President
BMO InvestorLine Inc.
BMO Capital Markets**
Thomas V. Milroy
Chief Executive Officer
BMO Capital Markets
William Butt
Executive Managing Director
and Head of Investment and
Corporate Banking
David R. Casper
Executive Managing Director
and Co-Head of Investment and
Corporate Banking, U.S.
Patrick Cronin
Executive Managing Director
and Head of Financial Products
and Debt Products
Andre L. Hidi
Executive Managing Director
and Head of Mergers
and Acquisitions
Marnie J. Kinsley
Executive Managing Director
and Head of Global Treasury
Management
Michael J. Miller
Executive Managing Director
and Head of Equity Products
and Research
Peter A. Myers
Executive Managing Director,
Head of Investment and
Corporate Banking Coverage,
Canada and Head of Equity Capital Markets
Dominic A. Petito
Executive Managing Director,
Co-Head of Investment and
Corporate Banking, U.S. and
Head of BMO Capital Markets,
New York
Charles N. Piermarini
Executive Managing Director and Head of Debt Products
Surjit S. Rajpal
Executive Managing Director and Head of Loan Products
Luke Seabrook
Executive Managing Director
and Head of Financial Products
Jamie K. Thorsen
Executive Managing Director
and Head of Foreign Exchange and Capital Markets, China
Eric C. Tripp
President
BMO Capital Markets
Finance***
Russel C. Robertson
Interim Chief Financial Officer
Pierre O. Greffe
Executive Vice-President
Finance
Viki A. Lazaris
Senior Vice-President
Investor Relations
Enterprise Risk and
Portfolio Management
Thomas E. Flynn
Executive Vice-President
and Chief Risk Officer
Neil R. Macmillan
Executive Vice-President
and Senior Risk Officer
BMO Capital Markets
Nico Meijer
Executive Vice-President
and Chief Risk Officer
BMO Capital Markets
Wendy L. Millar
Executive Vice-President
and Chief Risk Officer
Personal and Commercial
Human Resources and
Corporate Communications
Rose M. Patten
Senior Executive Vice-President
Head of Human Resources
and Senior Leadership Advisor
Andrew P.M. Plews
Senior Vice-President
Corporate Communications
Valerie C. Sorbie
Senior Vice-President
Change Management
April L. Taggart
Senior Vice-President
Talent Management
and Diversity
Gabriella R.J. Zillmer
Senior Vice-President
Performance Alignment
and Compensation
Corporate Marketing
Susan M. Payne
Senior Vice-President
and Chief Marketing Officer
BMO Financial Group
Technology and Operations
Barry K. Gilmour
Group Head
Technology and Operations
Karen L. Metrakos
Executive Vice-President
Operations
David J. Revell
Senior Vice-President
Corporate Technology
Development
Legal, Corporate
and Compliance
Simon Fish
Executive Vice-President
and General Counsel

*	As of October 31, 2008.

**	Yvan Bourdeau, Vice-Chair, BMO Capital Markets, retired as of October 31, 2008.

***	Karen Maidment, Chief Financial and Administrative Officer, is currently on leave.
BMO Financial Group 191st Annual Report 2008  |  153

GLOSSARY
Glossary of Financial Terms

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or general and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper is a short-term investment with a maturity that is typically less than 180 days. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple is defined as assets plus guarantees and letters of credit, net of specified deductions (or adjusted assets), divided by total capital.

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point: One one-hundredth of a percentage point.

Derivatives are contracts whose value is “derived” from movements in interest or foreign exchange rates, or equity or commodity prices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.
Earnings Per Share (EPS) is calculated by dividing net income, after deduction of preferred dividends, by the average number of common shares outstanding. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future.

Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

General Allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis.

We maintain a general allowance in order to cover any impairment in the existing portfolio that cannot yet be associated with specific loans. Our approach to establishing and maintaining the general allowance is based on the guideline issued by our regulator, OSFI. The general allowance is reviewed on a quarterly basis and a number of factors are considered when determining its appropriate level. We employ a general allowance model that applies historical expected and unexpected loss rates, based on probabilities of default and loss given default factors, to current balances.

Hedging is a risk management technique used to neutralize or manage interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.	Innovative Tier 1 Capital: OSFI allows banks to issue instruments that qualify as “Innovative” Tier 1 capital. In order to qualify, these instruments have to be issued indirectly through a special purpose vehicle, be permanent in nature and receive acceptable accounting treatment. Innovative Tier 1 capital cannot comprise more than 20% of net Tier 1 capital, at time of issue, with 15% qualifying as Tier 1 capital and the remaining 5% included in total capital.

Mark-to-Market represents the valuation of securities and derivatives at market rates as of the balance sheet date, where required by accounting rules.

Net Economic Profit (NEP) represents cash net income available to common shareholders, less a charge for capital. NEP is an effective measure of economic value added. NEP is a non-GAAP measure.

Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net Interest Margin is the ratio of net interest income to earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Operating Leverage is the difference between revenue and expense growth rates. Cash operating leverage is the difference between revenue and cash-based expense growth rates.

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Productivity Ratio (or Expense-to-Revenue Ratio) is our key measure of productivity. It is calculated as non-interest expense divided by total revenues, expressed as a percentage. The cash productivity ratio is calculated in the same manner, after removing the amortization of intangible assets from non-interest expenses.

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in loans and acceptances and other credit instruments, given the composition of the portfolios, the probability of default, the economic environment and the allowance for credit losses already established.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk loans, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

154 | BMO Financial Group 191st Annual Report 2008

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

• Commodity swaps – counterparties generally exchange fixed and floating rate payments based on a notional value of a single commodity.

• Credit default swaps – one counter-party pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

• Cross-currency interest rate swaps –fixed and floating rate interest payments and principal amounts are exchanged in different currencies.

• Cross-currency swaps – fixed rate interest payments and principal amounts are exchanged in different currencies.

• Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

• Interest rate swaps – counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency.

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate, to facilitate comparisons.

Tier 1 Capital represents more permanent forms of capital, and primarily consists of common shareholders’ equity, preferred shares and innovative hybrid instruments, less a deduction for goodwill and excess intangible assets and certain other deductions required under Basel II.

Tier 1 Capital Ratio is defined as Tier 1 capital divided by risk-weighted assets.
Total Capital includes Tier 1 and Tier 2 capital, net of certain deductions. Tier 2 capital is primarily comprised of subordinated debentures and the eligible portion of the general allowance for credit losses. Deductions from Tier 2 capital are primarily comprised of our investments in non-consolidated subsidiaries and other substantial investments.

Total Capital Ratio is defined as total capital divided by risk-weighted assets.

Total Shareholder Return (TSR): The five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a five-year period. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading-Related Revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading revenues include income (expense) and gains (losses) from both on-balance sheet instruments and off-balance sheet interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Variable Interest Entities (VIEs) include entities with equity that is considered insufficient to finance the entity’s activities or in which the equity holders do not have a controlling financial interest. We are required to consolidate VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.
RISK-RELATED DEFINITIONS

Business Risk Due to Earnings Volatility arises from the specific business activities of a company and the effects these could have on the earnings of the company. Business risk due to earnings volatility measures the risk that volumes will decrease or margins will shrink with no opportunity being available to offset the revenue declines with a reduction in costs.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Earnings Volatility (EV) is a measure of the adverse impact of potential changes in market parameters on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period.

Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be adjusted for risks. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. (For further discussion of these risks, refer to the Enterprise-Wide Risk Management section on page 73.) Economic capital is a key element of our risk-based capital management process.

Environmental Risk is the risk of loss or damage to BMO’s reputation resulting from environmental concerns related to BMO or its customers. Environmental risk is often associated with credit and operational risk.

Issuer Risk arises in BMO’s trading and underwriting portfolios, and measures the adverse impact of credit spread, credit migration and default risks on the market value of fixed income instruments and similar securities. Issuer risk is measured at a 99% confidence level over a specified holding period.

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Market Risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default.

Market Value Exposure (MVE) is a measure of the adverse impact of changes in market parameters on the market value of a portfolio of assets, liabilities and off-balance sheet positions, measured at a 99% confidence level over a specified holding period. The holding period considers current market conditions and the composition of the portfolios to determine how long it would take to neutralize the market risk without adversely affecting market prices. For trading and underwriting activities, MVE is comprised of Value at Risk and Issuer Risk.

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

Reputation Risk is the risk of negative impacts resulting from the deterioration of BMO’s reputation with key stakeholders. These impacts include revenue loss, reductions in our customer or client base and declines in BMO’s share price.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, equity and commodity prices and their implied volatilities. This measure calculates the maximum likely loss from portfolios, measured at a 99% confidence level over a specified holding period.

BMO Financial Group 191st Annual Report 2008 | 155

Shareholder Information

  COMMON SHARE TRADING INFORMATION DURING FISCAL 2008

		Year-end price						Total volume of
Primary stock exchanges	Ticker	October 31, 2008		High		Low		shares traded

Toronto	BMO		$43.02		$63.44		$35.65	663.3 million
New York	BMO	US$	35.77	US$	67.51	US$	30.60	62.5 million

  DIVIDENDS PER SHARE DECLARED DURING FISCAL YEAR

		Shares outstanding
Issue/Class	Ticker	at October 31, 2008	2008		2007		2006		2005		2004

Common	BMO	506,044,982		$2.80		$2.71		$2.26		$1.85		$1.59

Preferred Class B
Series 3 (a)	BMO F	–		–		–		–		–		$1.18
Series 4 (b)	BMO G	–		–		$0.91		$1.20		$1.20		$1.20
Series 5	BMO H	8,000,000		$1.33		$1.33		$1.33		$1.33		$1.33
Series 6 (c)	BMO I	10,000,000		$1.19		$1.19		$1.19		$1.19		$1.19
Series 10	BMO V	12,000,000	US$	1.49	US$	1.49	US$	1.49	US$	1.49	US$	1.49
Series 13 (d)	BMO J	14,000,000		$1.13		$0.96		–		–		–
Series 14 (e)	BMO K	10,000,000		$1.48		–		–		–		–
Series 15 (f)	BMO L	10,000,000		$0.94
Series 16 (g)	BMO M	12,000,000		$0.55

(a)	The Class B Preferred Shares Series 3 were issued in March 1997 and were redeemed in September 2004.

(b)	The Class B Preferred Shares Series 4 were issued in February 1998 and were redeemed in August 2007.

(c)	The Class B Preferred Shares Series 6 were issued in May 1998 and were redeemed in November 2008.

(d)	The Class B Preferred Shares Series 13 were issued in January 2007.

(e)	The Class B Preferred Shares Series 14 were issued in September 2007.

(f)	The Class B Preferred Shares Series 15 were issued in March 2008.

(g)	The Class B Preferred Shares Series 16 were issued in June 2008.
  2009 DIVIDEND DATES (Subject to approval by the Board of Directors)

Common and preferred shares record dates	Preferred shares payment dates	Common shares payment dates

February 6	February 25	February 26
May 1	May 25	May 28
August 7	August 27	August 27
November 6	November 25	November 26

The Bank Act prohibits a bank from paying or declaring a dividend if it is or would thereby be in contravention of capital adequacy regulations. Currently, this limitation does not restrict the payment of dividends on Bank of Montreal’s common or preferred shares.
Shareholder Administration
Computershare Trust Company of Canada, with transfer facilities in Halifax, Montreal, Toronto, Winnipeg, Calgary and Vancouver, serves as Transfer Agent and Registrar for common and preferred shares. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as Transfer Agents and Registrars for common shares in London, England and Golden, Colorado, respectively.
     For dividend information, change in share registration or address, lost certificates, estate transfers, or to advise of duplicate mailings, please call Bank of Montreal’s Transfer Agent and Registrar at 1-800-340-5021 (Canada and the United States), or at (514) 982-7800 (international), or write to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, e-mail service@computershare.com, or fax 1-888-453-0330 (Canada and the United States) or (416) 263-9394 (international).
     For all other shareholder inquiries, please write to Shareholder Services in the
Corporate Secretary’s Department, 19th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1, e-mail corp.secretary@bmo.com, call (416) 867-6785, or fax (416) 867-6793.
Market for Securities of Bank of Montreal
The common shares of Bank of Montreal are listed on the Toronto and New York stock exchanges. The preferred shares of Bank of Montreal are listed on the Toronto Stock Exchange.
Shareholder Dividend Reinvestment and Share Purchase Plan
The Shareholder Dividend Reinvestment and Share Purchase Plan provides a means for holders of record of common shares to reinvest cash dividends in common shares of Bank of Montreal without the payment of any commissions or service charges.
     Shareholders of Bank of Montreal may also purchase additional common shares of Bank of Montreal in amounts up to $40,000 per fiscal year. Full details of the plan are available from Computershare Trust Company of Canada or Shareholder Services.

Direct Dividend Deposit
Shareholders may choose to have dividends deposited directly to an account in any financial institution in Canada or the United States that provides electronic funds transfer facilities.
General Information
For general inquiries about company news and initiatives, or to obtain additional copies of the annual report, please contact the Corporate Communications Department, 302 Bay Street, 10th Floor, Toronto, Ontario, M5X 1A1, or visit our web site.
Annual Meeting
The Annual Meeting of Shareholders will be held on Tuesday, March 3, 2009, at 9:30 a.m. (Newfoundland Standard Time) in St. John’s, Newfoundland and Labrador.
Institutional Investors
and Research Analysts
Institutional investors or research analysts who would like to obtain financial information should write to the Senior Vice-President, Investor Relations, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1, e-mail investor.relations@bmo.com, call (416) 867-6656, or fax (416) 867-3367. Alternatively, please visit our web site.
Corporate Information
This 2008 annual report is available for viewing or printing on our web site at:
For a printed copy, please contact:
   Corporate Communications Department
   BMO Financial Group
   302 Bay Street, 10th Floor
   Toronto, Ontario, M5X 1A1
(On peut obtenir sur demande un
exemplaire en français.)
Online Information
BMO Financial Group is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit our web site and find out more about our organization, our governance practices and our continuous disclosure materials, including Quarterly Financial Releases, our Annual Information Form and our Notice of Annual Meeting of Shareholders and Proxy Circular.
Filings are accessible on the Canadian Securities Administrators’ web site and on the EDGAR section of the U.S. Securities and Exchange Commission’s web site.

156 | BMO Financial Group 191st Annual Report 2008

Where to Find More Information

   bmo.com

Our web site at www.bmo.com provides a wealth of information about BMO Financial Group, including:
• Product and service offerings • Corporate information	• Investor relations • Governance practices	• Corporate responsibility • News and initiatives

   CORPORATE GOVERNANCE
Our web site at www.bmo.com contains information on our corporate governance practices, including our code of conduct, FirstPrinciples, our Director Independence Standards and the Board and Committee Charters.
Proxy Circular
Our proxy circular contains information on each of the directors, Board Committee reports and a complete discussion of our corporate governance practices. It is published in January 2009 and is available online.
New York Stock Exchange Governance Requirements
A summary of the significant ways in which our corporate governance practices differ from the corporate governance practices required to be followed by U.S. domestic companies under New York Stock Exchange Listing Standards is also posted on our web site.

   CORPORATE RESPONSIBILITY
The BMO Corporate Responsibility Report, which includes our Public Accountability Statement, documents our corporate citizenship activities throughout the year. The 2008 report will be released in February 2009. You can find more information about our corporate responsibility activities online.
BMO reports on the economic, social and environmental components of our corporate responsibility performance and activities according to guidelines set out by the Global Reporting Initiative. To learn more about the Global Reporting Initiative and its 2008 Sustainability Reporting Guidelines, visit:

   ANNUAL MEETING
Shareholders are invited to attend our annual meeting on Tuesday, March 3, 2009, in St. John’s, Newfoundland and Labrador, or view a webcast of the event. Details of the webcast are available on our web site.

   ONLINE FILING INFORMATION
BMO’s filings in Canada are accessible on the Canadian Securities Administrators’ web site.
BMO’s filings in the United States are accessible on the EDGAR section of the Securities and Exchange Commission web site.

   GENERAL INFORMATION
For general inquiries about company news and initiatives, or to obtain additional copies of the annual report, please contact:
Corporate Communications Department
302 Bay Street, 10th Floor, Toronto, Ontario, M5X 1A1.
Or visit our web site.

Strategic design: Ove Design & Communications Ltd. www.ovedesign.com   Type: Moveable Inc.   Original photography: Matthew Plexman

Visit our Online Annual Report
www.bmo.com/annualreport2008

About the Production of
our Annual Report
This annual report uses paper that comes from well-managed forests, certified in accordance with the international standards of the Forest Stewardship Council (FSC). The paper used in this report contains 30% post-consumer recycled fibre and was manufactured using biogas energy.
By choosing environmentally friendly paper, we have achieved the following savings:
This Annual Report is
Carbon Neutral
This annual report is carbon neutral. The carbon emissions resulting from the manufacturing, printing and transportation of this publication have been offset using Zerofootprint’s ISO 14064-3 verified reforestation carbon offsets.
Information on our 2008 environmental initiatives
Information on our environmental policies, programs and performance

TM/®	Trademark/registered trademark of Bank of Montreal

®*	Registered trademark of BMO Nesbitt Burns Corporation Limited

®†	Registered trademark of Harris N.A.

®1	Registered trademark of MasterCard International Incorporated

®2	Registered trademark of Shell Canada Limited

®3	Registered trademark of AIR MILES International Trading B.V.

®4	Registered trademark of Kids Help Phone

®5	Registered trademark of Skate Canada

TM1	Trademark of Bullfrog Power Inc.

TM2	Trademark of Zerofootprint